X **Market Axess**®

2026

Proxy Statement and Notice of Annual Meeting of Stockholders



Dear Fellow Stockholders and Clients,

In 2025, we made significant strides in enhancing the "MarketAxess advantage" by expanding our **leading global network**, deepening our **differentiated liquidity** and accelerating our use of artificial intelligence ("AI") to **strengthen our proprietary data and analytics**. These key components of our "advantage" were further complemented by our investments in multi-protocol solutions for our clients.

Delivering record financial and operating performance

The market backdrop in 2025 was characterized by continued tight credit spreads and low credit spread volatility, short periods of event-driven volatility and another year of strong new issuance. With yields remaining elevated, fixed income continued to be an attractive asset class in 2025, and MarketAxess played a leading role in providing liquidity and enabling price discovery.

Our global network had over 2,100 active client firms at the end of 2025, including over 1,000 active international client firms and close to 13,000 active traders, approximately half of which were located outside of the United States. This global network is at the core of our differentiated liquidity, with over 1,000 unique liquidity providers on Open Trading, where alternative liquidity providers like hedge funds and systematics are increasingly playing a key role. Our differentiated liquidity depends on our proprietary data and analytics, powered by CP+. In 2025, our clients submitted $5.3 trillion in notional inquiries and received over 440 million responses. This activity is among the reasons our CP+ data is so robust.

The work that we have done to solidify our competitive advantage in the global credit markets helped us generate a record $846 million in revenue in 2025—our 17th consecutive year of record annual revenue— on total trading volume of $10.5 trillion, representing a 13% year-over-year increase in trading volume. These results were driven by strong growth and record trading volumes across most of our product areas. In emerging markets, one of our most promising future growth drivers, we surpassed $1 trillion in trading volume in 2025 for the first time, driven by strong growth across both hard currency and local currency markets.[1]

Driving increased revenue and market share across our three main strategic channels

We believe that the new protocols and workflow tools that we launched in 2025 will position us to drive U.S. credit revenue growth across the **client-initiated**, **portfolio trading** and **dealer-initiated channels**.

- In our **leading client-initiated channel**, we launched our targeted block trading solution for U.S. credit, emerging markets and eurobonds. This is an exciting new initiative, as it will enable us to further electronify one of the most valuable segments of our total addressable market in U.S. credit. Total block trading average daily volume ("ADV") increased 24% to a record $5 billion, including record growth of 18% in U.S. credit, 27% in emerging markets and 66% in eurobonds.
- In the **portfolio trading channel**, our enhanced portfolio trading solution in X-Pro is increasingly being leveraged by our clients. Our estimated market share in U.S. credit portfolio trading in 2025 was 19.0%, an increase of 270 basis points over our full-year 2024 estimated market share.
- In the **dealer-initiated channel**, we expanded our dealer solutions suite and enhanced our sessions-based trading protocol, Mid-X, in U.S. credit. We continue to broaden dealer participation and increase the number of trading sessions per day.

We have a clear and achievable technology and product roadmap to drive U.S. credit revenue growth across these three channels which we believe will be integral to achieving the financial targets[2] we announced at the end of 2025.

Introduction of medium-term financial targets[2] and enhanced capital return plan

Over the last several years, we have made significant progress on our technology transformation and investments in innovative protocols and workflow tools. We still have work to do, but based on our three-year technology and product roadmap, we announced medium-term financial targets and an enhanced capital return plan, which included a $400 million[3] stock repurchase authorization. Utilizing the new authorization, MarketAxess executed a $300 million accelerated stock repurchase ("ASR") program that settled in February 2026.[4] The announcement of the targets and the enhanced capital return plan are reflections of the Board's confidence in our long-term strategy and commitment to drive stockholder value creation. The three-year medium-term financial targets (2026-2028) are as follows:

8% – 9%
AVG. ANNUAL
TOTAL REVENUE
GROWTH[2]

75 – 125 bps
AVG. ANNUAL
OPERATING MARGIN
EXPANSION[2]

One of the key imperatives for achieving these medium-term financial targets, is a return to higher levels of revenue in U.S. credit driven by our new initiatives across the three strategic channels discussed earlier.

Strengthening our franchise with focus on automation, services, strategic partnerships and investments

We continue to experience strong demand for our trading automation solutions, with a record 261 active clients leveraging our tools. Automation trading volume increased 15% in 2025 and represented a record 28% of total credit trade count and a record 11% of total credit trading volume. We believe that as clients increasingly leverage automation, our platform becomes more deeply integrated into their trading workflows. We are also pleased to see our clients increasingly leveraging automation for larger sized trades.

Beyond our core commission-based trading products, we also delivered record services revenue of $112 million, which includes our information services, post-trade services and technology services businesses. We believe that these services complement our trading technologies and further our mission to create an intelligent global electronic fixed-income marketplace that works better for everyone.

In 2025 and early 2026, we announced new partnerships, strategic investments and new protocols, including:

- **The closing of the acquisition of majority control of RFQ-hub Holdings LLC**, a bilateral multi-asset and multi-dealer request for quote platform designed for the exchange traded fund and derivatives markets;
- **Growing our EM offering by becoming the first platform to provide fully electronic workflow for the trading of Indian Government Bonds** to international investors;
- **The launch of the fixed income market's first closing auctions protocol** designed to improve pricing and liquidity; and
- **Most recently, our upcoming announced integration with DirectBooks to streamline access to primary issuance data** for mutual clients.

New Board members and new additions to our leadership team

In early 2025, we welcomed Roberto Hoornweg to our Board, who brings extensive global financial markets expertise, fixed-income knowledge and leadership experience from senior roles at Standard Chartered, Brevan Howard and Morgan Stanley. More recently, in March 2026, we were very pleased to add Douglas Cifu and Kenneth Schiciano as new Board members. Doug brings deep fintech and regulatory expertise from building a major global market maker, while Ken contributes more than three decades of financial technology and private equity experience from a leading global investment firm.

We also welcomed several key leaders to our management team, including Dean Berry as Group COO and CEO of EMEA & APAC, and Spencer Lee as Head of Client Products, Americas. Dean joined from LSEG and brings deep expertise in managing trading workflows and analytics and has a consistent record of scaling businesses profitably through technology and product transformation. Spencer brings tremendous fixed-income and market structure expertise to us and his buy-side perspective will be invaluable as we continue to develop innovative protocols and workflow tools for our clients.

Finally, to further advance our technology transformation, William Quan joined us as Chief Technology Officer in March 2026. William's mandate is to drive innovation, support our ongoing modernization efforts and strengthen technology execution across the enterprise.

Looking forward

I am encouraged by the products and protocols we launched in 2025 and the progress we achieved across our strategic channels. The investments we are making to drive continued revenue growth are beginning to gain traction and position us for stronger momentum ahead.

The macro backdrop for fixed-income markets remains attractive. Strong new issuance in 2025 continued into the first quarter of 2026, supported by strong inflows into U.S. credit, increased velocity of trading in U.S. high-grade and a modest ease in interest rates. We believe MarketAxess is well positioned to support our clients through evolving market conditions, including the heightened credit market volatility driven by the geopolitical backdrop.

We have made tremendous headway over the last several years, and I am confident in the strategy we have put in place to pursue our financial targets for 2026 – 2028.

I would like to thank our stockholders for their partnership and our Board of Directors for their guidance in driving the growth of our company. Most importantly, I would like to thank all MarketAxess employees for their dedication to delivering results for our clients and stockholders.

Sincerely,

Christopher Concannon
Chief Executive Officer
April 29, 2026

¹ "Emerging Markets trading volume" is defined as trading volumes reported by the Company in its monthly trading volume release in the line item "Emerging Markets" within the MKTX credit product area, combined with China-related trading volumes that is currently reported in the "Agency and other government bonds" line item within the MKTX rates product area.

² The financial targets are average annual growth rates for revenue and operating margin expansion for the period 2026 – 2028. The financial targets assume constant currency and exclude the impact of changes in business portfolio and the impact of notable items. From time to time, we present certain GAAP-basis financial results, excluding notable items. These measures are non-GAAP financial measures. Refer to "Non-GAAP financial measures and other items" for a discussion of these non-GAAP financial measures.

³ There is no expiration date for the most recent $400 million Board authorization.

⁴ As of January 31, 2026, the Company had an aggregate of $205.0 million remaining under its repurchase programs.

Forward-Looking Statements

This letter includes certain forward-looking statements within the meaning of the federal securities laws, including statements about the outlook and prospects for the Company, market conditions and industry growth, as well as statements about the Company's future financial and operating performance, medium term financial targets, our confidence in our long-term strategy and stockholder value creation. Please see Cautionary Note Regarding Forward-Looking Statements on page 3 of the MarketAxess Holdings Inc. Annual Report on Form 10-K for the year ended December 31, 2025.

Non-GAAP financial measures and other items

To supplement the Company's unaudited financial statements presented in accordance with generally accepted accounting principles ("GAAP"), from time-to-time, we present selected GAAP-basis financial results, excluding notable items. Notable items are revenues, expenses, other income (expense) and tax related items that are non-recurring and outside of the Company's normal course of business or other notables, such as acquisition and restructuring charges or gains/losses on sales (collectively, "notable items"). Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. The Company believes that these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, provide additional information regarding the Company's operating results because they assist both investors and management in analyzing and evaluating the performance of our business. The Company does not reconcile its forward-looking non-GAAP financial measures, including the medium term financial targets, to the corresponding U.S. GAAP measures, due to variability and difficulty in making accurate forecasts and projections and/or certain information not being ascertainable or accessible; and because not all of the information, such as foreign currency impacts necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, is available to the Company without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information. The Company provides non-GAAP financial measures that it believes will be achieved, however it cannot accurately predict all of the components of the adjusted calculations and the U.S. GAAP measures may be materially different than the non-GAAP measures.



MarketAxess Holdings Inc.
55 Hudson Yards, 15th Floor
New York, New York 10001

April 29, 2026

TO THE STOCKHOLDERS OF MARKETAXESS HOLDINGS INC.:

You are invited to attend the 2026 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "*Company*") scheduled for Wednesday, June 10, 2026 at 9:00 AM, Eastern Daylight Time. The Annual Meeting will be a virtual meeting of stockholders. You will be able to participate in the Annual Meeting, vote and submit your questions via live webcast by visiting www.virtualshareholdermeeting.com/MKTX2026. The Company's Board of Directors and management look forward to your participation.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

We are pleased to take advantage of the U.S. Securities and Exchange Commission ("*SEC*") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. On or about April 29, 2026, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials ("*Notice*") containing instructions on how to access our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2025 online and how to vote. The Notice contains instructions on how you can receive a paper copy of the Proxy Statement, proxy card and Annual Report if you only received a Notice by mail.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, your shares should be represented and voted. After reading the Proxy Statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy card in the pre-addressed envelope that we have included for your convenience if you received paper copies. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone or how to instruct your broker to vote on your behalf.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Carlos M. Hernandez
Chairman of the Board of Directors

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

Attend the Annual Meeting at:

www.virtualshareholdermeeting.com/MKTX2026

Your vote is very important, regardless of the number of shares you own. Please read the attached Proxy Statement carefully and complete and submit your proxy card via the Internet or sign and date your paper proxy card as promptly as possible and return it in the envelope that was enclosed if you received paper copies. Alternatively, you may be able to submit your proxy by touch-tone phone as indicated on the Notice or proxy card.

TO THE STOCKHOLDERS OF MARKETAXESS HOLDINGS INC.:

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of MarketAxess Holdings Inc., a Delaware corporation (the "Company"), will be held via live webcast on Wednesday, June 10, 2026, at 9:00 AM, Eastern Daylight Time. You can participate in the Annual Meeting, vote and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/MKTX2026. You must have your 16-digit control number included on your Notice of Internet Availability of Proxy Materials or your proxy card (if you received a printed copy of the proxy materials) to join the Annual Meeting.

At the Annual Meeting, we will:

1. vote to elect the 12 nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2027 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026;

3. vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement;

4. vote on a stockholder proposal, if properly presented at the Annual Meeting; and

5. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.



BY INTERNET
Visit 24/7
www.proxyvote.com



BY PHONE
Call 1-800-690-6903
in the U.S. or Canada to vote your shares



BY MAIL
If you received printed copies of the proxy materials, cast your ballot, sign your proxy card and return



PARTICIPATE IN THE ANNUAL MEETING
Vote during the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2026 using your 16-digit control number

These items are more fully described in the Company's Proxy Statement accompanying this notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 13, 2026. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 13, 2026. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the Notice or proxy card; (2) sign and return a paper proxy card; or (3) vote during the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2026.

By Order of the Board of Directors,

Scott Pintoff
General Counsel and Corporate Secretary
New York, New York
April 29, 2026

TABLE OF CONTENTS

 

PROXY SUMMARY

This summary contains highlights about MarketAxess Holdings Inc. ("*MarketAxess*", the "*Company*", "*we*" or "*our*") and the upcoming 2026 Annual Meeting of Stockholders (the "*Annual Meeting*"). This summary does not contain all of the information you should consider in advance of the Annual Meeting, and we encourage you to read the entire Proxy Statement before voting. This Proxy Statement, the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being sent to stockholders on or about April 29, 2026. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 10, 2026 meeting.

Annual Meeting information

Date and Time: Wednesday, June 10, 2026, at 9:00 AM, Eastern Daylight Time
Virtual Meeting: www.virtualshareholdermeeting.com/MKTX2026
Record Date: Monday, April 13, 2026

The Annual Meeting will be held in virtual format only.

Voting items

The following table summarizes the items on which we are asking our stockholders to vote at the Annual Meeting, along with the voting recommendations of our Board of Directors (the "*Board*" or "*Board of Directors*").

Item	Board Recommendation	Required Approval	Page Reference
1. Election of 12 Directors	✓ VOTE FOR Election of Directors	Majority of votes cast for each nominee	2
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026	✓ VOTE FOR PROPOSAL 2	Majority of shares of Common Stock having voting power present in person or represented by proxy	27
3. Approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in the attached Proxy Statement	✓ VOTE FOR PROPOSAL 3	Majority of shares of Common Stock having voting power present in person or represented by proxy	77
4. Vote on a stockholder's proposal, if properly presented at the Annual Meeting	✗ VOTE AGAINST PROPOSAL 4	Majority of shares of Common Stock having voting power present in person or represented by proxy	78

How to vote

Your vote is important. Stockholders of record as of the Record Date are entitled to vote through one of the following options:

By Mail: If you received printed copies of the proxy materials, cast your ballot, sign your proxy card and return.

Via the Internet: To vote before the meeting, visit www.proxyvote.com.
To vote at the meeting, visit www.virtualshareholdermeeting.com/MKTX2026. You will need the control number printed on your Notice, proxy card or voting instruction form.

By Telephone: Call the phone number located on your Notice or proxy card.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 13 directors, 12 of whom are not our employees. Each nominee for director was elected by the Company's stockholders on June 4, 2025, except for Messrs. Cifu and Schiciano, who were appointed to the Board effective March 1, 2026. The directors are nominated for a term that begins at the Annual Meeting and ends at the 2027 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation, retirement or removal. The Board will continue to evaluate its composition as part of its focus on self-assessment and board refreshment.

Stephen Casper, who has served as a director since April 2004, has not been re-nominated for election at the Annual Meeting. After more than 22 years of dedicated service, Mr. Casper's tenure on the Board will conclude at the Annual Meeting. The Company deeply appreciates Mr. Casper's many contributions and commitment to the Company's success throughout his years of service on the Board.

Following the Annual Meeting, assuming the election of each director nominee, our Board will consist of 12 directors, 11 of whom are not our employees.

Your vote

If you sign the attached or enclosed proxy card and return it to the Company, your proxy will be voted **FOR** each nominee, for terms expiring at the 2027 Annual Meeting of Stockholders, unless you specifically indicate on the proxy card that you are casting a vote against one or more of the nominees or abstaining from such vote.

A vote of the majority of the votes cast is required to elect each director. Abstentions and broker non-votes are not treated as votes cast and will therefore have no effect on the outcome of the vote.



BOARD RECOMMENDATION
The board unanimously recommends that you vote "FOR" the election of each of the following nominees:

- Carlos M. Hernandez
- Christopher R. Concannon
- Nancy Altobello
- Steven L. Begleiter
- Jane Chwick
- Douglas A. Cifu

- William F. Cruger
- Kourtney Gibson
- Roberto Hoornweg
- Richard G. Ketchum
- Emily H. Portney
- Kenneth T. Schiciano

Each nominee currently serves as a director on our Board, and each nominee has agreed to continue to serve on the Board if such nominee is elected at the Annual Meeting. If any nominee is unable (or for good cause declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included below under "*Director information*."

Qualifications for director nominees

Our Board has adopted minimum qualifications for our directors:

- substantial experience working as an executive officer for, or serving on the board of, a public company;
- significant accomplishment in another field or endeavor; or
- an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company.

A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors must demonstrate strong leadership skills and should possess a basic understanding of financial matters, have an ability to review and understand the Company's financial and other reports and be able to discuss such matters intelligently and effectively. A director also needs to exhibit qualities of independence in thought and action and should be committed first and foremost to the interests of the stockholders of the Company. The key experience, qualifications and skills each of our directors brings to the Board that are important in light of our business are included in their individual biographies below.

Board of Directors skills and expertise

The Company's directors are selected on the basis of specific criteria set forth in our Corporate Governance Guidelines. All of our directors possess **financial industry** experience, a history of **strategic leadership**, **corporate governance** experience, **financial planning and capital management** skills and **risk management** experience.

In addition to those qualifications, listed below are the skills and experience that we consider important for our director nominees.[1] More detailed information is provided in each director nominee's biography.

	Fixed Income/ Electronic Trading	Regulatory	Technology/ Cybersecurity	Mergers and Acquisitions	Accounting	Other Public Company Board Experience	Talent Management	International
Carlos Hernandez	•	•		•			•	•
Christopher Concannon	•	•	•	•		•	•	•
Nancy Altobello		•		•	•	•	•	•
Steven Begleiter				•		•	•	
Jane Chwick	•		•			•	•	•
Douglas Cifu	•	•		•			•	•
William Cruger	•			•	•	•	•	•
Kourtney Gibson	•	•			•	•	•	•
Roberto Hoornweg	•	•					•	•
Richard Ketchum	•	•			•	•		
Emily Portney	•	•		•	•		•	•
Kenneth Schiciano	•		•	•	•	•		

(1) In addition to the above skills matrix, all of our directors possess **financial industry experience**, a history of **strategic leadership**, **corporate governance** experience, **financial planning and capital managemen**t skills and **risk management** experience.

Director demographics

The Company recognizes that some stockholders find information related to director demographics useful in evaluating the effectiveness of the Board. The Company's Board Composition Statement cites skills, knowledge, experience and length of service as attributes considered when designing and evaluating the Board's composition. See "*Corporate governance and board matters — Board composition*" for more information.

The charts below show certain demographic information related to our director nominees. Additionally, four out of twelve of our director nominees are women, and two out of twelve director nominees are ethnically or racially diverse.





Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the Annual Meeting and ending at the 2027 Annual Meeting of Stockholders.

Carlos M. Hernandez



Age: 64
Director since: September 2023
Chairman of the Board
Board Committees:
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Carlos M. Hernandez has been our Chairman since January 2025. Mr. Hernandez is the Executive Chair of Brevan Howard, a global macro and digital assets hedge fund, since May 2025, and founder and Chief Executive Officer of Pensativa Partners, his family office, which he founded in July 2023. Mr. Hernandez retired from JPMorgan Chase & Co. (*"JPMorgan"*), a leading financial services firm, in April 2023 after 37 years of service. Prior to his retirement at JPMorgan, Mr. Hernandez was Executive Chair of Investment and Corporate Banking from 2020 to April 2023 and served as a member of the Operating Committee and a member of the Corporate & Investment Bank Management Team. Previously, Mr. Hernandez served as Head of Global Banking at JPMorgan from 2014 to 2019. Prior to this position, he was Global Head of Investor Services and led JPMorgan's Global Equities and Prime Services business. Earlier in his career, he managed the Origination and Distribution business for the Americas, Institutional Equities for the Americas and Global Equity Capital Markets at JPMorgan. Before joining the Equities division, Mr. Hernandez was head of Investment Banking, Latin America at JPMorgan. Mr. Hernandez currently serves as Chairman of the Fund Board of Trustees for Calvary Hospital and a member of the Johns Hopkins University Krieger School of Arts and Sciences Advisory Board.

Mr. Hernandez previously served on the Company's Board from 2006 to 2019. Mr. Hernandez has a B.S. in Business from the State University of New York and an M.B.A. from Columbia University. Mr. Hernandez brings a broad range of leadership experience and a deep understanding of the global financial markets and financial services and securities industries, including the particular needs of an international corporation, to the Board. Mr. Hernandez also has a unique understanding of, and experience with, our broker-dealer clients and their needs, particularly in the context of recent regulatory reform.

Christopher R. Concannon



Age: 58
Director since: January 2019
Board Committees:
- None

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Christopher R. Concannon has been our Chief Executive Officer since April 2023. Prior to serving in this role, Mr. Concannon served as our President and Chief Operating Officer from January 2019 to April 2023. He also served as our Interim Chief Financial Officer between February 2024 and May 2024. Mr. Concannon previously served as President and Chief Operating Officer of Cboe Global Markets, Inc., one of the world's largest exchange holding companies, until 2019, a position he was appointed to upon Cboe's acquisition of Bats Global Markets, Inc. in 2017. Until Bats' acquisition by Cboe, Mr. Concannon served as President of Bats from December 2014, director from February 2015, and Chief Executive Officer from March 2015. Mr. Concannon has more than 20 years of experience as an executive at Nasdaq, Virtu Financial, Instinet and as an attorney at Morgan Lewis & Bockius and the SEC. Mr. Concannon received a B.A. from Catholic University, an M.B.A. from St. John's University, and a J.D. from Catholic University's Columbus School of Law.

Mr. Concannon brings to the Board extensive experience leading companies in the global exchange industry. Mr. Concannon also has deep and critical knowledge regarding automated trading, the delivery of innovative technology solutions, market structure and clearing operations.

Nancy Altobello



Age: 68
Director since: April 2019
Board Committees:
- Compensation and Talent (Chair)
- Nominating and Governance

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- Amphenol Corporation (NYSE: APH)
- WEX Inc. (NYSE: WEX)

Qualifications and Career Highlights:

Nancy Altobello was most recently Global Vice Chair, Talent of Ernst & Young ("*EY*"), a professional services firm, where she was responsible for EY's talent and people strategy worldwide from July 2014 until her retirement in June 2018. Previously, Ms. Altobello held a number of senior positions at EY, including Americas Vice Chair, Talent from 2008 to 2014, Managing Partner, Northeast Region Audit and Advisory Practices from 2003 to 2008 and Managing Partner, North American Audit Practice from 1999 to 2003. Throughout this time, Ms. Altobello also served as an audit partner for a number of leading global organizations. She currently serves on the Board of Directors of Amphenol Corporation and WEX Inc., and on the Board of Trustees of Fairfield University. She previously served on the Board of Directors of CA Technologies, Cornerstone OnDemand and MTS Systems Corporation until each of their respective acquisitions. Ms. Altobello received a B.S. in accounting from Fairfield University, earned a Corporate Director Certificate from Harvard Business School and a certificate in Climate Leadership from the Diligent Institute and is a Certified Public Accountant.

Ms. Altobello was selected to serve on the Board due to her financial, audit and Sarbanes Oxley compliance expertise, her knowledge of talent and people strategy, and her global business experience.

Steven L. Begleiter



Age: 64
Director since: April 2012
Board Committees:
- Finance (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Steven L. Begleiter has been employed with Flexpoint Ford, LLC, a private equity group focused on investments in financial services and healthcare, since October 2008, where he currently serves as Managing Director. Prior to joining Flexpoint Ford, Mr. Begleiter spent 24 years at Bear Stearns & Co., serving first as an investment banker in the Financial Institutions Group and then as Senior Managing Director and member of its Management and Compensation Committee from 2002 to September 2008. Mr. Begleiter also served as head of Bear Stearns' Corporate Strategy Group. Mr. Begleiter currently serves on the Board of Directors of certain portfolio companies of Flexpoint Ford, LLC. He previously served on the Board of Directors of Rithm Property Trust Inc. (formerly known as Great Ajax Corp.) and WisdomTree Investments, Inc. Mr. Begleiter received a B.A. with Honors in economics from Haverford College and is a member of its Board of Managers.

Mr. Begleiter brings many years of leadership experience in the financial services and private equity industries to the Board. Mr. Begleiter also has extensive industry knowledge and expertise relating to mergers and acquisitions and capital formation.

Jane Chwick



Age: 63
Director since: October 2013
Board Committees:
- Nominating and Governance
- Risk (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- M&T Bank Corporation (NYSE: MTB)
- Voya Financial, Inc. (NYSE: VOYA)

Qualifications and Career Highlights:

Jane Chwick was most recently the Co-Founder and Co-CEO of Trewtec, Inc., a technology advisory firm designed to help board members and CEOs evaluate the technology function in their companies, from September 2014 until the firm ceased operations in August 2017. Prior to this role, she was a Partner and Co-Chief Operating Officer of the Technology Division of Goldman Sachs Group, Inc. where she was responsible for financial and business planning, technical strategy and ongoing management of an 8,000-person organization until her retirement in April 2013. During her 30-year career at Goldman Sachs, Ms. Chwick held a number of senior positions, including Global Head of Technology of the Securities Division and Global Head of Derivatives Technology. Ms. Chwick served on many governance committees at Goldman Sachs, including the firm's Finance Committee, the firm-wide New Activity Committee and the Technology Risk Committee, and served as co-chair of the Technology Division Operating Committee. During her tenure, she drove the design, build and integration of technology across all of Goldman Sachs' derivatives businesses, including fixed income, commodities, currencies and equities. Ms. Chwick is a member of the Board of Directors of M&T Bank Corporation and Voya Financial, Inc., and Ms. Chwick previously served on the Board of Directors of Thoughtworks Holding, Inc., Essent Group and People's United Financial, Inc. until its acquisition by M&T Bank Corporation in 2022. Ms. Chwick received a B.A. in mathematics from Queens College and an M.B.A. from St. John's University with a concentration in MIS and quantitative analysis.

Ms. Chwick's extensive technology leadership experience gained in a global financial services firm, combined with her depth of market knowledge and industry insight, bring valuable skills and strategic perspective to the Board.

Douglas A. Cifu



Age: 60
Director since: March 2026
Board Committees:
- Compensation and Talent (effective May 1, 2026)
- Finance (effective May 1, 2026)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Douglas Cifu is the co-founder of Virtu Financial, Inc. ("*Virtu*"), a global financial technology firm and market maker, where he previously served as the Chief Executive Officer from its founding in 2008 through July 2025. He served Virtu as an advisor until December 31, 2025. Previously, Mr. Cifu was a partner at the international law firm Paul, Weiss, Rifkind, Wharton & Garrison, where he served as a member of the Management Committee, Deputy Chair of the Corporate Department, and co-head of the Private Equity Group. Mr. Cifu was recognized in Chambers USA and Legal 500 as a leading mergers and acquisitions lawyer for buyouts and private equity transactions. He serves on the board of directors of the U.S. Chamber of Commerce and the board of visitors of Columbia College at Columbia University. Mr. Cifu earned his J.D. from Columbia Law School in 1990 and his B.A. magna cum laude from Columbia University in 1987, where he was elected to Phi Beta Kappa.

Mr. Cifu brings to the Board extensive experience in financial technology, deep expertise in regulation of financial markets globally and mergers and acquisitions and leadership at a major global market-making firm.

William F. Cruger



Age: 67
Director since: November 2013
Board Committees:
- Audit
- Finance
- Nominating and Governance (Chair)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- M&T Bank Corporation (NYSE: MTB)
- Virtu Financial, Inc. (NASDAQ: VIRT)

Kourtney Gibson



Age: 44
Director since: July 2020
Board Committees:
- Audit
- Compensation and Talent

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)
- Fidelity National Information Services, Inc. (NYSE: FIS)

Qualifications and Career Highlights:

William F. Cruger was most recently Vice Chairman of Investment Banking at JPMorgan, where he was responsible for key client relationships on a global basis until his retirement in August 2013. Previously, Mr. Cruger held a number of senior positions at JPMorgan, including Managing Director in the Financial Institutions group from 1996 to 2011. During this time, he oversaw the rationalization of the firm's private equity investments in trading platforms and related ventures at LabMorgan from 2000 to 2001. Prior to this, Mr. Cruger ran the firm's investment banking practices in Japan from 1991 to 1996, Latin America from 1989 to 1991 and Emerging Asia from 1984 to 1988. He currently serves on the Board of Directors of M&T Bank Corporation and Virtu Financial, Inc., and has previously served on the Boards of Directors of Archipelago, Credittrade, Capital IQ and People's United Financial, Inc. until its acquisition by M&T Bank Corporation. Mr. Cruger received a B.A. from Clark University and an M.B.A. from Columbia University.

Mr. Cruger's experience in investment banking at a global financial services firm, his extensive knowledge of financial institutions and financial markets, his leadership roles as a director of other financial services firms, and his international business experience bring critical skills and strategic insight to the Board.

Qualifications and Career Highlights:

Kourtney Gibson has been the Chief Executive Officer of Retirement Solutions at TIAA, a leading provider of secure retirements and outcome-focused investment solutions, since October 2024. Previously she was Senior Executive Vice President and Chief Institutional Client Officer of TIAA from July 2022 to October 2024 and Executive Vice Chairman of Loop Capital Markets, an investment bank, brokerage and advisory firm, from March 2022 to July 2022. Prior to this role, Ms. Gibson served in various roles at Loop Capital Markets, including as President from June 2016 to March 2022, Head of the Fixed Income Division from January 2015 to June 2016 and Head of the Equity Division from June 2005 to December 2015. Ms. Gibson is a member of the Board of Directors of Fidelity National Information Services, Inc., a member of the Economic Club of Chicago and previously served on the Board of lululemon athletica inc. until June 2023. Ms. Gibson also currently serves on the Board of Trustees at Viterbo University, the Board of the Dibia Dream Foundation and the Board of the Chicago Scholars Foundation. Ms. Gibson received an M.B.A. from the Kellogg School of Management at Northwestern University and a B.B.A. from the University of Miami.

Ms. Gibson brings to the Board her wealth of experience relating to the evolving market structure of both the fixed income and equity markets, as well her broad-based experience with institutional investor clients.

Roberto Hoornweg



Age: 58
Director since: March 2025
Board Committees:
- Finance
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Roberto Hoornweg was appointed CEO, Corporate & Investment Banking at Standard Chartered, a global financial services institution, in October 2025. He has responsibility for the Europe, Americas, Middle East and Africa markets and is a member of the Group Management Team. He was previously the Co-Head, Corporate & Investing Banking since April 2024. Prior to this role, he was Global Head of Financial Markets since January 2017 where he led all of Standard Chartered's businesses that provided clients with foreign exchange, interest rates, commodities, financing and securities services, as well as Standard Chartered's fully integrated primary and secondary credit solutions suite across bonds, loans, structured credit and structured finance. Mr. Hoornweg also had responsibility for the global Research and Resource Management & Analytics group which manages x-value adjustments, funding for financial markets and the modeling & analytics group. Prior to joining Standard Chartered, he held a senior role at Brevan Howard Asset Management from November 2014 to December 2017, where he was a partner leading the Brevan Howard liquid portfolio strategies funds business. Before that, he spent three years at UBS Investment Bank in London leading the global Securities Distribution business and then co-heading the global Fixed Income, Currencies and Commodities division. Roberto's financial markets experience began with a 17-year career at Morgan Stanley where he held various senior roles in fixed income derivatives, including leading the global emerging markets fixed income & FX business, and as head of global interest rates, credit and currencies. Roberto holds a Bachelor of Science with a major in Economics from the Massachusetts Institute of Technology.

Mr. Hoornweg brings global financial markets expertise, fixed income knowledge and leadership experience from a number of financial institutions.

Richard G. Ketchum



Age: 75
Director since: April 2017
Board Committees:
- Audit
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Richard G. Ketchum was most recently Chief Executive Officer of the Financial Industry Regulatory Authority, Inc. ("*FINRA*") from March 2009 to July 2016 and served as Chairman of FINRA's Board of Governors from March 2009 to August 2016. Prior to joining FINRA, Mr. Ketchum held a range of senior regulatory positions in the financial industry over twenty years, including as Chief Executive Officer of NYSE Regulation, Inc., President of the NASDAQ OMX Group Inc., a predecessor of Nasdaq, Inc., President and Chief Operating Officer of the National Association of Securities Dealers Inc., a predecessor of FINRA, and Director of the Division of Market Regulation at the SEC. Mr. Ketchum was also the General Counsel of the Corporate and Investment Bank of Citigroup Inc. Mr. Ketchum is on the Board of Directors of GSS, a subsidiary of BNY Mellon, and SBH Health System. He previously served as Non-Executive Chairman of the Board of Directors of Sculptor Capital Management, Inc. Mr. Ketchum received a B.A. from Tufts University and a J.D. from New York University School of Law.

Mr. Ketchum brings to the Board substantial regulatory experience in the securities industry and deep knowledge of the legal and compliance issues facing companies in the financial services industry.

Emily Portney		**Kenneth T. Schiciano**	



Age: 54
Director since: October 2017
Board Committees:
- Risk

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)



Age: 63
Director since: March 2026
Board Committees:
- Audit (Effective May 1, 2026)

Public Company Directorships:
- MarketAxess (NASDAQ: MKTX)

Qualifications and Career Highlights:

Emily Portney became the Global Head of Asset Servicing for the Bank of NY Mellon ("*BK*"), a global financial services institution, in February 2023, after serving as the Chief Financial Officer of the firm from 2020 to 2023 and Head of Asset Servicing, Americas from 2018 to 2020. Emily is a member of BK's Executive Committee. As CEO of Asset Servicing, Emily oversees BK's largest business unit, providing investment administration, operational and technology solutions to traditional and alternative asset managers, asset owners, insurance companies, banks and broker-dealers. Prior to joining BK, Ms. Portney was Chief Financial Officer of Barclays International where she helped to establish the non-ring-fenced bank, and led a global organization spanning the Corporate and Investment Bank, the Private Bank, as well as Cards and Payments. Ms. Portney started her career at JPMorgan Chase & Co in 1993 and served in various senior roles including Global Head of Clearing and Collateral Management, as well as Chief Financial Officer of Equities and Prime Services. Ms. Portney previously served on the Board of Directors of The Depository Trust & Clearing Corporation (DTCC). Ms. Portney received a B.A. from Duke University and an M.B.A. from Columbia University.

Ms. Portney brings leadership experience from a number of financial institutions. Ms. Portney also has in-depth experience relating to clearing operations and strategies and the requirements of operating a firm in a highly regulated industry.

Qualifications and Career Highlights:

Kenneth T. Schiciano has served as Senior Advisor of TA Associates, a leading global private equity firm, since July, 2022, where he focuses on investments in infrastructure, software and financial technology companies. Mr. Schiciano joined TA Associates in 1989 and has more than 33 years of experience in the private equity industry, with deep expertise in the communications and financial technology industries. He previously served as a Managing Director from 2000 to 2022 and formerly served as co-head of TA's North America Technology Group. He currently serves on the boards of directors of Insurity, ION Markets, smartTrade Technologies, and Veracode. Mr. Schiciano has previously served on the boards of numerous companies, including BATS Global Markets (acquired by CBOE Holdings), Datek Online (acquired by Ameritrade), The Island ECN (acquired by Instinet), ION Trading, MetroPCS Communications, NetScout Systems, and Tierpoint, LLC. Prior to joining TA Associates, Mr. Schiciano worked at AT&T Bell Laboratories. Mr. Schiciano holds a Master of Science in Management from the Massachusetts Institute of Technology Sloan School of Management, a Master of Science in Electrical Engineering from Stanford University, and a Bachelor of Science, summa cum laude, in Electrical Engineering and Computer Science from Duke University.

Mr. Schiciano brings financial technology and investment experience to the Board.

CORPORATE GOVERNANCE AND BOARD MATTERS

Highlights

We are committed to maintaining strong corporate governance practices and procedures. The Company has demonstrated and promoted accountability to stockholders through its existing corporate governance policies and practices, which include:

- ✓ **Majority Independent Board:** Currently, 12 out of our 13 directors are independent. Following the Annual Meeting, 11 out of 12 directors will be independent, assuming the stockholders elect to the Board of Directors the director nominees set forth in Proposal No. 1.

- ✓ **Independent Board Chair and Separate CEO:** Our Chairman of the Board is an independent director and the role of CEO is held by a separate individual.

- ✓ **Committees Comprised Entirely of Independent Directors:** The Board has established structural safeguards that serve to preserve the Board's independent oversight of management. All of the Board's committees are comprised entirely of, and are chaired by, independent directors.

- ✓ **Annual Election of Directors:** Since the Company's initial public offering in 2004, all directors have been annually elected to our Board. Our directors are only elected to hold office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal.

- ✓ **Majority Voting Standards in Uncontested Elections:** Our Bylaws include a "majority voting" standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. Under the majority voting standard, in uncontested elections of directors, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present.

- ✓ **Stockholder Input on Director Nominations:** Stockholders may recommend director candidates by submitting such recommendations directly to the Nominating and Corporate Governance Committee as described under – "Communicating with our Board members." The Nominating and Corporate Governance Committee evaluates any such candidate in the same manner as it evaluates candidates recommended from other sources.

- ✓ **Stockholder Right to Act by Written Consent:** Since the Company's initial public offering in 2004, the Company's Bylaws have permitted the holders of a majority of our outstanding common stock having voting power present in person or represented by proxy to take any action required or permitted to be taken at an annual or special meeting, including election of directors, without a meeting, without prior notice and without a vote. Through this right, stockholders are already empowered to act between annual meetings.

- ✓ **Stockholder Right to Call a Special Meeting:** The holders of at least 25% of our outstanding common stock for at least one year have the right to call a special stockholders meeting.

- ✓ **Annual Board Evaluation:** The Nominating and Corporate Governance Committee annually reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its committees.

- ✓ **Annual Say-on-Pay:** In accordance with the Board's recommendation as well as the majority of stockholders voting at the 2023 Annual Meeting, the Company conducts an annual say-on-pay vote. The Board recognizes the importance of an annual vote as it allows stockholders to provide direct input on the Company's compensation policies and practices, and the resulting compensation for the named executive officers, every year.

✓ **Robust Stock Ownership Guidelines:** The Board of Directors believes that equity ownership by the Company's directors and executive officers is important for the Company. Our directors and executive officers are subject to stock ownership guidelines to align their interests with those of our stockholders. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director.

✓ **Regular Stockholder Engagement:** We value our stockholders' opinions and actively solicit input through our stockholder engagement program. During 2025, we had conversations with 57 stockholders representing approximately 43% of our outstanding common stock. We are responsive to stockholders and believe in maintaining active stockholder engagement.

Director independence

The Board of Directors has determined that each of our current directors, other than Mr. Concannon, our Chief Executive Officer ("*CEO*"), currently meet the independence requirements contained in the NASDAQ listing standards and applicable securities rules and regulations. In determining the independence of each of our non-employee directors, the Board considered the transactions described under "*Certain relationships and related party transactions – Other transactions*." None of our non-employee directors has a relationship with the Company or its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board refreshment

We do not have director age or term limits, as we believe our efforts to regularly refresh the Board with new directors, as well as natural turnover, have achieved the appropriate balance between maintaining longer-term directors with deep institutional knowledge and new directors who bring new perspectives to our Board. Our Board reviews director tenure every year in connection with its director independence determinations. We plan to continue to evaluate the composition of our Board of Directors to ensure that it is composed of high functioning and qualified members. In addition, on an annual basis, the Nominating and Corporate Governance Committee reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its committees.

Since 2023, we have added 4 new directors, or 33% of our current director nominees.



Board composition

The Company's Board Composition Statement, included in our Corporate Governance Guidelines, cites the design of the composition of the Board as an essential element in the attainment of its strategic objectives and in achieving sustainable and balanced development. In designing and evaluating the Board's composition, a variety

of attributes, including skills, knowledge, experience and length of service, are considered. The ultimate decision on all Board nominations is based on merit and the expected contributions that the selected candidates will bring to the Board.

The Nominating and Corporate Governance Committee annually reviews the approval criteria for the selection of new directors and the evaluation and renomination of existing directors, including with regard to the Board Composition Statement. This annual evaluation enables the Board and the Nominating and Corporate Governance Committee to update the skills and experience they seek in the Board as a whole, and in individual directors, as the Company's needs evolve and change over time.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for election by the stockholders. The Nominating and Corporate Governance Committee is tasked with identifying individuals qualified to become directors and considers candidates to fill positions on the Board based on a set of criteria for the selection and evaluation of directors approved by the Board. The Nominating and Corporate Governance Committee operates under a charter, which is available in the *Investor Relations — Governance — Governance Documents* section of our corporate website at *www.marketaxess.com*. Under our By-Laws, directors are elected by a majority of the votes cast. Pursuant to our resignation policy, if an incumbent nominee for director does not receive at least a majority of the votes cast, that director is required to tender his or her resignation to the Board, subject to acceptance by the Board.

The Nominating and Corporate Governance Committee will give the same consideration to properly submitted candidates recommended by stockholders as they do candidates suggested by other parties. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee as described below under "— *Communicating with our Board members*." In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above under "— *Qualifications for director nominees"* though meeting such minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person recommended by a stockholder. The Nominating and Corporate Governance Committee may also engage outside search firms to assist in identifying or evaluating potential nominees.

Board leadership structure

The Board directs and oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company. The Board's responsibility is one of oversight, and in performing its oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to, or shared with, its stockholders.

As further detailed below, the Board's leadership structure includes:

- *Separate Chairman and CEO***:** The roles of Chairman and CEO are held by two separate individuals.
- *Independent Chairman***:** Carlos M. Hernandez became Chairman of the Board effective January 1, 2025, following the retirement of our founder and former executive chairman, Mr. Richard M. McVey. Mr. Hernandez is an independent director.
- *Independent, active and effective directors***:** Our directors are all of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies.

- ***Structural safeguards that preserve the Board's independence:*** Our Corporate Governance Guidelines provide mechanisms such as the option for, and defined duties of, a Lead Independent Director and requirements that the members and chairs of our Board committees be independent directors.

Our Corporate Governance Guidelines provide that the Board selects each of the Chairman and Chief Executive Officer in the manner that it determines to be in the best interests of the Company's stockholders. Therefore, the Board does not have a policy on whether the roles of Chairman and Chief Executive Officer should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the independent directors.

Our Corporate Governance Guidelines provide that the Chairman presides over executive sessions and, in consultation with management, sets the agenda for Board meetings, among other duties. Our Corporate Governance Guidelines further provide that the Company shall have a Lead Independent Director of the Board when the Chairman of the Board is an affiliated director, a member of the Company's management or otherwise at the discretion of the Board. When the Board utilizes a Lead Independent Director position, our Corporate Governance Guidelines provide clearly defined responsibilities including that such person is responsible for, among other things, consulting with the Chairman regarding the agenda and meeting schedules for each Board meeting, coordinating the activities of the non-employee directors, including presiding over the executive sessions of non-employee directors, and serving as a liaison between the Chairman and the non-employee directors. The Lead Independent Director, when the Board has one, also has the authority to call meetings of the independent directors and, if requested by significant stockholders, is available for consultation and direct communication.

The Board currently believes that separating the roles of the Chairman and the CEO, and appointing an independent Chairman, is in the best interests of the Company and its stockholders and represents the most effective leadership structure for the Company. The Board believes that strong independent leadership is essential for the Board to effectively perform its functions and to help promote independent oversight of management.

The Board has also established other structural safeguards that serve to preserve the Board's independent oversight of management. For example, the Board is comprised almost entirely of independent directors who are highly qualified and experienced, and who exercise a strong, independent oversight function. All of the Board's committees are comprised entirely of, and are chaired by, independent directors. Independent oversight of our CEO's performance is provided through a number of Board and committee processes and procedures, including regular executive sessions of non-employee directors and annual evaluations of our CEO's performance against pre-determined goals. The Board believes that these safeguards preserve the Board's independent oversight of management and provide a balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Board committees

Audit Committee

The Audit Committee of the Board of Directors oversees the accounting and financial reporting process and the audits of the financial statements of the Company. The Audit Committee is also responsible for preparing the audit committee report required to be included in this Proxy Statement, and the Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the Company's outside auditor. The Audit Committee currently consists of Messrs. Casper (Chair) and Cruger, Ms. Gibson and Mr. Ketchum. Effective May 1, 2026, Mr. Schiciano will join the Audit Committee. Following the Annual Meeting, Mr. Schiciano will serve as Chair of the Audit Committee.

The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). The Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that each member of the Audit Committee satisfies the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that each member of the Audit Committee is an "audit committee financial expert" as defined by the SEC. For information regarding the experience and qualifications of our Audit Committee members, see the information in this Proxy Statement under the section heading "*Proposal 1 – Election of Directors — Director information."*

Compensation and Talent Committee

The Compensation and Talent Committee of the Board of Directors (the "*Compensation Committee*") is responsible for reviewing and approving, and, as applicable, recommending to the full Board for approval, the compensation of the CEO and all other officers of the Company, as well as the Company's compensation philosophy, strategy, program design and administrative practices. The compensation programs reviewed and approved by the Compensation Committee consist of all forms of compensation, including salaries, cash incentives and stock-based awards and benefits. The Compensation Committee is also responsible for oversight of the Company's talent strategy and talent management processes, including talent acquisition, leadership development and succession planning for key roles, and reviewing the Company's corporate culture. The Compensation Committee currently consists of Ms. Altobello (Chair), Mr. Casper, Ms. Gibson and Mr. Hernandez. Effective May 1, 2026, Mr. Cifu will join the Compensation Committee. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards and a "non-employee director" under the applicable SEC rules and regulations.

Finance Committee

The Finance Committee assists the Board with its oversight of the Company's global treasury activities, mergers, acquisitions, divestitures, strategic investments, capital structure and capital allocation strategy, financing and liquidity requirements, dividends, stock repurchase authorizations, investor relations activities and insurance and self-insurance programs. The Finance Committee currently consists of Messrs. Begleiter (Chair), Cruger and Hoornweg. Effective May 1, 2026, Mr. Cifu will join the Finance Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors identifies individuals qualified to become Board members and recommends for selection by the Board the director nominees to stand for election at each annual meeting of the Company's stockholders. In connection therewith, the Nominating and Corporate Governance Committee reviews certain policies regarding the nomination of directors and recommends any changes in such policies to the Board for its approval; identifies individuals qualified to become directors; evaluates and recommends for the Board's selection nominees to fill positions on the Board; and recommends changes in the Company's corporate governance policies, including the Corporate Governance Guidelines, to the Board for its approval. The Nominating and Corporate Governance Committee oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee also oversees the Company's environmental, social and governance strategy and initiatives. See "*Environmental, social and governance strategy and initiatives."* The Nominating and Corporate Governance Committee currently consists of

Mr. Cruger (Chair) and Mses. Altobello and Chwick. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an independent director in accordance with NASDAQ listing standards.

Risk Committee

The Risk Committee assists the Board with its oversight of the Company's risk management activities, with particular responsibility for overseeing designated areas of risk that are not the primary responsibility of another committee of the Board or retained for the Board's direct oversight. Items delegated to the Risk Committee by the Board include technology and cybersecurity risk, credit risk, clearing risk and regulatory risk. The Risk Committee also oversees and receives reports related to the Company's cybersecurity insurance policies and data security policies and procedures. The Risk Committee currently consists of Ms. Chwick (Chair), Messrs. Hoornweg and Ketchum and Ms. Portney.

Meetings and attendance

The following table sets forth the chairs and membership structure of the Board and each standing Board committee as of April 29, 2026, and the number of Board and Board committee meetings held during 2025:

Board Structure and Meetings			
	Chair	Number of Members	Number of Meetings
Board	Carlos M. Hernandez	13	6
Audit Committee[1]	Stephen P. Casper	4	9
Compensation & Talent Committee	Nancy Altobello	4	5
Finance Committee	Steven L. Begleiter	3	5
Nominating and Corporate Governance Committee	William Cruger	3	4
Risk Committee[1]	Jane Chwick	4	5

(1) In addition to the meetings disclosed in the table above, the Audit and Risk Committees held one joint Audit and Risk Committee meeting in 2025.

The non-management directors met in executive session without management directors or employees at each of the meetings of the Board during 2025. We expect each director to attend each meeting of the full Board and of the committees on which such director serves and to attend the annual meeting of stockholders. All directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served. All but one of the current directors who were serving on our Board at the time attended our 2025 annual meeting of stockholders (the "*2025 Annual Meeting*").

Risk oversight

The Board's involvement in risk oversight

The Board's responsibility is to oversee the Company's risk management processes over the short-, medium- and long-term by informing itself of the Company's material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not responsible, however, for defining or managing the Company's various risks. See "—*Management's involvement in risk oversight*" below.

The Board of Directors and its committees oversee risk through regular reports from management. The Board's committees report on the matters discussed at the committee level to the full Board. The Risk Committee assists the Board with its oversight of the Company's risk management activities, including operational risks,

cybersecurity risk, business resiliency and continuity, software change management and deployment and system capacity, credit and settlement risks, regulatory risks and risks related to artificial intelligence ("*AI*"). Refer to Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for more information on the Board's oversight of cybersecurity. The Audit Committee assists the Board in its oversight of the Company's significant financial risk exposures. In addition, the Compensation Committee is charged with reviewing and assessing risks arising from the Company's compensation policies. Risk management is a factor that the Board and the Nominating and Corporate Governance Committee consider when determining who to nominate for election as a director of the Company and which directors serve on each Committee. In addition, the Nominating and Corporate Governance Committee is charged with overseeing risk related to the Company's environmental, social and governance strategy and initiatives. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

Management's involvement in risk oversight

The Company's management is responsible for defining the various short-, medium- and long-term risks facing the Company, formulating risk management policies and procedures and managing the Company's risk exposures on a day-to-day basis. The Company has adopted an Enterprise Risk and Resilience Framework (the "*Risk Framework*") to identify, assess, monitor, and control the Company's risks. The implementation and execution of the Risk Framework is headed by our Chief Risk Officer.

The Company maintains several management risk governance committees, including:

- The Executive Committee, which assesses the Company's business strategies and plans and ensures that appropriate policies and procedures are in place for identifying, evaluating, monitoring, managing and measuring significant risks;
- The Global Operating Committee, which receives risk and audit escalations from the management Risk Committee and ensures remediation actions are tracked to closure across functions, monitors operational stability and incidents, resolves cross-functional prioritization decisions that may affect the Company's risk or resilience posture and reviews credit and market limits and forward-looking regulatory developments.
- The management Risk Committee, which coordinates risk and resilience activities across all functions and geographies, oversees the Company's risk-management systems and processes (including controls over technology infrastructure, trading, data products, and post-trade operations), reviews high-impact incidents and lessons learned, drives the cycle of risk assessments and resiliency exercises, monitors emerging risks and recommends the Risk Framework and other risk governance items for approval by the Board's Risk Committee.
- The Product & Engineering Committee, which provides Company-wide, cross-functional oversight of product strategy, investment, risk and delivery across the product lifecycle.
- The Services Delivery Committee, which monitors technology and operations key risk indicators and incidents, oversees adherence to intra-group and third-party service level agreements and monitors data governance and privacy implementation.

The Company follows the "three lines of defense" approach to risk management. The first line of defense is the Company's business functions that generate revenue. This line is charged with: (i) identifying, assessing, monitoring and managing the Company's risks within the Company's risk appetite limits; and (ii) identifying inherent and residual risks by process. The second line of defense is comprised of the Company's Risk and Legal and Compliance departments. This line is charged with: (i) independently assessing, quantifying and overseeing risks identified by the first line; and (ii) assisting risk owners in reporting risk-related information up and down the Company. The third line of defense is the Company's internal audit department. This line: (i) independently assesses and tests the effectiveness of the control processes established by the first line; (ii) independently evaluates the design and effectiveness of the second line's risk management program; and (iii) provides global

assurance to the Audit Committee and executive management on the effectiveness of internal controls and risk processes. See "—*Internal Audit's involvement in risk oversight*" below.

The Chief Risk Officer regularly prepares updates and reports for the Executive Committee, Risk Committee and the Board of Directors. Refer to Item 1C of the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for more information on management's role in oversight of cybersecurity.

Outside advisors' role in risk oversight

Management and our Board and its committees also engage outside advisors where appropriate to assist in the identification, oversight, evaluation and management of the risks facing our business. Advisors may be engaged either on a regular basis to inform the Board or management of ongoing risks, or occasionally to advise on specific topics.

Such advisors include auditors, law firms, financial firms, compensation consultants, cybersecurity experts and other consultants.

Internal Audit's involvement in risk oversight

Our internal audit department, led by our Chief Audit Executive and under the direct supervision of the Audit Committee, provides independent and objective assurance, verifies risk mitigation activities and strives to improve the Company's overall operations through effective internal controls. The internal audit department assesses the Company's disclosure controls and procedures and reports any material weaknesses or significant deficiencies to the Audit Committee. Following each quarterly meeting of the Audit Committee, the Chief Audit Executive typically meets with the Audit Committee in a closed executive session.

Board evaluations

Each year, the members of the Board of Directors conduct a confidential written assessment of the Board's performance that is reviewed and summarized by the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee. As part of the evaluation process, the Board reviews its overall composition, including director tenure, board leadership structure, the effectiveness of its Board Composition Policy, and individual skill sets, to ensure it serves the best interests of stockholders and positions the Company for future success. Each Board committee also conducts an annual written self-assessment of its performance during the prior year. The results of the assessments are then summarized and communicated back to the appropriate committee chairpersons and our Chairman. After the evaluations, the Board and management work to improve upon any issues or focus points disclosed during the evaluation process. As part of the evaluation process, each committee reviews its charter annually.

Succession planning and talent management

The Board is committed to positioning MarketAxess for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. Management facilitates a formal talent management and leadership development review on an annual basis for the Board. The review is focused on both immediate, short-term coverage plans for all executives in the event of an unforeseen situation, as well as longer-term, strategic succession planning. A critical element of the review is an evaluation of the Company's formal leadership development and talent acquisition initiatives in order to ensure that our leadership team has the skills, capabilities and experience to effectively lead our existing, and future, global business. The review also focuses on the retention of key managers. The annual talent management and leadership development review is supplemented by an additional year-end review by the Board of the individual performance and year-end compensation proposals for the executive management team and other key staff.

The Board has formal exposure to management at Board meetings, as well as at Board committee meetings and other discussions. There are other opportunities for more informal interaction with employees across the organization throughout the year through various events and collaborative experiences.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the CEO and Senior Financial Officers, which includes our Chief Financial Officer ("*CFO*"). Both the Code of Conduct and the Code of Ethics for the CEO and Senior Financial Officers can be accessed in the *Investor Relations — Governance — Governance Documents* section of our website at *www.marketaxess.com*. We intend to satisfy any disclosure obligations regarding waivers of or amendments to our Code of Ethics for the CEO and Senior Financial Officers by posting such information on our website at *www.marketaxess.com*.

You may also obtain a copy of these documents without charge by writing to MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, New York 10001, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee, Finance Committee, Nominating and Corporate Governance Committee and Risk Committee, as well as a copy of the Company's Corporate Governance Guidelines, can be accessed in the *Investor Relations — Governance — Governance Documents* section of our website.

Communicating with our Board members

We make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 55 Hudson Yards, 15th Floor, New York, New York 10001. The General Counsel will review the correspondence and forward it to our Chairman of the Board, or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner where permitted by local law, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 55 Hudson Yards, 15th Floor, New York, New York 10001, or electronically, at our corporate website, *www.marketaxess.com* under the heading "*Investor Relations — Governance — Whistleblower contact*," by clicking the "*Confidential Ethics Web Form*" link.

Director compensation

For 2025, our Compensation Committee retained the services of Frederic W. Cook & Co., Inc. ("*FW Cook*") as its independent compensation consultant for purposes of advising on non-employee director compensation. FW Cook reports directly to the Compensation Committee and prepares an annual review of director compensation for the Compensation Committee. The Compensation Committee then submits any proposed changes in pay level or program structure to the full Board for its consideration, and if appropriate, approval.

FW Cook reviews and recommends compensation structure and adjustments based on the board compensation of our Proxy peer group (see "*Compensation discussion and analysis — How we determine pay levels — Peer group*").

All directors, other than Mr. Concannon, are non-employees and independent directors. Mr. Concannon receives no additional compensation for his service as a director.

In 2025, the Board Member Equity Retainer was increased from $160,000 to $170,000, and the Board Member Cash Retainer was increased from $85,000 to $95,000. The Audit and Risk Committee Chair Fees were increased from $25,000 to $30,000, and the Audit and Risk Committee Member Fees were increased from $12,500 to $15,000. The change to the Board Member Equity Retainer was effective for the June 2025 annual awards, and the Board Member Cash Retainer changes were effective as of July 1, 2025. The changes were made upon recommendation by FW Cook in order to better align director compensation with the market data provided by FW Cook.

A summary of the structure of our director pay program that is in effect as of July 2025 is as follows:

Director Compensation Structure	
Retainers and Committee Fees	**Annual Payment**
Board Member Cash Retainer	$95,000
Board Member Equity Retainer	$170,000
Chairman of the Board Fee [1]	$150,000
Audit and Risk Committee Fees [2]	$30,000 (Chair); $15,000 (Member)
All Other Committees Fees [2]	$20,000 (Chair); $10,000 (Member)

(1) The Chairman of the Board Fee is delivered in cash, equity, or a combination thereof, at the Chairman's election.

(2) Committee Chairs do not receive membership fees while serving as Chair.

In June 2025, we granted 784 shares of restricted stock units ("*RSUs*") to each non-employee director (other than Messrs. Cifu and Schiciano, who joined the Board in March 2026. Mr. Hernandez received an additional 691 units, equating to the full Chairman of the Board Fee. All units are scheduled to vest on the earlier of one year from the date of grant or the date of the next annual stockholders' meeting. The number of RSUs granted was determined on the grant date by dividing the equity grant value by the average of the closing price of our Common Stock for the ten trading days up to and including the grant date. Non-employee directors may elect to defer receipt of shares underlying RSUs to a date after the vesting of the RSUs. Any cash dividend equivalents on RSUs are not paid to the non-employee directors until the related award is vested, except in the case of RSUs with a deferred share receipt date, in which case such cash dividend equivalents are paid at that time. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards. All equity awards to non-employee directors are made under the Company's 2020 Equity Incentive Plan.

Below is a summary of the amount and form of actual compensation received by each non-employee director in 2025:

	Director Compensation for Fiscal 2025			
Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2,4] ($)	All Other Compensation ($)	Total ($)
Carlos M. Hernandez	$103,578	$384,876	–	$488,455
Nancy Altobello	$119,361	$171,531	–	$290,892
Steven L. Begleiter	$110,000	$171,531	–	$281,531
Stephen P. Casper	$127,500	$171,531	–	$299,031
Jane Chwick	$127,500	$171,531	–	$299,031
William Cruger	$133,750	$171,531	–	$305,281
Kourtney Gibson	$113,750	$171,531	–	$285,281
Roberto Hoornweg [3]	$96,132	$212,981	–	$309,113
Richard G. Ketchum	$117,500	$171,531	–	$289,031
Emily Portney	$103,750	$171,531	–	$275,281

(1) The amounts represent cash retainers and committee fees earned in 2025.

(2) The amounts represent the aggregate grant date fair value of stock awards granted by the Company in 2025, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

(3) Mr. Hoornweg was elected to the Board of Directors effective March 1, 2025.

(4) The table below sets forth information regarding the aggregate number of outstanding equity awards at the end of fiscal year 2025 for each non-employee director, including unvested awards and awards that have vested and been deferred. There were no stock option awards granted to non-employee directors in fiscal year 2025 and no stock options outstanding at fiscal year-end.

Equity Awards Outstanding	
Name	Aggregate Number of Stock Awards Outstanding at Fiscal Year End
Carlos M. Hernandez	2,531
Nancy Altobello	3,394
Steven L. Begleiter	3,699
Stephen P. Casper	784
Jane Chwick	784
William Cruger	784
Kourtney Gibson	784
Roberto Hoornweg	784
Richard G. Ketchum	784
Emily Portney	784

Director common stock ownership and holding guidelines

To keep the interests of non-employee directors and stockholders aligned, the Board of Directors has adopted stock ownership guidelines for our non-employee directors. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director, or $475,000. The holding requirement must be achieved within five years after the director has become a Board member and maintained throughout the non-employee director's service with the Company. All shares of Common Stock beneficially owned by the director, including shares purchased and held personally,

vested and unvested restricted shares, vested and unvested RSUs, settled performance shares or performance stock units, and shares deferred under a non-qualified deferred compensation arrangement, count toward the minimum ownership requirement. Vested and unvested stock options and unearned performance shares or performance stock units are excluded.

In addition to the ownership guidelines, all non-employee directors must hold all shares granted for service for a minimum of five years from the date of grant. Directors are also required, for a period of six months following his or her departure from the Board, to comply with the Company's Insider Trading Policy that, among other things, prohibits trading in the Company's securities during specified blackout periods. See "— *Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading*" for more information.

As of April 1, 2026, the holding requirement was equal to 2,497 shares, calculated using a price of $190.26 per share, which was the average of the daily closing price of our Common Stock for the twelve-month period ended on March 31, 2026. All of our non-employee directors have either achieved the designated level of ownership or are in the five-year period following their appointment or election to the Board during which they are expected to achieve compliance.

Our 2020 Equity Incentive Plan provides for the accrual of dividends (or dividend equivalents) on unvested shares and units. However, dividends are not paid and are subject to forfeiture until all restrictions on the shares or units have lapsed.

We do not provide any retirement benefits or other perquisites to our non-employee directors.

Certain relationships and related party transactions

Related party transactions

Our Board has adopted a written policy providing that the Audit Committee will review and approve (or disapprove) or ratify transactions in excess of $120,000 of value in which we participate and in which a related party (as defined below) has or will have a direct or indirect material interest. Pursuant to this policy, the General Counsel undertakes an evaluation of whether a proposed transaction would constitute a related party transaction, and reports any such related party transaction, together with a summary of the material facts, to the Audit Committee. The Audit Committee reviews all of the relevant facts and circumstances and may, in its discretion based upon a determination that any such related party transaction is in the best interests of the Company, either approve or ratify such transaction, as applicable, request that the transaction be modified as a condition to the Audit Committee's approval or ratification, or disapprove of the entry into the transaction.

In determining whether to approve or ratify a related party transaction, the Audit Committee considers, among other factors: the material terms of the transaction, whether the transaction was undertaken in the ordinary course of business of the Company, whether the transaction was initiated by the Company or the related party, whether the transaction terms are no less favorable to the Company than terms that could have been reached with an unrelated third party, the purpose of and potential benefits to the Company of the transaction, the approximate dollar value and materiality of the amount involved, the nature of the relationship of the related party to the Company, whether the related party transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company or the independence of a non-executive director, the related party's interest in the transaction, whether the transaction aligns with the Company's corporate value of integrity, any safeguards imposed to prevent actual or apparent conflicts of interest, and any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

In general, a "related party" is any person who is or was since the beginning of the last fiscal year for which the Company has filed its annual report on Form 10-K one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or an immediate family member of any of the foregoing persons.

Since January 1, 2025, there has not been, nor is there currently proposed, any related party transaction in which the Company was a participant, the amount involved exceeded or will exceed $120,000 and in which any related party had or will have a direct or indirect material interest.

Other transactions

Although not considered related party transactions that are required to be disclosed under SEC rules, each of the 5% stockholders that are listed under "*Security ownership of certain beneficial owners and management*" or their affiliated entities is a party to a user, dealer, data or other agreement that governs their access to, and activity on, our electronic trading platforms and access to our data products. In addition, from time to time, the Company and such stockholders could enter into other commercial agreements in which the 5% stockholder does not have a direct or indirect material interest.

In addition, certain entities for which some of our directors serve as employees or officers have entered into agreements with the Company that govern their access to, and activity on, our electronic trading platforms and access to our data products. Each of these agreements were entered into in the ordinary course of business and, subject to our usual trade terms, provide for the fees and expenses to be paid by such entities for the use of the platform or access to data. While these transactions are not considered related party transactions that are required to be disclosed under SEC rules, our Audit Committee reviews and approves such transactions on an annual basis.

Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading

The Company has adopted the MarketAxess Insider Trading Policy and Personal Trading Policies, which we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NASDAQ listing standards, as well as promote investor confidence in our stock and the securities available on our platforms.

Insider Trading Policy

The Insider Trading Policy governs the purchase, sale, and other dispositions of Company securities by directors, officers and employees, as well as by the Company itself. Among other things, the Insider Trading Policy prohibits our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, and during specified blackout periods.

The Insider Trading Policy also contains restrictions on the Company's repurchases of its securities. Repurchases of securities issued by the Company, including its Common Stock, should be effected (i) when the Company is not aware of material non-public information about the Company or Company securities, (ii) pursuant to a contract, instruction, or plan that satisfies the requirements of Rule 10b5-1(c) under the Exchange Act, or (iii) otherwise in compliance with applicable law.

The foregoing summary of our Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the Company's Insider Trading Policy, a copy of which can be found as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Personal Trading Policies

Our Personal Trading Policies generally allow us to monitor the personal trading of our employees and are designed to place restrictions to prevent violative or otherwise inappropriate trading behavior. These restrictions are meant to prevent our employees from using information gained through their relationship with MarketAxess to engage in transactions with respect to any company's securities that could be considered manipulative or unethical. Depending on the employee's jurisdiction, the Personal Trading Policies also require duplicate trading confirmations and account statements from our employees to be sent to us to assist our compliance department in monitoring our employees' compliance with this policy.

SUSTAINABILITY INITIATIVES

We are focused on growing our business by delivering sustainable long-term value. At MarketAxess, we think of our sustainability strategy as one that encompasses both corporate and commercial objectives. We aim to operate the Company responsibly while managing risks and using our resources wisely. Our 2025 Sustainability Report can be accessed in the *Investor Relations — Governance — Governance Documents* section of our website. The report details topics identified by a non-financial prioritization assessment. The 2025 Sustainability Report is not, and will not be deemed to be, part of this Proxy Statement or incorporated by reference into any of our filings with the SEC.

We have strong sustainability oversight

Since 2023, we have added 4 new independent directors, or 33% of our current nominees. In early 2025, we welcomed Roberto Hoornweg, who brings extensive global financial markets expertise, deep fixed-income knowledge and leadership experience from senior roles at Standard Chartered, Brevan Howard and Morgan Stanley. More recently, we were pleased to add Douglas Cifu and Kenneth Schiciano as new Board members. Mr. Cifu brings deep fintech and regulatory expertise from building a major global market maker, while Mr. Schiciano contributes more than three decades of financial technology and private equity experience from a leading global investment firm. This Board refreshment underscores our commitment to adding new perspectives and the expertise to support our long-term strategy.

A commitment to sound corporate governance has been a defining feature of MarketAxess since our founding. We recognize the value of Board independence in overseeing our sustainability strategy, and our Board is currently 92% independent, with each Board committee composed entirely of independent directors. Our Board committees, including the Nominating and Corporate Governance Committee, Compensation and Talent Committee and Risk Committee, continue to oversee the sustainability topics most relevant to our business, from talent strategy and cybersecurity to ethical conduct and systemic risk management.

We continue to strengthen our risk management practices

Effective risk management remains a core priority for MarketAxess. Systemic Risk Management continues as a Tier 1 topic in our prioritization framework, and the 2025 Sustainability Report describes how our Board and management team oversee risk across our global operations. We are confident that our risk management framework is well positioned to adapt to new developments, evolving regulations and emerging technologies. As part of that commitment, we continue to take a thoughtful and governance-driven approach to the use of artificial intelligence across the Company. We have established internal governance structures and guiding principles to help ensure that AI is used responsibly, transparently and in a manner that is aligned with the interests of our employees and clients.

Investing in our people remains a strategic imperative

We are focused on attracting, developing, and retaining top talent across the organization, because our long-term success depends on the capabilities and commitment of our workforce. In 2025, we continued to offer a range of development programs, including a development program for new managers and programs to help enable leaders foster accountability and clear communication in the teams they lead, as well as live and on-demand technical, markets-related and professional skills programs for all employees globally. Earlier this year, we were recognized by Built-In's Best Places to Work for the fourth consecutive year. We remain dedicated to building a culture where employees can thrive, grow their careers and contribute to both individual and Company performance.

We believe that sound financial management and environmental responsibility can go hand in hand

In 2025, we maintained disciplined expense management, achieving 5% growth in expenses excluding notable items[1] for the year, while strategically identifying and capturing cost efficiencies across our vendor relationships. That deliberate focus on vendor activity yielded a meaningful environmental benefit: our Scope 3, Category 1 (Purchased Goods and Services) and Category 2 (Capital Goods) emissions decreased by 14% and 25%, respectively, year over year. This outcome reinforces our view that operational discipline and sustainability progress can be complementary.

_____

[1] 2025 GAAP expenses grew 6%. Expenses excluding notable items is a Non-GAAP metric. See Appendix A - Reconciliation of Non-GAAP Amounts for more information.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed PricewaterhouseCoopers LLP ("*PwC*") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2026 and to audit the Company's internal control over financial reporting as of December 31, 2026, and the Board is asking stockholders to ratify that selection. PwC has audited our consolidated financial statements each year since our formation in 2000. The Audit Committee periodically considers whether there should be a rotation of independent registered public accounting firms and the Audit Committee currently believes that the continued retention of PwC is in the best interests of the Company and our stockholders. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

In 2011, the Company, in the ordinary course of its business, entered into a bulk data agreement with PwC for the purpose of supporting valuation conclusions reached by PwC in the normal course of PwC's audit and other work for its clients, which has been amended from time to time. Pursuant to the agreement, the Company provides bond pricing data to PwC on terms consistent with the terms of similar data sales agreements entered into by the Company. The aggregate revenue to the Company from the data agreement for the year ended December 31, 2025 was approximately $358,093. On an annual basis, the Audit Committee evaluates the effect of such agreement on the independence of PwC and has concurred with the opinion of the Company's management and PwC that the arrangement constitutes an "arm's-length" transaction that would not affect PwC's independence.

Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2026. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy. Abstentions will have the same effect as a vote AGAINST this proposal. Brokers have discretionary authority to vote on Proposal 2 and, therefore, there will be no broker non-votes on Proposal 2.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2026.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2025 and 2024 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning, if any, and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audit-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the CEO and the CFO to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to, and including, a limit of $10,000 per service and an annual aggregate limit of $20,000 for all such services.

Each fiscal year, the Company's independent registered public accounting firm submits to the Audit Committee (and the Audit Committee requests from the independent registered public accounting firm) the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board (United States) ("*PCAOB*") regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence.

Each fiscal year, the independent registered public accounting firm also submits to the Audit Committee (and the Audit Committee requests from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2025 and 2024.

Fee Category	2025	2024
Audit Fees [1]	$3,712,661	$3,407,657
Tax Fees [2]	415,000	150,000
All Other Fees [3]	2,750	2,750
Total	$4,130,411	$3,560,407

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal control over financial reporting), the audit of our broker-dealer subsidiaries' annual financial statements and the audits of our foreign subsidiaries' annual statutory financial statements.

(2) Tax fees are comprised of fees for transfer pricing services and international tax consulting.

(3) Other Fees are comprised of annual subscription fees for accounting related research and service fees related to XBRL conversion services.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Mr. Casper (Chair), Mr. Cruger, Ms. Gibson and Mr. Ketchum. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates, and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors.

During fiscal year 2025, the Audit Committee met nine times. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings. Following each quarterly meeting during 2025, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management. The Audit Committee also had one joint meeting with the Risk Committee during 2025.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the PCAOB.

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2025 which are included in the Company's 2025 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

We have received the written disclosures and the letter from PwC concerning their communications with us concerning independence, as required by applicable requirements of the PCAOB, and we have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, that was filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Stephen P. Casper — Chair
William F. Cruger
Kourtney Gibson
Richard G. Ketchum

STOCK MATTERS

Security ownership of certain beneficial owners and management

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 13, 2026, by (i) each person or group of persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers ("*NEOs*"), (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 13, 2026, upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act and includes voting and investment power with respect to shares. The percentage of beneficial ownership is based on 35,180,841 shares of Common Stock outstanding at the close of business on April 13, 2026. Except as otherwise noted below, and based on information known to us or furnished to us by the persons or entities named below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that such person or entity beneficially owns. Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, New York 10001.

	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders		
BlackRock, Inc. [1]	4,034,537	11.5%
The Vanguard Group [2]	3,854,312	11.0%
PRIMECAP MANAGEMENT CO/CA/ [3]	3,175,425	9.0%
AQR Capital Management Holdings, LLC [4]	2,558,097	7.3%
FMR LLC [5]	2,296,157	6.5%
NEOs and Directors		
Carlos Hernandez [6]	20,439	*
Nancy Altobello [7]	368	*
Steven Begleiter [8]	7,769	*
Stephen P. Casper [9]	53,193	*
Jane Chwick [10]	8,439	*
Douglas Cifu [11]	259	*
Christopher R. Concannon [12]	67,741	*
William F. Cruger [13]	8,807	*
Kourtney Gibson [14]	3,152	*
Roberto Hoornweg [15]	999	*
Richard G. Ketchum [16]	4,703	*
Emily H. Portney [17]	4,440	*
Kenneth Schiciano [18]	555	*
Dean Berry [19]	—	*
Ilene Fiszel Bieler [20]	1,491	*
Kevin M. McPherson [21]	62,958	*
Naineshkumar S. Panchal [22]	5,572	*
Scott Pintoff [23]	6,276	*
Christophe Roupie	—	*
William Quan	—	*
All Current Executive Officers and Directors as a Group (18 persons) [24]	251,589	*

STOCK MATTERS

* Less than 1%.

(1) Information regarding the number of shares beneficially owned by BlackRock, Inc. ("*BlackRock*") was obtained from a Schedule 13G filed by BlackRock with the SEC on February 6, 2026. The principal business address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(2) Information regarding the number of shares beneficially owned by The Vanguard Group ("*Vanguard*") was obtained from a Schedule 13G filed by Vanguard with the SEC on October 31, 2025. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. According to the most recent Schedule 13G/A filed by Vanguard with the SEC on March 27, 2026, Vanguard reported that it beneficially owns 0.0% as of March 13, 2026 following an internal reorganization pursuant to which Vanguard's beneficial ownership has been disaggregated. In the March 27, 2026 Schedule 13G/A, Vanguard noted that certain subsidiaries or business divisions of subsidiaries of Vanguard that formerly had, or were deemed to have, beneficial ownership with Vanguard, will report beneficial ownership separately (on a disaggregated basis) from Vanguard.

(3) Information regarding the number of shares beneficially owned by PRIMECAP MANAGEMENT CO/CA/ ("*Primecap*") was obtained from a Schedule 13G filed by Primecap with the SEC on February 11, 2026. The principal business address of Primecap is 177 East Colorado Blvd., 11th Floor, Pasadena, CA 91105.

(4) Information regarding the number of shares beneficially owned by AQR Capital Management Holdings, LLC ("*AQR*") was obtained from a Schedule 13G filed by AQR with the SEC on February 13, 2026. The principal business address of AQR is One Greenwich Plaza, Suite 130, Greenwich, CT 06830.

(5) Information regarding the number of shares beneficially owned by FMR LLC ("*FMR*") was obtained from a Schedule 13G filed by FMR with the SEC on August 6, 2025. The principal business address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(6) Consists of (i) 7,959 shares of Common Stock owned individually; and (ii) 12,480 shares of Common Stock held indirectly in a trust. Does not include (i) 1,056 deferred RSUs; or (ii) 1,475 deferred unvested RSUs that vest within 60 days.

(7) Consists of (i) 368 shares of Common Stock owned individually. Does not include (i) 2,610 deferred RSUs; or (ii) 784 deferred unvested RSUs that vest within 60 days.

(8) Consists of (i) 6,985 shares of Common Stock owned individually; and (ii) 784 unvested RSUs that vest within 60 days. Does not include 2,915 deferred RSUs.

(9) Consists of (i) 9,201 shares of Common Stock owned individually; (ii) 43,208 shares of Common Stock held indirectly in a trust for which Mr. Casper's spouse is the trustee; and (iii) 784 unvested RSUs that vest within 60 days.

(10) Consists of (i) 7,655 shares of Common Stock owned individually; and (ii) 784 unvested RSUs that vest within 60 days.

(11) Consists of 259 unvested RSUs that vest within 60 days.

(12) Consists of (i) 37,586 shares of Common Stock owned individually; and (ii) 30,155 shares of Common Stock issuable pursuant to stock options granted to Mr. Concannon that are or become exercisable within 60 days. Does not include (i) 37,403 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 14,047 unvested RSUs; (iii) 1,967 deferred RSUs; or (iv) 37,338 PSUs (as defined herein).

(13) Consists of (i) 8,023 shares of Common Stock owned individually; and (ii) 784 unvested RSUs that vest within 60 days.

(14) Consists of (i) 2,368 shares of Common Stock owned individually; and (ii) 784 unvested RSUs that vest within 60 days.

(15) Consists of (i) 215 shares of Common Stock owned individually; and (ii) 784 unvested RSUs that vest within 60 days.

(16) Consists of (i) 3,919 shares of Common Stock owned individually; and (ii) 784 unvested RSUs that vest within 60 days.

(17) Consists of (i) 3,656 shares of Common Stock held indirectly in a trust; and (ii) 784 unvested RSUs that vest within 60 days.

(18) Consists of (i) 296 shares of Common Stock owned individually; and (ii) 259 unvested RSUs that vest within 60 days.

(19) Does not include (i) 26,017 unvested RSUs; and (ii) 12,564 PSUs.

(20) Consists of (i) 892 shares of Common Stock owned individually; and (ii) 599 unvested RSUs that vest within 60 days. Does not include (i) 7,497 unvested RSUs; or (ii) 9,669 PSUs.

(21) Consists of (i) 62,958 shares of Common Stock owned individually. Does not include (i) 8,091 unvested RSUs; or (ii) 11,809 PSUs.

(22) Consists of (i) 5,572 shares of Common Stock owned individually. Does not include (i) 2,784 unvested RSUs; or (ii) 2,698 PSUs.

(23) Consists of (i) 6,276 shares of Common Stock owned individually. Does not include (i) 5,710 unvested RSUs; or (ii) 7,264 PSUs.

(24) Consists of (i) 214,045 shares of Common Stock owned individually and indirectly; (ii) 7,389 RSUs that vest within 60 days; and (iii) 30,155 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include (i) 37,403 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 61,362 RSUs that are unvested; (iii) 8,548 deferred RSUs; (iv) 2,259 deferred unvested RSUs that vest within 60 days; or (v) 78,644 PSUs.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, ("*Reporting Persons*") to file with the SEC reports of ownership and reports of changes in ownership of our common stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such reports received or written representations from certain Reporting Persons, to the Company's knowledge, all Reporting Persons complied with all applicable requirements during fiscal year ended December 31, 2025, except for the following: (i) Mr. Hernandez (director) had one report related to a transfer of shares to a grantor retained annuity trust on March 3, 2025 that was inadvertently filed late on March 10, 2025; (ii) Mr. Cianciulli (former interim Principal Accounting Officer) had one report related to a grant of restricted stock units on April 1, 2025 that was inadvertently filed late on June 3, 2025; and (iii) Mr. McPherson (Chief Revenue Officer) had one report related to a gift of shares to a charitable donor advised fund on May 15, 2025 that was inadvertently filed late on May 20, 2025.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of the date hereof.

Name	Age	Title
Christopher R. Concannon	58	Chief Executive Officer
Ilene J. Fiszel Bieler	57	Chief Financial Officer
Dean Berry	53	Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC
Kevin M. McPherson	55	Chief Revenue Officer
Scott Pintoff	55	General Counsel and Corporate Secretary
William Quan	43	Chief Technology Officer

Christopher R. Concannon has been Chief Executive Officer since April 2023 and served as our Interim Chief Financial Officer from February 2024 until May 2024. He previously served as our President & Chief Operating Officer, from January 2019 to April 2023. Mr. Concannon has been a member of the Board of Directors since January 2019. See "*Proposal 1 — Election of Directors — Director information"* for a discussion of Mr. Concannon's business experience.

Ilene J. Fiszel Bieler has served as the Company's Chief Financial Officer since May 2024. As CFO, Ms. Fiszel Bieler is responsible for the Company's global finance organization, including financial planning and analysis, accounting, treasury, tax, investor relations, capital management, corporate development and strategic planning. She also oversees the Company's Marketing and Communications function, aligning financial discipline with brand, messaging and stakeholder engagement. Prior to joining the Company, she served as Executive Vice President, Global Head of Investor Relations and Chief Operating Officer of State Street Global Markets and Global Credit Finance at State Street Corporation ("State Street"), a global financial services and bank holding company, from 2022 to May 2024. She previously served as State Street's Executive Vice President, Global Head of Investor Relations from 2020 to 2022 and Senior Vice President, Global Head of Investor Relations from 2017 to 2020. Earlier in her career, Ms. Fiszel Bieler held senior roles at Barclays plc, where she served as Head of Investor Relations and Strategy for the Americas, and at Citigroup Inc., where she was Head of Fixed Income Investor and Rating Agency Relations. Ms. Fiszel Bieler has been recognized for her leadership and impact in the financial services industry, and was most recently honored by Women in Financial Markets (WIFM) with their 2025 Pinnacle Award. She holds a Bachelor of Arts degree from the University of Arizona and a Master of Urban Planning from New York University.

Dean Berry has served as the Company's Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC since September 2025. Mr. Berry previously served as Group Head of Workflows of the London Stock Exchange Group ("LSEG"), a global financial markets infrastructure and data provider, from January 2024 to September 2025, and as Interim Group Co-Head of LSEG Data & Analytics from December 2024 to September 2025. Prior to such roles, Mr. Berry was the Global Head of Trading & Banking Solutions of LSEG from February 2021 to February 2024, the Global Head of Trading of LSEG from November 2020 to February 2021, and Executive Managing Director, Global Head of Electronic & Hybrid Markets at BGC Partners, a global marketplace, data, and financial technology services company, from July 2017 to August 2020. Prior to BGC Partners, Mr. Berry held roles at ICAP, Bank of Ireland, Société Générale, Nordea, Dresdner Kleinwort Wasserstein and Deutsche Bank. Mr. Berry holds a BSc in Mathematics & Statistics from Coventry University.

Kevin M. McPherson has been Chief Revenue Officer since July 2023. Previously, Mr. McPherson served as Global Head of Sales from June 2014 to July 2023 and U.S. Sales Manager from January 2008 to June 2014. From March 1999 to December 2007, Mr. McPherson was a Sales Representative for the Company, running the Company's West Coast sales and distribution effort. From June 1996 to March 1999, Mr. McPherson worked within the Emerging Markets Fixed Income Group of Scudder Stevens & Clark, where he traded emerging market fixed income securities and supported portfolio administration. Mr. McPherson began his career at State Street Bank & Trust, where he worked from June 1994 to June 1996 as an accountant and auditor for fixed income and equities portfolios. Mr. McPherson received a B.A. in business administration from the University of Maine.

Scott Pintoff has been General Counsel and Corporate Secretary of MarketAxess since February 2014. In this role, Mr. Pintoff is responsible for the legal and compliance departments, as well as the regulatory affairs of the Company. Prior to joining MarketAxess, Mr. Pintoff was General Counsel and Corporate Secretary at GFI Group, a position he held since 2003. At GFI, Mr. Pintoff was responsible for all legal, regulatory and compliance matters, including GFI's initial public offering, all major acquisitions and implementation of the Dodd-Frank Act. Mr. Pintoff joined GFI Group in 2000 as Associate General Counsel. Prior to GFI, Mr. Pintoff was at Dewey Ballantine LLP from 1996 to 2000 within the mergers and acquisitions group. Mr. Pintoff received a B.A. (Honors) from Wesleyan University and a J.D from the New York University School of Law.

William Quan has been the Company's Chief Technology Officer since March 2026. Previously, he served as Chief Technology Officer of Fleete Group, a provider of electric vehicle smart charging infrastructure and technology for commercial fleets, since November 2022, where he also served as a member of the Executive Committee and a Director of Fleete Assets UK. Fleete Group was spun out from Macquarie Asset Management, a global asset manager, in November 2024, where Mr. Quan previously served as Chief Technology Officer, Fleete Group within Macquarie Asset Management, Green Investments from November 2022 to November 2024. From January 2020 to October 2022, Mr. Quan served as Principal Solutions Architect, Global Financial Services at Amazon Web Services (AWS), where he served as Head of Partner Solutions Architecture and Field CTO for top global financial services customers. Prior to that, Mr. Quan served as Executive Director, CIB Digital Platform and Services at JPMorgan from 2014 to 2019, where he was a global leader in artificial intelligence, machine learning and strategic digital markets initiatives. Mr. Quan previously held various technology and platform leadership positions at Deutsche Bank, including Head of Autobahn Core Platform Services, Markets Electronic Trading. Mr. Quan holds a Bachelor of Commerce in Finance and Information Systems from the University of New South Wales, Sydney.

A LETTER FROM OUR COMPENSATION AND TALENT COMMITTEE

Dear Fellow Stockholders,

As members of MarketAxess' Compensation and Talent Committee (the "*Compensation Committee*"), we endeavor to create an executive compensation program that is performance-based, directly correlated with business and financial results, and designed to attract, reward and retain high caliber executives.

In 2025, we received strong positive feedback from stockholders on our compensation program. The 2025 say-on-pay proposal received 98% support. The Compensation Committee seeks to include the input of our stockholders in the regular evaluation of our programs and welcomes continued stockholder feedback regarding our executive compensation practices. We remain determined to understand your perspectives and committed to considering constructive changes in response to your feedback.

Our compensation program is designed to reward the short-term and long-term success of the Company. The Company's 2025 NEO cash incentives were tied to both 2025 adjusted operating income and the executive's individual performance, including contributions to the Company's strategic objectives. The Company's 2025 equity incentives, granted in February 2026, were comprised 50% of performance stock units ("*PSUs*"), which measure a combination of U.S. credit market share, revenue growth excluding U.S. credit and operating margin, over a subsequent three-year performance period.

The structure of our performance equity awards has significantly aligned our stockholder interests and the compensation of our NEOs. For example, the performance equity awards that were granted in 2023 paid out in early 2026 at 43% of target.

Our Compensation Committee is and will remain committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to continuing the dialogue and encourage you to reach out with any questions or concerns related to our program before making your voting decision. Thank you for your investment in MarketAxess.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Nancy Altobello – Chair
Stephen P. Casper
Kourtney Gibson
Carlos M. Hernandez

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("*CD&A*") describes the Company's executive compensation program and provides an overview of the Company's pay for performance methodology and compensation decisions for the following NEOs:

Named Executive Officers	
Name	**Title**
Christopher R. Concannon	Chief Executive Officer
Ilene J. Fiszel Bieler	Chief Financial Officer
Dean Berry	Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC
Kevin M. McPherson	Chief Revenue Officer
Naineshkumar S. Panchal	Former Chief Information Officer
Christophe Roupie	Former Head of EMEA & APAC

Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. Mr. Panchal received only the severance payments and benefits that he was entitled to under his pre-existing Severance Protection Agreement, dated March 1, 2022, with no enhancements or discretionary add-ons. Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. Mr. Roupie received only the severance payments and benefits that he was entitled to under his pre-existing Severance Protection Agreement, dated July 31, 2020, with no enhancements or discretionary add-ons. Both Mr. Panchal and Mr. Roupie are included as NEOs in this CD&A in accordance with SEC rules. See "*Executive compensation — Employment agreements and severance arrangements with our Named Executive Officers.*"

Basis of presentation

Messrs. Berry and Roupie are located in the U.K., and the components of their compensation were paid in British pounds. Throughout this CD&A, for purposes of this disclosure, these components were converted to U.S. dollars using the exchange rate of 1.3186, which is the average exchange rate for the year ended December 31, 2025. Mr. Berry received certain equity awards in connection with his hire which were denominated in British pounds. In determining the number of shares underlying such awards, those awards were converted to U.S. dollars using the spot exchange rate as of the grant date and awarded in units of our common stock. As a result, the dollar values of equity awards discussed in this CD&A, which are presented using the average annual exchange rate, may differ from the grant date fair values reported in the Summary Compensation Table, which are computed in accordance with FASB ASC Topic 718.

Responding to stockholders; evolving pay practices

Say-on-Pay support

Our annual say-on-pay vote ("*Say-on-Pay*") is one of our opportunities to receive feedback from stockholders regarding our executive compensation program. At the 2025 Annual Meeting, approximately 98% of the votes cast approved the Say-on-Pay proposal, consistent with our historical rate of support. The Company periodically conducts outreach with our stockholders to better understand investors' perspectives on our compensation program and incorporate their feedback.

Executive summary

MarketAxess 2025 performance overview

In 2025, we made strong progress with our new initiatives across our three strategic channels. Below are select highlights from each of these channels:

- *Client-initiated trading,* **24%** increase in block trading ADV to a **record $5 billion**, including **18%** growth in U.S. credit, **27%** growth in emerging markets and **66%** growth in eurobonds.

- *Portfolio trading,* **48%** increase in total portfolio trading ADV to **record $1.4 billion** with **record** U.S. credit portfolio trading ADV of **$1.1 billion**, an increase of **43%**. **Record** U.S. credit portfolio trading market share of **19%**, an increase of **270 basis points**.

- *Dealer-initiated trading,* **33%** increase in dealer-initiated ADV to **$1.7 billion**, including a **29%** increase in dealer RFQ ADV and a **102%** increase in Mid-X ADV with the launch of the Mid-X protocol in September 2025.

We had record total revenues of $846.3 million, up 4% from 2024, and total expenses of $504.4 million, up 6% from 2024. We had record commission revenue, including record emerging markets, up 10% from 2024, record eurobonds, up 10% from 2024 and record U.S. Government bonds, up 13% from 2024. We also had record services revenue (consisting of combined information, post-trade and technology services revenue) of $111.6 million, up 6% from 2024. Total revenues included an increase of approximately $4.6 million from the impact of foreign currency fluctuations. Total expenses included an increase of approximately $4.5 million from the impact of foreign currency fluctuations. We had diluted earnings per share of $6.64 on net income of $246.9 million in 2025, compared to diluted earnings per share of $7.28 on net income of $274.2 million in 2024. Operating income was $341.8 million, compared to $340.9 million in 2024.

Elements of executive compensation

Our NEO's compensation is comprised of base salaries and annual cash and equity incentives. The combination of these elements enables us to offer a competitive, cost-effective compensation program that balances variable, or at-risk, compensation with prudent risk-taking and the interests of our stockholders. Equity awards may be granted on an annual basis or as one-time awards, including multi-year awards that are attributed over multiple years of compensation. We believe that equity awards serve as an important part of an NEO's compensation in that they further ensure alignment of the NEO's interests with those of our stockholders.

Annual variable cash and equity compensation gives the Compensation Committee the flexibility to tie NEO compensation to individual and corporate performance, which is an important element of our pay philosophy and each NEO's compensation. The charts and table below summarize the elements of our compensation program as in effect for fiscal year 2025 and how each element supports the Company's compensation objectives:




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(1) Excludes Mr. Berry, who joined the Company effective September 29, 2025, and Mr. Roupie, whose employment with the Company was terminated effective August 20, 2025.

Component		Performance Link	Description
Base Salary	Cash	N/A	• Provides a consistent minimum level of compensation that is paid throughout the year at a cost-effective level for the Company
Annual Cash Incentive	Cash	Adjusted operating income (75% for Mr. Concannon; 50% for all other NEOs)	• Performance-based cash incentive opportunity • Rewards short-term performance in a framework that discourages excessive risk-taking
		Individual performance and contributions to strategic objectives (25% for Mr. Concannon; 50% for all other NEOs)	
Long-Term Annual Equity Incentive	50% PSUs	U.S. credit market share (1/3rd)	• Financial performance targets are pre-determined by the Compensation Committee and reflect our financial and strategic long-term goals • Three-year performance periods with one-year calculation periods • Targets for years two and three are generally linked to prior year's targets or results • Cliff-vest after three years
		Revenue growth excluding U.S. credit (1/3rd)	
		Operating margin (1/3rd)	
	50% Time vested equity (RSUs and stock options)	Stock price performance	• Stock-based awards establish direct alignment with our stock price performance and stockholder interests • Mr. Concannon receives half of his annual long-term equity award that is time-based in RSUs and the other half in stock options • The other NEOs receive this portion of their award all in RSUs • Vest ratably over three years

The NEOs also receive standard employee benefits, including healthcare, life insurance, disability and retirement savings plans. The NEOs do not generally receive any significant perquisites. See "*Other Benefits; Perquisites.*"

The structure of our performance equity awards is aimed to significantly align stockholder interests and the compensation of our NEOs. For example, the performance equity awards that were granted in 2023 paid out in early 2026 at 43% of target. See "— *2025 compensation detail — Annual long-term equity incentives — Funding of the 2023 performance award*s" for more information.

2025 compensation decisions

A significant portion of each NEO's compensation is dependent on our financial performance.

The annual cash incentives granted under our compensation program are tied to the Company's adjusted operating income. The Company generated $398.1 million of adjusted operating income in 2025, which was below our 2025 internal target goal of $422.7 million. Accordingly, the cash incentive plan pool funding was lower than budgeted. See "*Appendix A–Reconciliation of Non-GAAP Amounts*" for a reconciliation of adjusted operating income to operating income, a non-GAAP measure. Further details about how the adjusted operating income affected the NEO's cash incentive can be found under "*— 2025 compensation detail — Annual cash incentives*" below. The remainder of each NEO's annual cash incentive awards for 2025 was determined by the Compensation Committee's assessment of each NEO's attainment of quantitative and qualitative performance criteria, which include contributions to the Company's strategic objectives.

Our annual long-term equity incentives are stock-based awards that establish direct alignment with our stock price performance and stockholder interests. 50% of the NEOs annual long-term equity incentives are comprised of performance stock units with performance criteria based on U.S. credit market share, revenue growth excluding U.S. credit and operating margin. The amount awarded to each of the NEOs is based upon the NEO's individual performance and may be further informed by benchmark data.

2025 Total Compensation Summary *(000's)*					
	Annualized 2025	2025 Incentive			Annualized 2025
Name	Base Salary	Cash	Equity	Total	Total Compensation [1]
Christopher R. Concannon	$750	$1,525	$4,475	$6,000	$6,750
Ilene J. Fiszel Bieler	$500	$1,000	$1,700	$2,700	$3,200
Dean Berry [2]	$738	–	–	–	$738
Kevin M. McPherson	$450	$850	$1,500	$2,350	$2,800
Naineshkumar S. Panchal [3]	$450	$800	$1,350	$2,150	$2,600
Christophe Roupie [4]	$488	–	–	–	$488

(1) "Annualized 2025 Total Compensation" differs from the figures shown in the total column of the table under "*Executive compensation —Summary compensation table.*" The Summary Compensation Table reflects the full grant date value of any equity award received by the NEOs in the year actually granted, in accordance with FASB ASC Topic 718.

(2) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC, effective September 29, 2025. Mr. Berry's annualized base salary and annualized 2025 total compensation is shown in the table above. Due to his start date, Mr. Berry was not eligible to receive an annual cash bonus or an annual equity incentive for 2025. However, pursuant to his Contract of Employment, Mr. Berry received cash and equity make-whole and lost opportunity awards, the values of which are not included in the table above, which were economically equivalent to compensation Mr. Berry forfeited or was otherwise expected to receive from his former employer. Refer to "*Executive compensation —Summary compensation table*" for the amounts actually paid to Mr. Berry in 2025.

(3) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Severance and change in control arrangements*" below. Mr. Panchal's equity includes $250,000 from a previously granted multi-year equity award. See "*Multi-year and one-time awards*" below.

(4) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below. Mr. Roupie's annualized base salary and annualized 2025 total compensation is shown in the table above; refer to "*Executive compensation —Summary compensation table*" for the amounts actually paid to Mr. Roupie in 2025.

Executive compensation practices and governance

Principles and strategy

Our executive compensation program is designed to promote the following core principles that are aligned with our Company's business strategy:

- *Alignment:* we align Company and individual performance and decision-making with long-term stockholder value creation;
- *Retention:* attract, reward and retain high caliber executives;

- *Motivation:* motivate high performance from our NEOs by offering greater incentives for superior performance and reduced awards for underperformance;

- *Prudence:* discourage imprudent risk-taking by avoiding undue emphasis on any one metric or short-term goals; and

- *Fairness:* be transparent and fair to both our NEOs and our stockholders.

We believe these principles have served us well for many years, but we continue to periodically seek feedback on our executive compensation program from our stockholders.

Our compensation principles place a majority of our executive officers' compensation at risk and emphasize incentives tied to individual and Company performance, as well as continued service. As a result, the only fixed compensation paid is base salary, which represented 11% of Mr. Concannon's total compensation and no more than 16% of the other NEOs' (excluding Messrs. Berry and Roupie) total compensation in 2025. We also seek to promote long-term commitments from our NEOs because we believe that continuity of the Company's leadership team benefits both the Company and our stockholders. As such, we utilize long-term (three- to five-year) equity incentives in conjunction with short-term incentives (performance-based annual cash awards). Ultimately, the value realized by our NEOs from our equity incentive awards will depend on our financial performance, changes in our Common Stock price and satisfaction of an award's vesting schedule. Taken together, we believe these factors help create a comprehensive scheme that both reinforces our long-term performance-based orientation and is aligned with the interests of our stockholders.

Best practices

Our pay practices align with our compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance policies.

Compensation Policies and Practices	
What We Do	**What We Avoid**
✓ Emphasis on performance-based compensation ✓ Maintain robust clawback policies, including for time-based awards in cases of detrimental misconduct ✓ Stock ownership guidelines ✓ Use of long-term equity awards that align with stockholder interests ✓ Automatic reduction of severance payments subject to §280G excise tax ✓ Regular engagement with stockholders ✓ Dividends and dividend equivalents on restricted stock and RSUs are paid only when the awards vest ✓ Engage independent compensation consultants	X No guaranteed bonuses, except for new hires X No supplemental executive retirement plans (SERPs) X No single-trigger change in control benefits X No §280G excise tax "gross-up" benefits X No recycling of options or stock appreciation rights X No "repricing" underwater options without stockholder approval X No hedging or pledging of MarketAxess stock X No significant perquisites or other personal benefits for NEOs

Role of the Compensation Committee

The Compensation Committee administers the compensation program for our NEOs. The Compensation Committee reviews all components of compensation (both cash and equity) and decides which elements of compensation, if any, should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. The Compensation Committee also determines performance award payouts for the prior fiscal year based on actual results against performance goals.

In performing its duties, the Compensation Committee, among other things:

- annually reviews competitive compensation data, recent compensation trends and any other relevant market data obtained by its compensation consultants and considers the impact on our compensation architecture, policies and strategies;

- reviews all compensation earned by each NEO, including future equity incentive opportunities;

- consults with the compensation consultants and full Board regarding market and performance data when considering decisions concerning the structure and amount of our CEO's compensation;

- considers the recommendations of our CEO relating to the performance of our NEOs (other than himself) and the recommendations of its compensation consultants relating to market data and compensation trends when considering decisions concerning the structure and amount of compensation of our NEOs;

- assists the Board in its oversight of the development and implementation of the Company's talent strategy.

The Compensation Committee's function is fully described in its charter, which is available on our corporate website at *www.marketaxess.com* under "*Investor Relations – Governance – Governance Documents*." In performing its duties, the Compensation Committee receives assistance from management and our independent compensation consultants. The Compensation Committee recommends compensation decisions for the CEO to the full Board of Directors for approval. With respect to the compensation of the other NEOs, the Compensation Committee's decisions are reviewed by our full Board of Directors.

Role of independent compensation consultants

Pursuant to its charter, the Compensation Committee may retain and terminate any consultant or other advisor, as well as approve the consultant or other advisor's fees and other engagement terms. For fiscal year 2025, the Compensation Committee retained FW Cook as its independent compensation consultant for purposes of advising on executive compensation. Representatives from FW Cook attended Compensation Committee meetings, participated in executive sessions and communicated directly with the Compensation Committee. During 2025, FW Cook provided the following services to the Compensation Committee:

- *Executive Compensation Design –* Provided the Compensation Committee with executive compensation design suggestions and alternatives;

- *Pay Analysis –* Reviewed and benchmarked competitive market pay levels with respect to 2025 compensation for our Executive Committee, including the NEOs;

- *Peer Group Construction –* Reviewed and recommended changes to the Company's peer group composition (as discussed below in *Peer Group)*; and

- *General Advice/Compliance –* Provided general compensation-related recommendations to the Compensation Committee and performed other services, including providing advice regarding regulatory and advisory compliance issues, CEO succession and other governance issues.

FW Cook also advised the Compensation Committee with regard to the compensation for our Board of Directors and the executive compensation risk assessment. See "*Corporate governance and board matters — Director compensation*" and "*— Compensation risk assessment*" for more information.

FW Cook reported directly, and is directly accountable, to the Compensation Committee. The Compensation Committee assessed the independence of FW Cook pursuant to SEC rules and determined that its work did not raise any conflicts of interest. The Compensation Committee will continue to monitor the independence of its compensation consultant on an annual basis.

Role of senior management

Senior management, including the CEO and Chief Human Resources Officer, make recommendations for the meeting agendas and prepare the materials for Compensation Committee meetings and attend those meetings, other than during executive session. Other senior managers, such as the General Counsel & Corporate

Secretary, may also assist in the preparation or presentation of relevant material. In 2025, Mr. Concannon, CEO, made recommendations regarding the annual compensation for NEOs, other than himself, to the Compensation Committee for consideration. No member of management is present in the Compensation Committee meetings when matters related to their individual compensation are under discussion.

Compensation risk assessment

The Compensation Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. The Compensation Committee regularly reviews the Company's compensation policies and practices to ascertain any potential material risks that may be created by the Company's compensation programs. FW Cook provided the Compensation Committee an assessment of the effectiveness of all major components of the Company's compensation programs, including the mix between annual and long-term compensation; short and long-term incentive program design; incentive plan performance criteria and corresponding objectives; its clawback policy; and its stock ownership guidelines. The Compensation Committee's review includes the compensation practices for our entire employee base to ensure that our pay practices, compensation programs and business strategies do not motivate imprudent risk-taking by any employee.

The Compensation Committee considered these items in determining the appropriate compensation programs for the Company. The Company utilizes many design features that mitigate the likelihood of encouraging excessive risk-taking behavior. Among these design features are the use of:

- Equity compensation with long-term vesting (three- to five-years);
- Holding periods or cliff-vesting for certain long-term equity awards;
- Clawback policies;
- Stock ownership guidelines;
- The Compensation Committee's ability to exercise downward discretion in determining payouts, including after consideration of regulatory, compliance and legal issues; and
- Training on our Code of Conduct and other policies that educate our employees on appropriate behaviors and the consequences of taking inappropriate actions.

Based on the foregoing, the Compensation Committee and management agree that our compensation policies and practices do not encourage excessive risk-taking or create risks that are reasonably likely to have a material adverse effect on the Company. We believe that our compensation programs do not provide incentives that encourage risk-taking beyond the Company's ability to effectively identify and manage significant risks and is compatible with the internal controls and the risk management practices of the Company.

How we determine pay levels

Peer group

The Compensation Committee assesses the Company's financial performance and executive compensation competitiveness against a group of peer companies that it selects based on input from FW Cook. A key objective of our executive compensation program is to ensure that the total compensation package and structure that we provide to our NEOs is competitive with the companies with whom we compete for executive talent. The 2025 peer group consisted of companies that are similar to the Company in terms of competitive positioning, financial size, operating characteristics, market sector or industry classification. FW Cook engages with the Compensation Committee to review the peer group annually and periodically make changes.

In 2025, FW Cook completed an annual review of the composition of our peer group. Factors considered in determining the peer group ("*Peer Group*") included:

- financial size (e.g., revenue, market capitalization, operating income);
- whether companies compete with us for clients, executives or other employee talent;
- market sector, asset class or product offering;
- peers of peers, as well as peers designated by shareholder advisory firms in their annual reviews; and
- reviewing the broader market for additional firms in financial services, IT services and software industries, based on relative revenue, market capitalization and operating income similarity.

For 2025, our Peer Group was comprised of the following firms:

2025 Peer Group		
ACI Worldwide, Inc.	Guidewire Software, Inc.	SEI Investments Company
BGC Group	Hercules Capital, Inc.	Tradeweb Markets Inc.
Cboe Global Markets, Inc.	Morningstar, Inc.	Virtu Financial, Inc.
Clearwater Analytics Holdings, Inc.	MSCI Inc.	Virtus Investment Partners, Inc.
Cohen & Steers, Inc.	nCino, Inc.	WisdomTree Investments, Inc.
Factset Research Systems, Inc.	Q2 Holdings Inc.	

In 2025, we added Clearwater Analytics Holdings, Inc. ("*Clearwater Analytics*") and Virtus Investment Partners, Inc. ("*Virtus*") to, and removed AssetMark Financial Holdings, Inc. ("*AssetMark*"), Envestnet, Inc. ("*Envestnet*"), Fair Isaac Corporation ("*Fair Isaac*") and Nasdaq, Inc. ("*Nasdaq*") from, our Peer Group. We made these changes because: (a) Clearwater Analytics has a similar market capitalization and revenues as MarketAxess; (b) Virtus has a similar market capitalization and revenues as MarketAxess; (c) AssetMark was acquired by GTCR; (d) Envestnet was acquired by Bain Capital; (e) Fair Isaac Corporation has an outsized market capitalization relative to MarketAxess; and (f) Nasdaq has outsized revenues and market capitalization relative to MarketAxess.

Benchmarking — importance and process

In addition to the peer group, FW Cook also used leading industry compensation surveys for the financial services and financial technology sectors for benchmarking purposes. The surveys provide a broader view of compensation levels and trends, which is useful in combination with the Peer Group data. The Compensation Committee considered this data, in conjunction with the Company's performance and each NEO's individual performance, contribution and expertise in determining how each NEO is paid vis-à-vis the recommended market data.

2025 compensation detail

Elements of executive compensation

The compensation structure for our NEOs is comprised of base salaries and annual cash and equity incentives. The combination of these elements enables us to offer a competitive, cost-effective compensation program that balances variable, or at-risk, compensation with prudent risk-taking and stockholder interests. Equity awards may be granted on an annual basis or as one-time awards, including multi-year awards, that are attributed over multiple years of compensation. We believe that equity awards serve as an important part of an NEO's compensation in that they further ensure alignment of the NEO's interests with those of our stockholders.

Annual variable cash and equity compensation gives the Compensation Committee the flexibility to tie NEO compensation to individual and corporate performance, which is an important element of our pay philosophy and each NEO's compensation.

The NEOs also receive standard employee benefits including healthcare, life insurance, disability and retirement savings plans. The NEOs do not generally receive any significant perquisites. See "*Other Benefits; Perquisites.*"

Pay mix

We believe that the balance among pay components in our compensation program design mitigates against a focus on short-term results and decreases the potential for excessive or inappropriate risk-taking (see "*Executive compensation practices and governance — Compensation risk assessment*" above). An overview of the elements of pay provided to Mr. Concannon and, on average, to the other NEOs (excluding Messrs. Berry and Roupie) for fiscal year 2025 is as follows:





_____

(1) Excludes Mr. Berry, who joined the Company effective September 29, 2025, and Mr. Roupie, whose employment with the Company was terminated effective August 20, 2025.

Base salary

Base salary is the only fixed component of our NEOs' total cash consideration and is intended to provide a minimum consistent level of compensation throughout the year at a cost-effective level for the Company. We avoid automatic base salary increases and any historical increases have been infrequent.

For 2025, the base salary of each of Mr. Concannon, Ms. Fiszel Bieler, and Messrs. Berry, McPherson, Panchal and Roupie were $750,000, $500,000, $738,416, $450,000, $450,000 and $487,882, respectively. As applicable, there were no changes to these base salaries from 2024, except that Ms. Fiszel Bieler's base salary was increased by $50,000. The Compensation Committee believes that the increase in her base salary was warranted to position her base salary closer to market median. Messrs. Berry and Roupie were not NEOs in 2024.

Annual cash incentives

The NEO's annual cash incentives are designed to reward short-term performance in a framework that discourages excessive risk-taking.

The chart below summarizes each NEO's 2025 target annual cash incentive, along with the funding as a percentage of target for both the adjusted operating income and individual performance portions and the actual payout amounts for the year ended December 31, 2025.

2025 Cash Incentive Summary ***(000's)***

Name	Target Cash Incentive	Funding as a Percentage of Target: Adjusted Operating Income[1]	Funding as a Percentage of Target: Individual	Funding as a Percentage of Target: Total[2]	2025 Cash Incentive
Christopher R. Concannon	$1,775	94%	61%	86%	$1,525
Ilene J. Fiszel Bieler	$850	94%	141%	118%	$1,000
Dean Berry[3]	–	–	–	–	–
Kevin M. McPherson	$950	94%	85%	89%	$850
Naineshkumar S. Panchal[4]	$1,075	94%	55%	74%	$800
Christophe Roupie[5]	$574	–	–	–	–

(1) Adjusted Operating Income is defined as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements and the effects of accounting or tax law changes. See "*Appendix A – Reconciliation of Non-GAAP Amounts*" for a reconciliation of adjusted operating income to operating income.

(2) Funding as a percentage of target is determined as follows: (i) for Mr. Concannon, 75% is based on adjusted operating income and 25% is based on individual performance and contributions to strategic objectives; and (ii) for the other NEOs, 50% is based on adjusted operating income and 50% is based on each NEO's individual performance and contributions to strategic objectives.

(3) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC, effective September 29, 2025. Due to his start date, Mr. Berry was not eligible to receive an annual cash bonus for 2025. Pursuant to the terms of his Contract of Employment, he received a cash make-whole award and cash lost opportunity award, which were economically equivalent to compensation Mr. Berry forfeited or was otherwise expected to receive from his former employer. See "*—Multi-year and one-time awards*" below.

(4) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Severance and change in control arrangements*" below.

(5) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below. Following the termination of his employment, Mr. Roupie received only the severance payments and benefits that he was entitled to under his pre-existing Severance Protection Agreement, dated July 31, 2020, with no enhancements or discretionary add-ons. See "*Executive Compensation — Potential Termination or change in control payments and benefits*" below for the amounts actually paid to Mr. Roupie in 2025.

The Compensation Committee increased the percentage of Mr. Concannon's annual cash incentive tied to adjusted operating income performance from 60% to 75% for the fiscal year 2025. As a result, in 2025, 75% of Mr. Concannon's annual cash incentive, and 50% of the other NEO's respective annual cash incentives, was directly linked to the Company's adjusted operating income results. This performance metric is different than the performance metrics used for the Company's annual long-term equity incentive awards. The other 25% or 50%, as applicable, of the annual cash incentive for our NEOs was based on the executive's individual performance (see *"2025 individual performance"* below). For 2025, the NEOs' cash incentives were paid out of the 2009 Employee Performance Incentive Plan (the "*Employee Cash Incentive Plan*").

2025 adjusted operating income performance

As detailed in the table below, our adjusted operating income was $398.1 million and resulted in funding of 94% for the portion of each executive officer's cash award payable based on adjusted operating income results. The Committee established a target of $422.7 million, approximately 8% above last year's result of $392.2 million, to ensure a rigorous performance objective for the management team. Payouts for performance between the levels shown in the table are determined by linear interpolation.

Adjusted Operating Income Performance Grid *(millions)*		
Performance	**Adjusted Operating Income** [1]	**Payout**
150% of Target or Higher	≥$634.1	150%
125% of Target	$528.4	125%
100% of Target	$422.7	100%
2025 Actual	$398.1	94%
75% of Target	$317.0	75%
50% of Target	$211.4	50%
25% of Target	$105.7	25%
0% of Target	$0.0	0%

(1) Adjusted Operating Income is defined as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements and the effects of accounting or tax law changes. See "*Appendix A – Reconciliation of Non-GAAP Amounts*" for a reconciliation of adjusted operating income to operating income.

2025 individual performance

In connection with the determination of each NEO's annual cash incentive award, the Board and the Compensation Committee, as applicable, assessed individual performance. Individual performance is reflective of an individual's attainment of quantitative and qualitative performance criteria, which include contributions to the Company's strategic objectives. The Compensation Committee believes this component provides an opportunity to evaluate the quality of individual results on an annual basis.

The Compensation Committee assessed contributions to the Company's growth strategy of our NEOs based on our strategic objectives:

2025 Strategic Objectives	
Growth Through Market Share Gains in Core Products	Build a Scalable and Resilient Business
Growth Through Product and Geographic Expansion	Deliver Best-in-Class Post-Trade and Regulatory Reporting
Deliver Innovative Fixed-Income Trading and Data Solutions	Growth Through Corporate Development and M&A
Deliver Best-in-Class Customer Service	Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture
Deliver Operational Excellence	

These goals are intended to ensure the long-term stability of the Company and alignment between NEO's compensation and the Company's long-term strategic goals.

The NEOs included in the table below were credited with contributions aligning to our growth strategy, including the contributions summarized below:

2025 Individual Performance Considerations

Christopher Concannon

- Delivered 4% growth in revenue to a record $846 million, including 8% growth in non-U.S credit revenue. *(Growth Through Product and Geographic Expansion)*
- Delivered record total U.S. credit average daily volume ("ADV") of $8.7 billion. *(Growth Through Market Share Gains in Core Products)*
- Delivered record total global ADV of $42 billion. *(Growth Through Market Share Gains in Core Products)*
- Delivered record ADV across U.S. high-grade, up 5%, emerging markets, up 14%, eurobonds, up 20%, municipal bonds, up 15%, and rates, up 15%, each compared to 2024. *(Growth Through Product and Geographic Expansion)*
- Delivered record portfolio trading ADV, up 48% compared to 2024. *(Deliver Innovative Fixed-Income Trading and Data Solutions)*
- Continued to enhance X-Pro portfolio trading solution driving a 43% increase in U.S. credit portfolio ADV. *(Growth Through Product and Geographic Expansion)*
- Launched targeted RFQ block solution for the client-initiated channel. *(Deliver Innovative Fixed-Income Trading and Data Solutions)*
- Launched Mid-X dealer-initiated solution in U.S. credit, improving dealer access to liquidity and increasing workflow efficiency. *(Deliver Innovative Fixed-Income Trading and Data Solutions)*
- Delivered record services revenue of $111 million, representing an increase of 6%. *(Growth Through Product and Geographic Expansion)*
- Launched fixed-income's first closing auctions, designed to improve pricing and liquidity. *(Deliver Innovative Fixed-Income Trading and Data Solutions)*
- Launched the first fully electronic workflow for the trading of Indian Government Bonds to international investors. *(Deliver Innovative Fixed-Income Trading and Data Solutions)*
- Completed the acquisition of a majority stake in RFQ-hub, a bilateral multi-asset and multi-dealer RFQ platform with a focus on equity and fixed-income listed and OTC derivatives, structured products and exchange-traded funds. *(Growth Through Corporate Development and M&A)*
- Launched strategic data sharing partnerships with S&P Global Market Intelligence and FactSet. *(Deliver Innovative Fixed-Income Trading and Data Solutions)*
- With our ongoing technology modernization and following a comprehensive review of the Company's strategic outlook, introduced medium-term financial targets for average annual total revenue growth and average annual operating margin expansion *(Deliver Operational Excellence)*
- Continued enhancement of Company leadership with the significant additions of Dean Berry (Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC) and Spencer Lee (Head of Client Products, Americas) *(Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture)*

Ilene Fiszel Bieler

- Spearheaded analysis and presented a recommendation to the Board to increase the Company's stock repurchase authorization by $400 million and execute a $300 million accelerated stock repurchase program; The Company achieved a 246% payout ratio (dividends and repurchases) on trailing twelve-month net income. *(Deliver Operational Excellence)*
- Led the redesign of the multiyear operating plan process, introducing greater rigor in revenue and expense planning and establishing firmwide medium-term financial targets. *(Deliver Operational Excellence)*
- Led a firm-wide productivity program, actively managed through resource discipline and expense management initiatives driving an approximately $16 million reduction in 2025 expenses. *(Deliver Operational Excellence)*
- Reduced vendor spend by 10% compared to 2024, delivering meaningful improvement to expense budget. *(Deliver Operational Excellence)*
- Redesigned quarterly business review process and materials to improve and drive accountability. *(Build a Scalable and Resilient Business)*
- Enhanced transparency on key performance metrics and further strengthened the clarity of disclosures, enabling stockholders to gain deeper insight into financial and operational drivers. *(Build a Scalable and Resilient Business)*
- Expanded leadership scope to include Global Marketing and Communications, strengthening cross-functional alignment and execution. *(Deliver Operational Excellence)*
- Advanced a high-performance culture and realized operational efficiency gains through disciplined organizational restructuring and the elevation of high-potential talent. *(Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture)*
- Enhanced transparency on key performance metrics and further strengthened the clarity of disclosures, enabling stockholders to gain deeper insight into financial and operational drivers. *(Build a Scalable and Resilient Business)*

Kevin McPherson	• Delivered revenue records: (i) Total revenue of $846 million (up 4% compared to 2024), (ii) Commission revenue of $735 million (up 3% compared to 2024) and (iii) emerging markets, Eurobonds and U.S. treasuries. *(Growth Through Product and Geographic Expansion)* • Delivered ADV records : (i) Total ADV of $42 billion (up 13% compared to 2024), (ii) Total credit (excluding single dealer portfolio trades) of $15.6B (up 10% compared to 2024), (iii) Credit (including single dealer portfolio trades) of $16 billion (up 11% compared to 2024) and (iv) U.S. high-grade and U.S. high yield bonds (including single dealer portfolio trades), emerging markets, eurobonds, municipal bonds, U.S. treasuries, Automation, Axess IQ, and Portfolio Trading. *(Growth Through Product and Geographic Expansion)* • Grew emerging markets volumes to record levels and crossed over $1 trillion in annual volume.[1] *(Growth Through Product and Geographic Expansion)* • Led the global sales team to over 15,000 client meetings and several international events including open forums. *(Deliver Best-in-Class Customer Service)* • Strategically re-structured the sales teams as Core Credit US IG and HY (Dealer and Client), Market Specific Teams (EM, Rates and Munis) and International Sales (EMEA & APAC), with a focus on making key hires (Core Credit Client Sales), investing in top talent and created a dedicated emerging markets specialist group *(Deliver Best-in-Class Customer Service)* • Focused on cross-department collaboration across various teams, including working with the product team on client enhancement requests and delivery tracking. *(Deliver Best-in-Class Customer Service)*
Nash Panchal	• Technology Modernization: Delivered the enhanced X-Pro solution for RFQ trading in Europe and advanced the X-Pro Portfolio Trading solution for U.S. and European clients, resulting in notable market share growth. Modernized Post Trade ARM reporting to a cloud-native solution, delivering significant scalability and flexibility. *(Growth Through Product and Geographic Expansion)* • Product Innovation: Launched MarketAxess Closing Auctions on a modern technology stack, introducing a new protocol to the market. *(Deliver Innovative Fixed-Income Trading and Data Solutions)* • Infrastructure Transformation: Progressed the broad overhaul of private cloud infrastructure, implementing new hardware, virtualization, and operating systems to achieve greater scalability and cost efficiency. *(Deliver Operational Excellence)* • M&A Integration: Successfully integrated RFQ-hub acquisition including complete infrastructure rebuild. Continued integration of Pragma infrastructure, applications and talent. *(Growth Through Corporate Development and M&A)* • Risk Management: Strengthened technology risk management, including upgrades to the cyber program. *(Build a Scalable and Resilient Business)* • AI Adoption: Accelerated deployment of AI developer and productivity tools to enhance operational efficiency. *(Deliver Operational Excellence)* • Talent: Sponsored the Women in Technology initiative, supporting women employees in technology and all other employees. *(Attract, Develop and Retain Top Talent and Continue to Promote a High-Performing Culture)*

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(1)   "Emerging Markets trading volume" is defined as trading volume reported by the Company in its monthly trading volume release in the line item "Emerging Markets" within the MKTX credit product area, combined with China-related trading volume that is currently reported in the "Agency and other government bonds" line item within the MKTX rates product area.

Mr. Berry is omitted from the table above because he was not eligible to receive a year-end annual cash incentive due to his start date. Pursuant to the terms of his Contract of Employment, he received a cash lost opportunity award which was economically equivalent to compensation Mr. Berry was otherwise expected to receive from his former employer, subject to certain recoupment provisions. See "—*Multi-year and one-time awards*" below.

Mr. Roupie is omitted from the table above because he was not credited with any individual performance contributions for 2025 due to the termination of his employment effective August 20, 2025.

Non-qualified deferred cash plan

The Company offers a voluntary non-qualified deferred cash plan that allows U.S.-based NEOs and other select participants to defer all or part of their annual cash incentive. For the cash bonus paid in 2026 for 2025 performance, Ms. Fiszel Bieler deferred 12% of her $1,000,000 cash incentive or $120,000. Please see "*Executive compensation — Nonqualified Deferred Compensation.*"

Annual long-term equity incentives

We grant equity awards to our NEO's annually as part of our ongoing compensation program. SEC rules require that we report all equity granted during the applicable reporting year in our executive compensation tables (see "*Executive compensation*" below). As such, in this CD&A, we provide an overview of all equity awards granted in February 2025 for 2024 performance. However, in calculating total direct compensation ("*TDC*"), which includes cash payments, annual equity awards made in relation to prior year performance and the annualized value of multi-year equity awards, for performance year 2025, we used the value of equity granted in February 2026 in recognition of performance during 2025. Accordingly, we have also included an overview of equity awards granted in 2026.

Our annual long-term equity incentives are stock-based awards that establish direct alignment with our stock price performance and stockholder interests. The amount awarded to each of the NEOs is based upon the NEO's individual performance, which reflects the attainment of quantitative and qualitative performance criteria, inclusive of contributions to the Company's growth strategy and may be further informed by benchmark data. For information on how the Compensation Committee determines the NEO's individual performance and contributions to our growth strategy, please refer to the factors described under "*2025 compensation detail – Annual Cash Incentives – 2025 individual performance.*" The awards vest over a minimum of three years, and the first vesting date is at least one year from the date of grant.

The composition of the annual equity awards granted to our NEOs in February 2025 and February 2026 were as follows:

Component	Performance Link	Description
50% PSUs	U.S. credit market share (1/3rd)	• Financial performance targets are pre-determined by the Compensation Committee and reflect our financial and strategic long-term goals
	Revenue growth excluding U.S. credit (1/3rd)	• Three-year performance periods with one-year calculation periods • Targets for years two and three are generally linked to prior year's targets or results
	Operating margin (1/3rd)	• Cliff-vest after three years
50% Time vested equity (RSUs and stock options)	Stock price performance	• Stock-based award establishes direct alignment with our stock price performance and stockholder interests • Mr. Concannon receives half of his annual long-term equity award that is time-based in RSUs and the other half in stock options • The other NEOs receive this portion of their award all in RSUs • Vest ratably over three years

Mr. Berry was not employed by the Company in February 2025. Due to his start date, he was not eligible to receive a year-end 2025 equity incentive. However, pursuant to his Contract of Employment, he received a lost opportunity equity award which was economically equivalent to foregone compensation from his former employer in the form of PSUs with the same performance criteria as described in the table above. Mr. Roupie did not receive an equity award in February 2026 because he was not then employed by the Company.

The chart below shows the annual equity award value granted to our NEOs in February 2025 to reward their performance in 2024 and the value of any multi-year awards included in their TDC for 2024.

	2024 Equity Incentive Summary *(000's)*					
Name	**Multi-Year Attribution** [1]	**Granted February 2025 for 2024**				**2024 Equity Incentive**
		PSUs	**RSUs**	**Options**	**Total**	
Christopher R. Concannon	–	$2,488	$1,244	$1,244	$4,975	$4,975
Ilene J. Fiszel Bieler	–	$575	$575	–	$1,150	$1,150
Dean Berry [2]	–	–	–	–	–	–
Kevin M. McPherson	–	$750	$750	–	$1,500	$1,500
Naineshkumar S. Panchal [3]	$750	$495	$495	–	$990	$1,740
Christophe Roupie [4]	–	$499	$499	–	$998	$998

(1) See "—*Multi-year and one-time awards*" below.

(2) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC effective September 29, 2025.

(3) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Severance and change in control arrangements*" below. In accordance with the terms of his pre-existing Severance Protection Agreement, unvested time-based equity awards scheduled to vest within the 12-month period following his termination date will continue to vest on their original schedule. Accordingly, one-third of the RSUs granted in February 2025 in respect of the 2024 performance year vested in February 2026 and one-third of the RSUs granted in February 2025 will continue to vest. All PSUs granted in February 2025, and the remaining one-third of the RSUs granted in February 2025, were immediately forfeited as of his termination date, as required by the terms of such awards.

(4) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below. In accordance with the terms of his pre-existing Severance Protection Agreement, unvested equity awards scheduled to vest within the 12-month period following his termination date will continue to vest on their original schedule. Accordingly, one-third of the RSUs granted in February 2025 in respect of the 2024 performance year vested in February 2026. All PSUs granted in February 2025, and the remaining two-thirds of the RSUs granted in February 2025, were immediately forfeited as of his termination date, as required by the terms of such awards.

The chart below shows the annual equity award value granted to our NEOs in February 2026 to reward their performance in 2025 and the value of any multi-year awards included in their TDC for 2025.

	2025 Equity Incentive Summary *(000's)*					
Name	**Multi-Year Attribution** [1]	**Granted February 2026 for 2025**				**2025 Equity Incentive**
		PSUs	**RSUs**	**Options**	**Total**	
Christopher R. Concannon	–	$2,238	$1,119	$1,119	$4,475	$4,475
Ilene J. Fiszel Bieler	–	$850	$850	–	$1,700	$1,700
Dean Berry [2]	–	–	–	–	–	–
Kevin M. McPherson	–	$750	$750	–	$1,500	$1,500
Naineshkumar S. Panchal [3]	$250	$550	$550	–	$1,100	$1,350
Christophe Roupie [4]	–	–	–	–	–	–

(1) See "—*Multi-year and one-time awards*" below.

(2) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC effective September 29, 2025. Due to his start date, Mr. Berry was not eligible to receive an annual equity incentive for 2025. Pursuant to the terms of his Contract of Employment, he received equity make-whole and lost opportunity awards which were economically equivalent to compensation Mr. Berry forfeited or was otherwise expected to receive from his former employer. See "—*Multi-year and one-time awards*" below.

(3) Mr. Panchal's employment was terminated by the Company without Cause, effective April 1, 2026. See "*Severance and change in control arrangements*" below. In accordance with the terms of his pre-existing Severance Protection Agreement, unvested equity awards scheduled to vest within the 12-month period following his termination date will continue to vest on their original schedule. Accordingly, one-third of the RSUs granted in February 2026 in respect of the 2025 performance year will continue to vest. All PSUs granted in February 2026, and the remaining two-thirds of the RSUs, were immediately forfeited as of his termination date, as required by the terms of such awards.

(4) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below.

Performance stock units

PSUs are intended to align our employees' interests, including the NEOs, with those of our stockholders, with a focus on long-term financial results. PSUs are granted to the NEOs and other employees pursuant to the 2020 Equity Incentive Plan.

The Compensation Committee approved the following awards of PSUs in February 2025 and February 2026:

2024 and 2025 Performance Stock Unit Summary						
	Granted February 2025 for 2024			Granted February 2026 for 2025		
Name	Grant Date	Units Granted at Target	Grant Date Fair Value [1]	Grant Date	Units Granted at Target	Grant Date Fair Value [1]
Christopher R. Concannon	2/15/2025	12,403	$2,399,856	2/15/2026	13,175	$2,363,068
Ilene J. Fiszel Bieler	2/15/2025	2,867	$554,736	2/15/2026	5,005	$897,697
Dean Berry [2]	–	–	–	–	–	–
Kevin M. McPherson	2/15/2025	3,740	$723,653	2/15/2026	4,416	$792,054
Naineshkumar S. Panchal [3]	2/15/2025	2,468	$477,533	2/15/2026	3,239	$580,947
Christophe Roupie [4]	2/15/2025	2,488	$481,403	–	–	–

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of PSUs to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant.

(2) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC effective September 29, 2025. Due to his start date, Mr. Berry was not eligible to receive an annual equity incentive for 2025. Pursuant to the terms of his Contract of Employment, he received equity make-whole and lost opportunity awards which were economically equivalent to compensation Mr. Berry forfeited or was otherwise expected to receive from his former employer. See "—*Multi-year and one-time awards*" below.

(3) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Severance and change in control arrangements*" below. In connection with Mr. Panchal's termination, the PSUs granted in February 2025 and February 2026 were forfeited.

(4) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below. In connection with Mr. Roupie's termination, the PSUs granted in February 2025 were forfeited.

The performance metrics used for PSUs granted in February 2025 and February 2026 are different than the performance metric used for the Company's annual cash incentive plan. Goals were set at the beginning of the performance period based on prior actual results and the Company's budget. The goals and the Company's budget are each subject to review and approval by the Board. The Compensation Committee seeks to make target goals rigorous with year-over-year growth required to achieve target, while exceeding the threshold goals is expected to be achievable. The Company intends to disclose the performance metric payout results as a percentage of target, as well as the resulting payout for the PSUs as a percentage, following the Compensation Committee's certification of the Company's results against such targets at the end of each applicable three-year performance period. See "— *Funding of the 2023 performance awards*" for information regarding the payout of awards that have vested in 2026.

The PSUs granted to the NEOs cliff-vest after three years and have three-year performance periods with one-year calculation periods, with targets for years two and three determined at the time of grant and generally linked to the prior year's target or result. The targets for the PSUs that were granted to our NEOs in February 2026 were set in line with the Company's 2025 results for the 2026 measurement period, and will increase by an additional 0.5% from the prior year in each of the 2027 and 2028 measurements periods for U.S. Credit Market Share, and an additional 0.75% from the prior year in each of the 2027 and 2028 measurements periods for Operating Margin and Revenue Growth Excluding U.S. Credit. The 2026 targets for Operating Margin and Revenue Growth Excluding U.S. credit exclude the impact of revenue and expenses attributable to the RFQ-hub business. The 2027 targets for Operating Margin and Revenue Growth Excluding U.S. Credit will be based on 2026 targets, but will be adjusted to include the impact of revenue and expenses attributable to the RFQ-hub business in 2026.

For the awards granted in February 2025 and February 2026, the Compensation Committee established U.S. credit market share (1/3rd), revenue growth excluding U.S. credit (1/3rd), and operating margin (1/3rd) as the three financial metrics applicable to the awards. U.S. credit market share is a relative metric that captures our market share performance in U.S. high grade and U.S. high yield bonds. Revenue growth excluding U.S. credit includes our performance with respect to emerging markets bonds, eurobonds, U.S. government bonds, municipal bonds, information services, technology services and post-trade services and other revenue streams.

The PSU payout opportunity ranges from 0% to 200% of target, based on performance. The awards are subject to continued service and any applicable severance provisions set forth in an NEO's employment agreement, severance protection agreements and award agreement terms, each as applicable. The chart below summarizes the performance metrics for the PSUs held by our NEOs that are currently outstanding:

Performance Metrics for Outstanding Performance Stock Units		
Performance Metrics [1]	Metric Weightings	Performance Range
U.S. Credit Market Share	1/3	0% - 200%
Revenue Growth Excluding U.S. Credit	1/3	0% - 200%
Operating Margin	1/3	0% - 200%

(1) In accordance with the 2020 Equity Incentive Plan, the Committee may provide for the performance goals to which an award is subject, or the manner in which performance will be measured against such performance goals, to be adjusted in such manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements, and the effects of accounting or tax law changes.

RSUs and stock options

RSUs and stock options are intended to align our employees' interests, including the NEOs, with those of our stockholders, and promote retention. RSUs and stock options are granted to the NEOs and other employees pursuant to the 2020 Equity Incentive Plan.

Mr. Concannon receives half of the portion of the annual long-term equity award that is time-based in RSUs and the other half in stock options. The other NEOs receive this portion of their award all in RSUs.

In addition, settlement of RSU grants may be deferred at the NEO's election, which provides an added benefit of allowing the NEO to maintain additional upside leverage in our shares of Common Stock through delayed taxation. Generally, deferring RSUs has no impact on an RSU's vesting schedule, except that the initial vesting date for an RSU deferred in the year of grant must occur at least 13 months after the grant date in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the "*Code*").

The Compensation Committee approved the following awards of RSUs and stock options in February 2025 and February 2026 for 2024 and 2025 performance, respectively:

	2024 and 2025 Restricted Stock Unit Summary					
	Granted February 2025 for 2024			Granted February 2026 for 2025		
Name	Grant Date	Units Granted	Grant Date Fair Value[1]	Grant Date	Units Granted	Grant Date Fair Value[1]
Christopher R. Concannon	2/15/2025	6,202	$1,200,025	2/15/2026	6,588	$1,181,624
Ilene J. Fiszel Bieler	2/15/2025	2,867	$554,736	2/15/2026	5,005	$897,697
Dean Berry [2]	–	–	–	–	–	–
Kevin M. McPherson	2/15/2025	3,740	$723,653	2/15/2026	4,416	$792,054
Naineshkumar S. Panchal [3]	2/15/2025	2,468	$477,533	2/15/2026	3,239	$580,947
Christophe Roupie [4]	2/15/2025	2,488	$481,403	–	–	–

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of RSUs to grant by dividing the target grant value by the 10-trading day average up to and including the date of grant.

(2) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC, effective September 29, 2025. Due to his start date, Mr. Berry was not eligible to receive an annual equity incentive for 2025. Pursuant to the terms of his Contract of Employment, he received equity make-whole and lost opportunity awards which were economically equivalent to compensation Mr. Berry forfeited or was otherwise expected to receive from his former employer. See "—*Multi-year and one-time awards*" below.

(3) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Severance and change in control arrangements*" below. In connection with Mr. Panchal's termination, one-third of the RSUs granted in February 2025 in respect of the 2024 performance year were forfeited, and two-thirds of the RSUs granted in February 2026 in respect of the 2025 performance year were forfeited. The remaining RSUs will continue to vest in accordance with the terms of Mr. Panchal's Severance Protection Agreement.

(4) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below. In connection with Mr. Roupie's termination, two-thirds of the RSUs granted in February 2025 in respect of the 2024 performance year were forfeited. The remaining RSUs will continue to vest in accordance with the terms of Mr. Roupie's Severance Protection Agreement.

	2024 and 2025 Stock Option Summary							
	Granted February 2025 for 2024				Granted February 2026 for 2025			
Name	Grant Date	Units Granted	Strike Price	Grant Date Fair Value[1]	Grant Date	Units Granted	Strike Price	Grant Date Fair Value[1]
Christopher R. Concannon	2/15/2025	17,985	$193.49	$1,208,646	2/15/2026	21,736	$179.36	$1,118,776

(1) The grant date fair value listed above is calculated in accordance with FASB ASC Topic 718. The Company determines the number of stock options to grant by dividing the target grant value by Black-Scholes value per option.

The stock options granted to the CEO vest ratably over three years.

The exercise price of the stock options granted to the CEO is the closing market price of our Common Stock on the date of grant.

Funding of the 2023 performance awards

The performance stock units ("*PSUs*") granted to Messrs. Concannon, McPherson, Panchal and Roupie (the "*2023 Performance Equity Awards*") for 2022 performance were each subject to U.S. credit market share, revenue growth excluding U.S. credit and operating margin performance metrics, weighted at one-third each. The performance period of the 2023 Performance Equity Awards was from January 1, 2023 to December 31, 2025. Ms. Fiszel Bieler and Mr. Berry were not serving in their roles when the 2023 Performance Equity Awards were granted and did not receive the 2023 Performance Equity Awards. In accordance with the terms of his Severance Protection Agreement, Mr. Roupie received his 2023 Performance Equity Award at actual performance. See "*Executive compensation — Employment agreements and severance arrangements with our Named Executive Officers*."

In January 2026, the Compensation Committee certified the Company's consolidated financial performance under the 2023 Performance Equity Awards against the previously determined U.S. credit market share, revenue growth excluding U.S. credit and operating margin metrics, adjusting for unplanned merger and acquisition activity and currency fluctuations, in accordance with the 2020 Equity Incentive Plan. As demonstrated in the chart below, as a percentage of target performance, U.S. credit market share, revenue growth excluding U.S. credit and operating margin funded at 22%, 30% and 78%, respectively, with a resulting payout for the 2023 Performance Equity Awards calculated at 43% of target.

2023 Performance Stock Unit Award Funding					
Performance Metrics	Metric Weightings	Performance Periods			Total Funding
		2023	2024	2025	
U.S. Credit Market Share	1/3	32%	0%	33%	22%
Revenue Growth Excluding U.S. Credit	1/3	23%	60%	6%	30%
Operating Margin	1/3	38%	123%	73%	78%
Total	**100%**	**–**	**–**	**–**	**43%**

Multi-year and one-time awards

One-time awards are not a regular part of the Company's annual compensation program for existing NEOs. In alignment with the feedback we received from our stockholders, we expect that the use of multi-year and other one-time equity awards will be limited to circumstances such as the hiring of new executives, promotions or the retention of key executives.

Mr. Panchal's multi-year award granted in 2022 in relation to his appointment as Chief Information Officer (the "*CIO Multi-year Award*") had a grant date fair value of $2.5 million. The CIO Multi-year Award consisted of RSUs with a grant date fair value of $1 million that cliff-vested in March 2026 and PSUs with a grant date fair value of $1.5 million. The Compensation Committee designed the RSUs granted as part of the CIO-Multi-year Award such that $1 million was spread over four years of annual compensation and reduced the amount of the annual equity award that Mr. Panchal received for each of those performance years by $250,000 on a dollar-for-dollar basis. The Compensation Committee designed the PSUs granted as part of the CIO-Multi-year Award such that $1.5 million was spread over three years of annual compensation and reduced the amount of the annual equity award that Mr. Panchal received for each of those performance years by $500,000 on a dollar-for-dollar basis.

In connection with his promotion to Chief Executive Officer, Mr. Concannon received a one-time promotion award (the "*Concannon Promotion Award*") that consisted of the following: (i) RSUs with a grant value of $1.05 million; and (ii) PSUs with a target grant date fair value of $2.45 million. 25% of the RSUs vested in April 2026, 25% will vest in April 2027 and the remaining 50% will vest in April 2028. The PSUs have a compound annual growth rate performance metric, calculated using (i) a starting stock price equal to the average closing stock price of each trading day during the thirty (30) calendar days immediately preceding the grant date and (ii) an ending stock price equal to the average closing stock price of each trading day during the ninety (90) calendar days ending on the final day of the applicable performance period. 25% of the PSUs have a three-year performance period, 25% of the PSUs have a four-year performance period and 50% of the PSUs have a five-year performance period.

In connection with her hiring as Chief Financial Officer, Ms. Fiszel Bieler received a one-time sign on award (the "*Fiszel Bieler Sign On Award*") with a grant date value of $750,000 that consisted of the following: (i) 50% RSUs that will vest in three substantially equal annual installments on each anniversary of the award date, subject to Ms. Fiszel Bieler's continued service to the Company; and (ii) 50% performance stock units that will cliff-vest on the third anniversary of the Award Date, subject to Ms. Fiszel Bieler's continued service to the Company through such date and with performance criteria materially similar to the performance criteria contained in the annual performance stock unit award agreement provided to other executive officers in February 2024, except that the

performance period for Ms. Fiszel Bieler will be January 1, 2025 through December 31, 2026 with equally weighted calculation periods covering January 1, 2025 to December 31, 2025 and January 1, 2026 to December 31, 2026.

In connection with his hiring as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC, and to replace lost compensation opportunities from Mr. Berry's prior employer, Mr. Berry received (i) a $659,300 cash lost opportunity award in October 2025 and (ii) a $2,060,972 equity lost opportunity award granted in February 2026 in the form of performance stock units, each economically equivalent to compensation Mr. Berry was otherwise expected to receive from his prior employer. The equity lost opportunity award will cliff-vest on the third anniversary of the grant date, subject to Mr. Berry's continued service and with performance criteria materially similar to the annual performance stock unit awards granted to other executive officers in February 2026. See "—*Performance stock units*" above. Mr. Berry also received a: (i) $659,300 cash make-whole award and (ii) a $4,532,028 equity make-whole award, in the form of RSUs vesting ratably over three years, each economically equivalent to forgone compensation at his prior employer. Both cash awards are subject to repayment to the Company if he were to resign from the Company under certain circumstances or if he is terminated for "Cause" (as defined in his Contract of Employment) within one year (in the case of the cash lost opportunity award) or two years (in the case of the cash make-whole award) of his start date. In addition, the equity lost opportunity award and equity make-whole award would continue to vest if Mr. Berry were terminated without "Cause" or resigns with Good Reason under certain circumstances. See "*Executive Compensation — Potential termination or change in control payments and benefits*." In determining the number of shares underlying such awards, those awards were converted to U.S. dollars using the spot exchange rate as of the grant date and awarded in units of our common stock.

Other benefits; Perquisites

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S., key benefits include paid vacation time, premiums paid for group life insurance and disability policies, employer contributions to the NEO's retirement account, and the payment of all or some of the NEO's healthcare premiums in fiscal year 2025. We review these other benefits on an annual basis and make adjustments as warranted based on competitive practices and our performance. Comparable benefits are offered to employees in other geographic locations in which we operate.

The NEOs do not generally receive any significant perquisites. However, in 2025 our U.S.-based members of our Executive Committee, which includes some of our NEOs, were eligible to receive an annual executive physical to assess overall health and to screen for chronic diseases, which is intended to protect the investment we make in these key individuals. Amounts paid for the executive physical exam are fully taxable to the executive, and there is no "gross up" by the Company with respect to this benefit. In 2026, we expanded this benefit to include all global members of our Executive Committee. In addition, Mr. Berry is eligible to participate in a benefit available to all U.K. employees, at no incremental cost to the Company, whereby employees can lease an electric vehicle utilizing pre-tax payroll deductions.

Total direct compensation

Our compensation decisions for year-end 2025 were a balance between the Company's financial results for the year, individual performance and positioning relative to applicable benchmarking data. As described above, cash incentives were largely funded below target with additional total compensation driven by the use of long-term equity incentive awards. A summary of each NEO's 2025 TDC can be found below:

	2025 Total Compensation Summary *(000's)*				
	Annualized 2025	**2025 Incentive**			**Annualized 2025**
Name	**Base Salary**	**Cash**	**Equity**	**Total**	**Total Compensation** [1]
Christopher R. Concannon	$750	$1,525	$4,475	$6,000	$6,750
Ilene J. Fiszel Bieler	$500	$1,000	$1,700	$2,700	$3,200
Dean Berry [2]	$738	–	–	–	$738
Kevin M. McPherson	$450	$850	$1,500	$2,350	$2,800
Naineshkumar S. Panchal [3]	$450	$800	$1,350	$2,150	$2,600
Christophe Roupie [4]	$488	–	–	–	$488

(1) "Annualized 2025 Total Compensation" differs from the figures shown in the total column of the table under "*Executive compensation —Summary compensation table.*" The Summary Compensation Table reflects the full grant date value of any equity award received by the NEOs in the year actually granted, in accordance with FASB ASC Topic 718.

(2) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC, effective September 29, 2025. Mr. Berry's annualized base salary and annualized 2025 total compensation is shown in the table above. Due to his start date, Mr. Berry was not eligible to receive an annual cash bonus or annual cash incentive for 2025. However, pursuant to his Contract of Employment, Mr. Berry received cash and equity make-whole and lost opportunity awards, the values of which are not included in the table above, which were economically equivalent to compensation Mr. Berry forfeited or was otherwise expected to receive from his former employer. Refer to "*Executive compensation —Summary compensation table*" for the amounts actually paid to Mr. Berry in 2025.

(3) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Severance and change in control arrangements*" below. Mr. Panchal's equity includes $250,000 from a previously granted multi-year equity award. See "*—Multi-year and one-time awards*" below.

(4) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Severance and change in control arrangements*" below. Mr. Roupie's annualized base salary and annualized 2025 total compensation is shown in the table above; refer to "*Executive compensation —Summary compensation table*" for the amounts actually paid to Mr. Roupie in 2025.

Additional compensation information

Executive common stock ownership and holdings guidelines

We believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, we maintain stock ownership guidelines for our NEOs. Generally, under the guidelines, Mr. Concannon is required to own not less than a number of shares of Common Stock equal in value to ten times his base salary using a price of $190.26 per share, which was the average of the daily closing price of our Common Stock for the twelve-month period ending March 31, 2026 (the "*Calculation Price*"). At his current base salary, Mr. Concannon's required ownership level is not less than 39,419 shares. All of his vested and unvested restricted shares, vested and unvested RSUs, settled performance shares, and shares deferred under a non-qualified deferred compensation arrangement will be counted for the stock ownership requirement; vested and unvested stock options are excluded from the requirement.

Mr. Berry is required to own five times his base salary using the Calculation Price. The Company's other NEOs are required to own not less than three times their base salary using the Calculation Price. At their current base salaries, the required ownership for Ms. Fiszel Bieler and Messrs. Berry and McPherson is not less than 7,884, 19,456 and 7,095 shares, respectively. New NEOs will be subject to the same guidelines and will be required to be in compliance within five years of becoming an NEO. Under our ownership guidelines, shares purchased and

held beneficially, vested and unvested RSUs and restricted shares and settled performance shares and performance stock units count toward the minimum ownership requirement. Vested and unvested options and unsettled performance shares and performance stock units are not counted toward the ownership requirement. Compliance with the Common Stock ownership guidelines is reviewed by our Board's Nominating and Corporate Governance Committee every year or more often at the discretion of the Board or Nominating and Corporate Governance Committee. All of our NEOs are currently in compliance with the guidelines.

Timing of stock option awards

We have certain practices relating to the timing of grants of stock options. Annual stock option awards to our employees, including our named executive officers, are made on a pre-determined schedule in mid-February and during an open trading window. Neither the Board nor the Compensation Committee take material nonpublic information into account when determining the timing and terms of stock options, except that if the Company is in possession of material non-public information on an anticipated grant date, the Compensation Committee or the Board, as applicable, will defer the grant date until a date on which the Company is not in possession of material nonpublic information. It is the Company's practice not to time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Incentive compensation clawback policies

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability which discourages conduct detrimental to the Company's sustainable growth.

We have adopted the MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy (the "*Erroneously Awarded Compensation Policy*"), which complies with the requirements of Nasdaq Listing Rule 5608. The Erroneously Awarded Compensation Policy generally provides for the recovery of excess incentive-based compensation received by current or former executive officers (as defined in the Erroneously Awarded Compensation Policy) in the event the Company is required to prepare an accounting restatement.

In addition, we have also adopted the MarketAxess Holdings Inc. Incentive-Based Compensation Recovery Policy (the "*Incentive-Based Compensation Policy*"). The Incentive-Based Compensation Policy provides for: (a) the recovery of excess incentive-based compensation received by current or former members of the Company's Executive Committee not covered by the Erroneously Awarded Compensation Policy on a discretionary basis; and (b) the recovery of incentive-based compensation in other specified situations not covered by the Erroneously Awarded Compensation Policy from all members of the Company's Executive Committee on a discretionary basis, including (i) the commission of an act of fraud, misappropriation or embezzlement in the course of employment with the Company; (ii) the commission in the workplace of (1) sexual assault or abuse or (2) sexual harassment; (iii) a material violation of material Company policies, including, without limitation, the Company's Code of Conduct, Code of Ethics for the Chief Executive Officer and Senior Financial Officers and Insider Trading Policy; or (iv) a material violation of any written restrictive covenant, including confidentiality, non-competition and non-solicitation provisions, while employed by the Company.

The clawback provisions discussed above apply to all cash and equity incentive awards for our executive officers, and Executive Committee members, as applicable.

Prohibition of employee and Director hedging and pledging

The Company's Insider Trading Policy prohibits directors, employees (including officers), consultants, representatives or independent contractors or other persons in a special relationship with the Company from engaging in any hedging transaction with respect to Company securities or transactions of a speculative nature at any time. Hedging includes the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) and other transactions designed to hedge or offset, or that

have the effect of hedging or offsetting, any decrease in the market value of Company securities or limit the ability to profit from an increase in the value of Company securities. All such persons are prohibited from short-selling Company securities or engaging in transactions involving Company-based derivative securities (which include options, warrants, stock appreciation rights or similar rights whose value is derived from the value of Company securities). This prohibition includes, but is not limited to, trading in Company-based put and call option contracts, transacting in straddles, and similar transactions. These individuals are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. See "— *Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading*" for more information about the Company's Insider Trading Policy and personal trading policies.

Severance and change in control arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We entered into an employment agreement with Mr. Concannon that provides for severance payments and benefits in the event of the termination of his employment under certain circumstances. Mr. Berry's Contract of Employment also provides that certain equity awards shall continue to vest and cash bonus to be paid in the event of the termination of his employment under certain circumstances. The other NEOs are entitled to severance payments and benefits in the event of termination of their employment under certain circumstances pursuant to the terms of severance protection agreements. The severance protection agreements also provide for the accelerated vesting of some or all outstanding equity awards in the event of termination of their employment under certain circumstances or upon a change in control of the Company.

While the agreements with our NEOs are designed to protect them in the event of a change in control, they do not provide for "single-trigger" protection, nor does the Company provide any 280G protection or "gross-up" for excise taxes that may be imposed under Code Section 4999. The agreements do provide that if any payments or benefits paid or provided to the executive would be subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless they would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025, following a three-month notice period required under his contract of employment. Pursuant to his pre-existing Severance Protection Agreement, dated July 31, 2020, Mr. Roupie received the following standard severance benefits with no enhancements or discretionary additions: (i) a $935,108 severance payment (consisting of base salary, average annual bonus and notice period remuneration); (ii) a $361,790 pro-rata bonus for the period worked in 2025; and (iii) the continuation of vesting for unvested equity incentive awards scheduled to vest within the 12-month period following his termination date, in accordance with the terms of his Severance Protection Agreement. All other unvested equity awards not subject to the 12-month continuation period were immediately forfeited as of his termination date, as required by the terms of such awards.

Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. Pursuant to his pre-existing Severance Protection Agreement, dated March 1, 2022, Mr. Panchal received the following standard severance benefits with no enhancements or discretionary additions: (i) a $1,305,384 severance payment (consisting of base salary, average annual bonus, and accrued but unused vacation days); (ii) a $210,671 pro-rata bonus for the period worked in 2026; (iii) continued healthcare coverage for 12 months; and (iv) the continuation of vesting for unvested equity incentive awards scheduled to vest within the 12-month period following his termination date, in accordance with the terms of his Severance Protection Agreement. All other unvested equity

awards not subject to the 12-month continuation period were immediately forfeited as of his termination date, as required by the terms of such awards.

See "*Executive Compensation — Potential termination or change in control payments and benefits"* for additional information regarding these arrangements, payments and benefits.

Impact of tax and accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's 2020 Equity Incentive Plan, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of stock options, restricted stock, RSUs, performance shares and other stock-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock, RSUs and performance equity that do not have market-based performance criteria, the cost is equal to the fair value of the Common Stock on the date of grant times the number of shares or units granted, with adjustments made proportionally for the number of performance shares and PSUs expected to vest at the end of each accounting period until final certification of the award. For performance equity that have market-based performance criteria, the cost is equal to the fair value determined using a Monte Carlo valuation model. For stock options, the cost is equal to the fair value determined using a Black-Scholes option pricing model. This expense is recognized over the requisite service or performance period.

Section 162(m) of the Code ("*Section 162(m)*") generally prohibited any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain executive officers and certain other individuals. Exceptions to this rule had historically included qualified performance-based compensation. However, this performance-based exception from the deduction limit has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our U.S. NEOs in excess of $1 million is not deductible unless it qualifies for the limited transition relief applicable to certain arrangements in place as of November 2, 2017. While the Compensation Committee considers tax deductibility as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes. There can be no assurance that any compensation will in fact be deductible.

REPORT OF THE COMPENSATION AND TALENT COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation and Talent Committee (the "*Compensation Committee*") has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation and Talent Committee of the Board of Directors:

Nancy Altobello — Chair
Stephen P. Casper
Kourtney Gibson
Carlos M. Hernandez

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during fiscal years 2023, 2024 and 2025 by (i) Christopher R. Concannon, our Chief Executive Officer; (ii) Ilene J. Fiszel Bieler, our Chief Financial Officer; (iii) Dean Berry, our Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC; (iv) Kevin M. McPherson, our Chief Revenue Officer; (v) Naineshkumar S. Panchal, our former Chief Information Officer; and (vi) Christophe Roupie, our former Head of EMEA and APAC. These executives are referred to as our "named executive officers" or "NEOs" elsewhere in this Proxy Statement.

For amounts other than stock awards, which are delivered in units of the Company's common stock and computed as noted below, the elements of compensation of Messrs. Berry and Roupie are presented in the following tables and footnotes in U.S. dollars and were converted from British pounds using the exchange rate of 1.3186, which is the average exchange rate for the year ended December 31, 2025.

2025 Summary Compensation Table							
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards [1] ($)	Non- Equity Incentive Plan Compensation [2] ($)	All Other Compensation [3] ($)	Total ($)
Christopher R. Concannon	2025	$750,000	–	$3,599,881	$1,208,646	$1,525,000	$17,500	$7,101,027
Chief Executive Officer	2024	$750,000	–	$2,639,826	$887,516	$1,525,000	$17,500	$5,819,842
	2023	$650,000	–	$5,627,725	$705,361	$1,300,000	$10,000	$8,293,086
Ilene J. Fiszel Bieler	2025	$500,000	–	$1,109,472	–	$1,000,000	$17,500	$2,626,972
Chief Financial Officer	2024	$274,615	–	$715,206	–	$850,000	$5,492	$1,845,313
	2023	–	–	–	–	–	–	–
Dean Berry [4]	2025	$190,284	$659,300 [5]	$4,444,744 [6]	–	–	$18,460	$5,312,789
Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC	2024	–	–	–	–	–	–	–
	2023	–	–	–	–	–	–	–
Kevin M. McPherson	2025	$450,000	–	$1,447,305	–	$850,000	$17,500	$2,764,805
Chief Revenue Officer	2024	$450,000	–	$1,610,973	–	$850,000	$0	$2,910,973
	2023	$450,000	–	$1,561,757	–	$675,000	$10,000	$2,696,757
Naineshkumar S. Panchal [7]	2025	$450,000	–	$955,067	–	$800,000	$17,500	$2,222,567
Former Chief Information Officer	2024	$450,000	–	$1,189,818	–	$935,000	$17,500	$2,592,318
	2023	$450,000	–	$654,676	–	$800,000	$10,000	$1,914,676
Christophe Roupie [8]	2025	$310,868	–	$962,806	–	–	$1,323,068	$2,596,742
Former Head of EMEA and APAC	2024	–	–	–	–	–	–	–
	2023	$460,760	–	$917,120	–	$466,986	$87,883	$1,932,749

(1) These amounts represent the aggregate grant date fair value of stock-based and option awards computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation and certain assumptions made, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be realized by the NEOs. The amounts reported for stock awards in 2023, 2024 and 2025 include PSUs.

For 2025, the grant date fair value of the PSUs delivered as part of the annual equity incentive for the 2024 performance year was $2,399,856, $554,736, $723,653, $477,533 and $481,403 for Mr. Concannon, Ms. Fiszel Bieler and Messrs. McPherson, Panchal and Roupie, respectively. The grant date fair value of the PSUs is reported based on achievement of 100% of the target performance goals, which represents the probable outcome of the performance goals as of the grant date. If the Company achieves the maximum performance goals, as measured at the end of the three-year performance period ending December 2028, then the fair value of the PSUs granted in 2025 would be $4,799,713, $1,109,472, $1,447,305, $955,067 and $962,806 for Mr. Concannon, Ms. Fiszel Bieler and Messrs. McPherson, Panchal and Roupie, respectively. The PSUs granted to Messrs. Panchal and Roupie in 2025 were forfeited upon their respective employment terminations. See "*2025 compensation detail – Annual long-term equity incentives – Performance stock units*" in the CD&A for additional detail.

(2) These amounts represent annual cash incentive compensation earned under the Employee Cash Incentive Plan. See "*2025 compensation detail – Annual cash incentive*" in the CD&A for additional detail.

(3) 2025 amounts represent employer matching contributions to the Company's U.S. 401(k) defined contribution plan for Mr. Concannon, Ms. Fiszel Bieler and Messrs. McPherson and Panchal, and employer paid pension contributions and cash paid in lieu of pension once

the maximum annual allowance was reached for Messrs. Berry and Roupie. In addition, for Mr. Roupie in 2025, as a result of the termination of his employment by the Company without Cause, effective August 20, 2025, they include the following standard severance benefits with no enhancements or discretionary additions: (i) a $935,108 severance payment (consisting of base salary, average annual bonus and notice period remuneration); and (ii) a $361,790 pro-rata bonus for the period worked in 2025.

(4)   Mr. Berry joined the Company effective September 29, 2025 as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC. His salary reflects a partial year of service.

(5)   In connection with his hire, Mr. Berry received a $659,300 cash lost opportunity award, economically equivalent to compensation Mr. Berry was otherwise expected to receive from his former employer. This cash award is subject to repayment to the Company if Mr. Berry resigns from the Company under certain circumstances or is terminated for "Cause" (as defined in his Contract of Employment) within one year of his start date.

(6)   In connection with his hire, Mr. Berry received an equity make-whole award with a grant date fair value of $4,444,744, economically equivalent to equity compensation forfeited at his former employer. The award was granted on October 1, 2025 in the form of RSUs that vest in three substantially equal annual installments on each anniversary of the grant date, subject to continued service.

(7)   Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. In connection with Mr. Panchal's termination, and consistent with the terms of his Severance Protection Agreement, the PSU award granted in February 2025 in respect of the 2024 performance year was forfeited, and one-third of the RSU award granted in February 2025 in respect of the 2024 performance year was immediately forfeited as of his termination date, as required by the terms of such awards.

(8)   Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. His salary reflects a partial year of service.

Grants of plan-based awards

The following table summarizes the grants of PSUs, RSUs and stock options we made to the NEOs in 2025, as well as potential payouts pursuant to certain performance-based compensation arrangements. There can be no assurance that the grant date fair value of stock awards will ever be realized.

2025 Grants of Plan-Based Awards Table

Name and Award Type	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[1]
			Threshold	Target	Maximum	Threshold	Target	Maximum				
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($ / Sh)	($)
Christopher R. Concannon												
Annual Cash Incentive [2]			$0	$1,775,000	$2,662,500							
Restricted Stock Units [3]	02/15/2025	01/23/2025							6,202			$1,200,025
Performance Stock Units [4]	02/15/2025	01/23/2025				0	12,403	24,806				$2,399,856
Stock Options [5]	02/15/2025	01/23/2025								17,985	$193.49	$1,208,646
Ilene J. Fiszel Bieler												
Annual Cash Incentive [2]			$0	$850,000	$1,275,000							
Restricted Stock Units [3]	02/15/2025	01/16/2025							2,867			$554,736
Performance Stock Units [4]	02/15/2025	01/16/2025				0	2,867	5,734				$554,736
Dean Berry [6]												
Restricted Stock Units [7]	10/01/2025	05/16/2025							26,017			$4,444,744
Kevin M. McPherson												
Annual Cash Incentive [2]			$0	$950,000	$1,425,000							
Restricted Stock Units [3]	02/15/2025	01/16/2025							3,740			$723,653
Performance Stock Units [4]	02/15/2025	01/16/2025				0	3,740	7,480				$723,653
Naineshkumar S. Panchal [8]												
Annual Cash Incentive [2]			$0	$1,075,000	$1,612,500							
Restricted Stock Units [3,8]	02/15/2025	01/16/2025							2,468			$477,533
Performance Stock Units [4,8]	02/15/2025	01/16/2025				0	2,468	4,936				$477,533
Christophe Roupie [9]												
Restricted Stock Units [3,9]	02/15/2025	01/16/2025							2,488			$481,403
Performance Stock Units [4,9]	02/15/2025	01/16/2025				0	2,488	4,976				$481,403

(1) The value of a PSU, RSU and stock option is based on the grant date fair value of such award, as computed in accordance with FASB ASC Topic 718 and assumes PSUs at 100% of target performance. For further information on how we account for stock-based compensation, see Note 11 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

(2) Amounts reflect the threshold, target, and maximum annual cash incentive compensation amounts that could have been earned during the 2025 performance year under our Employee Cash Incentive Plan. The amounts of annual cash incentive compensation earned in the 2025 performance year by our NEOs were determined and paid in January 2026. The amounts paid are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "*Compensation discussion & analysis — 2025 compensation detail — Annual cash incentives.*"

(3) Amounts reflect the RSUs awarded to the NEOs in 2025 as part of their annual equity incentive for the 2024 performance year, which were made under the 2020 Equity Incentive Plan and are scheduled to vest in three substantially equal one-third annual installments on each the first, second, and third anniversary of the grant date. See "*Compensation discussion & analysis — 2025 compensation detail — Annual long term equity incentives — Restricted stock units and stock options.*"

(4) Amounts reflect the threshold, target and maximum number of PSUs awarded to the NEOs in 2025 as part of their annual equity incentive for the 2024 performance year, which were made under the 2020 Equity Incentive Plan and are scheduled to cliff-vest on the third anniversary of the grant date, subject to applicable performance criteria. See "*Compensation discussion & analysis — 2025 compensation detail — Annual long term equity incentives — Performance stock units.*"

(5) Amounts reflect the number of shares underlying stock options awarded to Mr. Concannon in 2025 as part of his annual equity incentive for the 2024 performance year, which was made under the 2020 Equity Incentive Plan and are scheduled to vest in three substantially equal one-third annual installments on each the first, second, and third anniversary of the grant date. See "*Compensation discussion & analysis — 2025 compensation detail — Annual long term equity incentives — Restricted stock units and stock options.*"

(6) Mr. Berry joined the Company as Group Chief Operating Officer and Chief Executive Officer of EMEA & APAC effective September 29, 2025.

(7) Amount reflects an equity make-whole award which was economically equivalent to forfeited equity at Mr. Berry's former employer, which was granted in October 2025 under the 2020 Equity Incentive Plan and is scheduled to vest in three substantially equal one-third annual installments on each of the first, second, and third anniversary of the grant date.

(8) Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. See "*Compensation discussion & analysis — "Severance and change in control arrangements.*" In accordance with the terms of his pre-existing Severance Protection Agreement, unvested equity awards scheduled to vest within the 12-month period following his termination date will continue to vest on their original schedule. Accordingly, one-third of the RSUs granted in February 2025 in respect of the 2024 performance year vested in February 2026 and one-third of the RSUs granted in February 2025 will continue to vest. All Performance Stock Units granted in February 2025, and the remaining one-third of the RSUs granted in February 2025, were immediately forfeited as of his termination date, as required by the terms of such awards.

(9) Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025. See "*Compensation discussion & analysis — "Severance and change in control arrangements.*" In accordance with the terms of his pre-existing Severance Protection Agreement, unvested equity awards scheduled to vest within the 12-month period following his termination date will continue to vest on their original schedule. Accordingly, one-third of the RSUs granted in February 2025 in respect of the 2024 performance year vested in February 2026. All PSUs granted in February 2025, and the remaining two-thirds of the RSUs granted in February 2025, were immediately forfeited as of his termination date, as required by the terms of such awards

Outstanding equity awards at fiscal year-end

The following table summarizes unexercised stock options and RSUs that had not vested, and related information for each of our NEOs, as of December 31, 2025. The market value of RSUs is based on the closing price of the Company's Common Stock on December 31, 2025 of $181.25.

Outstanding Equity Awards - Year End 2025

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Christopher R. Concannon					650 [1]	$117,813		
					2,729 [2]	$494,631		
					2,635 [3]	$477,594		
					6,202 [4]	$1,124,113		
							3,934 [11]	$713,038
							5,039 [12]	$913,319
							7,981 [13]	$1,446,556
							12,403 [14]	$2,248,044
	4,358 [17]		$523.00	01/15/2027				
	6,263 [18]		$344.48	01/31/2028				
	3,827 [19]	1,886 [19]	$358.53	02/15/2029				
	3,911 [20]	7,592 [20]	$220.50	02/15/2030				
		17,985 [21]	$193.49	02/15/2031				
Ilene J. Fiszel Bieler					1,198 [5]	$217,138		
					2,867 [4]	$519,644		
							1,797 [15]	$325,706
							2,867 [14]	$519,644
Dean Berry					26,017 [6]	$4,715,581		
Kevin M. McPherson					719 [1]	$130,319		
					2,411 [3]	$436,994		
					3,740 [4]	$677,875		
							2,178 [11]	$394,763
							3,653 [13]	$662,106
							3,740 [14]	$677,875
Naineshkumar S. Panchal					2,658 [7]	$481,763		
					302 [1]	$54,738		
					1,781 [3]	$322,806		
					2,468 [8]	$447,325		
							913 [11]	$165,481
							2,698 [13]	$489,013
							2,468 [16]	$447,325
Christophe Roupie					423 [1]	$76,669		
					831 [9]	$150,619		
					845 [10]	$153,156		
							1,279 [11]	$231,819

(1)   Represents one-third of RSUs granted on February 15, 2023 that were scheduled to vest in three substantially equal one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award vested on each of February 15, 2024, February 15, 2025, and February 15, 2026.

(2)   Represents RSUs granted on April 3, 2023 that are scheduled to vest in 25%, 25%, and 50% tranches on the third, fourth and fifth anniversary of grant date, respectively. 25% of the award vested on April 3, 2026.

(3)   Represents two-thirds of RSUs granted on February 15, 2024 that are scheduled to vest in three substantially equal one-third annual installments on each the first, second, and third anniversary of grant date. One-third of each applicable award vested on each of February 15, 2025 and February 15, 2026.

(4)   Represents RSUs granted on February 15, 2025 that are scheduled to vest in three substantially equal one-third annual installments on each of the first, second and third anniversary of grant date. One-third of each applicable award vested on February 15, 2026.

(5)   Represents RSUs granted on June 3, 2024 that are scheduled to vest in three substantially equal one-third annual installments on each of the first, second and third anniversary of grant date. One-third vested on June 3, 2025.

(6)   Represents RSUs granted on October 1, 2025 that are scheduled to vest in three substantially equal one-third annual installments on each the first, second, and third anniversary of grant date.

(7)   Represents RSUs granted on March 1, 2022 that vested on the fourth anniversary of grant date.

(8)   Represents RSUs granted on February 15, 2025 that were scheduled to vest in three substantially equal one-third annual installments on each the first, second and third anniversary of grant date. One-third of this award vested on February 15, 2026. Mr. Panchal's employment was terminated by the Company without Cause on April 1, 2026. In connection with Mr. Panchal's termination, and in accordance with the terms of his Severance Protection Agreement and the award agreement, the one-third that was previously scheduled to vest on February 15, 2028 was forfeited.

(9)   Represents one-third of RSUs granted on February 15, 2024 that were scheduled to vest in three substantially equal one-third annual installments on each the first, second and third anniversary of grant date. Mr. Roupie's employment was terminated by the Company without Cause on August 20, 2025. One-third of this award vested on each February 15, 2025 and, in accordance with the terms of his Severance Protection Agreement, February 15, 2026. In connection with Mr. Roupie's termination, and in accordance with the terms of his Severance Protection Agreement and the award agreement, the one-third that was previously scheduled to vest on February 15, 2027 was forfeited.

(10) Represents one-third of RSUs granted on February 15, 2025 that were scheduled to vest in three substantially equal one-third annual installments on each the first, second and third anniversary of grant date. Mr. Roupie's employment was terminated by the Company without Cause on August 20, 2025. In accordance with the terms of his Severance Protection Agreement, one-third of this award vested on February 15, 2026. In connection with Mr. Roupie's termination, the portions of the award that were previously scheduled to vest on February 15, 2027 and February 15, 2028 were forfeited.

(11) Represents PSUs, shown at target performance, granted on February 15, 2023 that vested in full on February 15, 2026 at 43% performance, including for Mr. Roupie, in accordance with the terms of his Severance Protection Agreement following the termination of his employment by the Company without Cause effective August 20, 2025.

(12) Represents PSUs, shown at target performance, granted on April 3, 2023 that are scheduled to vest in 25%, 25% and 50% tranches on the third, fourth and fifth anniversary of grant date, respectively, subject to applicable performance criteria. 25% vested on April 3, 2026 at 0% performance.

(13) Represents PSUs, shown at target performance, granted on February 15, 2024 that are scheduled to cliff-vest on the third anniversary of grant date, subject to applicable performance criteria, including for Mr. Panchal, in accordance with the terms of his Severance Protection Agreement following the termination of his employment by the Company without Cause effective April 1, 2026.

(14) Represents PSUs, shown at target performance, granted on February 15, 2025 that are scheduled to cliff-vest on the third anniversary of grant date, subject to applicable performance criteria.

(15) Represents PSUs, shown at target performance, granted on June 3, 2024 that are scheduled to cliff-vest on the third anniversary of grant date, subject to applicable performance criteria.

(16) Represents PSUs, shown at target performance, granted on February 15, 2025 that were scheduled to cliff-vest on the third anniversary of grant date, subject to applicable performance criteria. Mr. Panchal's employment was terminated by the Company without Cause on April 1, 2026. In connection with Mr. Panchal's termination, this PSU award was forfeited.

(17) Represents options granted on January 15, 2021 that were scheduled to vest in three substantially equal one-third annual installments on each the first, second and third anniversary of grant date. One-third of each applicable award vested on each January 15, 2022, January 15, 2023 and January 15, 2024.

(18) Represents options granted on January 31, 2022 that were scheduled to vest in three substantially equal one-third annual installments on each the first, second and third anniversary of grant date. One-third of each applicable award vested on each January 31, 2023, January 31, 2024 and January 31, 2025.

(19) Represents options granted on February 15, 2023 that are scheduled to vest in three substantially equal one-third annual installments on each the first, second and third anniversary of grant date. One-third of each applicable award vested on each of February 15, 2024, February 15, 2025 and February 15, 2026.

(20) Represents options granted on February 15, 2024 that are scheduled to vest in three substantially equal one-third annual installments on each of the first, second and third anniversary of grant date. One-third of each applicable award vested on February 15, 2025 and February 15, 2026.

(21) Represents options granted on February 15, 2025 that are scheduled to vest in three substantially equal one-third annual installments on each of the first, second and third anniversary of grant date. One-third of each applicable award vested on February 15, 2026.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of RSUs and related information for each of our NEOs on an aggregated basis during 2025.

	2025 Option Exercises and Stock Vesting			
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [2] ($)
Christopher R. Concannon	–	–	4,223	$870,961
Ilene J. Fiszel Bieler	–	–	599	$131,193
Dean Berry	–	–	–	–
Kevin M. McPherson	–	–	3,451	$703,911
Naineshkumar S. Panchal	–	–	4,063	$784,158
Christophe Roupie	–	–	2,248	$458,517

(1) Value realized represents the market value on the date of exercise in excess of the exercise price.

(2) Value realized represents the market value on the date of vesting.

Non-qualified deferred compensation

The table below shows (i) the contributions made by each NEO during the fiscal year ended December 31, 2025, (ii) aggregate earnings on each NEO's account balance during the fiscal year ended December 31, 2025, (iii) the aggregate amount of withdrawals or distributions made for each NEO and (iv) the aggregate balance of each of our NEOs as of December 31, 2025:

	2025 Non-Qualified Deferred Compensation Table				
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Christopher R. Concannon	–	–	$66,022 [3]	–	$473,820 [5]
	$144,656 [1]	–	-$49,618 [4]	–	$249,453 [6]
Ilene J. Fiszel Bieler	$85,000 [2]	–	$9,387 [3]	–	$94,387 [7]
Dean Berry	–	–	–	–	–
Kevin M. McPherson	–	–	–	–	–
Naineshkumar S. Panchal	–	–	–	–	–
Christophe Roupie	–	–	–	–	–

(1) Represents RSUs, together with applicable dividend equivalent rights, which vested in 2025 and were deferred under the Company's 2020 Equity Incentive Plan.

(2) Represents the deferral of annual cash incentives made under the Company's Non-Qualified Deferred Cash Plan.

(3) Represents gains or losses incurred under the Company's Non‑Qualified Deferred Cash Plan.

(4) Aggregate earnings with respect to vested and undelivered RSUs include changes in the market value of the shares of Common Stock underlying the RSUs based on the difference of the closing price of our Common Stock on December 31, 2025 of $181.25 and the closing

price of our Common Stock on the date of vesting, as well as the value of amounts accrued under dividend equivalent rights in 2025 that were unpaid as of December 31, 2025. These amounts are not included in the Summary Compensation Table because plan earnings were not preferential or above market.

(5) The value of the Aggregate Balance at Last Fiscal Year-End was determined by adding all executive contributions for fiscal year-end 2025 to any aggregate earnings for fiscal year 2025 and the Aggregate Balance at Last Fiscal Year-End as previously reported for year-end 2024, which was $407,799 for Mr. Concannon's deferred RSUs.

(6) The value of the Aggregate Balance at Last Fiscal Year-End was determined by adding all executive contributions for fiscal year-end 2025 to any aggregate earnings for fiscal year 2025 and the Aggregate Balance at Last Fiscal Year-End as previously reported for year-end 2024, which was $154,415 for Mr. Concannon's deferred cash.

(7) The value of the Aggregate Balance at Last Fiscal Year-End was determined by adding all executive contributions for fiscal year-end 2025 to any aggregate earnings for fiscal year 2025 and the Aggregate Balance at Last Fiscal Year-End as previously reported for year-end 2024. Ms. Fiszel Bieler did not have an aggregate balance at year-end 2024.

Employment agreements and severance arrangements with our Named Executive Officers

Christopher R. Concannon employment agreement

On January 6, 2023, Mr. Concannon and the Company entered into an amended and restated employment agreement (the "*Concannon Employment Agreement*") that provides, effective April 3, 2023, that Mr. Concannon will be employed by the Company as its Chief Executive Officer for an initial five-year term, with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term.

Under the Concannon Employment Agreement, Mr. Concannon's minimum annual base salary is $650,000 per year and he is eligible to receive annual cash and equity incentives in accordance with the Company's annual performance incentive plan and equity plan, each as in effect from time to time. Mr. Concannon's base salary for 2025 was $750,000.

The Concannon Employment Agreement provides that Mr. Concannon's employment may be terminated by him or by the Company at any time. The Concannon Employment Agreement provides for severance payments and benefits (subject to Mr. Concannon's execution of a waiver and general release) if Mr. Concannon's employment is terminated under various conditions. See below under *"— Potential termination or change in control payments and benefits"* for a description of such payments and benefits.

For purposes of the Concannon Employment Agreement, "Cause Event" generally means Mr. Concannon's:

- willful misconduct or gross negligence in the performance of his duties;

- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates, or any felony;

- material breach of his employment agreement, our material written policies that are signed by Mr. Concannon, such as our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as policies related to personal trading, insider trading, workplace conduct and sexual harassment or any other material written agreement with us;

- intentional failure or refusal to follow a lawful and proper direction of the Board; or

- any other conduct by Mr. Concannon, whether or not in the course of performing his responsibilities, that has or is reasonably likely to have a material adverse effect on our business, assets or reputation.

For purposes of the Concannon Employment Agreement, "Good Reason" generally means:

- Mr. Concannon's no longer holding the title of Chief Executive Officer;

- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position;

- our material breach of his employment agreement;

- a relocation of his principal place of business of more than 50 miles; or

- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

For purposes of the Concannon Employment Agreement, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;

- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;

- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or

- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

The Concannon Employment Agreement provides that if any payments or benefits paid or provided to Mr. Concannon are subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments would be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless Mr. Concannon would, on a net after-tax basis, receive less compensation than if the payment were not so reduced. The Concannon Employment Agreement further provides that any award gains and annual incentive awards received by Mr. Concannon are subject to potential clawback under policies adopted by the Company. In 2023, the Company adopted the Erroneously Awarded Compensation Policy and the Incentive-Based Compensation Policy. See "*Compensation discussion and analysis – Additional compensation information – Incentive compensation clawback policies*."

Mr. Concannon has also executed a Proprietary Information and Non-Competition Agreement and the Company's standard form of Indemnification Agreement.

Dean Berry contract of employment

On May 21, 2025, Mr. Berry and MarketAxess Europe Limited ("*MAEL*"), an indirect subsidiary of the Company, entered into a contract of employment (the "*Berry Contract of Employment*") whereby Mr. Berry will be employed by MAEL as the Company's Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC. Mr. Berry's start date with the Company was September 29, 2025.

Pursuant to the terms of the Berry Contract of Employment, Mr. Berry will be paid a base salary at an annual rate of $738,416 and will be eligible to participate in the Company's annual performance incentive plan and equity plan, each as in effect from time to time. For calendar year 2026, his target year-end cash incentive pursuant to

the Employee Cash Incentive Plan is $1,107,624. Further, the target grant date value of his year-end equity award pursuant to the 2020 Equity Incentive Plan is $2,373,480, and is expected to be comprised equally of (a) a time-based award in the form of restricted stock units vesting in three substantially equal installments on each anniversary of the grant date, subject to Mr. Berry's continued service to MAEL or its affiliates through such date and (b) a performance-based award in the form of performance stock units, as determined by the Compensation Committee, which is expected to cliff-vest on the third anniversary date of the award, subject to Mr. Berry's continued service to MAEL or its affiliates through such date and subject to the satisfaction of the relevant performance criteria. See "*Compensation discussion & analysis — 2025 compensation detail — Annual cash incentives*" and "*Compensation discussion & analysis — 2025 compensation detail — Annual long term equity incentives — Restricted stock units and stock options*" for a discussion of Mr. Berry's actual cash and equity incentives for 2025.

In connection with his hiring as Group Chief Operating Officer and Chief Executive Officer, EMEA & APAC, and to make up for the lost compensation opportunity that Mr. Berry was expected to otherwise have received from his prior employer, the Berry Contract of Employment also provides for a $659,300 cash lost opportunity award in October 2025 and a $2,060,972 equity lost opportunity award granted in February 2026 in the form of performance stock units that will cliff-vest on the third anniversary of the date of the grant of the award, subject to Mr. Berry's continued service to the Company through such date and with performance criteria materially similar to the performance criteria contained in the annual performance stock unit award agreement provided to other executive officers in February 2026. The Berry Contract of Employment also provides for a $659,300 cash make-whole award and a $4,532,028 equity make-whole award, each awarded by the Company representing forgone compensation at his prior employer. The equity make-whole award was granted in the form of RSUs that will vest ratably on the first, second and third anniversary of the grant date, subject to continued service with the Company.

The Berry Contract of Employment provides that Mr. Berry's employment may be terminated by him or by the Company at any time with six months' written notice. The Berry Contract of Employment provides for certain payments if Mr. Berry's employment is terminated under various conditions. See below under *"— Potential termination or change in control payments and benefits"* for a description of such payments.

For purposes of the Berry Contract of Employment, "Cause " generally means Mr. Berry's:

- willful misconduct, dishonesty or gross misconduct or any material failure to adequately carry out or discharge his duties;
- being, in the reasonable opinion of the Company, grossly incompetent or grossly negligent in the performance of his duties;
- conviction of, or plea of guilty or nolo contendere to, a crime or any indictable offense;
- failure to comply with the rules of the U.K. Financial Conduct Authority ("*FCA*");
- failure or ceasing to meet the requirements of any regulatory body whose consent is required to enable him to undertake his duties (including his failure to be certified by the FCA as fit and proper to carry out his role);
- being no longer fit and proper to carry out his role, in the sole discretion of the Company acting reasonably;
- becoming bankrupt or making any arrangement with or for the benefit of creditors or having a county court administration order made against him under the County Court Act 1984;
- material breach of any material written agreement between us and Mr. Berry, or of any material written policy of the Company;

- intentional failure or refusal to follow a lawful and proper direction of the Board, the Board of Directors of MAEL or the CEO; or

- any other conduct by Mr. Berry, whether or not in the course of performing his responsibilities, that has or is reasonably likely to have a material adverse effect on our business, assets or reputation.

For purposes of the Berry Contract of Employment, "Good Reason" generally means:

- a material adverse change in Mr. Berry's title;

- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position;

- a reduction in his base salary or annual target incentive bonus (as a percentage of base salary);

- a relocation of his principal place of business of more than 50 miles; or

- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his Contract of Employment.

For purposes of the Berry Contract of Employment, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;

- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;

- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or

- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

The Berry Contract of Employment also includes certain post-employment non-competition and non-solicitation covenants.

Severance protection agreements

Ms. Fiszel Bieler and Mr. McPherson are entitled to, and Messrs. Panchal and Roupie were entitled to, severance payments and benefits under their respective severance protection agreements (the "*Severance Protection Agreements*" or the "*SPAs*"), which provide for severance payments and benefits (subject to such executive's execution of a waiver and general release) if such executive's employment is terminated under various conditions. See "—*Potential Termination or change in control payments and benefits*" below.

For purposes of the Severance Protection Agreements, "Cause" generally means such executive's:

- willful misconduct, gross misconduct, or gross negligence in the performance of such executive's duties;

- conviction of, or plea of guilty or nolo contendere to, a crime relating to us or any of our affiliates, or any felony;

- material breach of any material written agreement (including such executive's proprietary information and non-competition agreement) with us or on of our written policies signed by such executive;

- intentional failure or refusal to follow a lawful and proper direction of the Board or the CEO; or

- any other conduct by the executive, whether or not in the course of performing the executive's responsibilities to the Company, that has or is reasonably likely to have a material adverse effect on the business, assets or reputation of the Company.

For purposes of the Severance Protection Agreements, "Good Reason" generally means the occurrence of any of the following:

- an adverse change in such executive's title;

- a material diminution in such executive's duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with such executive's then-current position;

- a reduction in such executive's base salary or annual target incentive bonus (as a percentage of base salary);

- a relocation of such executive's principal place of business of more than 50 miles;

- we provide written notice of our intent not to renew the applicable Severance Protection Agreement; or

- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under the Severance Protection Agreement.

For purposes of Ms. Fiszel Bieler's Severance Protection Agreement, "Valid Reason" generally means the occurrence of any of the following:

- an adverse change in Ms. Fiszel Bieler's title;

- a material diminution in Ms. Fiszel Bieler's duties, authorities or responsibilities or the assignment to Ms. Fiszel Bieler of duties or responsibilities that are materially adversely inconsistent with her then position;

- a relocation of such executive's principal place of business of more than 50 miles; or

- we provide written notice of our intent not to renew Ms. Fiszel Bieler's Severance Protection Agreement.

For purposes of the Severance Protection Agreements, the term "Change in Control" generally has the same meaning as defined in the Concannon Employment Agreement.

Proprietary information and non-competition agreements

Each of our NEOs has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us (other than Mr. Berry, who is subject to similar provisions in the Berry Contract of Employment) that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter (nine months for Mr. Roupie), (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our non-clerical employees or consultants during their employment and for two years thereafter (one year for Mr. Roupie), and (iv) certain non-solicitation provisions that restrict their soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter for Mr. Concannon and one year thereafter for Ms. Fiszel Bieler and Messrs. Berry, McPherson, Panchal and Roupie. Messrs. Roupie and Panchal remain subject to the terms of their respective Proprietary Information and Non-Competition Agreements following the terminations of their respective employment. Pursuant to the terms of

Mr. Roupie's termination letter dated May 20, 2025, the provisions in (ii) above were reduced from nine months to six months following the notice date of his termination. The provisions in (iii) and (iv) above remain applicable to Mr. Roupie for a period of one year following the notice date of the termination of his employment.

Potential termination or change in control payments and benefits

Each of the NEOs is entitled to certain payments and benefits pursuant to their employment agreements and/or other agreements, as applicable, entered into between the Company and such executive upon a termination of such executive's employment in certain circumstances or in the event of a change in control of the Company. For Mr. Concannon, his rights upon certain termination or change in control events: (a) to base salary continuation, bonus and healthcare benefits are governed by the Concannon Employment Agreement; and (b) to vesting of unvested equity awards are governed by their equity award agreements. For Ms. Fiszel Bieler and Messrs. McPherson and Panchal, their rights upon certain termination or change in control events are governed by their applicable Severance Protection Agreement and the applicable equity award agreements. For Mr. Berry, his rights upon certain termination or change in control events are governed by the Berry Contract of Employment and his applicable equity award agreements.

Mr. Roupie's employment was terminated by the Company without Cause effective August 20, 2025, following a three-month notice period required under his Contract of Employment. Pursuant to his pre-existing Severance Protection Agreement, dated July 31, 2020, Mr. Roupie received the following standard severance benefits with no enhancements or discretionary additions: (i) a $935,108 severance payment (consisting of base salary, average annual bonus and notice period remuneration); (ii) a $361,790 pro-rata bonus for the period worked in 2025; and (iii) the continuation of vesting for unvested equity incentive awards scheduled to vest within the 12-month period following his termination date. All other unvested equity not subject to the 12-month continuation period were immediately forfeited as of his termination date, as required by the terms of such awards.

Pursuant to SEC rules, Mr. Panchal's potential termination or change in control payments and benefits are being presented in the tables below because he was employed on December 31, 2025. Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. Pursuant to his pre-existing Severance Protection Agreement, dated March 1, 2022, Mr. Panchal received the following standard severance benefits with no enhancements or discretionary additions: (i) a $1,305,384 severance payment (consisting of base salary, average annual bonus, and accrued but unused vacation days); (ii) a $210,671 pro-rata bonus for the period worked in 2026; (iii) continued healthcare coverage for 12 months; and (iv) the continuation of vesting for unvested equity incentive awards scheduled to vest within the 12-month period following his termination date. All other unvested equity not subject to the 12-month continuation period were immediately forfeited as of his termination date, as required by the terms of such awards.

The benefits described herein are subject to the applicable NEO's, his or her estate's or his or her legal guardian's, as applicable, execution of a general release of claims and covenant not to sue.

The following tables estimate the payments we would be obligated to make to each of our NEOs (excluding Mr. Roupie) as a result of such NEO's termination or resignation under the circumstances shown or because of a change in control, in each case assuming such event had occurred on December 31, 2025. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2025 that would be paid in the normal course of continued service, such as accrued but unpaid salary and (ii) vested account balances under our 401(k) Plan that

are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $181.25, the closing price on December 31, 2025.

Payments and Benefits for Mr. Concannon						
	Termination for Cause or Without Good Reason	Death or Disability CCPP Termination [1]	Death or Disability Non-CCPP Termination [1]	CCPP Without Cause or for Good Reason Termination [1]	Non-CCPP Without Cause or for Good Reason [1]	CIC Non-Continued Award [1] (No Termination)
Base Salary [2]	—	$1,500,000	$750,000	$1,500,000	$1,500,000	—
Bonus [3]	—	$2,825,000	$1,412,500	$2,825,000	$2,825,000	—
Health Benefits [4]	—	$68,073	$45,382	$68,073	$68,073	—
Unvested Performance Stock Units [5]	—	$4,407,638	$4,407,638	$5,320,956	—	$5,320,956
Unvested Restricted Stock Units [6]	—	$2,214,150	$2,214,150	$2,214,150	—	$2,214,150
Unvested Stock Options [7]	—	—	—	—	—	—
Total	—	$11,014,861	$8,829,670	$11,928,179	$4,393,073	$7,535,106

(1) A "Death or Disability CCPP Termination" occurs upon Mr. Concannon's death or disability during a CCPP (as defined below). A "Death or Disability Non-CCPP Termination" occurs upon Mr. Concannon's death or disability outside of a CCPP. A "CCPP Without Cause or for Good Reason Termination" occurs upon: (i) a termination by Mr. Concannon for Good Reason during a Prior CCPP (as defined below); or (ii) the Company terminates Mr. Concannon without Cause or a termination by Mr. Concannon for Good Reason during the portion of a CCPP that is not a Prior CCPP. A "Non-CCPP Without Cause or for Good Reason Termination" means a termination by the Company without Cause or by Mr. Concannon for Good Reason that is not a CCPP Without Cause or for Good Reason Termination. A "CIC Non-Continued Award" occurs if, immediately prior to a Change in Control, the Compensation Committee determines that the applicable equity award will not be continued, assumed or have new rights substituted therefor in accordance with the applicable incentive plans. An "Average Bonus" for Mr. Concannon means, for a termination that occurs on or before December 31, 2025, the average of his annual bonus amount earned and payable for the Company's two fiscal years immediately preceding the termination. A "Prior Change in Control Protection Period" or "Prior CCPP" means the period of three months prior to a "change in control event" within the meaning of Section 409A of the Code. A "CCPP" means a period encompassing a Prior CCPP and: (i) 18 months (for base salary, bonus and healthcare) and (ii) 24 months (for equity awards), in each case, after a Change in Control as defined in the 2020 Equity Incentive Plan.

(2) Represents the continued payment of base salary: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, for 24 months; and (b) upon a Death or Disability Non-CCPP Termination, for 12 months.

(3) Represents a bonus: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, in the amount of two times Mr. Concannon's Average Bonus, payable in 24 monthly installments; and (b) upon a Death or Disability Non-CCPP Termination, in the amount of one times Mr. Concannon's Average Bonus, payable in 12 monthly installments.

(4) Represents healthcare coverage: (a) upon a Death or Disability CCPP Termination, a CCPP Without Cause or for Good Reason Termination or a Non-CCPP Without Cause or for Good Reason Termination, for 18 months; and (b) upon a Death or Disability Non-CCPP Termination, for 12 months.

(5) Reflects the value of the unvested PSUs granted to Mr. Concannon in February 2023, February 2024 and February 2025, each as a part of his annual award (collectively, the "Concannon Annual Awards") and the value of the unvested PSUs granted to Mr. Concannon in April 2023 as part of his promotion award for the Chief Executive Officer position (the "Concannon Promotion Award"), assuming the following: (a) for the Concannon Annual Awards, (i) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, reflects full vesting of unvested PSUs at target; and (ii) upon a CCPP Without Cause or for Good Reason Termination, reflects full vesting of unvested PSUs at target (however, notwithstanding the value in the table, if Mr. Concannon resigned with Good Reason, the PSUs from the Concannon Annual Award would not vest); and (b) with respect to the Concannon Promotion Award, (i) upon a Death or Disability CCPP Termination and Death or Disability Non-CCPP Termination, since no performance period has yet been completed at 2025 fiscal year end, reflects vesting using a compound annual growth rate performance metric using an initial price equal to the average closing stock price of each trading day during the 30 calendar days immediately preceding the grant date of the Concannon Promotion Award and an ending price equal to the average closing stock price of each trading day during the 90 calendar days ending on the day before the termination date, which for purposes of this table is assumed to be December 31, 2025 (however, the result of such calculation was below threshold performance and thus no PSUs would vest); and (ii) upon a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, since no performance has yet been completed at 2025 fiscal year end, reflects vesting based on a compound annual growth rate performance metric using an initial price equal to the average closing stock price of each trading day during the 30 calendar days immediately preceding the grant date of the Concannon Promotion Award and an ending price equal to an assumed change in control price that would result in vesting at target. Upon a Non-CCPP Without Cause or for Good Reason Termination, Mr. Concannon's Promotion Award PSUs would continue vesting on their original vesting schedule, subject to certain forfeiture conditions, including if Mr. Concannon violated the restrictive covenants in the Concannon Employment Agreement, and such value is not reflected in the table.

(6)   Represents the value of the unvested RSUs granted to Mr. Concannon as part of the Concannon Annual Awards and Concannon Promotion Award, which will vest as follows: (a) for the Concannon Annual Awards, (i) upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination or a CIC Non-Continued Award, his unvested RSUs shall fully vest; and (ii) upon a CCPP Without Cause or for Good Reason Termination, reflects full vesting of unvested RSUs (however, notwithstanding the value in the table, if Mr. Concannon resigned with Good Reason, the RSUs from the Concannon Annual Award would not vest); and (b) for the Concannon Promotion awards, upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination, a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, his unvested RSUs shall fully vest. Upon a Non-CCPP Without Cause or for Good Reason Termination, Mr. Concannon's Promotion Award RSUs would continue vesting on their original vesting schedule, subject to certain forfeiture conditions, including if Mr. Concannon violated the restrictive covenants in the Concannon Employment Agreement, and such value is not reflected in the table.

(7)   Represents the value of the unvested stock options granted to Mr. Concannon as part of the Concannon Annual Awards, which will vest as follows: upon a Death or Disability CCPP Termination, a Death or Disability Non-CCPP Termination, a CCPP Without Cause or For Good Reason Termination or a CIC Non-Continued Award, his unvested stock options shall fully vest, but the stock options granted in February 2023, February 2024 and February 2025 have no impact on the value presented in the table above because it is presented as of December 31, 2025 and the stock options had an exercise price greater than the closing market price of a share of our Common Stock on such date (however, if Mr. Concannon resigned with Good Reason, in the case of a CCPP Without Cause or For Good Reason Termination, the unvested stock options from the Concannon Annual Awards would not vest).

Payments and Benefits for Ms. Fiszel Bieler					
	Termination for Cause or Without Good Reason	CIC Termination [1]	CIC Non-Continued Award [1] (No Termination)	IFB Non-CIC Termination [1]	Death or Disability
Severance [2]	—	$2,025,000	—	$1,350,000	$675,000
Pro Rata Bonus [3]	—	$850,000	—	$850,000	$425,000
Health Benefits [4]	—	$57,111	—	$38,074	$38,074
Unvested Performance Stock Units [5]	—	$845,350	$845,350	—	$845,350
Unvested Restricted Stock Units [6]	—	$736,781	$736,781	—	$736,781
Total	—	$4,514,242	$1,582,131	$2,238,074	$2,720,205

(1)   A "CIC Termination" occurs upon termination by the Company without Cause or a termination by the applicable NEO for Good Reason during the period beginning on the effective date of a Change in Control and ending on the second anniversary following such effective date (such period, a "Protection Period"). A "CIC Non-Continued Award" occurs if, immediately prior to a Change in Control, the Compensation Committee determines that the applicable equity award will not be continued, assumed or have new rights substituted therefor in accordance with the applicable incentive plans. An "IFB Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause or a termination by Ms. Fiszel Bieler for Valid Reason prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by Ms. Fiszel Bieler for Valid Reason following the expiration of a Protection Period. The applicable NEO's "Average Annual Bonus" means the average of his or her annual bonus amounts earned and payable for the Company's three fiscal years immediately preceding the termination, or, with respect to a CIC Termination, if greater, the bonus amount from the year preceding a Change in Control. Pursuant to the terms of her Severance Protection Agreement, as Ms. Fiszel Bieler had only received one annual cash incentive as of December 31, 2025, her Average Annual Bonus would have been $850,000, her actual cash incentive for the year ended December 31, 2024.

(2)   Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Ms. Fiszel Bieler's base salary and her Average Annual Bonus, payable in a lump sum; (b) upon an IFB Non-CIC Termination, equal to one times the sum of Ms. Fiszel Bieler's base salary and her Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Ms. Fiszel Bieler's base salary and her Average Annual Bonus, payable in a lump sum.

(3)   Represents a pro rata bonus: (a) upon a CIC Termination or an IFB Non-CIC Termination, equal to Ms. Fiszel Bieler's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of her Average Annual Bonus, payable in a lump sum.

(4)   Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon an IFB Non-CIC Termination or upon death or disability, for twelve months.

(5)   Represents the target value of the unvested PSUs granted to Ms. Fiszel Bieler in May 2024 and February 2025, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, her unvested PSUs shall fully vest. Upon an IFB Non-CIC Termination, her PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(6)   Represents the value of the unvested RSUs granted to Ms. Fiszel Bieler in May 2024 and February 2025, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, her unvested RSUs shall fully vest. Upon an IFB Non-CIC Termination, her unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. Berry				
	Termination for Cause or Without Good Reason	CIC Termination [1]	Non-CIC Termination [1]	Death or Disability
Payment in Lieu of Notice [2]	—	$376,466	$376,466	—
Pro Rata Bonus [3]	—	—	—	—
Unvested Performance Stock Units	—	—	—	—
Unvested Restricted Stock Units [4]	—	—	—	—
Total	—	$376,466	$376,466	—

(1) Refer to footnote (1) under the *"Payments and Benefits Payable to Ms. Fiszel Bieler"* table for applicable definitions, except that a "Non-CIC Termination" occurs upon a termination by the Company without Cause.

(2) Represents, upon a CIC Termination or Non-CIC Termination, a payment equal to six months of Mr. Berry's base salary, payable in a lump sum in lieu of any notice period base salary pursuant to his Contract of Employment, assuming prior notice is not delivered and the Company elects to make such payment in lieu of the required notice period.

(3) Pursuant to his Contract of Employment, upon a CIC Termination or Non-CIC Termination, Mr. Berry would be entitled to a pro rata cash incentive based on the number of days he was employed during the applicable year in an amount as determined by the Company and MAEL in their sole joint discretion; provided, however that such discretion shall be exercised consistent with the manner in which the Company and MAEL exercised its discretion in prior years. For the year ended December 31, 2025, Mr. Berry did not have a target cash incentive.

(4) Pursuant to his Contract of Employment, upon a CIC Termination or Non-CIC Termination, Mr. Berry's equity make-whole award shall continue to vest on its original vesting schedule, subject to certain forfeiture conditions, including if Mr. Berry violated the restrictive covenants in his Contract of Employment, and such value is not reflected in the table.

Payments and Benefits for Mr. McPherson					
	Termination for Cause or Without Good Reason	CIC Termination [1]	CIC Non-Continued Award [1] (No Termination)	Non-CIC Termination [1]	Death or Disability
Severance [2]	—	$1,887,500	—	$1,258,333	$629,167
Pro Rata Bonus [3]	—	$808,333	—	$808,333	$404,167
Health Benefits [4]	—	$68,584	—	$45,723	$45,723
Unvested Performance Stock Units [5]	—	$1,734,744	$1,734,744	—	$1,734,744
Unvested Restricted Stock Units [6]	—	$1,245,188	$1,245,188	—	$1,245,188
Total	—	$5,744,349	$2,979,931	$2,112,389	$4,058,987

(1) Refer to footnote (1) under the *"Payments and Benefits Payable to Ms. Fiszel Bieler"* table for applicable definitions, except that a "Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by Mr. McPherson for Good Reason following the expiration of a Protection Period.

(2) Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. McPherson's base salary and his Average Annual Bonus, payable in a lump sum.

(3) Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. McPherson's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum.

(4) Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(5) Represents the target value of the unvested PSUs granted to Mr. McPherson in February 2023, February 2024 and February 2025, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest. Upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(6) Represents the value of the unvested RSUs granted to Mr. McPherson in February 2023, February 2024 and February 2025, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Payments and Benefits for Mr. Panchal [1]					
	Termination for Cause or Without Good Reason	CIC Termination [2]	CIC Non-Continued Award [2] (No Termination)	Non-CIC Termination [2]	Death or Disability
Severance [3]	—	$1,992,500	—	$1,328,333	$664,167
Pro Rata Bonus [4]	—	$935,000	—	$878,333	$439,167
Health Benefits [5]	—	$60,255	—	$40,170	$40,170
Unvested Performance Stock Units [6]	—	$1,101,819	$1,101,819	—	$1,101,819
Unvested Restricted Stock Units [7]	—	$1,306,631	$1,306,631	—	$1,306,631
Total	—	$5,396,205	$2,408,450	$2,246,837	$3,551,953

(1) Pursuant to SEC rules, Mr. Panchal's potential termination or change in control payments and benefits are being presented in the table above because he was employed on December 31, 2025. Mr. Panchal's employment was terminated by the Company without Cause effective April 1, 2026. Pursuant to his pre-existing Severance Protection Agreement, dated March 1, 2022, Mr. Panchal received the following standard severance benefits with no enhancements or discretionary additions: (i) a $1,305,384 severance payment (consisting of base salary, average annual bonus, and accrued but unused vacation days); (ii) a $210,671 pro-rata bonus for the period worked in 2026; (iii) continued healthcare coverage for 12 months; and (iv) the continuation of vesting for unvested equity incentive awards scheduled to vest within the 12-month period following his termination date. All other unvested equity not subject to the 12-month continuation period were immediately forfeited as of his termination date, as required by the terms of such awards. This treatment is consistent with the treatment in the "Non-CIC Termination" column, but reflects an effective date of his termination of April 1 instead of December 31.

(2) Refer to footnote (1) under the "*Payments and Benefits Payable to Ms. Fiszel Bieler*" table for applicable definitions, except that a "Non-CIC Termination" occurs either upon (a) a termination by the Company without Cause prior to a Change in Control, or (b) a termination by the Company without Cause or a termination by Mr. Panchal for Good Reason following the expiration of a Protection Period. Pursuant to the terms of his Severance Protection Agreement, (i) for a Non-CIC Termination or Death or Disability, Mr. Panchal's Average Annual Bonus of $878,333 is calculated based on the average of his annual bonus amounts earned and payable for the three completed years preceding his termination; and (ii) for a CIC Termination, Mr. Panchal's Average Annual Bonus of $935,000 is calculated based on the greater of the prior year bonus or the average annual bonus of the three completed years preceding his termination.

(3) Represents severance: (a) upon a CIC Termination, equal to one and a half times the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in a lump sum; (b) upon a Non-CIC Termination, equal to one times the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in regular installments over twelve months; and (c) upon death or disability, equal to half of the sum of Mr. Panchal's base salary and his Average Annual Bonus, payable in a lump sum.

(4) Represents a pro rata bonus: (a) upon a CIC Termination or a Non-CIC Termination, equal to Mr. Panchal's Average Annual Bonus, payable in a lump sum; and (b) upon death or disability, equal to half of his Average Annual Bonus, payable in a lump sum.

(5) Represents healthcare coverage: (a) upon a CIC Termination, for eighteen months; and (b) upon a Non-CIC Termination or upon death or disability, for twelve months.

(6) Represents the target value of the unvested PSUs granted to Mr. Panchal in February 2023, February 2024 and February 2025, which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested PSUs shall fully vest. Upon a Non-CIC Termination, his PSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

(7) Represents the value of the unvested RSUs granted to Mr. Panchal in March 2022, February 2023, February 2024 and February 2025 which will vest as follows: upon a CIC Termination, a CIC Non-Continued Award or death or disability, his unvested RSUs shall fully vest. Upon a Non-CIC Termination, his unvested RSUs shall continue to vest for a year from such termination, and such value is not reflected in the table.

Compensation Committee interlocks and insider participation

The Compensation Committee is composed of four independent directors: Ms. Altobello (Chair), Mr. Casper, Ms. Gibson and Mr. Hernandez. No member of the Compensation Committee is, or was during 2025, a current or former officer or employee of the Company or any of its subsidiaries. Additionally, during 2025, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, the Company is providing its stockholders the opportunity to cast an advisory vote to approve the compensation of the Company's NEOs. This proposal, commonly known as a "Say-on-Pay" proposal, gives the Company's stockholders the opportunity to express their views on the NEOs' compensation.

As described in detail in the *Compensation Discussion and Analysis* above, the Company's NEO compensation program is designed to attract, reward and retain the caliber of officers needed to ensure the Company's continued growth and profitability.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's stockholders. The Company believes that its NEO compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, in addition to short-term (annual) incentive awards, which has enabled the Company to successfully motivate and reward its NEOs. The Company believes that its ability to retain its current high-performing team of seasoned executive officers is critical to its continuing financial success and that its focus on the long-term interests of its NEOs aligns with the interests of its stockholders.

We urge stockholders to read the letter from the Compensation Committee found on page 35 and the *Compensation, Discussion and Analysis* beginning on page 36, which describe in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the *Summary Compensation Table* and other related compensation tables and narratives beginning on page 61, which provide detailed information on the compensation of our NEOs. For these reasons, the Board recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed in the Company's proxy statement for the 2026 Annual Meeting, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Your vote

As an advisory vote, this proposal is not binding upon the Company, our Board or our Compensation Committee. Notwithstanding the advisory nature of this vote, our Board and the Compensation Committee, which is responsible for designing and administering the Company's NEO compensation program, value the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for NEOs. Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the approval, on an advisory basis, of the compensation of the Company's NEOs as disclosed in this Proxy Statement. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy is required to approve this Proposal 3. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "FOR" the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement.

PROPOSAL 4 — STOCKHOLDER PROPOSAL REGARDING CHANGES TO EXISTING STOCKHOLDER SPECIAL MEETING RIGHT

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which the Company and the Board accept no responsibility. The stockholder proposal will be voted on at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, **our Board recommends that stockholders vote AGAINST this proposal**.

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of at least 20 shares of our common stock since at least December 1, 2022, has informed the Company of his intent to present the following proposal at the 2026 Annual Meeting.

Beginning of Stockholder Proposal and Statement of Support:

Proposal 4 — Reasonable Shareholder Ability to Call for a Special Shareholder Meeting



Shareholders ask our Board of Directors to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting or the owners of the lowest percentage of shareholders, as governed by state law, the power to call a special shareholder meeting. Such a special shareholder meeting can be an easy to convene online shareholder meeting.

There shall be no unnecessary poison pill discriminatory rule to require ownership of shares for a specific period of time in order for shares to participate in calling for a special shareholder meeting and no unnecessary requirement that most such shareholders be record holders.

It is reasonable that 10% of shares have this right because there may be no shareholders of any company anywhere who have ever used this right at the challenging 25% stock ownership mark.

There has never been a company response to a proposal such as this that gave one example of a special shareholder meeting actually being held at a company that required 25% of shares outstanding to initiate. Thus the challenging 25% requirement seems too high and seems to make the current so-called right useless.

A reasonable shareholder right to call for a special shareholder meeting could incentivize MarketAxess Holdings (MKTX) directors to be more vigilant and more alert to face future headwinds like those that emerged in 2025:

The MKTX stock price has been under significant pressure throughout 2025, down 25% year-to--date and 68% over 5-years, putting long-term MKTX shareholders under pressure.

Several financial institutions, including Morgan Stanley, BofA, and Piper Sandler, downgraded their ratings or cut their price targets for MKTX stock.

MKTX reported increased operating expenses, driven by higher employee pay and technology costs, alongside an increased effective tax rate, which put pressure on the bottom line.

There is reported shareholder frustration over MKTX inability to achieve overall market share gains despite efforts to introduce new offerings.

MKTX is facing heightened competition from rivals like Tradeweb and Trumid, leading to concerns that it is losing market share, particularly in high-grade and high-yield bonds.

Revenue growth in the U.S. credit market has been difficult due to factors such as tight spreads and the growth of new trading protocols like portfolio trading, which impacts commission revenue.

Please vote yes:

Reasonable Shareholder Ability to Call for a Special Shareholder Meeting – Proposal 4

End of Stockholder Proposal and Statement of Support

The Board's statement in opposition to the stockholder proposal

This is the third consecutive year that the same proponent has submitted a proposal related to our stockholders' right to call a special meeting, spending the Company's time and resources on a proposal that our stockholders continue to reject. **Our stockholders have consistently, and decisively, rejected these proposals:**

✓ At the Company's 2024 Annual Meeting of Stockholders, stockholders overwhelmingly approved the Board's proposal to create a stockholder right to call a special meeting at a 25% ownership threshold with a one-year holding period requirement, **with 88% of votes cast in favor**. At the same meeting, stockholders rejected the proponent's competing proposal for a 10% threshold.

✓ At the Company's 2025 Annual Meeting of Stockholders, the proponent submitted a proposal to remove the one-year holding period requirement from the special meeting right that stockholders had just approved. Stockholders rejected this proposal decisively, with **only 19% of votes cast in favor**.

The strong support of 88% for management's proposal in 2024 and the low support of 19% with respect to the shareholder proposal in 2025, demonstrate that an overwhelming majority of our stockholders are satisfied with the current special meeting framework and do not wish to revisit this issue.

Market data from the 2025 proxy season confirms that stockholders have broadly rejected similar proposals, many of which were submitted by this same proponent. According to data from Institutional Shareholder Services (ISS), in the 2025 annual meeting cycle, (i) the median support for proposals seeking to lower an existing ownership threshold of 20% to 25% was only 43%; and (ii) all 23 stockholder proposals requesting removal of one-year holding periods received less than 20% support, regardless of the company's existing ownership threshold.[1]

Our Board continues to believe that the current special meeting right, including the 25% ownership threshold and the one-year holding period requirement, provides stockholders with a meaningful ability to request a special meeting while also protecting the Company and its stockholders against the risk that certain stockholders will use special meetings as a means to advance narrow and short-term oriented interests, which may not be in the long-term interests of the Company or its broader stockholder base.

As further summarized below, **the Board unanimously recommends a vote AGAINST this proposal**.

The Current Special Meeting Right is Meaningful and Consistent with Market Practice

Our Board recognizes the importance of providing stockholders with a balanced right to call special meetings. To that effect, in 2024, our Board of Directors sought stockholder approval of an amendment to our Bylaws to provide stockholders owning a combined 25% or more of the Company's outstanding common stock with the right to call a special meeting of stockholders. The details, including the common requirement that stockholders exercising the special meeting right have owned the shares continuously for at least one year, were specifically described in the proxy statement proposal. Our stockholders approved the Bylaws amendment with the support of approximately 88% of votes cast.

---

(1) *See 2025 U.S. Governance Post-Season Review: Evolving Priorities in a Shifting Landscape*, Institutional Shareholder Services (September 2025), https://insights.issgovernance.com/posts/2025-us-governance-post-season-review-evolving-priorities-in-a-shifting-landscape/

Our Board believes that a 25% ownership threshold for requesting a special meeting by stockholders who have held a financial stake in our company for a meaningful period of time is in the best interests of the Company and its stockholders and is consistent with market practice. The 10% ownership threshold requested by the proponent is lower than that of a significant majority of S&P SmallCap 600 companies that offer stockholders a special meeting right: only 17% of companies in the S&P 600 have a threshold of less than 25%; almost half of the companies in the S&P 600 do not provide a special meeting right at all.

Further, the common one-year holding period is consistent with the minimum holding period established by the SEC under Rule 14a-8 of the Exchange Act, which enables a stockholder to include a proposal in an issuer's proxy statement. In adopting the holding requirements under Rule 14a-8, the SEC indicated that the holding period should be calibrated such that a stockholder has some meaningful "economic stake or investment interest" in a company before the stockholder may draw on company and stockholder resources and command the time and attention of other stockholders to consider and vote on the proposal. Our Board believes the SEC's reasoning is equally applicable to the Company's one-year holding requirement for requesting a special meeting. Moreover, under that same rule, stockholders with minimal holdings are already able to present proposals, such as this one, at annual meetings.

The 25% ownership threshold and the one-year holding requirement provide reasonable safeguards against a single stockholder or a group of small stockholders and/or stockholders short-term interests having a disproportionate amount of influence over the Company

Our Bylaws facilitate the ability of stockholders who meet the applicable requirements to call special meetings when extraordinary matters arise, without enabling a minority of stockholders that have not held a financial stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for less significant matters. If the ownership threshold is lowered and the one-year holding requirement is eliminated, as the stockholder proponent requests, the Company could be subject to regular disruptions by short-term, special-interest stockholder groups with agendas that may not be in the best interests of the Company or its broader stockholder base, and it would increase the potential for misuse of the special meeting right. Such diversions could operate against the best interests of our stockholders overall, in order to serve the narrow short-term interests of certain stockholders.

The Company's outstanding common stock is largely held by institutional investors. The Company's two largest stockholders own approximately 11.5% and 11.0% of the Company's outstanding common stock, respectively, and, should this proposal be adopted with a 10% ownership threshold to call a special meeting, such stockholders would have a unilateral right to call a special meeting at any time and for any reason, which may not be an interest shared more broadly by our other stockholders. Likewise, almost 50.0% of the Company's outstanding common stock is held by our top five stockholders.

Special meetings should only be called to discuss issues of extraordinary importance that cannot wait until our next annual meeting of stockholders in cases. A failure to receive 25% support to convene a special meeting is a strong indicator that the issue is unduly narrow and not deemed critical by our stockholders generally.

Special meetings require substantial time, effort and Company resources

Convening a special meeting of stockholders requires a substantial commitment of time, effort and resources by our management and Board and the Company must incur substantial expenses. Among other costs, the Company is required to prepare, print, and distribute legal disclosure documents to stockholders, solicit proxies, and tabulate votes for each special stockholders meeting. In addition, special meetings require the Board and management to divert significant time, focus and resources away from management of the Company in order to prepare for, and conduct, the special meeting, detracting from their primary focus of operating our business and maximizing long-term stockholder value. Given that special meetings require a considerable investment in resources, they should be limited to circumstances where a meaningful number of stockholders believe a matter is sufficiently urgent or extraordinary that it must be addressed between annual meetings. The Board believes the Company's existing special meeting right strikes the appropriate balance between enhancing our stockholders' ability to act on urgent matters and protecting the Company and other stockholders.

The proposal's criticisms conflate business challenges with governance structure.

The proponent cites stock price performance and competitive pressures as justification for this proposal. However, these business challenges, which management and the Board are actively addressing, are unrelated to the procedural thresholds for calling special meetings. An expanded special meeting right would not change market dynamics, competitive positioning or operating expenses. It would simply create an additional avenue for disruption and distraction of management.

The Board and management are fully engaged in executing on the Company's long-term strategy. In December 2025, the Company announced medium-term financial targets of average 8% to 9% annual total revenue growth and average 75 to 125 basis points per year of operating margin improvement for the 2026 to 2028 period. The Board also authorized an additional $400 million in stock repurchases, bringing total outstanding authorizations to $505 million as of such authorization, and announced a $300 million accelerated stock repurchase program, reflecting the Board's confidence in the Company's long-term strategy and commitment to driving stockholder value creation. These actions, combined with continued investment in technology modernization and progress on the Company's strategic initiatives, demonstrate that the Board and management are taking decisive steps to address competitive dynamics and deliver value to stockholders.

Our existing corporate governance policies and practices promote accountability and responsiveness to stockholders.

We are committed to maintaining strong corporate governance practices and procedures, including stockholder engagement initiatives. The Company has demonstrated and promoted accountability to stockholders through its existing corporate governance policies and practices, which include:

- ✓ ***Annual Election of Directors:*** Since the Company's initial public offering in 2004, all directors have been annually elected to our Board. Our directors are only elected to hold office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal.

- ✓ ***Majority Voting Standards in Uncontested Elections:*** Our Bylaws include a "majority voting" standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. Under the majority voting standard, in uncontested elections of directors, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present.

- ✓ ***Stockholder Right to Act by Written Consent:*** Since the Company's initial public offering in 2004, the Company's Bylaws have permitted the holders of a majority of our outstanding common stock having voting power present in person or represented by proxy to take any action required or permitted to be taken at an annual or special meeting, including election of directors, without a meeting, without prior notice and without a vote. Through this right, stockholders are already empowered to act between annual meetings.

- ✓ ***Stockholder Input on Director Nominations:*** Stockholders may recommend director candidates by submitting such recommendations directly to the Nominating and Corporate Governance Committee as described under – "Communicating with our Board members." The Nominating and Corporate Governance Committee evaluates any such candidate in the same manner as it evaluates candidates recommended from other sources.

- ✓ ***Independent Board Chair:*** Our Chairman of the Board is an independent director.

- ✓ ***Majority Independent Board:*** Currently, and following the Annual Meeting, 11 out of our 12 directors are independent, assuming the stockholders elect to the Board of Directors the director nominees set forth in Proposal No. 1.

- ✓ **_Committees Comprised Entirely of Independent Directors:_** The Board has established structural safeguards that serve to preserve the Board's independent oversight of management. All of the Board's committees are comprised entirely of, and are chaired by, independent directors.

- ✓ **_Annual Board Evaluation:_** The Nominating and Corporate Governance Committee annually reviews and makes recommendations to the Board related to the size, structure and composition of the Board and its committees.

- ✓ **_Robust Stock Ownership Guidelines:_** The Board of Directors believes that equity ownership by the Company's directors and executive officers is important for the Company. Our directors and executive officers are subject to stock ownership guidelines to align their interests with those of our stockholders. Non-employee directors are required to hold not less than the number of shares of Common Stock equal in value to five times the annual cash retainer payable to a director.

- ✓ **_Regular Stockholder Engagement:_** We value our stockholders' opinions and periodically solicit input through our stockholder engagement program. We are responsive to stockholders and believe in maintaining active stockholder engagement.

- ✓ **_Annual Say-on-Pay:_** In accordance with the Board's recommendation as well as the majority of stockholders voting at the 2023 Annual Meeting of Stockholders, the Company conducts an annual say-on-pay vote. The Board recognizes the importance of an annual vote as it allows stockholders to provide direct input on the Company's compensation policies and practices, and the resulting compensation for the named executive officers, every year.

See "*Corporate Governance and Board Matters*" for more information.

In light of our existing policies and practices, the Board has determined that this stockholder proposal is not in the best interests of the Company and its stockholders.

Your vote

This proposal is not binding upon the Company or our Board. Notwithstanding the non-binding nature of this vote, our Board values the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when considering whether to implement this proposal.

Unless proxy cards are otherwise marked, the persons named as proxies will vote AGAINST this Proposal 4. The affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy and entitled to vote on the subject matter is required to approve this Proposal 4. Abstentions will have the same effect as a vote AGAINST this proposal and broker non-votes will have no effect on the outcome of the vote.



BOARD RECOMMENDATION

The board unanimously recommends that you vote "AGAINST" the Stockholder Proposal (Proposal 4).

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K, our Company is required to calculate and disclose the total compensation paid to its median employee, as well as the ratio of the total compensation paid to such median employee as compared to the total compensation paid to the Company's CEO. The Company believes that the ratio of pay included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Measurement date

We identified the median employee using our employee population on December 31, 2025. On December 31, 2025, the CEO of the Company was Mr. Concannon.

Consistently Applied Compensation Measure (CACM)

We identified our median employee using a consistently applied compensation measure, consisting of the following:

- Actual base salary paid;
- Cash bonus paid in 2026 for 2025 performance;
- Other cash payments including, but not limited to, overtime, allowances and one-time awards;
- Value of equity awards granted in 2025, computed in accordance with FASB ASC Topic 718; and
- Company contributions to a pension or retirement plan, including, but not limited to, a 401(k) defined contribution plan in the U.S.

Exceptions

As of December 31, 2025, we had 868 employees globally, including 554 U.S. employees and 314 non-U.S. employees. In determining the median employee, we did not include employees from the following countries as they represented, in aggregate, less than 5% of our employee population:

- Brazil – 3 employees
- France – 12 employees
- Germany – 6 employees
- Italy – 1 employee
- The Netherlands – 14 employees
- Switzerland – 4 employees

After excluding the CEO and employees described above, we determined our median employee from a population of 827 employees, including 553 U.S. employees and 274 non-U.S. employees.

CEO pay ratio

The annual total compensation for the CEO and the median employee, as calculated using the Summary Compensation Table requirements, was $7,101,027 and $204,500, respectively, resulting in a ratio of 35:1.

This pay ratio information is being provided solely for compliance purposes. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid to our Principal Executive Officer ("*PEO*"), which is our CEO, and the average of our non-PEO NEOs, and certain financial performance measures of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

	Pay Versus Performance [1]									
	Summary Compensation Table Total for PEO [2]		Compensation Actually Paid to PEO [3]		Average Summary Compensation Table Total for Non-PEO	Average Compensation Actually Paid to Non-PEO	Value of Initial Fixed $100 Investment Based On:		Net Income [8] (millions)	Adjusted Operating Income [9] (millions)
Year	Concannon	McVey	Concannon	McVey	NEOs [4]	NEOs [5]	TSR [6]	Peer Group TSR [7]		
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$7,101,027	N/A	$4,716,854	N/A	$3,104,775	$2,493,750	$33.56	$194.20	$246.9	$398.1
2024	$5,819,842	N/A	($88,816)	N/A	$2,262,950	$1,534,249	$41.19	$167.89	$274.2	$392.2
2023	$8,293,086	$5,420,785	$5,270,186	($4,411,280)	$1,868,629	$1,552,561	$52.69	$132.61	$258.1	$361.1
2022	N/A	$5,553,833	N/A	($17,047,453)	$3,600,351	$1,318,174	$49.65	$114.25	$250.2	$370.4
2021	N/A	$5,742,184	N/A	($23,796,801)	$2,778,019	($567,512)	$72.49	$132.32	$257.9	$379.6

(1) Mr. Concannon, our Chief Executive Officer, has served as Chief Executive Officer since April 3, 2023. Previously, Mr. McVey served as Chief Executive Officer. The Non-PEO NEOs for the applicable years were as follows:

- 2025: Ilene J. Fiszel Bieler, Dean Berry, Kevin M. McPherson, Naineshkumar S. Panchal and Christophe Roupie;

- 2024: Ilene J. Fiszel Bieler, Richard M. McVey, Kevin M. McPherson, Naineshkumar S. Panchal and Christopher N. Gerosa;

- 2023: Christopher N. Gerosa, Kevin M. McPherson, Naineshkumar S. Panchal and Christophe Roupie;

- 2022: Christopher R. Concannon, Christopher N. Gerosa, Kevin M. McPherson and Naineshkumar S. Panchal; and

- 2021: Christopher R. Concannon, Antonio DeLise, Christopher N. Gerosa, Kevin M. McPherson and Nicholas Themelis.

(2) The dollar amounts reported in columns (b) are the amounts of total compensation reported for Messrs. Concannon and McVey, respectively, for each corresponding year in which each served as Chief Executive Officer in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

(3) The dollar amounts reported in columns (c) represent the amount of "compensation actually paid" to Messrs. Concannon and McVey, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Concannon and McVey during the applicable year.

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Concannon's total compensation for 2025 to determine the compensation actually paid:

PEO Compensation Actually Paid: Christopher R. Concannon				
Year	Summary Compensation Table Total	Reported Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid
2025	$7,101,027	$4,808,527	$2,424,354	$4,716,854

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a

deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(4)   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021) in the "Total" column of the Summary Compensation Table in each applicable year.

(5)   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021) for each year to determine the compensation actually paid, using the same methodology described above in footnote 3:

Average Non-PEO NEO Compensation Actually Paid			
Year	Summary Compensation Table Total	Reported Value of Equity Awards [a]	Equity Award Adjustments [b]	Compensation Actually Paid
2025	$3,104,775	$1,783,879	$1,172,854	$2,493,750

(a)   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b)   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(6)   TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(7)   Represents the peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: the Dow Jones U.S. Financials Index.

(8)   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(9)   Adjusted Operating Income is defined as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements and the effects of accounting or tax law changes.

Financial performance measures

As described in greater detail in "*Executive Compensation – Compensation Discussion and Analysis*," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected to incentivize our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted operating income
- Operating margin
- Revenue growth excluding U.S. credit
- U.S. credit market share

Analysis of the information presented in the Pay versus Performance table

As described in more detail in the section "*Executive Compensation – Compensation Discussion and Analysis*," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, not all of those Company measures are presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023, Mr. McVey for 2022 and 2021 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021) reflects a pay-for-performance orientation over the five-year period. Variations in compensation actually paid in any particular year are influenced by the timing and vesting of multi-year or sign-on equity awards, changes in stock price, and the transition of executive leadership during the period. The linkage between compensation actually paid and the Company's cumulative TSR is driven by the significant portion of NEO compensation comprised of equity awards.



Compensation Actually Paid and Net Income

As demonstrated by the following table, the amount of compensation actually paid to Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023, Mr. McVey for 2022 and 2021 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021) reflects a pay-for-performance orientation over the five-year period. Variations in compensation actually paid in any particular year are influenced by the timing and vesting of multi-year or sign-on equity awards, changes in stock price, and the transition of executive leadership during the period.

CAP vs. Net Income



Compensation Actually Paid and Adjusted Operating Income

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023, and Mr. McVey for 2022 and 2021 and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Concannon for 2025 and 2024, Messrs. Concannon and McVey for 2023 and Mr. McVey for 2022 and 2021) reflects a pay-for-performance orientation. Variations in compensation actually paid in any particular year are influenced by the timing and vesting of multi-year or sign-on equity awards, changes in stock price, and the transition of executive leadership during the period. As described above, Adjusted Operating Income is defined as operating income before: (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements and the effects of accounting or tax law changes. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted Operating Income is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the pay versus performance table above) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes Adjusted Operating Income as the financial component of the Company's short-term incentive compensation program. See "– *Compensation Discussion and Analysis*."

CAP vs. Adjusted Operating Income



OTHER INFORMATION

General information

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Company, to be used at our Annual Meeting scheduled for Wednesday, June 10, 2026, at 9:00 AM, Eastern Daylight Time, via live audio webcast at www.virtualshareholdermeeting.com/MKTX2026.

Holders of record of our Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. On that date, there were 35,180,841 shares entitled to be voted.

The Annual Meeting will be held in virtual format only. You will not be able to attend the Annual Meeting physically, however you may vote and submit questions while attending the Annual Meeting online via the live audio webcast.

To participate in the Annual Meeting, you must have your 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card. You will be able to submit questions during the meeting by typing in your question in the "ask a question" box on the meeting page. Should you require technical assistance, support will be available by dialing 800-586-1548 (U.S.) or 303-562-9288 (International) during the meeting. We are committed to ensuring that our stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

We encourage you to vote your shares, either by voting online during the Annual Meeting or by granting a proxy (i.e., authorizing someone to vote your shares). If you vote via the Internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than the Proposals listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: (1) **FOR** the election of each of the nominees for director named herein, (2) **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2026, (3) **FOR** the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement, and (4) **AGAINST** the stockholder proposal and (5) in accordance with the best judgment of the persons appointed as proxies with respect to any other matters that properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee, see "— *Voting — Broker authority to vote."*

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings "— *Solicitation of Proxies"* and "— *Voting*."

We are furnishing proxy materials to our stockholders primarily via the Internet. On or about April 29, 2026, we expect to mail beneficial owners of our Common Stock a Notice containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice also instructs you on how to vote via the Internet. Other stockholders, in accordance with their prior requests, received e-mail notification of how to access our proxy materials and vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting form. The proxy card includes instructions on how to vote via the telephone. All beneficial owners will have the ability to access the proxy materials, including this Proxy Statement and our Annual Report, on the website referred to in the Notice.

Internet distribution of our proxy materials is designed to provide our stockholders with the information they need, while lowering costs of delivery and reducing the environmental impact of our Annual Meeting. However, if you would prefer to receive paper copies of proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Our Proxy Statement and 2025 Annual Report to Stockholders are available at
https://materials.proxyvote.com/57060D

Solicitation of proxies

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of a Notice, this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. Okapi Partners LLC has been retained by the Company to assist in the solicitation of proxies for a fee of $15,000, plus reasonable expenses.

Voting

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 35,180,841 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

You may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the Notice or the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the Notice before your proxy will be accepted. In addition to the instructions that appear on the Notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 9, 2026 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, in addition to the methods described above, you may also submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares online at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote online at the Annual Meeting at www.virtualshareholdermeeting.com/MKTX2026; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the online meeting. If you plan to attend the online Annual Meeting, you will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

For Shares Registered in the Name of a Brokerage Firm or Bank: If your shares of Common Stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares of Common Stock voted prior to or during the online meeting, or contact your broker, bank or other nominee for such information.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting online.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001, (2) subsequently sending another proxy bearing a later date or (3) attending the Annual Meeting and voting online.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote online at the meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you will need the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes only on routine matters, such as the ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions, such as the election of directors, the advisory vote on the compensation of our named executive officers or the special meeting right proposal. A "broker non-vote" occurs when a beneficial owner has not provided voting instructions and the broker holding shares for the beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the meeting, in person or by proxy, of the holders of a majority of the stock issued and outstanding and entitled to vote at the meeting on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. Our Bylaws include a majority of votes cast voting standard for the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. In the election of directors (Proposal 1), you may either vote "FOR," "AGAINST" or "ABSTAIN" as to each nominee. Cumulative voting is not permitted. Under the majority of votes cast voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present. A majority of the votes cast means that the number of votes cast "FOR" a candidate for director exceeds the number of votes cast "AGAINST" that candidate for director. Abstentions will have no effect in determining whether a director nominee has received a majority of the votes cast because an abstention does not count as a vote cast. In addition, brokers do not have discretionary authority to vote for directors, therefore, broker non-votes will not count as a vote cast "FOR" or "AGAINST" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Other Items. For Proposals 2, 3, and 4, if a quorum is present, the proposals will be decided by the affirmative vote of the holders of a majority of the shares of Common Stock having voting power present in person or represented by proxy. Abstentions will be counted as shares present having voting power on these proposals and will have the same effect as votes "AGAINST." Brokers have discretionary authority to vote on Proposal 2, the ratification of the appointment of PwC. Therefore, there will be no broker non-votes on Proposal 2. Brokers do not have discretionary authority to vote on Proposals 3 and 4 and any resulting broker non-votes will have no effect on the outcome of the vote.

Availability of certain documents

Householding of Annual Meeting materials

The Company and some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. This "householding" procedure reduces our printing costs and postage fees as well as the environmental impact of the annual meeting. Stockholders who participate in householding will continue to receive separate proxy cards. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at *www.marketaxess.com* or the SEC's website at

www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2025, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001 or 212-813-6000.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2027 Annual Meeting

In order to be considered for inclusion in the Company's proxy statement and proxy card relating to the 2027 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Exchange Act must be received by the Company at its principal executive offices in New York, New York, on or before December 30, 2026. In addition, under the Company's bylaws, any proposal for consideration at the 2027 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on November 30, 2026 and the close of business on December 30, 2026 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide the Company with notice that sets forth the additional information required by Rule 14a-19 under the Exchange Act.

APPENDIX A — RECONCILIATION OF NON-GAAP AMOUNTS

The Company believes that presenting adjusted operating income, a non-GAAP measure, is meaningful, as it reflects metrics considered by the Compensation Committee in making its compensation determinations. The Company defines adjusted operating income as operating income before (i) unplanned inorganic activity and (ii) the impact of cash incentives. It may also be adjusted to reflect charges for restructurings, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements and the effects of accounting or tax law changes. The Company believes adjusted operating income is an appropriate measure for evaluating the operating performance of the Company on a consolidated basis. Adjusted operating income and similar measures with similar titles are common performance measures used by investors and analysts to analyze the Company's performance. Adjusted operating income should be viewed as a supplement to and not a substitute for operating income, net income, cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles ("*GAAP*"). Since adjusted operating income is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. All dollar amounts included in this Appendix A are presented in thousands, except as otherwise noted.

The following is a reconciliation of operating income (GAAP) to Adjusted Operating Income (non-GAAP):

Reconciliation of Operating Income (GAAP) to Adjusted Operating Income (Non-GAAP) ('000s)	
	Twelve Months Ended December 31, 2025
Operating income	$ 341,838
Cash incentives	51,644
Unplanned inorganic activity	138
Repositioning charges[1]	5,054
Impact of currency fluctuations	(580)
Adjusted operating income	$ 398,094

(1) Repositioning charges consist of severance related to changes in management structure.

To supplement the Company's unaudited financial information presented in accordance with GAAP, from time to time, we present selected GAAP-basis financial results, excluding notable items. Notable items are revenues, expenses, other income (expense) and tax related items that are non-recurring and outside of the Company's normal course of business or other notables, such as acquisition and restructuring charges or gains/losses on sales (collectively, "notable items"). The Company believes that these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, provide additional information regarding the Company's operating results because they assist both investors and management in analyzing and evaluating the performance of our business.

The following is a reconciliation of total expenses (GAAP) to total expenses excluding notable items (non-GAAP):

Reconciliation of Total Expenses (GAAP) to Total Expenses, excluding notable items (Non-GAAP) ('000s)	
	Twelve Months Ended December 31, 2025
Total Expenses, GAAP-basis	$ 504,430
Exclude: Notable items	
Repositioning charges[1]	(5,054)
Total Expenses, excluding notable items	$ 499,376

(1) Repositioning charges consist of severance related to changes in management structure.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	**(IRS Employer Identification No.)**
55 Hudson Yards, New York, New York	**10001**
(Address of principal executive offices)	**(Zip Code)**

(212) 813-6000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.003 par value	MKTX	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the shares of common stock held by non-affiliates of the registrant as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $7.3 billion computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be executive officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 37,416,106 shares of common stock, 4,627,097 of which were held by affiliates, outstanding on that date.

As of February 20, 2026, the aggregate number of shares of the registrant's common stock outstanding was 35,548,265.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.
2025 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," "may," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance and our strategy. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A. "Risk Factors."

Item 1. *Business.*

Overview

MarketAxess Holdings Inc. (the "Company" or "MarketAxess") operates leading electronic trading platforms delivering greater trading efficiency, a diversified pool of liquidity and significant cost savings to approximately 2,100 institutional investor and broker-dealer clients across the global fixed-income and other markets. We have built a differentiated market position through our integrated approach to electronic trading, combining diverse trading protocols, automated and algorithmic execution solutions, intelligent data products and analytics and comprehensive post-trade and technology services. The fixed-income markets we focus on remain significantly less electronified than other asset classes, creating significant opportunities for continued growth.

We believe our scale, network effects, and product innovation uniquely position us to capture increased trading volumes as the market continues its transition from voice to electronic trading. At the center of our offerings is Open Trading®, our award winning all-to-all marketplace, which creates a unique, anonymous liquidity pool that connects market participants across a broad range of fixed-income products. By expanding the number of potential trading counterparties, we believe that Open Trading facilitates price discovery, improves execution quality, and reduces transaction costs for market participants. Institutional investors can also send trading inquiries directly to broker-dealer counterparties on a disclosed basis, while simultaneously accessing the rest of the market on an anonymous basis through Open Trading.

We continue to invest in technology innovation. Our next-generation trading platform, MarketAxess X-Pro ("X-Pro"), provides access to multiple trading protocols and workflow tools and integrates our suite of proprietary pre- and post-trade data and analytics tools, powered by our AI-driven pricing engine, CP+, to deliver a seamless user experience. Our automated execution protocols enable clients to pre-define trading parameters and leverage automation to execute transactions seamlessly and efficiently, reducing manual intervention and allowing traders to focus on higher-value opportunities.

In 2025, 86.8% of our revenues were derived from commissions for transactions executed on our platforms. We also derive revenues from information services, post-trade services and technology services. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising, clearing costs and general and administrative expenses.

Our History

MarketAxess has been an innovative leader in electronic trading since its founding in 2000. Throughout our history, our primary goals have remained the same: improve trading efficiency and deliver meaningful transaction price improvement for our clients. Prior to our founding, our institutional investor clients were able to trade bonds by telephone with a limited set of broker-dealers with which they had institutional relationships. By 2007, our platforms enabled institutional investors to trade electronically with over thirty broker-dealers. During the global financial crisis of 2007-2008, we significantly expanded the number of non-primary and regional dealers providing liquidity on our platforms, as many dealers were forced to reduce their balance sheets for market making. In 2013, we launched Open Trading, which today provides an expanded liquidity pool for approximately 1,800 global market participants to trade a wide variety of fixed-income securities with each other. In 2023, we furthered our automated and algorithmic trading capabilities through our acquisition of Pragma LLC and Pragma Financial Systems LLC (collectively, "Pragma"). In 2025, we completed our acquisition of a majority stake in RFQ-hub Holdings LLC ("RFQ-hub"), a bilateral multi-asset and multi-dealer RFQ platform designed for the exchange traded fund ("ETF") and derivatives markets.

Our Competitive Strengths

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Deep and Differentiated Liquidity Pool Comprised of Leading Institutional Investors, Broker-Dealers and Other Market Participants

Our electronic trading platforms provide access to a deep and differentiated liquidity pool comprised of institutional investors, broker-dealers and other market participants. Our platforms have achieved strong adoption rates with our institutional investor clients because they are able to transact with substantially all of the leading broker-dealers and other liquidity providers in fixed-income trading, as well as with each other through our Open Trading marketplace. This liquidity pool creates powerful network effects through deeper liquidity, tighter spreads and improved execution quality. We believe that our broker-dealer clients are incentivized to use our platforms due to the ability to efficiently transact with valuable client order flow and the ability to use our Open Trading protocols to help manage their risk, source liquidity and facilitate transactions on behalf of their clients. Approximately 91.3% of the credit volume on our platforms during 2025 was initiated by institutional clients with the remaining 8.7% of the credit volume conducted between dealers.

Open Trading Differentiates our Platforms by Expanding the Liquidity Pool and Driving Price Improvement for Institutional Investors and Broker-Dealers

Open Trading, our proprietary fully electronic, all-to-all trading functionality, provides a leading solution to the liquidity challenges facing fixed-income markets as regulatory capital requirements have reduced broker-dealer market making capacity. Unlike traditional, bilateral trading models, Open Trading participants have broader and more diverse liquidity options with access to an expanded set of potential trading counterparties. This optional expanded pool of liquidity providers includes investment managers, global dealers, regional dealers and specialist market making and proprietary trading firms.

During 2025, approximately 1,800 firms participated in Open Trading, which improved the ability of both dealers and institutional investors to find natural and opportunistic matches, move orders more efficiently and achieve significant increases in execution quality and price improvement.

We believe our Open Trading protocols enhance our institutional investor clients' ability to obtain competitive pricing by allowing all of our Open Trading participants to interact with each other, thereby increasing the potential sources of liquidity available for each participant, as well as the likelihood of receiving a competitive price response. We estimate that Open Trading generated $496.4 million of price improvement for our clients in 2025, consisting of an estimated $324.9 million of liquidity taker price improvement (defined as the difference between the winning price and the best disclosed dealer cover price) and an estimated $171.6 million of liquidity provider price improvement (defined as the difference between the winning price and then current CP+ bid or offer level, offer if the provider is buying, bid if provider is selling) at the time of the inquiry. This Open Trading price improvement is in addition to the potential cost savings institutional investors can achieve by simultaneously requesting bids or offers from our broker-dealer clients via our traditional disclosed RFQ protocol. In addition, dealers use Open Trading as a source of liquidity to efficiently transfer risk and achieve enhanced bond inventory turnover, which may limit their credit exposure.

Advanced End-to-End Technology

Our electronic trading platforms utilize a secure and scalable architecture that leverages distributed computing to achieve speed and reliability. Our technology provides clients with end-to-end and customizable connectivity to fixed-income markets. X-Pro, our next-generation platform, enhances the trading experience by providing traders with a flexible user interface, intuitive workflows and easy access to our proprietary data and pre-trade analytics. To enable more efficient trade execution, we offer several automated and algorithmic trading solutions, which allow clients to set eligibility criteria for their orders that our platforms use to automatically execute trades in accordance with pre-defined parameters. We believe that these automated and algorithmic trading solutions reduce trading inefficiencies and human errors while allowing traders to focus on higher-value trades.

In addition to services directly related to the execution of trades, we also offer our clients several other pre- and post-trade services. In the pre-trade period, our platforms assist participants with price discovery by providing them with real-time pricing and historical trade data analytics. Following the execution of a trade, our platforms support all of the essential tools and functionalities to enable our participants to achieve straight through processing ("STP") for trade settlement and to measure transaction costs to evidence best execution.

We continue to significantly invest in our resiliency, scalability and risk management systems, while continuing product delivery with approximately 1,000 unique new business and technical features during the year ended December 31, 2025.

Growing, Comprehensive International Client Base and Offering

MarketAxess operates a leading global electronic fixed-income trading network, connecting clients across approximately 90 countries. Our international client base has grown to over 1,000 active client firms located outside the U.S. Our Open Trading functionality allows international clients to access cross-border liquidity more efficiently with few regulatory hurdles.

In addition to growing our client base internationally, MarketAxess has become a leading marketplace for eurobonds and emerging market debt. For example, the MarketAxess emerging markets trading platform offers the most comprehensive offering for local currency bond trading across the Latin America, Central & Eastern Europe, Middle East and Africa, and Asia-Pacific ("APAC") regions. Our platforms provide clients with access to trade emerging market local currency debt denominated in 30 local currencies with approximately 200 broker-dealers. Collectively, eurobonds and emerging markets debt represented 40.5% of our total credit average daily volumes ("ADV") in 2025, up from 32.7% in 2020.

Proprietary Data and Analytical Tools Supporting Increased Automation of Trading Workflows

Our proprietary data and analytical tools enhance the value proposition of our trading platforms and improve the trading experience of our clients. We support our clients' trading functions by offering value-added analytics that rely on machine-learning, automation and algorithms that are designed to improve the trading decisions and workflows of our clients. For example, we believe that our automation solutions enable more efficient execution of smaller trades, and allow traders to instead focus their attention on larger, and often higher-value, trades. With respect to these larger and higher-value trades, such as block-sized trades, we have introduced an AI-driven dealer selection tool, which predicts which counterparties are most likely to provide competitive pricing.

Our Strategy

Our objective is to create, maintain and expand the leading global electronic network for the trading of fixed-income securities that enables institutional investors, broker-dealers and other market participants to connect, operate more efficiently and achieve better trading outcomes. We seek to achieve this goal by offering our clients comprehensive end-to-end electronic trading solutions and workflow tools, powered by our proprietary data and analytical tools. We are focused on executing our strategy across our three complementary channels:

- Client-initiated trading, where institutional investors initiate trades directly with broker-dealers, as well as the entire pool of liquidity providers on our platform via Open Trading;
- Portfolio trading, which enables the efficient execution of large baskets of securities based on one single aggregate price for the transaction; and
- Dealer-initiated trading, where broker-dealers initiate trades to manage risk, source liquidity and facilitate transactions on behalf of their clients.

We are increasingly striving to be "protocol-agnostic" by offering a broad suite of trading protocols and execution tools to meet the needs of our clients' evolving requirements across market cycles. The key elements of our strategy are:

Increase Penetration in Fixed-Income Markets

We believe that we have a large opportunity remaining to capture additional market share in the fixed-income markets in which we have already established a leadership position. For example, the combined U.S. high grade and U.S. high-yield bond ADV on our platforms for the year ended December 31, 2025 was approximately $8.7 billion, representing just 17.0% of the estimated addressable market of approximately $51.2 billion. The traditional methods of bilateral trading, including the telephone or electronic messaging, continue to be one of our principal competitors in the fixed-income markets in which we have established a leadership position. We continue to focus on capturing additional market share across our core fixed-income markets. We believe that the efficiency and workflow improvements of X-Pro, combined with our powerful proprietary data and analytics, will help increase our market share in our core markets.

We also continue to enhance our automated and algorithmic trading protocols, which enable clients to pre-define trading parameters and leverage automation to execute transactions seamlessly and efficiently, reducing manual intervention and allowing traders to focus on higher-value opportunities. Our targeted RFQ functionality allows users to direct inquiries to selected counterparties, enhancing execution quality and reducing information leakage relative to broader requests. In 2024, we also introduced an AI-driven trading protocol designed to make it easier for our clients to execute block trades. We believe that automation and targeted RFQ will continue to drive an increase in clients executing block trades.

Expand Trading Protocols and Leverage the Open Trading Network

We believe that we are the only fixed-income electronic trading platform that embraces all-to-all trading in each of our core product areas. For both client-initiated and dealer-initiated trades, Open Trading exponentially increases the number of potential trading counterparties by allowing all of our qualified participants, including our broker-dealer clients, institutional investor clients and alternative liquidity providers, to interact in an all-to-all trading environment of approximately 1,800 firms. Our clients executed approximately $1.2 trillion in credit trading volume using Open Trading during 2025, representing 37.0% of total eligible credit trading volume on our platforms, and realized approximately $496.4 million in estimated price improvement through this unique liquidity solution in 2025. We believe that the combination of Open Trading and our vast client network provides the basis for MarketAxess to enhance liquidity and improve market resiliency in global fixed-income markets.

We are also expanding our capabilities in dealer-initiated trading protocols, which allow broker-dealers to initiate trades to manage risk, source liquidity and facilitate transactions on behalf of their clients. In 2024, we launched Mid-X for emerging markets and eurobonds. The Mid-X protocol is designed to provide anonymous mid-point matching sessions for dealers, powered by CP+. In 2025, we expanded Mid-X to U.S. credit.

Continue to Invest in and Grow our Business through Geographic Diversification

We are continuing to expand and diversify our business internationally. Our revenues from international clients have grown from 29.1% of total revenues in 2021 to 32.8% of total revenues for the year ended December 31, 2025. In the last five years, we have seen significant growth in the Europe, Middle East and Africa ("EMEA"), Latin America and APAC regions. The ADV in the EMEA, Latin America and APAC regions on the MarketAxess platforms has grown from $3.3 billion in 2021 to $5.6 billion in 2025. As of December 31, 2025, our institutional investor and broker-dealer clients are based in approximately 90 countries with over 1,000 total active international client firms and approximately 6,000 total active international traders. We offer cross-regional electronic trading services in U.S fixed-income markets for international clients, and are a leading marketplace for eurobonds and emerging market debt. By offering liquidity in both hard-currency and local currency emerging market debt, we have created an efficient emerging market trading ecosystem for all of our channels. For example, we provide Open Trading for emerging market local currency bonds, including for the local currency markets of Poland, Czech Republic, Hungary and South Africa, and in 2025, we launched the first fully electronic trading solution for Indian government bonds. We believe we can increase our penetration and revenue opportunities in international markets by continuing to invest in creating client relationships abroad.

Expand Data and Analytical Tools

Our data strategy is centered on using our data offerings to support trading activity through our diverse trading protocols and growing our revenues from our commercial data offerings. We generate proprietary data from the trading activity and order flow on our platforms. We have prioritized the use of this data to power our AI-driven trading solutions and analytical products. We believe this approach has positioned us to capture higher long-term value by leveraging our proprietary data to enhance our trading solutions and strengthen the integrated value proposition of our platforms. We continue to expand our data product offerings as participants seek additional pre-trade analytics, automated execution, transaction cost analysis and post-trade solutions. For example, in 2024 we expanded CP+ , our real-time pricing engine, to include municipal bonds. We also seek to develop new strategic data partnerships to increase the distribution of our data products. For example, in 2024, we partnered with S&P Global Market Intelligence to integrate S&P Global Bond Reference Data into our suite of data products and include CP+ real-time pricing in S&P Global's Evaluated Bond Pricing. In 2025, we partnered with FactSet to provide CP+ real-time data within the FactSet Workstation platform and datafeeds, giving FactSet users including asset managers, hedge funds, wealth advisors and institutional traders in-terminal access to CP+ bond pricing data.

Pursue Select Acquisitions and Strategic Alliances and Expand into New Product Areas

We continually evaluate opportunities to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that we believe will enable us to enter new markets, provide new client segments, new products or services, or otherwise expand our market share in the fixed-income markets that we operate in today. We also leverage our automation and Open Trading functionalities, and our experience of building market share in markets like U.S high-grade and U.S. high-yield bonds, to increase our product footprint in newer product areas, including emerging market local currency bonds, municipal bonds, U.S. government bonds and European government bonds. For example, in 2025, we completed our acquisition of a majority stake in RFQ-hub, a bilateral multi-asset and multi-dealer RFQ platform designed for the ETF and derivatives markets. In 2023, we acquired Pragma, expanding our automated and algorithmic trading solutions to equities and foreign exchange. We believe that we will be able to enhance our capabilities and increase our efficiency by leveraging Pragma technology across our technology stack.

The Fixed-Income Products Available on our Platforms

We operate in a large and growing market, which consists of credit and rates fixed-income products. According to the Securities Industry and Financial Markets Association ("SIFMA"), as of September 30, 2025, the most recent date available, there were approximately $11.5 trillion in principal amount of fixed-income securities outstanding in the U.S. corporate bond market, which reflects a five-year compound annual growth rate of 3.2%. In addition, according to SIFMA, as of December 31, 2025, there were approximately $30.3 trillion in principal amount of fixed-income securities outstanding in the U.S. government bond market, which reflects a five-year compound annual growth rate of 7.6%.

Our proprietary technology allows institutional investor and broker-dealer clients to access this market by trading both credit and rates products on our platforms.

Our credit products consist of the following areas:

- U.S. high-grade bonds, which refers to U.S. corporate debt rated BBB- or better by Standard & Poor's ("S&P") or Baa3 or better by Moody's Investor Service ("Moody's");

- U.S. high-yield bonds, which refers to U.S. corporate debt rated lower than BBB- by S&P or Baa3 by Moody's;

- Emerging market debt, which we define as U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country, typically located in Latin America, Asia, or Central and Eastern Europe;

- Eurobonds, which we define generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by corporations domiciled in an emerging markets country and excluding most government bonds that trade in Europe;

- Municipal bonds, which are debt securities issued by states, cities, counties and other governmental entities in the U.S. to fund day-to-day obligations and to finance a wide variety of public projects, such as highways or water systems, and typically offer interest payments that are exempt from federal income taxation and may be exempt from state income and other taxes; and

- Other credit products, including leveraged loans, which are senior secured commercial facilities provided by a syndicate of lenders for below investment-grade companies (credit rating below BBB- or Baa3).

Our rates products consist of the following areas:

- U.S. government bonds, which are government instruments issued by the U.S. Department of the Treasury;

- Agency bonds, which are securities issued by a U.S. federal government department or by a government-sponsored enterprise, including the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation; and

- Other government bonds, including European government bonds, which are bonds issued by governments of countries in the European Union ("E.U.") and non-E.U. European countries, as well as bonds issued by other supranational organizations, agencies and sovereigns, including the European Commission, China and India.

The six largest product areas available on our platform for the year ended December 31, 2025 were U.S. high-grade, U.S. high-yield, emerging market debt, eurobonds, municipal bonds and U.S. government bonds. In the chart below, we show MarketAxess' ADV and the amount of new issuance of such product areas for the years ended December 31, 2025 and 2024:

	MarketAxess ADV[1]			Amount of New Issuance		
	2025	2024	% Change	2025	2024	% Change
	(In billions)					
U.S. high-grade[2]	$ 7.2	$ 6.8	5.2 %	$ 1,639.0	$ 1,515.4	8.2 %
U.S. high-yield[2]	1.5	1.3	12.0	332.9	288.9	15.2
Emerging market debt[3]	3.9	3.4	13.4	474.0	400.0	18.5
Eurobonds[4]	2.4	2.0	19.5	1,000.5	812.9	23.1
Municipal bonds[5]	0.6	0.5	12.1	586.8	512.8	14.4
U.S. government bonds[5]	25.4	22.0	15.2	30,504.5	29,333.8	4.0

(1) There were 249 and 250 U.S. trading days in each of 2025 and 2024, respectively, based on the SIFMA holiday recommendation calendar and 252 and 253 United Kingdom ("U.K") trading days in each of 2025 and 2024, respectively, based primarily on the U.K. bank holiday schedule.

(2) For U.S. high-grade and U.S. high-yield, the amount of new issuance is according to J.P. Morgan Markets.

(3) For emerging markets debt, the amount of new issuance is according to J.P. Morgan Markets. The amount of new issuance excludes debt issued by emerging market sovereigns, which are included in our definition of emerging markets debt.

(4) For eurobonds, the amount of new issuance is according to J.P. Morgan Markets and includes high-grade and high-yield Euro denominated bonds.

(5) For municipal bonds and U.S. government bonds, the amount of new issuance is according to SIFMA.

We plan to leverage our investments in X-Pro, automation, portfolio trading and block trading, as well as our Open Trading functionality, to capture additional market share across our core fixed-income markets while increasing our footprint in newer product areas. In the chart below, we show estimated market ADV and our estimated market share for the years ended December 31, 2025 and 2024, of U.S. high-grade/high-yield bonds combined, U.S. high-grade bonds, U.S. high-yield bonds, municipal bonds and U.S. government bonds.

	Market ADV			Estimated Market Share		
	2025	2024	% Change	2025	2024	Bps Change
	(In billions)					
U.S. high-grade/U.S high-yield combined[(1)]	$ 51.2	$ 46.2	10.9 %	17.0 %	17.7 %	(70) Bps
U.S. high-grade[(1)]	39.0	36.0	8.3	18.4	19.0	(60)
U.S. high-yield[(1)]	12.2	10.2	20.0	12.5	13.2	(70)
Municipal bonds	10.5	7.2	45.5	5.9	7.4	(150)
U.S. government bonds	1,044.3	909.5	14.8	2.4	2.4	—

(1) For U.S. high-grade and high-yield, market ADV is as measured by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE").

Finally, we believe that the current level of electronic trading in our largest product areas is relatively low, creating a long runway for future market share growth. For example, we estimate that the level of electronic trading as a percentage of all means of trading (referred to as "electronic market share") for U.S. high-grade bonds and U.S. high-yield bonds is approximately 60.0% and 30.0%, respectively. As a comparison, based on third-party estimates, the level of electronic market share for U.S. exchange traded cash equities, U.S. equity options and foreign exchange spots are each over 90.0%.

The Other Asset Classes Available on our Platforms

Through our acquisition of Pragma in 2023, we diversified our product offering by providing automated and algorithmic trading products in equities and foreign exchange. In 2025, we completed our acquisition of a majority stake in RFQ-hub, a multi‑asset platform that connects buy‑side trading desks and portfolio managers with a large network of sell‑side market makers in Europe, North America and the APAC region for the trading of global listed and over the counter financial instruments, including ETFs and derivative instruments.

Our End-to-End Trading Solutions

A key principle of our strategy is connecting the most robust network of participants through our end-to-end trading solutions. The diverse trading protocols available on our platforms are complemented by a range of pre-trade intelligent data products, post-trade services and technology services. In 2025, 86.8% of our revenues were derived from commissions for transactions executed on our platforms, 6.3% of our revenues were derived from our data products, 5.3% of our revenues were derived from our post-trade services and 1.6% of our revenues were derived from our technology services.

Trade Execution Solutions

Through our platforms, our institutional investor and broker-dealer clients have access to a wide range of trading protocols to assist them with achieving best execution. In addition, we are innovating and modernizing our platforms by integrating a suite of automated and algorithmic trading solutions, as well as order and execution workflow solutions, to help clients manage risks, establish guardrails, streamline processes, remain compliant and improve execution quality.

We believe that X-Pro seamlessly combines enhanced trading workflows with our proprietary data and pre-trade analytics discussed under "— Integrated and Actionable Data Products" below. We plan to continue to expand the use of X-Pro by our institutional investor and broker-dealer clients for a variety of workflows, including automated trading and portfolio transactions.

Disclosed Request for Quote

Our traditional disclosed RFQ protocol allows our institutional investor clients to simultaneously request competing, executable bids or offers from our dealer clients and execute trades with the dealer of their choice from among those that choose to respond. We are not a counterparty to any of the disclosed RFQ trades that are executed on our platforms between institutional investor clients and dealer clients; rather, our platforms enable them to meet, agree on a price and then execute and settle the transaction directly with each other. The disclosed RFQ protocol is available in all our product areas and can be used for single bond inquiries, list trading, portfolio trading and swap trades. In 2025, over 60.0% of all credit volume on the MarketAxess platform was executed via a form of our disclosed RFQ protocol.

Open Trading

We offer Open Trading, our all-to-all trading solution, for most of our products and trading protocols. Open Trading complements our disclosed RFQ protocol by increasing the number of potential counterparties by allowing all participants to interact anonymously in an all-to-all trading environment of approximately 1,800 potential counterparties. We believe the optionality for increased liquidity drives meaningful price improvement to our clients and helps reduce liquidity risk in the fixed-income markets in which we participate. Open Trading participants are able to maintain their anonymity from trade initiation all the way through to settlement. Unlike our disclosed RFQ protocol, in connection with our Open Trading protocols, we execute bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades.

We currently offer Open Trading protocols for most of our products, including U.S. high-grade bonds, U.S. high-yield bonds, eurobonds, certain emerging market debt, municipal bonds, U.S. government bonds, agency bonds and other government bonds. Following the introduction of Open Trading on our platforms in 2013, we have continued to build upon the technology to develop more features and services. Our leading Open Trading protocols include Open Trading RFQ, Dealer RFQ, Mid-X sessions and Live Markets. In 2025, approximately 37.0% of eligible credit volume on the MarketAxess platform was executed via Open Trading protocols.

Automated and Algorithmic Trading Solutions

We believe that our automated and algorithmic trading solutions, which allow clients to set eligibility criteria for their orders that our platforms will use to determine whether to execute a trade in accordance with the pre-defined parameters, increase trading efficiency and allow traders to focus on higher-value trades. We expect that bond trading velocity will grow in the years ahead due to the increased adoption of trading automation by both broker-dealer and institutional investor participants. Some of our fixed-income automation tools include Auto-X RFQ, Auto-X Responder, Adaptive Auto-X and U.S. Treasury Hedging.

In addition, we support a large and growing base of dealer market making algorithms. Dealer market making algorithms enhance the liquidity available on our platforms by increasing the number of competitive responses to each RFQ, thereby increasing a participant's likelihood of completing a trade at the best price. In 2025, there were 261 client firms using our automated and algorithmic trading solutions, up 6.5% from 2024.

We anticipate that the Pragma technology driving our Adaptive Auto-X functionality will be utilized across our broader suite of automation solutions. The Pragma360 platform provides a customized software-as-a-service algorithmic trading solution with hosted and dedicated trading environments for clients, which is integrated with Panorama, Pragma's advanced, web-based algorithm management system.

Order and Execution Workflow Solutions

We provide order and execution workflow solutions designed to meet the specific needs of our institutional investor and broker-dealer clients. For example, LiquidityBridge® is our execution management system offered to dealers that allows users to manage and facilitate the complex liquidity flows across multiple trading platforms, including the MarketAxess system. LiquidityBridge brings together real-time comparison and execution of bond prices across multiple sectors, allowing users to rapidly react to trading opportunities. In addition, Axess IQ™ is our order and execution workflow solution designed to meet the needs of the wealth management and private banking community by improving liquidity discovery, execution efficiency and alpha generation for firms with large numbers of individual client orders.

Integrated and Actionable Data Products

Timely and accurate data is particularly important in the fixed-income markets where real-time data has traditionally been scarce and transparency has been limited. Traders are increasingly using our data solutions for pre-trade analytics, automated execution, transaction cost analysis and liquidity metrics. We believe that our electronic trading platforms allow institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information gathering process or other electronic services. Our data products are based on the trading activity, completed transactions and trade reporting services that occur on or through our platforms, as well as public sources such as TRACE.

Our integrated and actionable data products include:

- Liquidity solutions for (a) pre-trade analysis, including Relative Liquidity Score, which provides a defined measurement of the current liquidity for individual bonds and highlights the relative potential ease that a trader can expect when transacting in such instruments; (b) counterparty selection tools, such as an AI-driven dealer selection tool, which predicts which counterparties are most likely to win a trade; and (c) per trade expectations of dealer responses.

- Real time pricing solutions, such as (a) CP+, a pricing algorithm that generates near real-time pricing for U.S. high grade, U.S. high yield, eurobonds, emerging markets, European government bonds and municipal bonds, based on a variety of data inputs, including feeds from our trading platforms, our post-trade services and TRACE; and (b) Axess All, the first intra-day trade tape for the European fixed-income market, that is sourced from the thousands of daily bond transactions processed by our post-trade services business and includes aggregated volume and pricing for the most actively traded European fixed-income instruments.

- Market data solutions that offer additional price discovery and liquidity analysis, including end of day and intraday volume and pricing files for TRACE and non-TRACE securities.

We also seek to develop new strategic data partnerships to increase the distribution of our data products. For example, in 2024, we partnered with S&P Global Market Intelligence to integrate S&P Global Bond Reference Data into our suite of data products and include CP+ real-time pricing in S&P Global's Evaluated Bond Pricing. In 2025, we partnered with FactSet to provide CP+ real-time data within the FactSet Workstation platform and datafeeds, giving FactSet users including asset managers, hedge funds, wealth advisors and institutional traders in-terminal access to CP+ bond pricing data.

Post-Trade Services

We provide post-trade matching and regulatory reporting services and market and reference data across a range of fixed-income products. In response to the requirements of the E.U. Markets in Financial Instruments Directive ("MiFID II") and U.K. equivalent, we have developed a comprehensive suite of value-add solutions, including SensAI, pre-trade transparency services, data quality analysis and peer benchmarking.

In the E.U. and U.K., all firms regulated as "investment firms" under MiFID II are required to submit complete and accurate details of qualifying transactions to their national regulator no later than the close of the working day following the date of the transaction. This process is known as transaction reporting. Firms may either report directly to their regulator or use an entity that is licensed as an Approved Reporting Mechanism ("ARM"), such as our subsidiaries in the U.K. and the Netherlands, to validate and submit such reports to their regulator. Our multi-asset class ARM reporting solution allows our clients to report to 25 different European regulators. We have also collaborated with Equilend on a full front-to-back Securities Financing Transactions Regulation ("SFTR") solution to support mutual clients with their SFTR reporting requirements.

Under the Markets in Financial Instruments Regulation ("MiFIR"), all regulated investment firms in the U.K. and the E.U. are required to comply with pre- and post-trade transparency requirements pursuant to which certain quotes and trades must be made public subject to a system of waivers and deferrals. Firms are required to utilize an Approved Publication Arrangement ("APA"), such as our APAs in the U.K. and the Netherlands, to comply with the post-trade transparency requirement and many firms utilize a third-party provider to satisfy the pre-trade transparency requirement. The MarketAxess transparency and APA trade reporting solutions are available through our Insight™ platform, offering our clients a pre- and post-trade transparency solution, including APA trade reporting, quote publication and instrument liquidity classification.

Post-trade matching enables counterparties to match the economic trade details of a trade and settlement information shortly after execution, reducing the risk of trade errors and fails during settlement. We provide a near real-time post-trade matching and exception management tool which covers a broad range of securities, including fixed-income and equities. By confirming all economic details within minutes of trade execution, we help our clients to mitigate their operational risk, improve STP and efficiency and address the complexities of MiFID II and the Central Securities Depositories Regulation.

MarketAxess has approximately 1,000 post-trade reporting, post-trade matching and transparency clients, including investment firms, venues and aggregators, across multiple products.

Technology Services

Through our acquisition of Pragma, we provide Polaris, a high-performance execution management service ("EMS"), to the New York Stock Exchange and their clients. Polaris is customized to the requirements of the NYSE's equity floor brokers and incorporates an HTML5 interface to provide the brokers with dynamic visualizations, customized alerting, complex workflows and algorithmic execution.

Our Clients

Approximately 2,100 institutional investor and broker-dealer firms are active users of our platforms. We have developed trusted relationships with many of our clients and have invested in maintaining strong relationships with our largest clients. Although institutional investors, specialist market making firms, proprietary trading firms and other non-traditional liquidity providers have increasingly provided liquidity on our platforms through Open Trading, we believe traditional broker-dealers still represent the principal source of secondary market liquidity in the markets in which we operate. Certain of our clients may account for a significant portion of our trading volume. Market knowledge and feedback from these clients have also been important factors in the development of many of our offerings and solutions. Our institutional investor and broker-dealer clients are increasingly trading multiple products on our platforms and using multiple trading protocols in order to execute upon their trading strategies.

Our Technology

Proprietary Technology

Our electronic trading platforms are based on a secure and scalable architecture that makes broad use of distributed computing to achieve speed and reliability. We provide clients with customizable technology that connects them to fixed-income markets across the trading lifecycle.

We support the achievement of best execution through the choice to use any of our many trading protocols, supported by the X-Pro interface, and our all-to-all Open Trading protocols. In designing X-Pro, we enhanced the trading experience by providing traders with a flexible user experience, intuitive workflows and easy access to our proprietary data and pre-trade analytics. Open Trading increases the number of potential trading counterparties by allowing participants to interact anonymously in an all-to-all trading environment of approximately 1,800 potential counterparties. We believe this technology enhances our institutional investor clients' ability to obtain a competitive price by allowing all Open Trading participants to interact with each other and increases the likelihood of receiving a competitive price response. We estimate that Open Trading generated approximately $496.4 million of price improvement for our clients in 2025.

In addition, our clients have access to automated and algorithmic trading technologies, which allow clients to set eligibility criteria for their orders that will determine whether a trade is executed on our platforms in accordance with their pre-defined parameters. These automated and algorithmic trading protocols are designed to help increase trading efficiency, freeing traders to focus on more complex or higher-value trades.

In addition to services directly related to the execution of trades, MarketAxess offers clients several other pre- and post-trade services. In the pre-trade period, our platforms assist our participants by providing them with value-added services, such as real-time and historical trade price information, liquidity and turnover analytics, bond reference data and trade order matching alerts. Following the execution of a trade, our platforms enable our participants to realize the full benefits of electronic trading and demonstrate best execution, including customization, real-time trade details, STP, account allocations, automated audit trails, regulatory trade reporting, trade detail matching and transaction cost analysis.

Technology Team

The design and quality of our technology products is supported by a team of approximately 370 full-time technology professionals led by managers with deep market knowledge and fixed-income expertise. This combination of market knowledge and industry expertise allows us to address client demand and to focus on solutions that can be scaled across client sectors, fixed-income asset classes and trading protocols. Our technology is critical to our growth and our ability to execute our business strategy.

Our technology team is focused on:

- ***Continuing to evolve our technology platform***. We believe that it is imperative that we continue to invest in and evolve our technology in order to continue innovating and delivering new features and protocols to our clients. For example, we increasingly utilize cloud technology to capitalize on innovative tooling, cost savings and improvements to development velocity.

- ***Investing in resiliency, scale and risk management***. We recognize the value of investing in our capacity and risk management capabilities. The MarketAxess platforms are built on industry-standard technologies and have been designed to handle loads that exceed our current trading volume. In addition, all critical server-side components, including networks, application servers and databases, have backup solutions. This maximizes uptime and minimizes the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. Most of our broker-dealer clients and a significant number of our institutional investor clients have redundant dedicated high-speed communication paths to our network to provide fast data transfer. Our security measures include industry-standard communications encryption.

- ***Continuing product delivery and improvement of features***. Our technology team is focused on our agile product development cycle and continued innovation of our platforms with new features. During the year ended December 31, 2025, we delivered approximately 1,000 unique new business and technical features to our clients.

See Part I, Item 1C. – "Cybersecurity" for more information about our cybersecurity program as well as Part I, Item 1A. – "Risk Factors — Technology, IT Systems and Cybersecurity Risks."

Sales and Marketing

We sell and promote our offerings and solutions using a variety of sales and marketing strategies. Our sales organization follows a team-based approach to covering clients, deploying our product and regional expertise as best dictated by evolving market conditions. Our sales force, which works closely with our product management and technology teams, is responsible for new client acquisition and the management of ongoing client relationships to increase clients' awareness, knowledge and usage of our solutions and products. Our sales team is also responsible for training and supporting new and existing clients on their use of our trade execution services, integrated and actionable data offerings and post-trade solutions, including how to optimize their trading performance and efficiency through our various trading protocols.

Given the breadth of our global client network, trading volume activity and engagement with regulators, we regularly educate market participants on market trends, the impact of regulatory changes and technology advancements. Our senior executives often provide insight and thought leadership to the industry through conversations with the media, appearances at important industry events, roundtables and forums, submitting authored opinion pieces to media outlets and conducting topical webinars for our clients. We believe this provides a valued service for our constituents and enhances our brand awareness and stature within the financial community. Additionally, we employ various marketing strategies to strengthen our brand position and explain our offerings, including through our public website, advertising, digital and social media, earned media, direct marketing, promotional mailings, industry conferences and hosted events.

Seasonality

Our revenue can be impacted by seasonal effects caused by increased levels of new bond issuance, which often occurs in the first quarter of a year, or slowdowns in trading activity, particularly during the customary holiday periods in August and December.

Competition

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. We compete with a broad range of market participants globally. Some of these market participants compete with us in a particular market, while select others compete against substantially all of our platforms and solutions.

We primarily compete on the basis of our client network, the liquidity provided by our broker-dealer clients, the unique liquidity and the potential for price improvement offered by our Open Trading protocols, the total transaction costs associated with our services, the breadth of products, protocols and services offered, as well as the quality, reliability, security and ease of use of our platforms. We believe our competitive position is enhanced by the familiarity and integration of our clients' systems with our electronic trading platforms and other systems.

Our trading platforms face the following main areas of competition:

- *Bilateral Trading* — We compete with bond trading business conducted over the telephone or electronic messaging directly between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning or otherwise communicating via instant messaging with bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bond volumes are still traded between institutional investors and broker-dealers.

- *Other multi-party electronic trading platforms* — There are numerous other electronic trading platforms currently in existence, including several that have only commenced operations in the last few years. We compete with Tradeweb (indirectly controlled by the London Stock Exchange), Bloomberg, Intercontinental Exchange (Bondpoint, TMC Bonds, Creditex), Trumid, TP ICAP (Liquidnet, Neptune Networks) and others in the credit and municipal markets; and Tradeweb, Bloomberg, CME Group (BrokerTec), BGC Partners (Fenics UST) and others in the rates markets. In addition, some broker-dealers and institutional investors operate, or have invested in, proprietary electronic trading systems or information networks that enable institutional investors to trade directly with a broker-dealer, and/or with other institutional investors over an electronic medium. As we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services.

- *EMS and OMS Providers* – There are various providers of EMS and order management services ("OMS") that offer aggregation of trading venue liquidity, as well as direct-to-dealer fully electronic trading solutions.

- *Securities and Futures Exchanges* — In recent years, exchanges have pursued acquisitions that have put them in competition with us. For example, the London Stock Exchange Group acquired a significant stake in Tradeweb and Intercontinental Exchange acquired BondPoint and TMC Bonds, retail-focused platforms, and IDC, a provider of fixed-income data, in an expansion of its portfolio of fixed-income products and services. Exchanges also have data and analytics businesses, which increasingly put their offerings in direct competition with us.

Our data business competes with several large market data and information providers, such as Bloomberg, the London Stock Exchange (LSEG Data & Analytics), Intercontinental Exchange and S&P Global, which currently have a data and analytics relationship with virtually every institutional firm. These entities are currently direct competitors to our information services business and already are or may in the future become direct competitors to our electronic trading platforms.

Our post-trade business competes with other approved regulatory mechanisms in Europe that have ARM and APA designations, such as the London Stock Exchange's UnaVista and Tradeweb, to provide post-trade matching and regulatory transaction reporting and transparency services to European clients.

Our automated and algorithmic trading solutions business competes with other providers of commercial algorithms.

We face intense competition, and we expect competition to continue to intensify in the future. See Part I, Item 1A. – "Risk Factors — Risks Related to Operating in the Electronic Fixed-Income Trading Markets — We face substantial competition that could reduce trading on our platforms or our market share and harm our financial performance."

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platforms, website and other proprietary materials are protected by copyright laws. We have been issued several patents covering significant trading protocols and other aspects of our trading system technology.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third-party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark and trade secret rights.

We have registered the MarketAxess® name and logo for trademark in the U.S., Europe and in other parts of the world. We also have a number of other registered or pending trademarks and service marks globally, including Open Trading®, BondTicker®, Axess IQ® and Axess All® among others. In addition, we own, or have filed applications for, the rights to trade names, copyrights, domain names and service marks that we use in the marketing of products and services to clients.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. In these jurisdictions, government regulators and self-regulatory organizations oversee the conduct of our business, and have broad powers to promulgate and interpret laws, rules and regulations that may serve to restrict or limit our business. As a matter of public policy, these regulators are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer and regulated venue subsidiaries fall within the scope of their regulations. Rulemaking by regulators, including resulting market structure changes, has had an impact on our business by directly affecting our method of operation and, at times, our profitability.

As registered broker-dealers, trading venues and other types of regulated entities as described below, certain of our subsidiaries are subject to laws, rules and regulations (including the rules of self-regulatory organizations) that cover all aspects of their business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons.

From time to time, regulations impose increased obligations on our regulated subsidiaries, including our broker-dealer subsidiary. These increased obligations require the implementation and maintenance of internal practices, procedures and controls, which have increased our costs. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or disqualification of the entity and/or its officers, employees or other associated persons, or other sanctions, such as disgorgement, restitution or the revocation or limitation of regulatory approvals. Whether or not resulting in adverse findings, regulatory proceedings, examinations, inspections and investigations can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation, client relationships and profitability. From time to time, we and our associated persons have been and are subject to routine reviews, none of which to date have had a material adverse effect on our businesses, financial condition, results of operations or prospects. As a result of such reviews, and any future actions or reviews, we may be required to, among other things, amend certain internal structures and frameworks such as our operating procedures, systems and controls.

The regulatory environment in which we operate is subject to constant change. We are unable to predict how new laws and proposed rules and regulations will be implemented or in what form, or whether any changes to existing laws, rules and regulations, including the interpretation, implementation or enforcement thereof or a relaxation or amendment thereof, will occur in the future. See Part I, Item 1A. – "Risk Factors – Regulatory and Legal Risks – Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business."

U.S. Regulation

In the U.S., the SEC is the federal governmental agency primarily responsible for the administration of the federal securities laws, including adopting and enforcing rules and regulations applicable to broker-dealers. Our U.S. broker-dealer subsidiary operates an alternative trading system ("ATS") subject to the SEC's Regulation ATS, which includes certain specific requirements and compliance responsibilities in addition to those faced by broker-dealers generally, and an exempt ATS for U.S. government bonds. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. We are also subject to the various anti-fraud provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Commodity Exchange Act, certain state securities laws and the rules and regulations promulgated thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.

Much of the regulation of broker-dealers' operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are generally subject to approval by the SEC) that govern the operations of broker-dealers and conduct periodic inspections and examinations of their operations. In the case of our U.S. broker-dealer subsidiary, the principal self-regulatory organization is FINRA. Our U.S. broker-dealer subsidiary is subject to both scheduled and unscheduled examinations by the SEC and FINRA. In addition, our municipal securities-related activities are subject to the rules of the MSRB and certain of our introducing broker activities are subject to the rules of the National Futures Association ("NFA") and Commodity Futures Trading Commission ("CFTC").

The SEC withdrew multiple rule proposals in 2025, including those relating to the expansion of Regulation ATS and Regulation SCI. It remains unknown, however, to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted, abandoned or modified, or what effect such passage, adoption, abandonment or modification will have, whether positive or negative, on our industry, our clients or us.

The SEC adopted final rules regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities, which are currently set to become effective for certain cash market transactions on December 31, 2026. Once effective, this central clearing mandate will impact certain of our participants who do not centrally clear such trades today. These reforms may also change how our clients trade and where they clear when using our platforms. While we expect this change will increase our own platform efficiency, it could also negatively affect trading activity and liquidity in the markets in which we operate, and it is still unknown at this time the full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us.

Non-U.S. Regulation

Outside of the United States, we are currently directly regulated by: the Financial Conduct Authority (the "FCA") in the U.K., De Nederlandsche Bank ("DNB") and the Netherlands Authority for the Financial Markets (the "AFM") in the Netherlands, the European Securities and Markets Authority ("ESMA") in the E.U., the Monetary Authority of Singapore in Singapore, the Investment Industry Regulatory Organization of Canada (the "IIROC") and provincial regulators in Canada, and the Securities and Exchange Commission and Central Bank in Brazil. We also hold cross-border licenses or permissions to operate in other jurisdictions with other regulatory bodies, including the Swiss Financial Market Supervisory Authority ("FINMA"), the Securities & Futures Commission of Hong Kong, the Australian Securities and Investment Commission in Australia ("ASIC"), the Danish Financial Supervisory Authority, the German Federal Financial Supervisory Authority ("BaFin"), the Commission de Surveillance du Secteur Financier of Luxembourg, the Italian Commissione Nazionale per le Società e la Borsa, the Norwegian Financial Supervisory Authority, the Finnish Financial Supervisory Authority, the China Foreign Exchange Trade System ("CFETS"), a direct subsidiary of the People's Bank of China and China's Bond Connect Company Limited.

The FCA's strategic objective is to ensure that the relevant markets function properly and its operational objectives are to protect consumers, to protect and enhance the integrity of the U.K. financial system and to promote effective competition in the interests of consumers. It has investigative and enforcement powers derived from the Financial Services and Markets Act (the "FSMA") and subsequent legislation and regulations. Subject to the FSMA, individuals or companies that seek to acquire or increase their control in a firm that the FCA regulates are required to obtain prior approval from the FCA.

In 2023, amendments to the FSMA repealed the E.U.-inherited financial services framework and expanded the FCA's regulatory authority, including establishing a new secondary objective to promote "economic growth and international competitiveness" for the U.K. In 2025, the FCA selected a consolidated tape provider ("CTP") for bonds, expected to begin operating in June 2026. The U.K.'s revised transparency regime for bonds and derivatives became effective in December 2025, removing pre-trade transparency for RFQ protocols, simplifying waivers and deferrals, and introducing additional transparency requirements for bonds traded on venues and certain derivatives subject to clearing.

The securities industry and financial markets in the 27 member states of the E.U. are regulated by the National Competent Authorities in each member state, or with respect to Data Reporting Services Providers ("DRSPs"), such as our E.U. post-trade business, by ESMA itself. E.U. regulations provide for a cross-border "passporting regime", which allows us to provide our regulated services to customers throughout the E.U. in reliance upon AFM authorizations for our subsidiaries in the Netherlands. We have also established regulatory branches of our E.U. trading venue in Italy and Germany, which allows the Company to have a physical presence in those jurisdictions.

The legal framework in the Netherlands for financial undertakings is predominantly included in the Dutch Financial Supervision Act ("FSA"). The AFM authorizes investment firms and oversees business supervision, while DNB is responsible for prudential supervision to ensure the solidity of financial undertakings and contribute to financial sector stability. Holders of shareholdings or voting rights of 10% or more must apply to the DNB for a declaration of no objection and satisfy the applicable requirements of the FSA.

Following a review of the effectiveness of MiFID II and MiFIR, the European Parliament, the European Council and the European Commission adopted a package of revisions in January 2024 (the "MiFIR Review"). The first stage became effective in 2024, with full effectiveness expected in 2026. The MiFIR Review includes changes to transparency requirements, data quality and pricing standards, organizational requirements for APAs and ARMs, and the E.U. CTP framework for transactions executed on E.U. trading platforms, such as our multilateral trading facilities ("MTFs"). In July 2025, ESMA selected a CTP for bonds for the E.U., and we currently expect that all E.U. trading venues will be obliged to share their trading data with the CTP no sooner than the fourth quarter of 2026.

Although MiFID II and MiFIR were intended to help improve the functioning of the E.U. single market by achieving a greater consistency of regulatory standards, the U.K.'s departure from the E.U. in 2020 (commonly referred to as "Brexit"), has introduced additional operational complexity as the regulatory standards continue to diverge between the U.K. and the E.U. In general, MiFID II and MiFIR in both the E.U. and the U.K. continue to cause us to expend significantly more compliance, business and technology resources, to incur additional operational costs and has created additional regulatory exposure for our trading and post-trade businesses. While we generally believe the net impact of the rules and regulations, and the ongoing changes have been positive for our businesses, unintended consequences of the rules and regulations (and ongoing amendments thereto) may adversely affect us in ways yet to be determined. In particular, the ongoing divergence of the U.K. from the E.U. following Brexit in relation to the future development of MiFID II and MiFIR and other rules and regulations within the financial markets (such as the Central Securities Depository Regulation or E.U.'s Digital Operational Resilience Act ("DORA")) may further increase the complexity, operational costs and compliance requirements of our business in the U.K. and E.U.

DORA, which focuses on the security of network and information systems of financial services entities, as well as third parties which provide certain information communication technologies services ("ICTs") to them, became applicable to portions of our business in January 2025. DORA has, among other things, introduced significant additional ICT-related governance, risk management, resilience testing and sub-contracting and notification requirements.

Capital Requirements

Certain of our subsidiaries are subject to jurisdictional specific regulatory capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, they require that at least a minimum amount of a regulated entity's assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity's liquidation.

In addition, as a result of its self-clearing and settlement activities, our U.S. broker-dealer subsidiary is required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. These requirements can fluctuate based on trading activity, market volatility or other factors which may impact our liquidity or require us to use our capital resources.

Regulatory Status of MarketAxess Entities

Our operations span jurisdictions across the Americas, Europe and Asia, and we operate through various regulated entities. The current regulatory status of many of our business entities is described below. We also provide our platforms in other countries pursuant to exemptions from registration under the laws of such countries.

Americas

MarketAxess Corporation is registered as a broker-dealer with the SEC and as an introducing broker with the CFTC. It is a member of FINRA, the MSRB, the NFA and the Securities Investor Protection Corporation ("SIPC").

MarketAxess Canada Company is registered as an Alternative Trading System with the Ontario Securities Commission, the Autorité des Marchés Financiers, the British Columbia Securities Commission and the Alberta Securities Commission and is a member of IIROC.

MarketAxess Plataforma de Negociacao Ltda. is authorized through its parent (MarketAxess Holdings Inc.) by Comissão de Valores Mobiliários and BACEN (Central Bank of Brazil) to provide a system in Brazil for the trading of fixed-income securities by sophisticated institutional investors.

MarketAxess Colombia Corporation is registered with the Superintendence of Finance of Colombia as an Information System.

U.K. and the E.U.

MarketAxess Capital Limited is authorized and regulated by the FCA as a U.K. MiFID investment firm (limited license) and acts as a matched principal counterparty for Open Trading transactions.

MarketAxess Europe Limited is authorized and regulated by the FCA to operate an MTF, holds an Australian Markets License (AML) from the Australian Securities & Investments Commission (ASIC), is recognized by FINMA as a foreign trading venue, licensed by BaFin under the German Securities Trading Act, licensed by the Securities & Futures Commission (SFC) of Hong Kong as an Automated Trading Service and approved by the Monetary Authority of Singapore (MAS) as a Recognized Market Operator. In addition, following Brexit, MarketAxess Europe Limited is recognized or licensed on a cross-border basis to provide its services in Italy and Finland and on a temporary cross-border basis in each of Luxembourg, Denmark and Norway.

MarketAxess NL B.V. is authorized and regulated by the AFM in the Netherlands as an MTF. MarketAxess NL B.V. may provide cross-border services throughout the 27 member states of the E.U. and EEA countries under the MiFID passport and is approved by FINMA to provide cross-border services into Switzerland as a foreign trading venue, and has regulatory branches in Germany and Italy.

MarketAxess Post-Trade NL B.V. is established in the Netherlands and holds a license to operate as a DRSP under the supervision of ESMA, specifically to act as an ARM and APA. MarketAxess Post-Trade NL B.V. may provide cross border services throughout the 27 member states of the E.U. and EEA countries under the MiFID passport, and has a regulatory branch in Germany.

MarketAxess Post Trade Limited is authorized and regulated by the FCA as a DRSP for ARM and APA services and as a service company.

Asia and Pacific

MarketAxess Singapore Pte. Limited is approved by the MAS as a Recognized Market Operator. Additionally, MarketAxess Singapore Pte. Limited is approved on a cross-border basis by FINMA in Switzerland as a foreign trading venue, by SFC in Hong Kong as an Automated Trading System, by BaFIN in Germany as a foreign market operator, and holds an Australian Markets License from ASIC.

MarketAxess Information Consulting (Shanghai) Co., Ltd. is a wholly foreign-owned enterprise (WFOE) in China. Its business scope includes non-licensed information, data and technology related services. The MarketAxess offshore electronic trading platform (i) is recognized by CFETS and Bond Connect Company Limited for the provision of Bond Connect and CIBM Direct RFQ connectivity services; and (ii) has an agreement with Clearcorp Dealing Systems (India) Limited for connectivity services with NDS-OM.

Human Capital Resources

As of December 31, 2025, we had 868 employees, 554 of whom were based in the U.S. and 314 of whom were based outside of the U.S., principally in the U.K. During fiscal year 2025, we decreased our number of employees by 23, or 2.6%, compared to an increase of 10, or 1.1%, in 2024. None of our employees in the U.S. is represented by a labor union. Certain employees outside the U.S. are subject to industry-standard collective bargaining frameworks applicable in their jurisdictions. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Our talent management strategy is focused on attracting, developing and retaining top talent within the Company. We use a variety of hiring sources to broaden our candidate pools, including employee referrals, recruitment vendors, postings on a variety of job boards, partnering with diverse professional organizations and student organizations, and attending various recruiting events. The market for qualified staff, especially technology professionals, continues to be competitive in our talent markets. Many companies, including our competitors and firms outside of our industry, are interested in hiring our experienced personnel. We offer competitive benefits programs to employees in all regions, including comprehensive medical, dental, and vision plans, disability programs and various vehicles for saving for the future.

We are committed to positioning MarketAxess for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. We utilize regular critical role assessments and talent reviews to ensure that the Company has adequate talent to run the Company's business today and evolve the Company for the future. We maintain short- and long-term succession plans for our Chief Executive Officer ("CEO") and other key members of senior management.

We believe that investing in development for our employees is crucial to our success and ability to attract and retain the best talent in our industry. Currently, we offer a development program for new managers and additional programs to enable leaders to foster accountability and clear communication in the teams they lead. We offer a range of live and on-demand technical, markets-related, product management and professional skills development to all employees globally to enable employees to develop a wide range of skills and continue their career growth at MarketAxess.

Company Information

MarketAxess was incorporated in Delaware in April 2000. Our internet website address is www.marketaxess.com. Through our internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as amended. Our Proxy Statements for our Annual Meetings are also available through our internet website. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

> MarketAxess Holdings Inc.
> 55 Hudson Yards
> New York, NY 10001
> Attn: Investor Relations

Our Board has standing Audit, Compensation and Talent, Nominating and Corporate Governance, Risk and Finance Committees. Each of these committees has a written charter approved by our Board and our Board has also adopted a set of Corporate Governance Guidelines. Copies of the committee charters and the Corporate Governance Guidelines are also posted on our website.

The SEC maintains an internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

Item 1A. *Risk Factors.*

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this Annual Report on Form 10-K:

Risks Relating to Market and Industry Dynamics and Competition

- Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.
- Decreases in trading volumes in the fixed-income markets generally or on our platforms would harm our business and profitability.
- The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.
- We face substantial competition that could reduce trading on our platforms or our market share and harm our financial performance.

Risks Related to our Future Levels of Business, Profitability and Growth

- Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we may not grow profitably.
- We may enter into new fee plans, the impact of which may be difficult to evaluate; past trends in commissions are not necessarily indicative of future commissions.
- As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.
- We may face increasing challenges in our growing international operations that we may not be able to meet in the future.

Risks Related to our Operation and Performance of our Business

- We are dependent on our broker-dealer clients, who are not restricted from using their own proprietary or third-party platforms to transact with our institutional investor clients.
- We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.
- We are exposed to risks in connection with certain transactions in which we act as a matched principal intermediary.
- Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.
- We depend on third-party suppliers for key products and services.
- If we acquire or invest in other businesses, products or technologies, and are unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions or any strategic alliances, partnerships or joint ventures, which we may enter into.
- Failure to retain our senior management team or the inability to attract and retain qualified personnel could materially adversely impact our ability to operate or grow our business.
- Economic sanctions levied against states or individuals could expose us to significant operational and regulatory risks.
- Risks related to climate change or other sustainability risks could adversely affect our operations or reputation.

Technology, Cybersecurity and Intellectual Property Risks

- Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.
- Issues related to the development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations.
- Our success depends on maintaining the integrity and capacity of our electronic trading platforms, systems and infrastructure.
- System failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our trading platforms could materially harm our business and reputation.
- If we experience design defects, errors, failures or delays with our platforms, products or services, including our automated and algorithmic trading solutions and pricing algorithms, our business could suffer serious harm.
- Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, cause system unavailability damage our reputation and cause losses or regulatory penalties.

- Our actual or perceived failure to comply with privacy and data protection laws, regulations, and obligations could harm our business.
- We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platforms or any of our other current or future functionalities, products or services. This could adversely affect our ability to compete.
- Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our technology, pay royalties or enter into license agreements with third parties.
- Our use of open-source software could result in litigation or require us to re-engineer our platforms or use other commercial solutions.

Regulatory and Legal Risks

- We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.
- Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business.
- The extensive regulation of our business means we have ongoing exposure to potentially significant costs and penalties.
- We are subject to the risks of litigation and securities laws liability.
- If our tax filing positions were to be challenged by federal, state and local, or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions.

Liquidity and Funding Risks

- We cannot predict our future capital needs or our ability to obtain additional financing if we need it.
- Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.
- We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

Risks Relating to Market and Industry Dynamics and Competition

Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Recently, for example, central bank interest rate changes, rising inflation and governmental action related to tariffs each created significant volatility in the markets we serve and increased uncertainty and economic disruption. Certain of the factors below have caused, and may in the future cause, a substantial decline in the U.S. and/or global financial services markets, resulting in reduced trading volume, and could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States, Europe and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- broad trends in business and finance, including the amount of new securities issuances;
- consolidation or contraction in the number of market participants;
- the current or anticipated impact of climate change, extreme weather events, natural disasters or other catastrophic events;
- the emergence of widespread health emergencies or pandemics, including the COVID-19 pandemic;
- actual or threatened acts of war or terrorism or other armed hostilities, as well as international sanctions levied against countries and other parties;
- actual or threatened trade wars, or other governmental action related to tariffs, international trade agreements or trade policies;
- concerns over, or actual, increased levels of inflation and weakening consumer confidence levels due to a recession (in the United States or globally) or otherwise;
- the availability of cash for investment by mutual funds, exchange traded funds and other wholesale and retail investors;
- the level and volatility of interest rates, including significant interest rate hikes, the difference between the yields on corporate securities being traded and those on related benchmark securities and foreign currency exchange rates;
- the effect of monetary policy adopted by the Federal Reserve Board or foreign banking authorities, increased capital requirements for banks and other financial institutions, and other regulatory requirements and political impasses;
- credit availability and other liquidity concerns;
- concerns over credit default or bankruptcy of one or more sovereign nations or corporate entities; and
- legislative, administrative, regulatory or government policy changes, including changes to financial industry regulations and tax laws.

There have been significant declines in trading volumes in the financial markets generally in the past and there may be similar declines in trading volumes generally or across our platforms in the future. Any one or more of the above factors may contribute to reduced trading volumes. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions, low volatility or low trading volumes in the U.S. and global financial markets.

Decreases in trading volumes in the fixed-income markets generally or on our platforms would harm our business and profitability.

We have experienced significant decreases in overall trading volumes in the past and may experience similar decreases in trading volumes in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, could result in lower revenues from commissions for trades executed on our electronic trading platforms and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients or trading protocols which we have not significantly penetrated, could result in lower trading volume on our platforms and, consequently, lower commission revenue. During periods of increased volatility in fixed-income markets, the use of electronic trading platforms to trade certain highly volatile or distressed bonds may decrease, such as occurred during the regional banking crisis in 2023. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically. Our market share of the fixed-income trading markets is also impacted by a variety of other factors, including the amount of new issuances of corporate debt, the level of bond fund inflows or outflows, the percentage of volumes comprised of Rule 144A transactions, the percentage of volumes comprised of larger trades (such as block trades or portfolio trades), the level of credit spreads and credit volatility and whether the prevalent market environment is an "offer wanted" or "bid wanted" environment.

There has been increased demand for portfolio trading workflows over the last few years, which has resulted in heightened competition among trading platforms to enhance their portfolio trading offerings and expand them across different geographies and products. During periods of relatively lower credit spread volatility, clients have been using portfolio trading workflows in lieu of more established trading protocols designed to generate price competition on individual bonds. Our dealer clients have also increased their usage of matching sessions offered by competing platforms in recent periods. To the extent that our clients increase their use of portfolio trading and matching session protocols offered by other platforms, our market share could decrease. Due to the large size of the trades and the concentration of activity at the end of the month, portfolio trading can drive significant swings in trading volumes and estimated market share. Furthermore, portfolio trading is generally provided under a lower-fee structure than other protocols and the growth of portfolio trading on our platform will likely have a negative impact on our average credit variable transaction fee per million.

A decline in overall market volumes, trading volumes on our platforms or our platforms' market share for any reason would negatively affect our commission revenue and may have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.

The electronic financial services industry is characterized by rapidly changing and increasingly complex technologies and systems, changing and increasingly sophisticated client demands (including access to new technologies, functionalities and markets), frequent technology and service introductions, evolving industry standards, changing regulatory requirements and new business models. If we are not able to keep pace with changing market conditions or client demands and if our competitors release new functionality or technology before we do, our existing platforms, solutions and technologies may become obsolete or our competitive position may be materially harmed, each of which could have a material adverse effect on our business, financial condition and results of operations. Operating in a rapidly evolving industry involves a high degree of risk and our future success depends, in part, on our ability to:

- attract and retain market participants on our platforms on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings for our clients;
- develop and introduce new features to, and new versions of, our electronic trading platforms;
- respond effectively to competitive pressures and technological advances, including the use of new or disruptive technology such as AI;
- respond effectively to the loss of any of our significant broker-dealer or institutional investor clients, including due to merger, consolidation, bankruptcy, liquidation or another cause (including, among other things, the collection of any amounts due from such clients);
- operate, support, expand and develop our operations, technology, website, software, communications and other systems;
- defend our trading platforms and other systems from cybersecurity threats; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

We face substantial competition that could reduce trading on our platforms or our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. Within our markets, we compete based on our ability to provide our clients with deep liquidity, a broad network of market participants, a wide range of products and protocols, and comprehensive pre-trade, trade and post-trade functionality, as well as the reliability, security and ease of use of our electronic platforms and solutions, among other factors. Our trading platforms primarily compete with other electronic trading platforms and trading businesses conducted directly between broker-dealers and their institutional investor clients over the telephone, email or instant messaging. Our current and prospective trading platform competitors are numerous and include:

- other multi-party electronic trading platforms;
- EMS and OMS providers;
- securities and futures exchanges; and
- technology, software, and information services or other companies that have existing commercial relationships with broker-dealers or institutional investors.

Our data, post-trade and automated and algorithmic trading solutions businesses compete against market data and information vendors, other approved regulatory reporting businesses and commercial algorithm providers, respectively.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors have previously aggressively reduced, and may in the future further aggressively reduce, their pricing to enter, or otherwise compete in, market segments in which we provide services, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities or other business operations. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can and may be able to undertake more extensive promotional activities.

Competition in the markets in which we operate has intensified due to consolidation, which has resulted in increasingly large and sophisticated competitors. In recent years, our competitors have made acquisitions and/or entered joint ventures and consortia to improve the competitiveness of their electronic trading offerings. If, because of industry consolidation, our competitors are able to offer lower cost and/or a wider range of trading venues and solutions, obtain more favorable terms from third-party providers or otherwise take actions that could attract trading volume away from our platforms or increase their market share, our competitive position and therefore our business, financial condition and results of operations may be materially adversely affected.

Our operations also include the sale of pre- and post-trade services, analytics, and market data services. There is a high degree of competition among market data and information vendors in solutions for pre- and post-trade data, analytics and reporting, and such businesses may become more competitive in the future as new competitors emerge. Some of these companies are already in or may enter the electronic trading business. Accordingly, some of our competitors may be able to combine use of their electronic trading platforms with complementary access to market data and analytical tools and/or leverage relationships with existing clients to obtain additional business from such clients, which could preempt use of our platforms or solutions. For example, Bloomberg, the London Stock Exchange and Intercontinental Exchange own trading platforms that compete with ours and also have data and analytics relationships with the vast majority of institutional, wholesale and retail market participants. If we are not able to compete successfully in this area in the future, our revenues could be adversely impacted and, as a result, our business, financial condition and results of operations would be materially adversely affected.

Risks Related to our Future Levels of Business, Profitability and Growth

Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we may not grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of market participants that use our electronic trading platforms. Our business strategy also depends on increasing the use of our platforms by these participants for a wide range of fixed-income products and trade sizes. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platforms. In certain of our product areas, growth rates for the use of our electronic trading services have slowed in recent years and such growth rates may not resume or increase in the future.

Our growth may also be dependent on our ability to diversify our revenue base. We currently derive approximately 37.8% of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy includes expanding our service offerings and increasing our revenues from other fixed-income products and other sources. Our efforts may not be successful or result in increased revenues or continued profitability.

We may enter into new fee plans, the impact of which may be difficult to evaluate; past trends in commissions are not necessarily indicative of future commissions.

From time to time, we may introduce new fee plans for the market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives. New fee plans may not result in an increase in the volume of transactions executed over our platforms or our revenues may not increase as a result of the implementation of any such fee plans. It is possible that our broker-dealer or institutional investor clients could respond to a new fee plan by either reducing the amount of their business conducted on our platforms or terminating their contractual relationship with us, which could have an adverse impact on our fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

In addition, under certain of our U.S. high grade fee plans, our fees are designated in basis points in yield (and, as a result, are subject to fluctuation depending on the duration of the bond traded) or our fees vary based on trade size or maturity. For example, during recent periods, a significant rise in corporate bond yields contributed to a decrease in the duration of the U.S. high grade bonds traded on our platforms, which had a negative effect on our average credit variable transaction fee per million. We anticipate that our average credit variable transaction fee per million may continue to vary in the future due to changes in yield, years-to-maturity and nominal size of bonds traded on our platforms. Consequently, past trends in commissions are not necessarily indicative of future commissions.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platforms to enter new markets, including new asset classes, products and geographies, including markets where we have little or no operating experience. For example, with the acquisition of Pragma in 2023, we began providing algorithmic trading and quantitative execution solutions in the equities and foreign exchange markets, and in 2025, we completed our acquisition of a majority stake in RFQ-hub, a platform specializing in ETFs and derivatives. We may have difficulties identifying and entering into new markets due to established competitors, lack of recognition of our brand and lack of acceptance of our platforms and solutions, as has occurred with certain of our initiatives in the past.

Expansion, particularly in new geographic markets, may require substantial expenditures and take considerable time. In particular, we may need to make additional investments in management and new personnel, infrastructure and compliance systems. Furthermore, our expansion efforts may divert management's attention or inefficiently utilize our resources. If we are not able to manage our expansion effectively, our expansion costs could increase at a faster rate than our revenues from these new markets. If we cannot successfully implement the necessary processes to support and manage our expansion, our business, financial condition and results of operations may suffer.

We may not be able to successfully adapt our proprietary software and technology for use in any new markets. Even if we do adapt our products, services and technologies, we may not be able to attract clients to our platforms and compete successfully in any such new markets. Our marketing efforts or our pursuit of any of these opportunities may not be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock.

We may face increasing challenges in our growing international operations that we may not be able to meet in the future.

We operate electronic trading platforms in Europe, Latin America and Asia and we may further expand our operations throughout these and other regions. We have invested significant resources in our foreign operations and the increasing globalization of our platforms and services. However, there are certain risks inherent in doing business in international markets. These risks include:

- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;

- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

- difficulties in staffing and managing foreign operations, including our access to and our ability to compete for and hire, skilled employees in both the U.K. and the E.U.;

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platforms;

- fluctuations in exchange rates;

- reduced or no protection for intellectual property rights;

- seasonal reductions in business activity; and

- potentially adverse tax consequences.

Further, we may face unexpected challenges in our international operations due to global competitors, established local markets, and local economic, political and social conditions, including the possibility of economic slowdowns, hyperinflationary conditions, political instability, social unrest or outbreaks of pandemic or contagious diseases. Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Operation and Performance of our Business

We are dependent on our broker-dealer clients, who are not restricted from using their own proprietary or third-party platforms to transact with our institutional investor clients.

We rely on our broker-dealer clients to provide liquidity on our electronic trading platforms by posting prices for bonds in their inventory and responding to institutional investor client inquiries. The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable by such clients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, including by telephone and instant messaging, and through other electronic trading platforms. Some of our broker-dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our broker-dealer clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as investors. These competing trading platforms may offer some features that we do not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

Higher capital requirements on trading activity by bank-affiliated broker-dealers may reduce their incentives to engage in certain market making activities and may impair market liquidity. If bank-affiliated broker-dealers reduce their trading activity and that activity is not replaced by other market participants, the level of liquidity and pricing available on our trading platforms would be negatively impacted, which could adversely affect our operating results. In addition, over the past several years, there has been significant consolidation among firms in the banking and financial services industries and several of our large broker-dealer clients have reduced their sales and trading businesses in fixed-income products. Further consolidation, instability, and layoffs in the financial services industry could result in a smaller client base and heightened competition, which may lower volumes.

Any reduction in the use of our electronic trading platforms by our broker-dealer clients could reduce the volume of trading on our platforms, which could, in turn, reduce the use of our platforms by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

We rely on our institutional investor clients to launch inquiries over our trading platforms and, increasingly, to provide liquidity through our Open Trading protocols. A limited number of such clients can account for a significant portion of our trading volume. The obligations of our institutional investor clients to us under our standard contractual agreements are minimal, non-exclusive and terminable by such clients. Our institutional investor clients also buy and sell fixed-income securities through traditional methods, including by telephone and instant messaging, and through other electronic trading platforms.

There can be no assurance that we will be able to retain our major institutional investor clients or that such clients will continue to use our trading platforms. The loss of a major institutional investor client or any reduction in the use of our electronic trading platforms by such clients could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks in connection with certain transactions in which we act as a matched principal intermediary.

In connection with our Open Trading or order routing protocols, we execute certain transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which are then settled by us or through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit and performance risks in our role as matched principal trading counterparty to the clients on our platforms, including the risk that counterparties that owe us money or securities will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In connection with Open Trading or other anonymous order routing or trading protocols, we expect that the number of transactions in which we act as a matched principal will increase.

In the process of executing matched principal transactions, miscommunications and other errors by our clients or us can arise that involve substantial risks of liability. These risks include, among others, potential liability from disputes over the terms of a trade, the settlement of the trade, or claims that we resolved an error trade dispute incorrectly or that a system malfunction or delay caused monetary loss to a client. In addition, because of the ease and speed with which trades can be executed on our electronic platforms, clients can lose substantial amounts by inadvertently entering trade instructions or by entering trade orders inaccurately. A significant error trade or a large number of error trades could result in participant dissatisfaction and a decline in participant willingness to trade on our platforms. Although we maintain error trade policies designed to protect our anonymous trading participants and enable us to manage the risks attendant in acting as a matched principal counterparty, depending on the cause, number and value of the trades that are the subject of an alleged error or dispute, such trades have the potential to have a material adverse effect on our financial condition and results of operations. In addition, if we are required to hold a securities position as a result of an error, there may also be financing costs or regulatory capital charges required to be taken by us.

We have policies, procedures and automated controls in place to identify and manage our credit risk, though there can be no assurance that they will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed-income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third-party sources. Such information may not be accurate, complete, up-to-date or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies are unlikely to provide coverage for such risks.

Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.

We self-clear a significant percentage of our bond transactions and we may expand self-clearing to additional products and regions in the future. Self-clearing requires us to finance transactions and maintain margin deposits at clearing organizations. Self-clearing exposes our business to operational risks, including business and technology disruption; operational inefficiencies; liquidity, financing and regulatory risks; and potentially increased expenses. We have in the past and may in the future also encounter difficulties with self-clearing that lead to operating inefficiencies, technology issues, dissatisfaction amongst our client base, disruption in the infrastructure that supports the business, inadequate liquidity, increased margin requirements with clearing organizations and third-party settlement agents who provide financing with respect to transactions, reductions in available borrowing capacity and financial loss. Any such delay, disruption, expense or failure could adversely affect our ability to effect transactions and manage our exposure to risk. Moreover, any of these events could have a material adverse effect on our business, financial condition and operating results.

We depend on third-party suppliers for key products and services.

We rely on several third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. These providers may not be willing and/or able to continue to provide these services in an efficient, cost-effective manner, if at all; adequately expand their services to meet our needs; or meet the increasing regulatory requirements applicable to certain technology and data services providers to financial institutions. See "Regulatory and Legal Risks – Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business." If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, including as a result of a cybersecurity incident or other outage at a service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on third-party vendors for our bond reference databases, the clearing and settlement of certain of our Open Trading transactions, to host our cloud infrastructure and to provide the technology underpinning key portions of our MarketAxess Rates platform. We obtain essential reference data and information services from external sources, including data received from certain competitors, clients, self-regulatory organizations, rating agencies and other third-party data providers. Our reference data sources and information providers could increase the price for or withdraw their data or information services for a variety of reasons. Further, as has occurred in the past, our competitors could revise the current terms on which they provide us with data or information services or could cease providing us with data or information services altogether for a variety of reasons, including competition. Certain third-party services may have limited alternative providers readily available, and disruptions in the services provided by those third-parties to us, including as a result of their inability (due to cybersecurity incidents or otherwise) or unwillingness to continue to license products or provide technology services that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various systems and services, such as communications providers, online service providers, data processors, cloud computing and data centers, cybersecurity service providers, software and hardware vendors. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our third-party service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and use of technology.

If we acquire or invest in other businesses, products or technologies, and are unable to integrate them with our business, our financial performance may be impaired. We may not realize the anticipated financial and strategic goals for any such transactions or any strategic alliances, partnerships or joint ventures, which we may enter into.

From time to time, we may pursue acquisitions, which may not be completed or, if completed, may not be as beneficial to us as expected. We have made acquisitions in the past, including the purchases of the regulatory reporting business of Deutsche Börse in 2020, MuniBrokers in 2021, Pragma in 2023 and a controlling stake in RFQ-hub in 2025. We also may consider potential divestitures of businesses from time to time. We routinely evaluate potential acquisition and divestiture candidates and engage in discussions and negotiations regarding potential acquisitions and divestitures on an ongoing basis; however, even if we execute a definitive agreement, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Moreover, there is significant competition for acquisition and expansion opportunities in the electronic financial services industry.

If we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments may involve several risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;

- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platforms products and services;

- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;

- there may be client confusion if our services overlap with those of the acquired company and we may have difficulty retaining key customers, vendors and other business partners of the acquired business;

- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

- we may enter markets, such as the equities and foreign exchange trading algorithm markets, in which we have limited experience or where competitors hold stronger market positions;

- potential failure of the due diligence processes to identify significant problems, liabilities or other challenges of an acquired company or product; and

- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

We may also enter into strategic alliances, partnerships or joint ventures as a means to accelerate our entry into new markets, provide new solutions or enhance our existing capabilities. Entering into strategic alliances, partnerships and joint ventures entails risks, including:

- difficulties in developing or expanding the business of newly formed alliances, partnerships and joint ventures;

- exercising influence over the activities of joint ventures in which we do not have a controlling interest;

- potential conflicts with or among our partners;

- the possibility that our partners could take action without our approval or prevent us from taking action; and

- the possibility that our partners become bankrupt or otherwise lack the financial resources to meet their obligations.

Failure to retain our senior management team or the inability to attract and retain qualified personnel could materially adversely impact our ability to operate or grow our business.

The success of our business depends upon the skills, experience and efforts of our executive officers and other key personnel. We do not maintain "key person" life insurance on any of our executive officers and other key personnel. Although we have invested in succession planning, any loss or interruption of one or more of our executive officers or key personnel could nevertheless have a material adverse effect on our business, financial condition and results of operations. Should we lose the services of any such person, we may have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement.

Our business also depends on our ability to continue to attract, motivate and retain a large number of highly qualified personnel in order to support our clients and achieve our business results. There is a limited pool of employees who have the requisite skills, training and education. Identifying, recruiting, training, integrating and retaining qualified personnel requires significant time, expense and attention, and the market for qualified personnel, particularly those with experience in technology, clearing and settlement, product management and regulatory compliance, has become more competitive as an increasing number of companies seek to enhance their positions in the markets we serve. In particular, we compete for technology personnel with highly innovative technology companies and large companies focused on technology development both in and outside our industry and our traditional geographic markets. Many of these companies have significant financial resources and more recognizable brands than ours and may be able to offer more attractive employment opportunities and more lucrative compensation packages. Our inability to attract, retain and motivate personnel with the requisite skills could impact our ability to develop new platforms, platform features or solutions, enhance our existing platforms and solutions, grow our client base, enter into new markets, operate under various regulatory frameworks or manage our business effectively.

Economic sanctions levied against states or individuals could expose us to significant operational and regulatory risks.

Sanctions imposed by the United States or other countries in response to conflicts or other geopolitical events could adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Our financial position and results of operations may be adversely affected if these sanctions are further expanded or the ongoing war or geopolitical tensions have further adverse effects on the global economy or the participants on our platforms. In addition, any such sanctions may limit our ability to effect transactions in certain instruments on our platforms.

Risks related to climate change or other sustainability risks could adversely affect our operations or reputation.

The risk of climate change or other environmental matters could adversely affect our business. The physical risks of climate change include chronic risks such as rising and changing mean global temperatures, rising sea levels and increased precipitation, as well as acute risks such an increase in the frequency and severity of extreme heat, floods, wildfires, dry days and hurricanes. The impact of such events could increase because of the geographical concentration of our operations and personnel in certain areas of the U.S., which are expected to experience higher risk levels than some other regions. Any of our primary locations or those of third parties on which we rely may be vulnerable to the adverse physical effects of climate change, which could result in risk of loss incurred as a result of physical damage, power outages or business interruption caused by such events.

In addition, certain governments, investors, employees, customers, and the public are focused on sustainability practices and disclosures. Increasing scrutiny from stakeholders and regulators with respect to sustainability matters may impose additional costs and expose us to additional risks. For example, certain investors are incorporating the business risks of climate change and the adequacy of companies' responses to climate change and other sustainability matters as part of their investment theses and policies. Conversely, there are some stockholders and regulators who have expressed opposing views against sustainability practices, including support for anti-sustainability legislation and policies. For example, certain U.S. states have restricted state-controlled funds from investing based on sustainability factors. Our reputation could be adversely impacted by our sustainability practices and sustainability disclosures or investor perceptions thereof, including if we fail to establish measurable environmental goals or subsequently fail to meet any such goals or if we are perceived to have not responded appropriately to the growing concern for sustainability or climate issues. Any negative publicity we receive regarding sustainability, low sustainability scores or ratings, or shifts in investing priorities may adversely affect the trading price of our common stock or our business, operations and earnings. Finally, we could experience increased operating costs or capital expenditures associated with complying with new disclosure-based or emissions-reduction requirements.

Technology, Cybersecurity and Intellectual Property Risks

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platforms. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures, changes in clients' needs and preferences, constant competition and new business models. If new industry standards and practices emerge and our competitors release new technology before us, our existing technology, systems and electronic trading platforms may become obsolete and our existing business may be harmed. Our future success will depend on our ability to:

- enhance and innovate our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our clients and prospective clients;
- continue to attract and retain highly-skilled technology personnel; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platforms and other technology entails significant technical and business risks and expenses. We may use new technologies ineffectively or we may fail to adapt our existing technologies to meet broker-dealer or institutional investor client requirements or emerging industry or regulatory standards. If we face material delays in introducing new services, products and enhancements, such as X-Pro, our clients may forego the use of our platforms and use those of our competitors. In addition, we have incurred significant expenses on technology in the past and such expenses are expected to continue in the future. Some of these investments have generated, and may continue to generate, limited revenues and have reduced, and may continue to reduce, our operating margin. If our investments are not successful longer-term, our business and financial performance may be harmed.

Further, the adoption of new internet, networking, cloud, telecommunications, machine learning, AI or blockchain technologies may require us to devote substantial resources to modify and adapt our services. We may not be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry or regulatory standards. We may not be able to respond in a timely manner to changing market conditions or client requirements.

Issues related to the development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations.

We use AI technologies in our business, including in certain of our product offerings, and we are making investments in expanding AI capabilities in our products and tools. AI technologies are complex, and generative and agentic AI technologies, in particular, are rapidly evolving. The introduction of AI technologies, including generative and agentic AI, into new or existing products or our internal business processes may result in new or enhanced governmental or regulatory scrutiny, additional compliance costs, confidentiality or security risks, privacy concerns, ethical challenges, or other complications that could adversely affect our business, reputation, or financial results.

In addition, the intellectual property ownership and license rights surrounding AI technologies are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products or internal business services may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation. Such use or adoption could also lead to the loss of our intellectual property rights. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use, and we may need to develop or deploy additional protections and safeguards for handling the use of customer and proprietary data with such technologies.

We also rely on third-party AI suppliers for certain tools and services, which may introduce risks related to transparency, supply chain security or our ability to monitor and control external AI models. Failures, errors, or disruptions in AI systems, whether developed internally or provided by third parties, could result in operational disruption or impact our critical business processes.

If our AI development, deployment or governance is ineffective or inadequate, it may result in competitive disadvantage, reputational harm, liability, or other adverse consequences to our business operations.

Our success depends on maintaining the integrity and capacity of our electronic trading platforms, systems and infrastructure.

To be successful, we must provide reliable, secure, real-time access to our electronic trading platforms for our clients. If our trading platforms cannot cope, or expand to cope, with demand, or otherwise fail to perform, we could experience disruptions in service, slow delivery times and insufficient capacity. We have had disruptions of service in the past, and could have additional disruptions in the future, that may lead to our clients deciding to stop using or reduce their use of our platforms, which could have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size, complexity and scope, we will need to continually improve and upgrade our electronic trading platforms and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platforms and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. Our estimates of future trading volumes and order messages may not be accurate and our systems may not be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We may not successfully implement new technologies or adapt our existing electronic trading platforms, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platforms to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

System failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our trading platforms could materially harm our business and reputation.

Our business depends on the efficient and uninterrupted operation of our trading platforms, systems, networks and infrastructure. We, or our third-party providers, may experience system failures or business interruptions in the future, as has occurred from time-to-time in the past. Our systems, networks, infrastructure and other operations, in particular our trading platforms, are vulnerable to impact or interruption from a wide variety of causes, including:

- irregular or heavy use of our trading platforms during peak trading times or at times of increased market volatility;

- power, internet or telecommunications failures;

- hardware failures or software errors;

- human error, acts of vandalism or sabotage;

- catastrophic events, including those that are occurring with increasing frequency due to climate change such as natural disasters and extreme weather events;

- acts of war or terrorism;

- malicious cyberattacks or cyber incidents, such as unauthorized access, ransomware, loss or destruction of data, computer viruses or other malicious code; and

- the loss or failure of systems over which we have no control, such as loss of support services from critical third-party providers.

Failures of, or significant interruptions, delays or disruptions to our systems, networks or infrastructure have in the past, and could in the future, result in:

- disruption to our operations, including disruptions in service to our clients;

- slower response times;

- distribution of untimely or inaccurate market data to clients who rely on this data for their trades;

- delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades;

- significant expense to repair, replace or remediate systems, networks or infrastructure;

- financial losses and liabilities to clients;

- loss of clients; or

- legal or regulatory claims, proceedings, penalties or fines.

Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms, could materially harm our reputation and business and lead our clients to decrease or cease their use of our platforms. We internally support and maintain many of our systems and networks, including those underlying our trading platforms; however, we may not have sufficient personnel to properly respond to all systems, networks or infrastructure problems. Our failure to monitor or maintain our systems, networks and infrastructure, including those maintained or supported by our third-party providers, or to find a replacement for defective or obsolete components within our systems, networks and infrastructure in a timely and cost-effective manner when necessary, would have a material adverse effect on our business, financial condition and results of operations.

While we generally have disaster recovery and business continuity plans in place for much of our business, including redundant systems, networks, computer software and hardware and data centers to address interruption to our normal course of business, our systems, networks and infrastructure may not always be fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. Similarly, although some contracts with our third-party providers require adequate disaster recovery or business continuity capabilities, we cannot be certain that these will be adequate or implemented properly. Our disaster recovery and business continuity plans are heavily reliant on the availability of cloud service providers, internet and mobile phone technology, so any disruption of those systems may affect our ability to recover promptly from a crisis situation. If we are unable to execute our disaster recovery and business continuity plans, or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

If we experience design defects, errors, failures or delays with our platforms, products or services, our business could suffer serious harm.

Our platforms, products and services, including our automated and algorithmic trading solutions, data products and indices, may contain design defects and errors that cause them to operate incorrectly or less effectively. To the extent that any such product or service, or the Company as a whole, suffers a reputational or credibility loss, including due to a design defect or error, it could have a material adverse impact on our business. Many of our protocols also rely on data and services provided by third-party providers over which we have limited or no control and may be provided to us with defects, errors or failures. Our clients may also use our platforms, products or services together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify their source.

If design defects, errors or failures are discovered in our current or future platforms, protocols or products, we may not be able to correct or work around them in a cost-effective or timely manner or at all. The existence of design defects, errors, failures or delays that are significant, or are perceived to be significant, could also result in rejection or delay in market acceptance of our platforms or protocols, damage to our reputation, loss of clients and related revenues, diversion of resources, product liability claims, regulatory actions or increases in costs, any of which could materially adversely affect our business, financial condition or results of operations.

Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, cause system unavailability, damage our reputation and cause losses or regulatory penalties.

The operation of our electronic trading platforms relies on the secure processing, storage and transmission of a large amount of transactional data and other confidential sensitive data (including confidential client and personal information). Our computer systems, software and networks (or those of our third-party vendors, including cloud service providers) may be vulnerable to unauthorized access, loss or destruction of data (including confidential and personal customer information), ransomware, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, cyber-attack and other harmful events that could have an adverse security impact. Further, as AI technologies, including generative and agentic AI models develop rapidly, bad actors may use these technologies to create new sophisticated attack methods that are increasingly automated, targeted and coordinated and more difficult to defend against.

We deploy measures that seek to protect, detect, respond and recover from cyber threats, including identity and access controls, data protection, vulnerability management, incident response, secure product development, continuous monitoring of our networks, endpoints and systems, and maintenance of backup and recovery capabilities. It is possible that such layered defensive measures will not be successful in mitigating a cybersecurity event.

Despite the defensive measures we have taken, we experience cybersecurity threats and incidents from time to time. However, as of the date of this report, MarketAxess has not experienced a cybersecurity threat or incident that has materially affected the Company in at least the last three years. These events may arise from external factors such as governments, organized crime, hackers, and other third parties such as infrastructure-support providers and application developers, or may originate internally from an employee or service provider to whom we have granted access to our computer systems. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential or personal information, our reputation could be damaged, our business would suffer and we could incur material liability. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also depends on the efficient and uninterrupted operation of our platforms, systems, networks and infrastructure. Any failure of, or significant interruption, delay or disruption to, our systems, networks or infrastructure due to a ransomware attack or other cyber-attack could result in: disruption to our operations, including disruptions in service to our clients; slower response times; distribution of untimely or inaccurate market data to clients who rely on this data for their trades; delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades; significant expense to repair, replace or remediate systems, networks or infrastructure; financial losses and liabilities to clients; loss of clients; and legal or regulatory claims, proceedings, penalties or fines. We also face these risks of operational disruption, failure or capacity constraints of any of the third-party service providers that facilitate our business activities, including clients, clearing and settlement agents and trading system software, network or data providers. Such parties could also be the source of a cyber-attack on or breach of our operational systems, data or infrastructure. Increased flexibility for our employees to work remotely has amplified certain risks related to, among other things, the increased demand on our information technology resources and systems, the increased risk of phishing and other cybersecurity attacks, and the increased number of points of possible attack, such as laptops and mobile devices (both of which are now being used in increased numbers), to be secured. Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms, could materially harm our reputation and business and lead our clients to decrease or cease their use of our trading platform.

There have been an increasing number of cyber-attacks in recent years in various industries, including ours, and cybersecurity risk management has been the subject of increasing focus by our regulators. Our regulators have increased their examination and enforcement focus on matters relating to cybersecurity threats, including the assessment of firms' vulnerability to cyber-attacks. In particular, regulatory concerns have been raised about firms establishing effective cybersecurity governance and risk management policies, practices and procedures; protecting firm networks and information; identifying and addressing risks associated with clients, vendors, and other third parties; preventing and detecting unauthorized activities; adopting effective mitigation and business resiliency plans to address the impact of cybersecurity breaches; and establishing protocols for reporting cybersecurity incidents. Any insurance that we have that may cover all or a portion of a specific cybersecurity incident would not protect us from the effects of adverse regulatory actions that may result from the incident or a finding that we had inadequate cybersecurity controls, including the reputational harm that could result from such regulatory actions.

Our remediation costs and lost revenues could be significant if we fall victim to a cyber-attack. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our clients to reduce or stop their use of our electronic trading platforms. We may be required to expend significant resources to repair system damage, negotiate a ransom, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of clients and revenues and litigation, caused by any breaches. We may be found liable to our clients for any misappropriated confidential or personal information. Although we intend to continue to implement industry-standard security measures and best practices, such measures may not be sufficient.

Our actual or perceived failure to comply with privacy and data protection laws, regulations, and obligations could harm our business.

Privacy and data protection is subject to frequently changing rules and regulations in countries where we do business. For example, we are subject to the E.U.'s General Data Protection Regulation (the "GDPR") and the U.K. equivalent as well as other laws and regulations, which require us to comply with requirements regarding the handling and retention of personal data, including laws in relation to cookies and tracking technologies, irrespective of whether the processing of data takes place within the E.U. or not. We are also subject to certain U.S. federal, state and foreign laws governing the protection of personal privacy and data in those jurisdictions. These laws and regulations are increasing in complexity and number. In addition, many jurisdictions have enacted or are considering laws requiring companies to notify individuals and/or regulators of data security breaches involving their personal data.

As the privacy and data protection landscapes continue to trend in favor of increasing regulation and compliance our efforts to comply have and could in the future entail substantial expense and may divert resources from other initiatives. Additionally, our own compliance with applicable law and regulation depends, in certain circumstances, on the continued compliance of our third-party providers. Any failure or perceived failure by us to comply with any of our obligations relating to privacy and data protection may result in governmental investigations or enforcement actions, litigation, claims or reputational damage.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platforms or any of our other current or future functionalities, products or services. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have been issued several patents covering aspects of our technology and/or business, but can give no assurances that any such patents will protect our business and processes from competition or that any patents applied for in the future will be issued. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties, particularly with respect to the evolving use of AI technologies. These protections may not be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States. Furthermore, intellectual property ownership and license rights surrounding AI technologies are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products or internal business services may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation. Such use or adoption could also lead to the loss of our intellectual property rights. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use. If our efforts to secure, protect and enforce our intellectual property rights are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our technology, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, a third party may assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could be expensive and time-consuming to defend, make it more difficult to operate or prevent us from operating our business, or portions of our business, and result in significant monetary liability.

Third parties may assert infringement claims against us, as they have done in the past, with respect to our electronic trading platforms or any of our other current or future products or services and any such assertion may require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our use of open-source software could result in litigation or require us to re-engineer our platforms or other commercial solutions.

We use open-source software in our technology, most often as small components within a larger solution. Open-source code is also contained in some third-party software we rely on. The terms of many open source licenses are ambiguous and have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platforms and solutions, license the software on unfavorable terms, require us to re-engineer our platforms and solutions or take other remedial actions, any of which could have a material adverse effect on our business.

Regulatory and Legal Risks

We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations.

Our business is subject to increasingly extensive governmental and other regulations. These regulations are designed to protect public interests generally rather than the interests of our stockholders. The SEC, FINRA and other agencies extensively regulate the United States financial services industry, including most of our operations in the United States. Much of our international operations are subject to similar regulations in their respective jurisdictions, including regulations overseen by the FCA in the U.K., the AFM in the Netherlands, ESMA in the E.U., the MAS in Singapore, the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada, and the Securities and Exchange Commission and Central Bank in Brazil. In addition, our regulatory reporting business is registered as an ARM and APA with the FCA and ESMA. We also hold several cross-border licenses and permissions with various other regulatory bodies. See Part I, Item 1. "Business – Government Regulation – Non-U.S. Regulation."

As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations. Most aspects of our broker-dealer and other licensed subsidiaries are highly regulated, including the way we deal with our clients; our capital requirements; our financial and regulatory reporting practices; required record-keeping and record retention procedures; the licensing of our employees; and the conduct of our directors, officers, employees and affiliates.

We and/or our directors, officers and employees may not be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

Certain of our regulated subsidiaries, including our registered broker-dealers and MTFs, are subject to U.S. or foreign regulations which prohibit repayment of borrowings from us or our affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

Our ability to operate our platforms in a jurisdiction may be dependent on continued registration or authorization in that jurisdiction or the maintenance of a proper exemption from such registration or authorization. Our ability to comply with all applicable laws and rules is largely dependent on our compliance, credit approval, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, credit approval, audit and risk management personnel. Our systems and procedures may not be sufficiently effective to prevent a violation of all applicable rules and regulations. In addition, the growth and expansion of our business may create additional strain on our compliance systems, procedures and personnel and has resulted, and we expect will continue to result, in increased costs to maintain and improve these systems.

In addition, because our industry is heavily regulated, regulatory approval may be required in order to continue or expand our business activities and we may not be able to obtain the necessary regulatory approvals on a timely or cost-effective basis, or at all. Even if approvals are obtained, they may impose restrictions on our business or we may not be able to continue to comply with the terms of the approvals or applicable regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs or cause the development or continuation of business activities in affected markets to be curtailed or become impractical. For a further description of the regulations which may limit our activities, see Part I, Item 1. "Business—Government Regulation."

Some of our subsidiaries are subject to regulations regarding changes in control of their ownership. These regulations generally provide that regulatory approval must be obtained in connection with any transaction resulting in a change in control of the subsidiary, which may include changes in control of MarketAxess. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited in circumstances in which such a transaction would give rise to a change in control as defined by the applicable regulatory body.

Our business and the trading businesses of many of our clients are subject to increasingly extensive government and other regulation, which may affect our trading volumes and increase our cost of doing business.

Our business, and the business of many of our clients, is subject to extensive regulation. Governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time. In addition, we must comply with the laws, regulations and registration rules of foreign governments and regulatory bodies for each country in which we conduct business. Any such changes in laws, rules or regulations or in governmental policies could create additional regulatory exposure for our business, cause us to incur significant additional costs, require us to change or cease aspects of our business or restrict or limit our ability to grow our business, any of which could have a material adverse effect on our business, financial condition or results of operations. For example, DORA, which focuses on the security of network and information systems of financial services entities and ICTs, became applicable to portions of our business in January 2025. DORA has, among other things, introduced significant additional ICT-related governance, risk management, resilience testing and sub-contracting and notification requirements. Further, regulators are increasingly looking to regulate use of advanced data processing technologies such as AI or machine learning, which may impact our operations as well as our products that incorporate such technologies.

The SEC adopted final rules regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities, which are currently set to become effective for certain cash market transactions on December 31, 2026. Once effective, this central clearing mandate will impact certain of our participants who do not centrally clear such trades today. While we expect this change will increase our own platform efficiency, it is still unknown at this time the full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us.

There have been in the past, and could be in the future, additional significant technological, operational and compliance costs associated with the obligations that derive from compliance with evolving laws, rules and regulations. For example, Brexit continues to drive increasing regulatory divergence between the two jurisdictions, introducing operational complexity and new barriers to cross-border trading. We expect the cost and complexity of complying with diverging E.U. and U.K. financial regulations will continue to increase following the implementation of the amendments to the FSMA in the U.K., the MiFIR Review and DORA. Any such legal and regulatory changes could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict whether additional changes to the laws, rules and regulations that govern our business and operations, including changes to their interpretation, implementation or enforcement, will occur in the future or the extent to which any such changes will impact our business and operations, but they may cause us to expend significantly more compliance, business and technology resources, incur additional operational costs and create additional regulatory exposure.

The extensive regulation of our business means we have ongoing exposure to potentially significant costs and penalties.

Our businesses are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to bring enforcement actions and to conduct administrative proceedings and examinations, inspections, and investigations, which may result in costs, penalties, fines, enhanced oversight, additional requirements, restrictions, or limitations, and censure, suspension, or expulsion. Self-regulatory organizations such as FINRA and the NFA, along with statutory bodies, such as the SEC, the CFTC, the FCA, the AFM and ESMA and other international regulators, require strict compliance with their rules and regulations.

We and other firms in the financial services industry have experienced increased scrutiny in recent years, and penalties, fines and other sanctions sought by regulatory authorities, including the SEC, FINRA, state securities commissions and state attorney generals in the U.S., and the FCA, ESMA and other international regulators, have increased accordingly. Accordingly, we face the risk of regulatory intervention, investigations and proceedings, particularly in emerging markets, where securities laws are developing, any of which could involve extensive scrutiny of our activities and result in significant fines and liability. Any of these developments would require significant time and financial resources and could adversely affect our reputation, financial condition and operating results.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims against us regarding quality of trade execution, improperly settled trades, resolution of trade error claims, system failures, failure to protect their confidential or personal information or mismanagement. We may become subject to these claims as the result of delays, failures or malfunctions of our electronic trading platform and the services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

If our tax filing positions were to be challenged by federal, state and local, or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions.

Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts, if any, or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial condition or results of operations.

Liquidity and Funding Risks

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. The growth of our Open Trading protocols, in particular, is dependent on the willingness of our customers and counterparties to engage in transactions with us and any perceived issues with our capital levels or access to funding could have a material adverse effect on business. As a result of our self-clearing and settlement activities, we are also required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. Although we believe that our available cash resources and borrowing capacity under our credit agreement are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things: (1) support more rapid growth of our business; (2) finance transactions and maintain margin deposits at clearing organizations; (3) acquire complementary companies or technologies; (4) increase the regulatory net capital necessary to support our operations; or (5) respond to unanticipated or changing capital requirements.

In addition, our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading customers or counterparties, other third parties or us.

All or part of any debt financing could be pursuant to the terms of our credit agreements with third-party lenders, which include restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

In the future, we may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, finance transactions and maintain margin deposits at clearing organizations, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

Our credit agreement contains restrictive and financial covenants that could limit our operating flexibility, and we may incur additional debt in the future that may include similar or additional restrictions.

We are party to a credit agreement that provides for revolving loans and letters of credit up to an aggregate of $750.0 million. Subject to the satisfaction of certain specified conditions, we are permitted to upsize the borrowing capacity of the credit agreement by an additional $375.0 million. Our credit agreement contains certain covenants that, among other things, may restrict our ability to take certain actions, even if we believe them to be in our best interests. These covenants may restrict or prohibit, among other things, our ability to:

- incur or guarantee additional debt;
- create or incur liens;
- change our line of business;
- sell or transfer assets;
- make certain investments or acquisitions;
- pay dividends or distributions, redeem or repurchase our equity or make certain other restricted payments;
- consummate a merger or consolidation;
- enter into certain swap, derivative or similar transactions;
- enter into certain transactions with affiliates; and
- incur restrictions on our ability to grant liens or, in the case of subsidiaries, pay dividends or other distributions.

We are also required by our credit agreement to maintain a maximum consolidated total net leverage ratio and a minimum regulatory net capital balance for certain subsidiaries. We may not be able to meet these requirements or satisfy these covenants in the future. A breach of any of these covenants or the inability to comply with the required financial covenants could result in an event of default under the credit agreement. If any such event of default occurs, the lenders under the credit agreement could elect to declare all amounts outstanding and accrued and unpaid interest under the credit agreement to be immediately due and payable, and could foreclose on the assets securing the credit agreement. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further credit extensions. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to the credit agreement.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of any of the depository institutions that hold our deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity*

As a global technology company, and the provider of electronic trading platforms and solutions for fixed-income and other securities, we view cybersecurity as fundamental to our business. Accordingly, we aim to appropriately secure all of our business operations, including information that we generate in the performance of our services, and data provided to us by third parties, including clients, vendors, business partners and employees.

Risk Management and Strategy

The Company has adopted an Enterprise Risk and Resilience Framework (the "ERRF") to identify, assess, monitor, and manage the Company's risks, including cybersecurity risks. Our Chief Risk Officer (the "CRO") is responsible for implementing and executing the ERRF. The Company's information security and cybersecurity team is staffed with skilled professionals who manage the safeguarding of our information and is led by our Chief Information Security Officer (the "CISO"). This team is responsible for aligning our practices with the requirements of local regulations and the voluntary standards to which we strive to adhere, such as ISO/IEC 27001 and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

The Company's cybersecurity policies, standards, processes and practices are fully integrated into the Company's ERRF and are based on recognized frameworks established by NIST, the International Organization for Standardization ("ISO") and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

As one of the critical elements of the Company's overall ERRF approach, the Company's cybersecurity program is focused on the following key areas:

- **Governance:** As discussed below in more detail under the heading "The Board's Oversight of Cybersecurity Risk," the Board's oversight of cybersecurity risk management is supported by the Risk Committee of the Board (the "Risk Committee"), which regularly interacts with the Company's Chief Operating Officer, CRO, CISO and other members of management.

- **Collaborative Approach:** The Company has implemented a comprehensive, cross-functional approach to identification, protection, detection, response and recovery from cybersecurity threats and incidents, while also implementing controls and procedures that are designed to provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- **Technical Safeguards:** The Company deploys layered technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning:** The Company has established and maintains its Information Security Incident Management Policy that addresses the Company's response to a cybersecurity incident, and such policy is tested and evaluated on a regular basis. The policy applies to all full- and part-time employees and contractors. The goal of the policy is to restore normal service operation as quickly as possible following an event, provide timely and accurate information to relevant stakeholders regarding such an event, as appropriate, and minimize the impact of such an event on our business operations. The policy is designed to ensure that we are meeting both our contractual and regulatory requirements related to cybersecurity events.

- **Data Collection, Use, Processing and Monitoring:** The Company maintains policies and procedures relating to our data collection, use and processing activities, as well as mechanisms for monitoring our data systems and usage. We do not have individual retail clients and any gathering and maintaining of individual consumer data is very limited. We seek to maintain compliance with global data protection laws in the countries in which we operate, including the GDPR, the U.K. Data Protection regime and the California Consumer Privacy Act (the "CCPA").

- **Third-Party Risk Management:** The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Education and Awareness:** The Company provides regular, mandatory training for personnel regarding cybersecurity threats in order to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. In addition, the Company provides regular, mandatory training for personnel regarding key data privacy laws and the appropriate collection, use and storage of data.

We periodically assess and test our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported, as appropriate, to the Risk Committee, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

We experience cybersecurity threats and incidents from time to time. However, as of the date of this report, we have not experienced a cybersecurity threat or incident that has materially affected the Company, including our business strategy, results of operations, or financial condition, in at least the last three years. While we are not currently aware of any risks from cybersecurity threats that are reasonably likely to materially affect the Company, please see Part I, Item 1A. – "Risk Factors – Malicious cyber-attacks, attempted cybersecurity breaches, and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties."

The Board's Oversight of Cybersecurity Risk

The Board recognizes the critical importance of maintaining the trust and confidence of our clients, business partners and employees. The Board is actively involved in oversight of the Company's ERRF, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management. The Board is responsible for overseeing the Company's risk management processes over the short-, medium- and long-term by staying informed of the Company's material risks and evaluating whether management has reasonable controls in place to address such material risks. As part of its oversight responsibilities, the Board dedicates meaningful time and attention to oversight of cybersecurity risk. The Board is not responsible, however, for defining or managing the Company's various risks. See "Management's Involvement in Cybersecurity Risk Oversight" below.

The Board and its committees oversee risk through regular reports from management. The Board's committees report on the matters discussed at the committee level to the full Board. The Risk Committee has primary responsibility for cybersecurity oversight. In that capacity, the Risk Committee receives quarterly presentations and reports, as well as additional updates as needed, on cybersecurity matters. Such updates address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, external threat intelligence, technological trends and cybersecurity considerations arising with respect to the Company's peers and third parties. The Board and the Risk Committee also receive prompt and timely information regarding any cybersecurity incident that meets established internal escalation thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Management's Involvement in Cybersecurity Risk Oversight

The CISO, in coordination with the Company's management risk committee, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO and the management risk committee monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Risk Committee and/or the full Board when appropriate.

The CISO holds undergraduate and masters' degrees in computer science and cybersecurity, respectively, and has served in various senior roles in information technology and information security for over 20 years, including previously serving as the Chief Information Security Officer of a major global asset manager. The CISO has attained the professional certification of Certified Information System Security Professional (CISSP), Certified Information Security Manager (CISM) and Certified in Risk and Information Systems Control (CRISC). The Company's CRO holds an undergraduate degree and has over 30 years of experience managing risks, including risks arising from cybersecurity threats.

The Company is ISO/IEC 27001:2012 certified, which is a global standard that specifies the requirements for establishing, implementing, maintaining, and continually improving information security management systems. Additionally, we have received an independent examination regarding our compliance with SOC 2 Type 2.

Item 2. *Properties.*

Our corporate headquarters and principal U.S. office is located at 55 Hudson Yards in New York, New York, where we lease approximately 83,000 square feet under a lease expiring in August 2034. We also collectively lease approximately 50,000 square feet for our other office locations in jurisdictions including the U.S., United Kingdom, Brazil, the Netherlands, Hong Kong and Singapore.

Item 3. *Legal Proceedings.*

In the normal course of business, we and our subsidiaries included in the consolidated financial statements may be involved in various lawsuits, proceedings and regulatory examinations. We assess liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. Based on currently available information, the outcome of our outstanding matters is not expected to have a material adverse impact on our financial position. It is not presently possible to determine our ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by us. See Note 15 to the Consolidated Financial Statements for a discussion of our commitments and contingencies.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX".

On February 20, 2026, the last reported closing price of our common stock on the NASDAQ Global Select Market was $181.23.

Holders

There were 12 holders of record of our common stock as of February 20, 2026.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2025, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
				(In thousands)
October 1, 2025 - October 31, 2025	812	$ 174.25	—	$ 105,016
November 1, 2025 - November 30, 2025	1,584	160.06	—	105,016
December 1, 2025 - December 31, 2025	1,386,001	173.16	1,386,001	205,016
Total	1,388,397	$ 173.15	1,386,001	

During the three months ended December 31, 2025, we repurchased 1,388,397 shares of common stock. The repurchases included 1,386,001 shares repurchased in connection with our Repurchase Programs (as defined below) and 2,396 shares of common stock that were surrendered to us to satisfy withholding tax obligations upon the exercise of stock options and vesting of restricted shares and restricted stock units.

In January 2022, our Board authorized a share repurchase program for up to $150.0 million (the "2022 Repurchase Program"). In August 2024, our Board authorized a share repurchase program for up to an additional $200.0 million (the "2024 Repurchase Program"). In December 2025, the Board authorized a share repurchase program for an additional $400.0 million (the "2025 Repurchase Program" and, together with the 2022 Repurchase Program and the 2024 Repurchase Program, the "Repurchase Programs"). The Repurchase Programs do not have an expiration date. The 2022 Repurchase Program was exhausted during the first quarter of 2025.

On December 9, 2025, the Company entered into an accelerated stock repurchase agreement (the "ASR") with JPMorgan Chase Bank, National Association ("JPMorgan") pursuant to which the Company paid $300.0 million and received an initial delivery of 1,386,001 shares of the Company's common stock (the "Initial ASR Shares"), representing 80% of the value of such payment in shares, calculated based on the closing share price of $173.16 per share on December 9, 2025. Final settlement of the ASR occurred on February 4, 2026 with the delivery of 359,782 additional shares. The average purchase price per share for shares of common stock purchased by the Company pursuant to the ASR was $171.84, which was determined based on the daily volume-weighted average price of the Company's common stock during the term of the ASR, less a discount.

As of December 31, 2025, we had $205.0 million of remaining capacity under the Repurchase Programs. Shares repurchased under the Repurchase Programs will be held in treasury for future use.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for (i) our common stock; (ii) the S&P 500 Index; (iii) the S&P SmallCap 600 and (iv) the Dow Jones U.S. Financials Index, in each case for the past five years. The Company is presenting both the S&P 500 and the S&P SmallCap 600 as major market indexes to reflect the Company's index change during 2025. The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The figures in this graph assume an initial investment of $100 in our common stock and in each index on December 31, 2020, and that all dividends were reinvested. The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. Risk Factors", in "Cautionary Note Regarding Forward Looking Statements" and elsewhere in this Annual Report on Form 10-K. Except as may be required by applicable law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

The following discussion includes a comparison of our Financial Results, Cash Flow Comparisons and Liquidity and Capital Resources for the years ended December 31, 2025 and 2024, respectively. A discussion of changes in our Financial Results and Cash Flow Comparisons from the year ended December 31, 2023 to the year ended December 31, 2024 may be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Part II of our Annual Report on Form 10-K for the year ended December 31, 2024.

Executive Overview

MarketAxess operates leading electronic trading platforms delivering greater trading efficiency, a diversified pool of liquidity and significant cost savings to approximately 2,100 institutional investor and broker-dealer clients across the global fixed-income and other markets. We have built a differentiated market position through our integrated approach to electronic trading, combining diverse trading protocols, automated and algorithmic execution solutions, intelligent data products and analytics and comprehensive post-trade and technology services. The fixed-income markets we focus on remain significantly less electronified than other asset classes, creating significant opportunities for continued growth.

We believe our scale, network effects, and product innovation uniquely position us to capture increased trading volumes as the markets continue their transition from voice to electronic trading. At the center of our offerings is Open Trading, our award winning all-to-all marketplace, which creates a unique, anonymous liquidity pool that connects market participants across a broad range of fixed-income products. By expanding the number of potential trading counterparties, we believe that Open Trading facilitates price discovery, improves execution quality, and reduces transaction costs for market participants. Institutional investors can also send trading inquiries directly to broker-dealer counterparties on a disclosed basis, while simultaneously accessing the rest of the market on an anonymous basis through Open Trading. We continue to invest in technology innovation. X-Pro, our next-generation trading platform, provides access to multiple trading protocols and workflow tools and integrates our suite of proprietary pre- and post-trade data and analytics tools, powered by our AI-driven pricing engine, CP+, to deliver a seamless user experience. Our automated execution protocols enable clients to pre-define trading parameters and leverage automation to execute transactions seamlessly and efficiently, reducing manual intervention and allowing traders to focus on higher-value opportunities.

We derive revenue from commissions for transactions executed on our platforms, information services, post-trade services and technology services. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising, clearing costs and general and administrative expenses.

Our objective is to create the leading global network for the trading of fixed-income securities for our broker-dealer and institutional investor clients to help them connect, be more efficient and achieve better trading outcomes. We seek to achieve this goal by offering our clients full end-to-end electronic trading solutions and workflow tools, powered by a broad array of proprietary data and analytical tools. The key elements of our strategy are discussed in Part I, Item 1. "Business – Our Strategy."

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may impact trading volume. These factors could have a material adverse or positive effect on our business, financial condition and results of operations. These factors include, among others, fixed-income market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, the duration of U.S. high grade bonds traded, economic and political conditions in the United States, Europe and elsewhere, including recent and potential future changes in tariffs, international trade agreements or trade policies, and the consolidation or contraction of our broker-dealer and institutional investor clients.

In 2025, the market backdrop for the Company showed increases in estimated U.S. credit market volumes, with U.S. high-grade and U.S. high-yield market average daily volume up 8.4% and 19.5%, respectively, compared to the prior year. However, despite an increase in volatility during March and April, credit spreads and credit spread volatility remained at relatively low levels throughout much of 2025. With regard to the international products traded on our platforms, estimated market volumes of emerging markets and eurobonds increased significantly compared to the prior year.

Because the majority of our assets are short-term in nature, they are not significantly affected by inflation. However, the rate of inflation impacts our expenses, such as employee compensation, technology and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation has other adverse effects on the securities markets or the economy, our financial position and results of operations may be adversely affected.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law in the United States. The OBBBA made significant changes to existing U.S. federal and international tax provisions. The most impactful provisions to our business include the immediate expensing of domestic U.S. research. The OBBBA may have various impacts which are complicated by their different effective dates and many elections available in the OBBBA, as well as uncertainties around U.S. states' reactions to these federal tax law changes. The OBBBA did not have a material impact on our effective tax rate.

We expect that current cash and investment balances, in combination with cash flows that are generated from operations and the ability to borrow under our 2026 Amended Credit Agreement (as defined below), will be sufficient to meet our liquidity needs and planned capital expenditure requirements for at least the next twelve months. We ended the year with $529.9 million in available borrowing capacity under our 2023 Credit Agreement (as defined below) and capital significantly in excess of our regulatory requirements.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage, in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer or all-to-all trading platforms. Competitors, including companies in which some of our broker-dealer clients have invested, have developed or acquired electronic trading platforms or have announced their intention to explore the development of electronic platforms or information networks that may compete with us.

We primarily compete on the basis of our client network, the liquidity provided by our dealer, and, to a lesser extent, institutional investor clients, the total transaction costs and fees associated with our services, the breadth of products, protocols and services offered, as well as the quality, reliability, security and ease of use of our platforms. We believe that our ability to grow volumes and revenues will largely depend on our performance with respect to these factors.

There has been increased demand for portfolio trading workflows over the last few years, which has resulted in heightened competition among trading platforms to enhance their portfolio trading offerings and expand them across different geographies and products. Clients have been using portfolio trading workflows in lieu of more established trading protocols designed to generate price competition on individual bonds. Our dealer clients have also increased their usage of matching sessions offered by competing platforms in recent periods. To the extent that our clients increase their use of portfolio trading and matching session protocols offered by other platforms, our market share could decrease. Due to the large size of the trades and the concentration of activity at the end of the month, portfolio trading can drive significant swings in trading volumes and estimated market share. Furthermore, portfolio trading is generally provided under a lower-fee structure than other protocols and the growth of portfolio trading on our platform will likely have a negative impact on our average credit variable transaction fee per million.

Our competitive position is enhanced by the unique liquidity provided by our Open Trading functionalities and the integration of our broker-dealer and institutional investor clients with our electronic trading platforms and other systems. We have focused on the unique aspects of the fixed-income markets we serve in the development of our platforms, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our business is subject to extensive regulations in the United States and internationally, which may expose us to significant regulatory risk and cause us to incur additional expense. The existing legal framework that governs the financial markets is periodically reviewed and amended, resulting in the enactment and enforcement of new laws and regulations that apply to our business. The SEC adopted final rules regarding the central clearing of certain secondary market transactions involving U.S. Treasury securities, which are currently set to become effective for certain cash market transactions on December 31, 2026. Once effective, this central clearing mandate will impact certain of our participants who do not centrally clear such trades today. These reforms may also change how our clients trade and where they clear when using our platforms. While we expect this change will increase our own platform efficiency, it could also negatively affect trading activity and liquidity in the markets in which we operate, and it is still unknown at this time the full impact of this change, and what effect it will have, whether positive or negative, on our industry, our clients or us. In addition, the SEC withdrew multiple rule proposals in 2025, including those relating to the expansion of Regulation ATS and Regulation SCI. It remains unknown to what extent new legislation will be passed into law or whether other pending or new regulatory proposals will be adopted, abandoned or modified, or what effect such passage, adoption, abandonment or modification will have, whether positive or negative, on our industry, our clients or us.

We provide regulated services to our clients within the E.U. in reliance upon the authorizations our subsidiaries have received from the AFM in the Netherlands. Brexit has led to an ongoing divergence between the U.K. and E.U. financial regulations, which has made it more difficult and costly to comply with the extensive government regulation to which we are subject. The cost and complexity of operating across increasingly divergent regulatory regimes have increased and are likely to continue to increase in the future.

Compliance with new regulations may require us to dedicate additional financial and operational resources, which may adversely affect our profitability. For example, the E.U.'s Digital Operational Resilience Act ("DORA"), which focuses on the security of network and information systems of financial services entities, as well as third parties which provide certain information communication technology services ("ICTs") to them, became applicable to portions of our business in January 2025. DORA has, among other things, introduced significant additional ICT-related governance, risk management, resilience testing and sub-contracting and notification requirements. However, we also believe new regulations may increase demand for our platforms and we believe we are well positioned to benefit from those regulatory changes that cause market participants to seek electronic trading platforms that meet the various regulatory requirements.

For further description of the regulations which govern our business, see Part I, Item 1. "Business—Government Regulation."

Technology Environment

We must continue to enhance and improve our electronic trading platforms. The markets in which we compete are characterized by increasingly complex protocols, systems, technology and infrastructure requirements that require us to devote substantial resources to modify and adapt our services. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our existing and prospective broker-dealer and institutional investor clients and respond to technological advances and emerging industry and regulatory standards and practices, including cloud and AI technologies, on a cost-effective and timely basis. For example, in 2025, we continued our roll-out of Targeted RFQ, which highlights our AI-driven dealer selection tool, a machine learning model that predicts which counterparties are most likely to provide competitive pricing for high-touch workflows. We have also recently expanded our global Mid-X offering, a sessions-based mid-point matching tool for broker-dealers, to emerging market bonds. In addition, as the overall share of electronic trading grows in global credit products, we are experiencing continued demand for, and growth in, our automated and algorithmic trading solutions. We also support a large and growing base of dealer market making algorithms. We plan to continue to focus on technology infrastructure and automation initiatives to support more efficient trade execution by our clients.

We experience cybersecurity threats and incidents from time to time. However, as of the date of this report, MarketAxess has not experienced a cybersecurity threat or incident that has materially affected the Company in at least the past three years. Cybersecurity incidents could impact revenue and operating income and increase costs. We therefore continue to make investments in our cybersecurity infrastructure and training of employees, which may result in increased costs, to strengthen our cybersecurity measures.

See also Part I, Item 1A. – "Risk Factors, Technology, IT Systems and Cybersecurity Risks" and Part I, Item 1C – "Cybersecurity."

Trends in Our Business

The majority of our revenue is derived from commissions for transactions executed on our platforms between and among our institutional investor and broker-dealer clients. We believe that the following are the key variables that impact the notional value of such transactions on our platforms and our revenues:

- the number of participants on our platforms and their willingness to use our platforms instead of competitors' platforms or other execution methods;

- the particular trading protocol that our participants use to trade securities on our platforms;

- the frequency and competitiveness of the price responses by participants on our platforms;

- the number of markets that are available for our participants to trade on our platforms;

- the overall level of activity in these markets;

- the duration of the U.S. high grade bonds trading on our platforms, which may be affected by inflation, among other macroeconomic factors; and

- the particular fee plan under which we earn commissions.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platforms, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

As further described under "— Critical Factors Affecting our Industry and our Company — Economic, Political and Market Factors" and "— Results of Operations — Year Ended December 31, 2025 Compared to Year Ended December 31, 2024", in 2025, our trading volumes increased and our average variable transaction fee per million decreased.

Components of Our Results of Operations

Commission Revenue

Commissions are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on our platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

For Open Trading trades that we execute between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two trades. For the majority of U.S. Treasury matched principal trades, commissions are invoiced and recorded on a monthly basis.

Credit Commissions. Credit includes U.S. high-grade corporate bonds, high-yield bonds, emerging markets bonds, eurobonds, municipal bonds and leveraged loans. Our U.S. high-grade corporate bond fee plans generally incorporate variable transaction fees and fixed distribution fees billed to our broker-dealer clients on a monthly basis. Certain broker-dealers participate in fee programs that do not contain monthly distribution fees and instead incorporate additional per transaction execution fees and minimum monthly fee commitments. Under these fee plans, we electronically add the transaction fee to the spread quoted by the broker-dealer client. The U.S. high-grade transaction fee is generally designated in basis points in yield and, as a result, is subject to fluctuation depending on the duration of the bond traded.

Commissions for high-yield bonds, emerging markets bonds, eurobonds, municipal bonds and leveraged loans generally vary based on the type of the instrument traded using standard fee schedules. Certain dealers participate in a high-yield fee plan that incorporates a variable transaction fee and a fixed distribution fee, while other dealers participate in a plan that does not contain monthly distribution fees and instead incorporates additional per transaction execution fees and minimum monthly fee commitments.

The average credit fees per million may vary in the future due to changes in yield, years-to-maturity and nominal size of high-grade bonds traded on our platforms and changes in product mix or trading protocols.

Credit distribution fees include any unused monthly fee commitments under our variable fee plans.

Rates Commissions. Rates includes U.S. Treasury, U.S. agency and European government bonds. Commissions for rates products generally vary based on the type of the instrument traded. U.S. Treasury fee plans are typically volume tiered and can vary based on the trading protocol. The average rates fee per million may vary in the future due to changes in product mix or trading protocols.

We anticipate that average fees per million may change in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Commissions. Other commissions include equities and foreign exchange commissions for algorithmic trading services and derivative and ETF commissions earned by RFQ-hub. Commissions for equities, foreign exchange, derivatives and ETFs are volume-tiered and consist of variable transaction fees that are billed monthly.

Information Services

We generate proprietary data from the trading activity and order flow on our platforms. We have prioritized the use of this data to power our AI-driven trading solutions and analytical products. We believe this approach has positioned us to capture higher long-term value by leveraging our proprietary data to enhance our trading solutions and strengthen the integrated value proposition of our platform. We generate revenue from data licensed to our broker-dealer clients, institutional investor clients and data-only subscribers; professional and consulting services; technology software licenses; and maintenance and support services. These revenues are either for subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services. Revenues for services transferred over time are recognized ratably over the contract period while revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period.

Post-trade Services

We generate revenue from regulatory transaction reporting, trade publication and post-trade matching services. Customers are generally billed in the current month or monthly in arrears and revenue is recognized in the period that the transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. We also generate one-time implementation fees for onboarding clients, which are invoiced and recognized in the period the implementation is complete.

Technology Services

Technology services include technology-related license and connectivity fees and revenue generated from telecommunications line charges to broker-dealer clients.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock-based compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over three to five years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, which range from one to 15 years, using either a straight-line or accelerated amortization method based on the pattern of economic benefit that we expect to realize from such assets. Intangible assets are assessed for impairment annually, or sooner when events or circumstances indicate a possible impairment.

Technology and Communications. Technology and communications expense consists primarily of costs relating to software and licenses, maintenance on software and hardware, cloud hosting costs, data feeds provided by outside vendors, U.S. government bonds technology platform licensing fees, data center hosting costs and our internal network connections. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and other consultants for services provided for the maintenance of our trading platforms, information and post-trade services products and other services.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of branding and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platforms, information services and post-trade services.

Clearing Costs. Clearing costs consist of fees that we are charged by third-party clearing brokers and depositories for the clearing and settlement of matched principal trades, regulatory reporting fees and variable transaction fees assessed by the provider of our third-party middle office system.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors' expenses, regulatory fees, subscription costs, charitable contributions, provision for doubtful accounts, various state franchise and U.K. value-added taxes and other miscellaneous expenses.

Expenses may continue to grow in the future, notably in employee compensation and benefits as we increase headcount to support investment in new products, operational support and geographic expansion, depreciation and amortization due to increased investment in new products and enhancements to our trading platforms, and technology and communication costs. Expenses may also grow due to increased regulatory complexity, acquisitions or the continued effects of inflation.

Other Income (Expense)

Interest Income. Interest income consists of interest income earned on our cash and cash equivalents, restricted cash, deposits and investments.

Interest Expense. Interest expense consists of financing charges incurred on borrowings.

Equity in Earnings of Unconsolidated Affiliate. Equity in earnings of unconsolidated affiliate represents the proportionate share of our equity method investee's net income.

Other, Net. Other, net consists of realized and unrealized gains and losses on trading security investments and foreign currency forward contracts, foreign currency transaction gains or losses, investment advisory fees, credit facility administrative fees, gains or losses on revaluations of contingent consideration payable and other miscellaneous revenues and expenses.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Critical accounting estimates for us include stock-based compensation.

Stock-based compensation

We maintain the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (the "2020 Plan") which provides for the grant of restricted stock, restricted stock units, performance shares, performance stock units (collectively, "Full Value Awards"), stock options and other stock-based awards to encourage employees, consultants and non-employee directors to participate in our long-term success. We make critical accounting estimates related to performance stock units granted under the 2020 Plan (the "PSUs").

In 2023, 2024 and 2025, the PSUs were granted to the executive officers and certain senior managers. Each PSU is earned or forfeited based on our level of achievement of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit. The vested share payout ranges from zero to 200.0% of the PSU target. The number of PSUs that vest, if any, is determined by the level of achievement of the performance metrics during the three-year performance periods, as certified by the Compensation and Talent Committee following the conclusion of the performance period. In addition, participants must provide continued service through the vesting date, subject to death, disability and qualified retirement exceptions, as applicable. Compensation expense for the PSUs is measured using the fair value of our stock at the grant date and estimates of future performance and actual share payouts. Each period, we make estimates of the current expected share payouts and adjust the life-to-date compensation expense recognized since the grant date. As of December 31, 2025, a 10.0% change in the expected final share payouts would increase or decrease the total value of the awards by $1.3 million. The estimated final share payouts for the 2023 and 2024 awards as of December 31, 2025 decreased 27.6% compared to December 31, 2024.

Goodwill and Intangible Assets

Goodwill is assessed for impairment annually in the fourth quarter or more frequently if events occur or circumstances change that indicate an impairment may exist. When assessing goodwill for impairment, first, a qualitative assessment can be made to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying value. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. As a result of the annual assessment, we determined that it was more likely than not that the estimated fair value of goodwill exceeded its carrying value. Therefore, we determined that goodwill was not impaired and that a quantitative goodwill test was not required.

Identifiable intangible assets are tested for impairment annually, or sooner when events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. Judgment is required to evaluate whether indications of potential impairment have occurred, and to test identifiable intangible assets for impairment, if required. An impairment is recognized if the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. During the year ended December 31, 2025, there were no events or changes in circumstances that suggested our intangible assets' carrying values exceeded their fair values, and as such, no impairment charges were recorded.

Uncertain tax positions

Our interpretations of tax laws around the world are subject to review and examination by the various taxing authorities in the jurisdictions where we operate, and disputes may occur regarding our view on a tax position. These disputes over interpretations with the various taxing authorities may be settled by audit, administrative appeals or adjudication in the court systems of the tax jurisdictions in which we operate.

In accounting for income taxes, we recognize tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority or the court of last resort based on the technical merits of the position. We reassess our unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, relevant tax court rulings and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured based on the largest amount of benefit that we believe is more-likely-than-not to be realized upon settlement. It is possible that the reassessment of our unrecognized tax benefits may have a material impact on our effective income tax rate in the period in which the reassessment occurs. See Note 9 for a discussion of our provisions for unrecognized tax benefits related to current and prior periods.

Recent Accounting Pronouncements

See Note 2 for a discussion of any recent accounting pronouncements relevant to our Consolidated Financial Statements.

Segment Results

We provide end-to-end trading solutions, including the operation of electronic platforms for the trading of fixed-income and other securities and related data, analytics, compliance tools, post-trade services, automated trading services and technology services. We consider our operations to constitute a single business segment because of the highly integrated nature of these products and services within the trading lifecycle, the use of a single inter-connected suite of technology solutions underlying all services, the financial markets in which we compete and our worldwide business activities. See Note 16 to the Consolidated Financial Statements for certain geographic information about our business required by GAAP.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table summarizes our financial results for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025	2024	$ Change	% Change
	($ in thousands, except per share amounts)			
Revenues	$ 846,268	$ 817,097	$ 29,171	3.6 %
Expenses	504,430	476,227	28,203	5.9
Operating income	341,838	340,870	968	0.3
Other income (expense)	25,157	19,676	5,481	27.9
Income before income taxes	366,995	360,546	6,449	1.8
Provision for income taxes	120,083	86,365	33,718	39.0
Net income	$ 246,912	$ 274,181	$ (27,269)	(9.9) %
Less: income attributable to redeemable noncontrolling interest	(285)	—	(285)	NM
Net income available for common stockholders	$ 246,627	$ 274,181	$ (27,554)	(10.1)
Net income per common share – Diluted	$ 6.64	$ 7.28	$ (0.64)	(8.8) %

Changes in average foreign currency exchange rates compared to the U.S. dollar had the effect of increasing revenues and expenses by $4.6 million and $4.5 million, respectively, for the year ended December 31, 2025.

Revenues

Our revenues for the years ended December 31, 2025 and 2024, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2025		2024			
	($ in thousands)					
		% of Revenues		% of Revenues	$ Change	% Change
Commissions	$ 734,623	86.8 %	$ 711,710	87.1 %	$ 22,913	3.2 %
Information services	53,230	6.3	50,540	6.2	2,690	5.3
Post-trade services	44,491	5.3	42,487	5.2	2,004	4.7
Technology services	13,924	1.6	12,360	1.5	1,564	12.7
Total revenues	$ 846,268	100.0 %	$ 817,097	100.0 %	29,171	3.6 %

Commissions

Our commission revenues for the years ended December 31, 2025 and 2024, and the resulting dollar and percentage changes, were as follows:

| | Year Ended December 31, | | | |
| | 2025 | 2024 | $ Change | % Change |
	($ in thousands)			
Variable transaction fees				
Credit	$ 541,986	$ 533,363	$ 8,623	1.6 %
Rates	28,198	25,165	3,033	12.1
Other	30,264	20,016	10,248	51.2
Total variable transaction fees	600,448	578,544	21,904	3.8
Fixed distribution fees				
Credit	133,820	132,898	922	0.7
Rates	355	268	87	32.5
Total fixed distribution fees	134,175	133,166	1,009	0.8
Total commissions	$ 734,623	$ 711,710	$ 22,913	3.2 %

Credit variable transaction fees increased by $8.6 million, driven by a 10.0% increase in trading volume, partially offset by a 7.6% decrease in total credit average variable transaction fee per million. Rates variable transaction fees increased by $3.0 million, driven principally by a 14.9% increase in trading volumes, partially offset by a 2.5% decrease in average variable transaction fee per million. Other variable transaction fees include equities and foreign exchange commissions and, beginning in May 2025, derivative and ETF commissions earned by RFQ-hub.

Our trading volumes for the years ended December 31, 2025 and 2024 were as follows:

		Year Ended December 31,		
	2025	2024	$ Change	% Change
		($ in millions)		
Trading volume data				
Credit				
High-grade	$ 1,786,664	$ 1,711,275	$ 75,389	4.4 %
High-yield	376,772	334,761	42,011	12.5
Emerging markets	979,903	859,412	120,491	14.0
Eurobonds	605,623	508,093	97,530	19.2
Other credit	153,869	135,975	17,894	13.2
Total credit	3,902,831	3,549,516	353,315	10.0
Rates				
U.S. government bonds	6,322,098	5,511,045	811,053	14.7
Agency and other government bonds	272,951	227,614	45,337	19.9
Total rates	6,595,049	5,738,659	856,390	14.9
Total trading volume	$ 10,497,880	$ 9,288,175	$ 1,209,705	13.0 %
Number of U.S. Trading Days	249	250		
Number of U.K. Trading Days	252	253		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates.

The 4.4% increase in our U.S. high-grade volume was principally due to an increase in estimated market volumes, partially offset by a decrease in our estimated market share. Estimated U.S. high-grade market volume as reported by TRACE increased by 8.0% to $9.7 trillion for the year ended December 31, 2025 compared to the year ended December 31, 2024. Our estimated market share of total U.S. high-grade corporate bond volume decreased to 18.4% for the year ended December 31, 2025 from 19.0% for the year ended December 31, 2024. U.S. high-yield volume increased by 12.5% primarily due to an increase in estimated market volumes, partially offset by a decrease in our estimated market share. Our estimated market share of total U.S. high-yield corporate bond volume decreased to 12.5% for the year ended December 31, 2025 from 13.2% for the year ended December 31, 2024.

Emerging markets and eurobond volumes increased by 14.0% and 19.2%, respectively, driven by an increase in block trading. Other credit volumes increased 13.2%, mainly due to an increase in estimated municipal bond market volumes. Rates trading volume increased 14.9%, primarily due to an increase in estimated market volumes.

Our average variable transaction fee per million for the years ended December 31, 2025 and 2024 was as follows:

		Year Ended December 31,		
	2025	2024	$ Change	% Change
Average variable transaction fee per million				
Credit	$ 138.87	$ 150.26	$ (11.39)	(7.6) %
Rates	4.28	4.39	(0.11)	(2.5)

Credit average variable transaction fee per million decreased by 7.6% to $138.87 per million for the year ended December 31, 2025, mainly due to protocol mix-shift reflecting increased portfolio trading.

Information Services. Information services revenue increased by $2.7 million for the year ended December 31, 2025, mainly due to net new data contract revenue of $1.8 million and the positive impact of foreign currency fluctuations of $0.9 million.

Post-Trade Services. Post-trade services revenue increased by $2.0 million for the year ended December 31, 2025, principally due to the positive impact of foreign currency fluctuations of $1.4 million and net new contract revenue of $0.6 million.

Technology Services. Technology services revenue increased by $1.6 million for the year ended December 31, 2025 due to higher license and connectivity fees.

Expenses

The following table summarizes our expenses for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025	2024	$ Change	% Change
	($ in thousands)			
Expenses				
Employee compensation and benefits	$ 248,537	$ 235,880	$ 12,657	5.4 %
Depreciation and amortization	76,699	73,824	2,875	3.9
Technology and communications	78,294	72,166	6,128	8.5
Professional and consulting fees	31,487	27,382	4,105	15.0
Occupancy	15,038	14,690	348	2.4
Marketing and advertising	11,204	11,713	(509)	(4.3)
Clearing costs	16,583	17,863	(1,280)	(7.2)
General and administrative	26,588	22,709	3,879	17.1
Total expenses	$ 504,430	$ 476,227	$ 28,203	5.9 %

Employee compensation and benefits increased by $12.7 million primarily due to higher salary costs on higher average headcount and higher severance costs, including repositioning charges related to changes in the Company's management structure.

Depreciation and amortization increased by $2.9 million primarily due to higher amortization of software development costs, offset by lower depreciation of production software.

Technology and communications expenses increased by $6.1 million, primarily due to higher software as a service costs and cloud hosting fees.

Professional and consulting fees increased by $4.1 million primarily due to higher IT consulting costs, higher other consulting expenses and higher non-IT consulting costs, partially offset by lower acquisition-related consulting and legal costs.

Clearing costs decreased by $1.3 million primarily due to lower U.S. Treasury clearing costs.

General and administrative expenses increased by $3.9 million, primarily due to higher subscription costs and higher charitable contributions.

Other Income (Expense)

Our other income (expense) for the years ended December 31, 2025 and 2024, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2025	2024	$ Change	% Change
	($ in thousands)			
Interest income	$ 24,397	$ 26,046	$ (1,649)	(6.3) %
Interest expense	(1,487)	(1,601)	114	(7.1)
Equity in earnings of unconsolidated affiliate	457	1,395	(938)	(67.2)
Other, net	1,790	(6,164)	7,954	NM
Total other income (expense)	$ 25,157	$ 19,676	$ 5,481	27.9 %

NM - not meaningful

Interest income decreased by $1.6 million primarily due to lower interest rates.

Interest expense decreased by $0.1 million primarily due to lower financing charges incurred on our short-term borrowing arrangements.

Equity in earnings of unconsolidated affiliate represents the proportionate share of net income of our equity method investee through May 9, 2025, the date of the 2025 RFQ-hub Acquisition (as defined below).

Other, net increased by $8.0 million principally driven by foreign exchange gains in the current year compared to losses in the prior year and unrealized gains on our investments in the current period compared to unrealized losses in the prior period.

Provision for Income Taxes.

The provision for income taxes and effective tax rate for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,						
	2025		**2024**		**$ Change**		**% Change**
	($ in thousands)						
Provision for income taxes	$	120,083	$	86,365	$	33,718	39.0 %
Effective tax rate		32.7%		24.0%			

Our consolidated effective tax rate can vary from period to period depending on the geographic mix of our earnings, provisions for unrecognized tax benefits, changes in tax legislation and tax rates and the amount and timing of excess tax benefits or detriments related to share-based payments, among other factors. The increase in the effective tax rate for the year ended December 31, 2025 is due to the reserve for unrecognized tax benefits established in 2025.

Liquidity and Capital Resources

During the year ended December 31, 2025, we have met our funding requirements through cash on hand, internally generated funds and short-term borrowings. Cash and cash equivalents and corporate bond and U.S. Treasury investments totaled $678.9 million as of December 31, 2025. Our investments generally consist of investment-grade corporate bonds and U.S. Treasury securities. We limit the amounts that can be invested in any single issuer and invest in short- to intermediate-term instruments whose fair values are less sensitive to interest rate changes.

In August 2023, we entered into a three-year revolving credit facility (the "2023 Credit Agreement"), which provides aggregate commitments totaling $750.0 million, consisting of a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. The 2023 Credit Agreement was amended and restated on February 4, 2026 (the "2026 Amended Credit Agreement"). The 2026 Amended Credit Agreement will mature on February 2, 2029, with our option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. As of December 31, 2025, we had $220.0 million of borrowings and $0.1 million in letters of credit outstanding, and $529.9 million in available borrowing capacity under the 2023 Credit Agreement. Borrowings under the 2026 Amended Credit Agreement will bear interest at a rate per annum equal to an alternate base rate or the adjusted term Secured Overnight Financing Rate ("SOFR") rate, plus an applicable margin that varies with our consolidated total leverage ratio. The 2026 Amended Credit Agreement requires that we satisfy certain covenants, including a requirement to not exceed a maximum consolidated total leverage ratio. We were in compliance with all applicable covenants at December 31, 2025. See Note 13 to the Consolidated Financial Statements for a discussion of the 2023 Credit Agreement. See Note 20 to the Consolidated Financial Statements for a discussion of the 2026 Amended Credit Agreement.

In connection with their self-clearing operations, certain of our operating subsidiaries maintain agreements with a settlement bank to allow the subsidiaries to borrow an aggregate of up to $500.0 million on an uncommitted basis, collateralized by eligible securities pledged by the subsidiaries to the settlement bank, subject to certain haircuts. Borrowings under these agreements will bear interest at a base rate per annum equal to 1.00% plus the higher of (i) the upper range of the Federal Funds Rate, (ii) one-month SOFR plus an applicable margin or (iii) 0.25%. As of December 31, 2025, the subsidiaries had no borrowings outstanding and up to $500.0 million in available uncommitted borrowing capacity under such agreements. See Note 13 to the Consolidated Financial Statements for a discussion of these agreements.

Under arrangements with their settlement banks, certain of our operating subsidiaries may receive overnight financing in the form of bank overdrafts. As of December 31, 2025, we had no overdrafts payable outstanding.

As a result of our self-clearing and settlement activities, we are required to finance certain transactions, maintain deposits with various clearing organizations and clearing broker-dealers and maintain a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2025, the aggregate amount of the positions financed, restricted cash deposits and customer reserve balances associated with our self-clearing and settlement activities was $213.8 million. These requirements can fluctuate based on trading activity, market volatility or other factors which may impact our liquidity or require us to use our capital resources.

Cash Flows for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Our cash flows were as follows:

| | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
	($ in thousands)			
Net cash provided by operating activities	$ 382,139	$ 385,237	$ (3,098)	(0.8) %
Net cash (used in) investing activities	(96,927)	(86,935)	(9,992)	11.5
Net cash (used in) financing activities	(332,369)	(201,377)	(130,992)	65.0
Effect of exchange rate changes on cash and cash equivalents	22,549	(8,138)	30,687	NM
Net increase/(decrease) for the period	$ (24,608)	$ 88,787	$ (113,395)	(127.7) %

NM - not meaningful

Cash flows from operating activities consist primarily of net income adjusted for non-cash items that primarily include depreciation and amortization, stock-based compensation expense, deferred tax expense and changes in receivables and payables on the consolidated statement of financial condition. The $3.1 million decrease in net cash provided by operating activities was primarily due to lower net income and unfavorable changes in net receivables from broker-dealers, clearing organizations and customers, and accrued employee compensation, partially offset by favorable changes in income and other tax liabilities, accounts receivable, trading investments and accounts payable, accrued expenses and other liabilities.

The $10.0 million increase in net cash used in investing activities was primarily due to net cash outflows for the 2025 RFQ-hub Acquisition, offset by lower net purchases of securities available-for-sale.

The $131.0 million increase in net cash used in financing activities was principally due to higher repurchases of common stock, including the ASR, higher cash dividends and lower exercises of stock options, offset by higher net proceeds from borrowings.

The $30.7 million change in the effect of exchange rate changes on cash and cash equivalents was driven by changes in the cumulative translation adjustment which reflects the strengthening of the British Pound and Euro versus the U.S. dollar in the year ended December 31, 2025.

Past trends of cash flows are not necessarily indicative of future cash flow levels. A decrease in cash flows may have a material adverse effect on our liquidity, business and financial condition.

Other Factors Influencing Liquidity and Capital Resources

We believe that our current resources are adequate to meet our liquidity needs and requirements, including commitments for capital expenditures, in the short-term (during the next 12 months). However, our future liquidity and capital requirements will depend on a number of factors, including liquidity requirements associated with our self-clearing operations and expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue streams. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all, may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business. In addition, in the long-term (beyond 12 months), we believe our liquidity needs and requirements will be affected by the factors discussed above.

One of our U.S. subsidiaries is registered as a broker-dealer and is subject to the applicable rules and regulations of the SEC, FINRA and the CFTC. These rules contain minimum net capital requirements, as defined in the applicable regulations. Certain of our foreign subsidiaries are regulated by the FCA in the U.K. or other foreign regulators and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of December 31, 2025, each of our subsidiaries that are subject to these regulations had net capital or financial resources in excess of their minimum requirements. As of December 31, 2025, our subsidiaries maintained aggregate net capital and financial resources that were $593.4 million in excess of the required levels of $39.8 million.

Each of our U.S. and foreign regulated subsidiaries are subject to local regulations which generally limit, or require the prior notification to or approval from such regulated entity's principal regulator before, the repayment of borrowings from our affiliates, paying cash dividends, making loans to our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources.

We execute securities transactions between our institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. Our operating subsidiaries settle such transactions using their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, we may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge us for any losses they suffer resulting from a counterparty's failure on any of our trades. We did not record any liabilities or losses with regard to counterparty failures for the years ended December 31, 2025 and 2024. Substantially all of our open securities failed-to-deliver and securities failed-to-receive transactions as of December 31, 2025 have subsequently settled at the contractual amounts.

In the normal course of business, we enter into contracts that contain a variety of representations, warranties and indemnification provisions. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred.

We have leases for corporate offices and equipment with initial lease terms ranging from one year to 15 years. We have total future contractual rent payments on these leases of $82.2 million, with $12.7 million due within the next 12 months and $69.5 million due beyond 12 months.

We enter into foreign currency forward contracts to economically hedge our exposure to variability in certain foreign currency transaction gains and losses. As of December 31, 2025, the notional value of our foreign currency forward contracts outstanding was $94.2 million and the fair value of the asset was $1.8 million. We also may enter into interest rate swap agreements to manage our exposure to the effect of interest rate changes on our unrealized gains and losses on U.S. Treasury investments. As of December 31, 2025, we had no interest rate swaps outstanding.

In January 2022, our Board authorized the 2022 Repurchase Program for up to $150.0 million. In August 2024, our Board authorized the 2024 Repurchase Program for up to an additional $200.0 million. In December 2025, the Board authorized the 2025 Repurchase Program for an additional $400.0 million. The Repurchase Programs do not have an expiration date. As of December 31, 2025, we had $205.0 million of remaining capacity under the Repurchase Programs. Shares repurchased under the Repurchase Programs will be held in treasury for future use.

On December 9, 2025, the Company entered into an accelerated stock repurchase agreement (the "ASR") with JPMorgan Chase Bank, National Association ("JPMorgan") pursuant to which the Company paid $300.0 million and received an initial delivery of 1,386,001 shares of the Company's common stock (the "Initial ASR Shares"), representing 80% of the value of such payment in shares, calculated based on the closing share price of $173.16 per share on December 9, 2025. Final settlement of the ASR occurred on February 4, 2026 with the delivery of 359,782 additional shares. The average purchase price per share for shares of common stock purchased by the Company pursuant to the ASR was $171.84, which was determined based on the daily volume-weighted average price of the Company's common stock during the term of the ASR, less a discount.

In January 2026, our Board approved a quarterly cash dividend of $0.78 per share payable on March 4, 2026 to stockholders of record as of the close of business on February 18, 2026. Any future declaration and payment of dividends will be at the sole discretion of our Board.

See Item 5 of this Annual Report on Form 10-K for additional discussion of our repurchases of our common stock and our dividend policy.

Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, we use certain non-GAAP financial measures: earnings before interest, taxes, depreciation and amortization ("EBITDA"), EBITDA margin and free cash flow. From time to time, we present selected GAAP-basis financial results, excluding notable items. Notable items are revenues, expenses, other income (expense) and tax related items that are non-recurring and outside of the Company's normal course of business or other notables, such as acquisition and restructuring charges or gains/losses on sales (collectively, "notable items"). We define EBITDA margin as EBITDA divided by revenues. We define free cash flow as net cash provided by/(used in) operating activities excluding the net change in trading investments and net change in securities failed-to-deliver and securities failed-to-receive from broker-dealers, clearing organizations and customers, less expenditures for furniture, equipment and leasehold improvements and capitalized software development costs. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. We believe that these non-GAAP financial measures, when taken into consideration with the corresponding GAAP financial measures, provide additional information regarding our operating results because they assist both investors and management in analyzing and evaluating the performance of our business.

The table set forth below presents a reconciliation of our total expenses to total expenses, excluding notable items, other income (expense) to other income (expense) excluding notable items, net income to net income, excluding notable items, diluted EPS to diluted EPS, excluding notable items, and the effective tax rate to effective tax rate, excluding notable items for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		2024	
	($ in thousands)			
Total Expenses, GAAP-basis	$	504,430	$	476,227
Exclude: Notable items				
Repositioning charges[1]		(5,054)		—
Total Expenses, excluding notable items	$	499,376	$	476,227
Other income (expense), GAAP-basis	$	25,157	$	19,676
Exclude: Notable items				
Acquisition-related charge/(credit)[2]		557		—
Other income (expense), excluding notable items	$	25,714	$	19,676
Net income, GAAP-basis	$	246,912	$	274,181
Exclude: Notable items				
Repositioning charges[1]		5,054		—
Acquisition-related charge/(credit)[2]		557		—
Income tax impact from notable items		(1,471)		—
Reserve for uncertain tax positions related to prior periods		23,631		—
Net income, excluding notable items	$	274,683	$	274,181
Diluted EPS, GAAP-basis	$	6.64	$	7.28
Notable items as reconciled above		0.75		—
Diluted EPS, excluding notable items	$	7.39	$	7.28
Effective tax rate, GAAP-basis		32.7%		24.0%
Notable items as reconciled above		(6.4)		—
Effective tax rate, excluding notable items		26.3%		24.0%

[1] Repositioning charges consist of severance included in employee compensation and benefits
[2] Consists of loss on remeasurement of previous equity interest in RFQ-hub to fair value

The table set forth below presents a reconciliation of our net income to EBITDA and net income margin to EBITDA margin, as defined, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
	($ in thousands)			
Net income	$	246,912	$	274,181
Interest income		(24,397)		(26,046)
Interest expense		1,487		1,601
Provision for income taxes		120,083		86,365
Depreciation and amortization		76,699		73,824
EBITDA	$	420,784	$	409,925
Net income margin		29.2%		33.6%
Interest income		(2.9)		(3.2)
Interest expense		0.2		0.2
Provision for income taxes		14.1		10.6
Depreciation and amortization		9.1		9.0
EBITDA margin		49.7%		50.2%

The table set forth below presents a reconciliation of our net cash provided by operating activities to free cash flow, as defined, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		**2024**	
	($ in thousands)			
Net cash provided by operating activities	$	382,139	$	385,237
Exclude: Net change in trading investments		(206)		629
Exclude: Net change in fail-to-deliver/receive from broker-dealers, clearing organizations and customers		22,965		(1,118)
Less: Purchases of furniture, equipment and leasehold improvements		(8,204)		(9,942)
Less: Capitalization of software development costs		(49,810)		(46,623)
Free Cash Flow	$	346,884	$	328,183

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2025, we had $100.8 million of investments in U.S. Treasuries that were classified as trading securities and $58.4 million of investments in corporate bonds that were classified as available-for-sale. Adverse movements, such as a decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. A 10.0% decrease in the market value of our U.S Treasuries or available-for-sale investments would result in losses of approximately $10.1 million and $5.8 million, respectively. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See also Part I, Item 1A.– "Risk Factors – Risks Related to Global Economic and Market Conditions – Global economic, political and market factors beyond our control could reduce demand for our services, and our profitability and business could suffer."

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to our cash and cash equivalents, restricted cash and deposits. As of December 31, 2025, our cash and cash equivalents, restricted cash and deposits amounted to $675.9 million. A hypothetical 100 basis point change in interest rates would increase or decrease our annual interest income by approximately $6.8 million, assuming no change in the amount or composition of our cash and cash equivalents, restricted cash and deposits.

As of December 31, 2025, a hypothetical 100 basis point increase or decrease in interest rates would decrease or increase the fair value of the available-for-sale investment portfolio by approximately $0.8 million, assuming no change in the amount or composition of the investments. The hypothetical unrealized gain or loss of $0.8 million would be recognized in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

A similar hypothetical 100 basis point increase or decrease in interest rates would decrease or increase the fair value of the trading securities portfolio by approximately $2.4 million. The hypothetical unrealized gain or loss of $2.4 million would be recognized in other, net in the Consolidated Statements of Operations.

We do not maintain an inventory of bonds that are traded on our platform.

Foreign Currency Exchange Rate Risk

We conduct operations in several different countries outside of the U.S., most notably the U.K., and substantial portions of our revenues, expenses, assets and liabilities are generated and denominated in non-U.S. dollar currencies. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating expenses, operating income and the value of balance sheet items denominated in foreign currencies.

During the year ended December 31, 2025, approximately 17.6% of our revenue and 29.5% of our expenses were denominated in currencies other than the U.S. dollar, most notably the British Pound Sterling. Based on actual results over the past year, a hypothetical 10.0% increase or decrease in the U.S. dollar against all other currencies would have increased or decreased revenue by approximately $14.9 million and operating expenses by approximately $14.9 million.

Credit Risk

Through certain of our subsidiaries, we execute securities transactions between our institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. Our operating subsidiaries settle such transactions using their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit and performance risks in our role as matched principal trading counterparty to our clients executing bond trades on our platform, including the risk that counterparties that owe us money or securities will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In connection with Open Trading or other anonymous protocols, we expect that the number of transactions in which we act as a matched principal will increase.

We have policies, procedures and automated controls in place to identify and manage our credit risk. There can be no assurance that these policies, procedures and automated controls will effectively mitigate our credit risk exposure. Some of our risk management procedures are reliant upon the evaluation of information regarding the fixed-income markets, our clients or other relevant matters that are publicly available or otherwise acquired from third-party sources. Such information may not be accurate, complete, up-to-date or properly assessed and interpreted by us. If our risk management procedures fail, our business, financial condition and results of operations may be adversely affected. Furthermore, our insurance policies are unlikely to provide coverage for such risks.

Cash and cash equivalents include cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, we are exposed to certain credit risk in relation to our deposits at these banks.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to economically hedge our foreign exchange gains and losses on the Consolidated Statements of Operations that arise from our U.S. dollar and Euro versus British Pound Sterling exposure from the activities of our U.K. subsidiaries. As of December 31, 2025, the notional amounts of our foreign currency forward contracts were $94.2 million. We also may enter into interest rate swap agreements to manage our exposure to the effect of interest rate changes on our unrealized gains and losses on U.S. Treasury investments. We do not hold derivative instruments for purposes other than economically hedging foreign currency and interest rate risk.

Item 8. *Financial Statements and Supplementary Data.*


MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*.

Based on its assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MarketAxess Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of MarketAxess Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or

complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Variable Transaction Fees related to Open Trading Commissions

As described in Note 2 to the consolidated financial statements, the Company's variable transaction fees related to Open Trading commissions were $175.6 million for the year ended December 31, 2025. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms, and vary based on the type, size, yield, and maturity of the bond traded, as well as individual client incentives. For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades.

The principal consideration for our determination that performing procedures relating to revenue recognition for variable transaction fees related to Open Trading commissions is a critical audit matter is a high degree of auditor effort in performing procedures related to this commission fee type.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the calculation of variable transaction fees related to Open Trading commissions and the underlying data. These procedures also included, among others, testing a sample of variable transaction fees related to Open Trading commissions by (i) obtaining and inspecting source documents for both the buyer and seller trades, such as trade ticket, customer agreements, and evidence of settlement and (ii) recalculating the variable transaction fees related to Open Trading commission based on the difference in price between the trades with both the buyer and seller.

Acquisition of RFQ-hub Holdings LLC - Valuation of Developed Technology and Customer Relationships

As described in Note 6 to the consolidated financial statements, on May 9, 2025, the Company completed its acquisition of a 90.3% controlling stake in RFQ-hub Holdings LLC ("RFQ-hub") for the total purchase price of $82.3 million. Of the acquired intangible assets, $16.9 million of developed technology and $12.6 million of customer relationships were recorded at fair value. The acquired developed technology and customer relationships were valued using the relief-from-royalty method and multi-period excess earnings methods, respectively. Determining the fair value of the developed technology and customer relationships intangible assets required judgment and involved the use of significant estimates and assumptions, including assumptions related to discount rates, revenue growth rates, customer attrition rates, royalty rates, technological obsolescence, contributory asset charges and asset lives.

The principal considerations for our determination that performing procedures relating to the valuation of developed technology and customer relationships acquired in the acquisition of RFQ-hub is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the developed technology and customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to discount rates, revenue growth rates, royalty rates, technological obsolescence and asset lives for developed technology and discount rates, revenue growth rates, customer attrition rates, contributory asset charges and asset lives for customer relationships; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the developed technology and customer relationships acquired. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the developed technology and customer relationships acquired; (iii) testing the completeness and accuracy of certain underlying data used in the relief-from-royalty and multi-period excess earnings methods; and (iv) evaluating the reasonableness of the significant assumption used by management related to revenue growth rates for developed technology and customer relationships. Evaluating management's assumption related to the revenue growth rates involved considering the current and past performance of RFQ-hub, the consistency with external market and industry data and whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief-from-royalty and multi-period excess earnings methods used by management and (ii) the reasonableness of (a) the discount rates, royalty rates, technological obsolescence and asset lives assumptions for developed technology and (b) the discount rates, customer attrition rates, contributory asset charges and asset lives assumptions for customer relationships.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 24, 2026
We have served as the Company's auditor since 2000.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

		As of		
		December 31, 2025		December 31, 2024
		(In thousands, except share and per share amounts)		
ASSETS				
Cash and cash equivalents	$	519,734	$	544,478
Cash segregated under federal regulations		48,722		47,107
Investments, at fair value		170,677		165,260
Accounts receivable, net of allowance of $743 and $982 as of December 31, 2025 and 2024, respectively		100,989		91,845
Receivables from broker-dealers, clearing organizations and customers		489,211		357,728
Goodwill		283,667		236,706
Intangible assets, net of accumulated amortization		110,629		98,078
Furniture, equipment, leasehold improvements and capitalized software, net of accumulated depreciation and amortization		112,431		107,298
Operating lease right-of-use assets		51,854		58,132
Prepaid expenses and other assets		46,972		82,584
Total assets	$	1,934,886	$	1,789,216
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued employee compensation		73,879		68,054
Payables to broker-dealers, clearing organizations and customers		325,959		218,845
Borrowings		220,000		—
Income and other tax liabilities		49,267		3,683
Accounts payable, accrued expenses and other liabilities		42,584		37,320
Operating lease liabilities		64,938		72,654
Total liabilities	$	776,627	$	400,556
Commitments and Contingencies (Note 15)				
Redeemable noncontrolling interest		12,592		—
Stockholders' equity				
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Common stock voting, $0.003 par value, 110,000,000 shares authorized, 41,121,305 shares and 41,020,421 shares issued and 35,776,886 shares and 37,646,374 shares outstanding as of December 31, 2025 and 2024, respectively		123		123
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Additional paid-in capital		305,923		350,701
Treasury stock – Common stock voting, at cost, 5,344,419 shares and 3,374,047 shares as of December 31, 2025 and 2024, respectively		(694,764)		(333,369)
Retained earnings		1,538,746		1,405,904
Accumulated other comprehensive income/(loss)		(4,361)		(34,699)
Total stockholders' equity		1,145,667		1,388,660
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$	1,934,886	$	1,789,216

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands, except per share amounts)				
Revenues						
Commissions	$	734,623	$	711,710	$	662,964
Information services		53,230		50,540		46,383
Post-trade services		44,491		42,487		40,178
Technology services		13,924		12,360		3,022
Total revenues		846,268		817,097		752,547
Expenses						
Employee compensation and benefits		248,537		235,880		206,926
Depreciation and amortization		76,699		73,824		70,557
Technology and communications		78,294		72,166		62,801
Professional and consulting fees		31,487		27,382		31,935
Occupancy		15,038		14,690		14,216
Marketing and advertising		11,204		11,713		11,049
Clearing costs		16,583		17,863		17,002
General and administrative		26,588		22,709		23,042
Total expenses		504,430		476,227		437,528
Operating income		341,838		340,870		315,019
Other income (expense)						
Interest income		24,397		26,046		22,425
Interest expense		(1,487)		(1,601)		(1,983)
Equity in earnings of unconsolidated affiliate		457		1,395		735
Other, net		1,790		(6,164)		(3,496)
Total other income (expense)		25,157		19,676		17,681
Income before income taxes		366,995		360,546		332,700
Provision for income taxes		120,083		86,365		74,645
Net income	$	246,912	$	274,181	$	258,055
Less: income attributable to redeemable noncontrolling interest		(285)		—		—
Net income available for common stockholders	$	246,627	$	274,181	$	258,055
Net income per common share						
Basic	$	6.66	$	7.29	$	6.87
Diluted	$	6.64	$	7.28	$	6.85
Cash dividends declared per common share	$	3.04	$	2.96	$	2.88
Weighted average shares outstanding						
Basic		37,056		37,600		37,546
Diluted		37,137		37,672		37,654

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Net income	$	246,912	$	274,181	$	258,055
Cumulative translation adjustment		29,829		(10,094)	$	13,349
Net unrealized gain/(loss) on securities available-for-sale, net of tax of $160, $92 and $12, respectively		509		(235)	$	(22)
Comprehensive income	$	277,250	$	263,852	$	271,382
Less: comprehensive income attributable to redeemable noncontrolling interest		(355)		—	$	—
Comprehensive income available for common stockholders	$	276,895	$	263,852	$	271,382

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Voting	Additional Paid-In Capital	Treasury Stock - Common Stock Voting	Retained Earnings	Accumulated Other Comprehensive Loss	Total stockholders' equity
	(In thousands, except per share amounts)					
Balance at December 31, 2022	$ 123	$ 345,468	$ (328,326)	$ 1,101,525	$ (37,697)	$ 1,081,093
Net income	—	—	—	258,055	—	258,055
Cumulative translation adjustment	—	—	—	—	13,349	13,349
Unrealized net gain (loss) on securities available-for-sale, net of tax	—	—	—	—	(22)	(22)
Stock-based compensation	—	29,190	—	—	—	29,190
Exercise of stock options	—	940	—	—	—	940
Withholding tax payments on Full Value Awards vesting and stock option exercises	—	(25,839)	—	—	—	(25,839)
Reissuance of treasury stock	—	(242)	1,235	—	—	993
Treasury stock used for acquisition	—	(16,225)	66,793	(6,727)	—	43,841
Cash dividend on common stock ($2.88 per share)	—	—	—	(108,637)	—	(108,637)
Balance at December 31, 2023	123	333,292	(260,298)	1,244,216	(24,370)	1,292,963
Net income	—	—	—	274,181	—	274,181
Cumulative translation adjustment	—	—	—	—	(10,094)	(10,094)
Unrealized net gain (loss) on securities available-for-sale, net of tax	—	—	—	—	(235)	(235)
Stock-based compensation	—	30,847	—	—	—	30,847
Exercise of stock options	—	2,988	—	—	—	2,988
Withholding tax payments on Full Value Awards vesting and stock option exercises	—	(16,194)	—	—	—	(16,194)
Reissuance of treasury stock	—	(232)	2,403	(581)	—	1,590
Repurchases of common stock	—	—	(75,474)	—	—	(75,474)
Cash dividend on common stock ($2.96 per share)	—	—	—	(111,912)	—	(111,912)
Balance at December 31, 2024	123	350,701	(333,369)	1,405,904	(34,699)	1,388,660
Net income	—	—	—	246,627	—	246,627
Cumulative translation adjustment	—	—	—	—	29,829	29,829
Unrealized net gain (loss) on securities available-for-sale, net of tax	—	—	—	—	509	509
Stock-based compensation	—	32,668	—	—	—	32,668
Withholding tax payments on Full Value Awards vesting and stock option exercises	—	(17,155)	—	—	—	(17,155)
Reissuance of treasury stock	—	(291)	1,981	—	—	1,690
Repurchases of common stock	—	(60,000)	(360,015)	—	—	(420,015)
Excise tax on repurchases of common stock	—	—	(3,361)	—	—	(3,361)
Cash dividend on common stock ($3.04 per share)	—	—	—	(113,785)	—	(113,785)
Balance at December 31, 2025	$ 123	$ 305,923	$ (694,764)	$ 1,538,746	$ (4,361)	$ 1,145,667

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Cash flows from operating activities			
Net income	$ 246,912	$ 274,181	$ 258,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	76,699	73,824	70,557
Amortization of operating lease right-of-use assets	7,523	6,639	5,853
Stock-based compensation expense	30,918	29,684	29,190
Deferred taxes	22,019	(3,878)	(5,815)
Foreign currency transaction losses	3,582	1,276	4,718
Other	(1,620)	7,042	(3,113)
Changes in operating assets and liabilities:			
(Increase) in accounts receivable	(2,380)	(3,730)	(7,116)
(Increase)/decrease in receivables from broker-dealers, clearing organizations and customers	(123,038)	320,091	(181,044)
Decrease in prepaid expenses and other assets	819	1,009	(11,898)
(Increase)/decrease in trading investments	206	(629)	(25,248)
(Increase) in mutual funds held in rabbi trust	(359)	(621)	(1,103)
(Decrease) in accrued employee compensation	3,195	7,049	1,466
Increase/(decrease) in payables to broker-dealers, clearing organizations and customers	99,172	(318,229)	227,920
Increase/(decrease) in income and other tax liabilities	23,510	(3,284)	(14,691)
Increase in accounts payable, accrued expenses and other liabilities	4,000	3,543	(7,229)
(Decrease) in operating lease liabilities	(9,019)	(8,730)	(6,735)
Net cash provided by operating activities	382,139	385,237	333,767
Cash flows from investing activities			
Available-for-sale investments			
Proceeds from maturities and sales	10,570	12,440	4,452
Purchases	(12,968)	(42,810)	(28,818)
Acquisition, net of cash acquired	(36,515)	—	(78,476)
Purchases of furniture, equipment and leasehold improvements	(8,204)	(9,942)	(9,326)
Capitalization of software development costs	(49,810)	(46,623)	(43,122)
Net cash (used in) investing activities	(96,927)	(86,935)	(155,290)
Cash flows from financing activities			
Cash dividends on common stock	(115,199)	(112,697)	(109,658)
Exercise of stock options	—	2,988	940
Withholding tax payments on Full Value Awards vesting and stock option exercises	(17,155)	(16,194)	(25,839)
Repurchases of common stock	(420,015)	(75,474)	—
Payment of contingent consideration	—	—	(12,500)
Proceeds from borrowings	220,000	344,925	123,995
Repayments of borrowings	—	(344,925)	(123,995)
Net cash (used in) financing activities	(332,369)	(201,377)	(147,057)
Effect of exchange rate changes on cash and cash equivalents	22,549	(8,138)	7,588
Cash and cash equivalents including restricted cash			
Net increase/(decrease) for the period	(24,608)	88,787	39,008
Beginning of period	700,459	611,672	572,664
End of period	$ 675,851	$ 700,459	$ 611,672

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Supplemental cash flow information			
Cash paid for income taxes	$ 62,834	$ 96,932	$ 94,814
Cash paid for interest	721	1,717	1,870
Non-cash investing and financing activity			
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	783	1,840	1,183
Furniture, equipment, software and leasehold improvement additions included in accounts payable	415	693	—
Stock-based and accrued incentive compensation relating to capitalized software development costs	7,534	5,542	—
Excise tax on repurchases of common stock	3,361	—	—
Exercise of stock options - cashless	—	1,735	—
Liabilities assumed in connection with acquisition of business:			
Fair value of assets acquired	82,568	—	127,635
Cash paid for acquisition, net of cash and cash equivalents acquired	(36,515)	—	(78,476)
Non-cash consideration:			
Fair value of previously held interest on acquisition date	(33,866)	—	—
Fair value of remaining noncontrolling interests on acquisition date	(10,365)	—	—
Treasury stock used for acquisition	—	—	(43,841)
Liabilities assumed	$ 1,822	$ —	$ 5,318

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, MarketAxess operates leading electronic trading platforms delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. Approximately 2,100 institutional investor and broker-dealer firms use MarketAxess' patented trading technology to access global liquidity on its platforms in U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. MarketAxess offers a diverse set of trading protocols, automated and algorithmic trading solutions, intelligent data products and a range of post-trade and technology services to provide an end-to-end trading solution to its network of platform participants. Through its Open Trading® protocols, MarketAxess executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment for corporate bonds.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments

The Company determines the appropriate classification of securities at the time of purchase which are recorded in the Consolidated Statements of Financial Condition on the trade date. Securities are classified as available-for-sale or trading. Available-for-sale investments are carried at fair value with unrealized gains or losses reported in accumulated other comprehensive loss in the Consolidated Statements of Financial Condition and realized gains or losses reported in other, net in the Consolidated Statements of Operations. Trading investments include U.S. Treasuries and are carried at fair value, with realized and unrealized gains or losses included in other, net in the Consolidated Statements of Operations.

The Company assesses whether an impairment loss on its available-for-sale debt securities has occurred due to declines in fair value or other market conditions. When the amortized cost basis of an available-for-sale debt security exceeds its fair value, the security is deemed to be impaired. The portion of an impairment related to credit losses is determined by comparing the present value of cash flows expected to be collected from the security with the amortized cost basis of the security and is recorded as a charge in the Consolidated Statements of Operations. The remainder of an impairment is recognized in accumulated other comprehensive loss if the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security prior to recovery.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds, trading securities, available-for-sale securities and foreign currency forward contracts. All other financial instruments are short-term in nature and the carrying amounts reported on the Consolidated Statements of Financial Condition approximate fair value.

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("securities failed-to-deliver") and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed-to-receive"). Securities failed-to-deliver and securities failed-to-receive for transactions executed on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade date basis.

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on the estimated expected credit losses in accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses.

The allowance for credit losses was $0.7 million and $1.0 million as of December 31, 2025 and 2024, respectively. The provision for bad debts was $0.9 million, $0.8 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Write-offs and other charges against the allowance for credit losses were $0.6 million, $0.4 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Furniture, Equipment and Leasehold Improvements

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years. The Company amortizes leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software, including, among other items, employee compensation and related benefits and third-party consulting costs at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Leases

At lease commencement, a right-of-use asset and a lease liability are recognized for all leases with an initial term in excess of 12 months based on the initial present value of the fixed lease payments over the lease term. The lease right-of-use asset also reflects the present value of any initial direct costs, prepaid lease payments and lease incentives. The Company's leases do not provide a readily determinable implicit discount rate. Therefore, management estimates the Company's incremental borrowing rate used to discount the lease payments based on the information available at lease commencement. The Company includes the term covered by an option to extend a lease when the option is reasonably certain to be exercised. Operating lease expense is recognized on a straight-line basis over the lease term and included as a component of occupancy and technology and communications expense in the Consolidated Statements of Operations.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in other, net in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to economically hedge its foreign currency transaction gains and losses. Realized and unrealized gains and losses on these forward contracts are included in other, net in the Consolidated Statements of Operations. The Company records the fair value of the forward contract asset in prepaid expenses and other assets or the fair value of the forward contract liability in accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

Revenue Recognition

The Company's classification of revenues in the Consolidated Statements of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has four revenue streams as described below.

Commission Revenue – The Company charges its broker-dealer clients variable transaction fees for trades executed on its platforms and, under certain plans, distribution fees or monthly minimum fees to use the platforms for a particular product area. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. For the majority of the Company's U.S. Treasury matched principal trades, commissions are invoiced and recorded on a monthly basis.

The Company also earns equities and foreign exchange commissions for algorithmic trading services and, following the 2025 RFQ-hub Acquisition, derivative and exchange-traded-fund ("ETF") commissions. These fees incorporate variable transaction fees, which are generally calculated as a percentage of the notional dollar volume traded and are billed on a monthly basis.

The following table presents commission revenue by fee type:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Commission revenue by fee type						
Variable transaction fees						
Disclosed trading	$	376,599	$	361,252	$	323,038
Open Trading – matched principal trading		175,557		177,966		178,517
U.S. government bonds - matched principal trading		18,029		19,310		15,222
Other		30,263		20,016		4,979
Total variable transaction fees		600,448		578,544		521,756
Distribution fees and unused minimum fees		134,175		133,166		141,208
Total commissions	$	734,623	$	711,710	$	662,964

Information services – Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers; professional and consulting services; technology software licenses; and maintenance and support services. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met, whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition:

	Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
Information services revenue by timing of recognition						
Services transferred over time	$	51,941	$	49,560	$	45,102
Services transferred at a point in time		1,289		980		1,281
Total information services revenues	$	53,230	$	50,540	$	46,383

Post-trade services – Post-trade services revenue is generated from regulatory transaction reporting, trade publication and post-trade matching services. Customers are generally billed monthly in arrears and revenue is recognized in the period transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period. The Company also generates one-time implementation fees for onboarding clients, which are invoiced and recognized in the period the implementation is completed. The following table presents post-trade services revenue by timing of recognition:

	Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
Post-trade services revenue by timing of recognition						
Services transferred over time	$	44,319	$	42,170	$	40,061
Services transferred at a point in time		172		317		117
Total post-trade services revenues	$	44,491	$	42,487	$	40,178

Technology services – Technology services revenue primarily includes technology-related license and connectivity fees and revenue generated from telecommunications line charges to broker-dealer clients. Customers may be billed monthly or quarterly in arrears or in advance, and revenue is recognized in the period transactions are processed. Revenues billed in advance are deferred and recognized ratably over the contract period.

The following table presents technology services revenue by timing of recognition:

	Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
Technology services revenue by timing of recognition						
Services transferred over time	$	13,150	$	12,334	$	3,021
Services transferred at a point in time		774		26		1
Total technology services revenues	$	13,924	$	12,360	$	3,022

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. Deferred revenues are included in accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2024		Revenue billed in advance of services to be performed		Revenue recognized for services performed during the period		Foreign Currency Translation		December 31, 2025
					(In thousands)				
Information services	$	3,302	$	15,512	$	(15,471)	$	—	$	3,343
Post-trade services		1,286		21,552		(21,553)		91		1,376
Technology services		415		5,943		(6,046)		—		312
Total deferred revenue	$	5,003	$	43,007	$	(43,070)	$	91	$	5,031

The majority of the Company's information services and post-trade services contracts are short-term in nature with durations of one year or less. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $28.3 million as of December 31, 2025. The Company expects to recognize revenue associated with the remaining performance obligations over the next 34 months.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. Tax benefits for uncertain tax positions are recognized when it is more likely than not that the positions will be sustained upon examination based on their technical merits. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Operations. All tax effects related to share-based payments are recorded in the provision for income taxes in the periods during which the awards are exercised or vest.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, revenue growth rates, customer attrition rates, royalty rates, technological obsolescence, contributory asset charges and asset lives. Intangible assets are valued using various methodologies, including the relief-from-royalty method and multi-period excess earnings method.

The Company operates as a single reporting unit. Following an acquisition, goodwill no longer retains its identification with a particular acquisition, but instead becomes identifiable with the entire reporting unit. As a result, all of the fair value of the Company is available to support the value of goodwill. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefit the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Equity Investments and Consolidation

The Company evaluates equity investments for potential consolidation under the voting-interest or variable-interest models. The Company consolidates investees over which the Company determines it has control under the voting interest model, generally greater than 50.0% ownership, or for which the Company is the primary beneficiary under the variable-interest model. The Company uses the equity method of accounting when it exercises significant influence over the investee, but does not have operating control, generally between 20.0% and 50.0% ownership. Under the equity method of accounting, original investments are recorded at cost in prepaid expenses and other assets on the Consolidated Statements of Financial Condition and adjusted by the Company's proportionate share of the investees' undistributed earnings or losses. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding during the period. For purposes of computing diluted earnings per share, the weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation and income taxes paid. The ASU is effective for the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. The guidance has been adopted by the Company on a retrospective basis and resulted in additional disclosures within Footnote 9, Income Taxes, but did not have an impact on the Company's consolidated statements of financial condition, operations and cash flows.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*. The ASU primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of the standard on its disclosures.

3. Regulatory Capital Requirements

One of the Company's U.S. subsidiaries is registered as a broker-dealer and is subject to the applicable rules and regulations of the SEC, FINRA and the CFTC. These rules contain minimum net capital requirements, as defined in the applicable regulations. Certain of the Company's foreign subsidiaries are regulated by the FCA in the U.K. or other foreign regulators and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of December 31, 2025, each of the Company's subsidiaries that are subject to these regulations had net capital or financial resources in excess of their minimum requirements. As of December 31, 2025, the Company's subsidiaries maintained aggregate net capital and financial resources that were $593.4 million in excess of the required levels of $39.8 million.

The Company's U.S. broker-dealer subsidiary is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2025, the U.S. broker-dealer subsidiary had a balance of $48.7 million in its special reserve bank account. This U.S. broker-dealer subsidiary also maintained net capital that was $329.1 million in excess of the required level of $2.2 million.

Each of the Company's U.S. and foreign regulated subsidiaries are subject to local regulations which generally limit, or require the prior notification to or approval from such regulated entity's principal regulator before, the repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2025				
Assets				
Money market funds	$ 23,355	$ —	$ —	$ 23,355
Securities available-for-sale				
Corporate debt	—	58,440	—	58,440
Trading securities				
U.S. Treasuries	—	100,772	—	100,772
Mutual funds held in rabbi trust	—	11,465	—	11,465
Foreign currency forward position	—	1,847	—	1,847
Total assets	$ 23,355	$ 172,524	$ —	$ 195,879
As of December 31, 2024				
Assets				
Money market funds	$ 55,473	$ —	$ —	$ 55,473
Securities available-for-sale				
Corporate debt	—	55,108	—	55,108
Trading securities				
U.S. Treasuries	—	99,045	—	99,045
Mutual funds held in rabbi trust	—	11,107	—	11,107
Total assets	$ 55,473	$ 165,260	$ —	$ 220,733
Liabilities				
Foreign currency forward position	—	936	—	936
Total liabilities	$ —	$ 936	$ —	$ 936

Money market funds are included in cash and cash equivalents on the Consolidated Statements of Financial Condition. Securities available-for-sale and trading securities are included in investments, at fair value on the Consolidated Statements of Financial Condition. Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward contracts are included in either other assets or accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition, and are classified within Level 2 as the valuation inputs are based on quoted market prices. The mutual funds held in a rabbi trust represent investments associated with the Company's deferred cash incentive plan.

During the years ended December 31, 2025 and 2024, there were no transfers of financial assets or liabilities between Level 1, Level 2 and Level 3.

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Consolidated Statements of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
			(In thousands)			
As of December 31, 2025						
Financial assets not measured at fair value:						
Cash	$ 496,379	$ 496,379	$ 496,379	$ —	$ —	$ 496,379
Cash segregated under federal regulations	48,722	48,722	48,722	—	—	48,722
Accounts receivable, net of allowance	100,989	100,989	—	100,989	—	100,989
Receivables from broker-dealers, clearing organizations and customers	489,211	489,211	107,223	381,988	—	489,211
Total assets	$ 1,135,301	$ 1,135,301	$ 652,324	$ 482,977	$ —	$ 1,135,301
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 325,959	$ 325,959	$ —	$ 325,959	$ —	$ 325,959
Borrowings	220,000	220,000	—	220,000	—	220,000
Total liabilities	$ 545,959	$ 545,959	$ —	$ 545,959	$ —	$ 545,959
As of December 31, 2024						
Financial assets not measured at fair value:						
Cash	$ 489,005	$ 489,005	$ 489,005	$ —	$ —	$ 489,005
Cash segregated under federal regulations	47,107	47,107	47,107	—	—	47,107
Accounts receivable, net of allowance	91,845	91,845	—	91,845	—	91,845
Receivables from broker-dealers, clearing organizations and customers	357,728	357,728	107,652	250,076	—	357,728
Total assets	$ 985,685	$ 985,685	$ 643,764	$ 341,921	$ —	$ 985,685
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 218,845	$ 218,845	$ —	$ 218,845	$ —	$ 218,845

The Company enters into foreign currency forward contracts as an economic hedge against certain foreign currency transaction gains and losses in the Consolidated Statements of Operations. These forward contracts are for three-month periods and are used to limit exposure to foreign currency exchange rate fluctuations. The Company records the fair value of the asset in prepaid expenses and other assets or the fair value of the liability in accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition. The following table summarizes the Company's foreign currency forward position:

	As of	
	December 31, 2025	December 31, 2024
	(In thousands)	
Notional value	$ 94,197	$ 64,454
Fair value of notional	96,044	63,518
Fair value of the asset/(liability)	$ 1,847	$ (936)

Realized and unrealized gains and losses on foreign currency forward contracts are included in other, net in the Consolidated Statements of Operations. The following table summarizes the realized and unrealized gains and losses on foreign currency forward contracts:

| | Year Ended December 31, | | |
	2025	2024	2023
	(In thousands)		
Unrealized gain/(loss)	$ 2,782	$ (2,838)	3,590
Realized gain/(loss)	1,667	1,148	$ (1,470)
Total gain/(loss)	$ 4,449	$ (1,690)	$ 2,120

The Company records restricted cash collateral deposits with its counterparty bank in prepaid expenses and other assets on the Consolidated Statements of Financial Condition. As of December 31, 2025, the Company did not maintain a collateral deposit with its counterparty bank.

The Company also enters into interest rate swap agreements to manage its exposure to the effect of interest rate changes on its unrealized gains and losses on U.S. Treasury investments. As of December 31, 2025, the Company had no interest rate swaps outstanding.

The following table summarizes the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
As of December 31, 2025				
Securities available-for-sale				
Corporate debt	$ 58,110	$ 333	$ (3)	$ 58,440
Trading securities				
U.S. Treasuries	100,487	329	(44)	100,772
Mutual funds held in rabbi trust	10,563	926	(24)	11,465
Total investments	$ 169,160	$ 1,588	$ (71)	$ 170,677
As of December 31, 2024				
Securities available-for-sale				
Corporate debt	$ 55,447	$ 88	$ (427)	$ 55,108
Trading securities				
U.S. Treasuries	100,484	86	(1,525)	99,045
Mutual funds held in rabbi trust	10,212	900	(5)	11,107
Total investments	$ 166,143	$ 1,074	$ (1,957)	$ 165,260

Proceeds from the sales and maturities of investments were $85.6 million and $62.4 million for the years ended December 31, 2025 and 2024, respectively. Purchases of investments were $87.8 million and $93.4 million for the years ended December 31, 2025 and 2024, respectively.

MARKETAXESS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the Company's unrealized and realized gains and losses on investments:

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
	(In thousands)		
Unrealized gains/(losses)			
Securities available-for-sale			
Corporate debt	$ 669	$ (328)	$ (11)
Trading securities			
U.S. Treasuries	1,733	(1,025)	446
Mutual funds held in rabbi trust	7	1,372	1,284
Total investments	$ 2,409	$ 19	$ 1,719
Realized gains/(losses)			
Securities available-for-sale			
Corporate debt	$ 5	$ 4	$ (11)
Trading securities			
Mutual funds held in rabbi trust	1,259	(328)	(138)
Total investments	$ 1,264	$ (324)	$ (149)
Liabilities:			
Securities sold, not yet purchased	$ —	$ 174	$ —

Unrealized gains and losses on securities available-for-sale are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses on securities available-for-sale and realized and unrealized gains and losses on trading securities are included in other, net on the Consolidated Statements of Operations.

The following table summarizes the fair value of the Company's corporate debt and U.S. Treasury investments based upon the contractual maturities:

| | Less than one year | Due in 1 - 5 years | Total |
	(In thousands)		
As of December 31, 2025			
Securities available-for-sale			
Corporate debt	$ 8,400	$ 50,040	$ 58,440
Trading securities			
U.S. Treasuries	—	100,772	$ 100,772
Total	$ 8,400	$ 150,812	$ 159,212
As of December 31, 2024			
Securities available-for-sale			
Corporate debt	$ 9,346	$ 45,762	$ 55,108
Trading securities			
U.S. Treasuries	49,978	49,067	99,045
Total	$ 59,324	$ 94,829	$ 154,153

The following table provides fair values and unrealized losses on the Company's available-for-sale investments and the aging of securities' continuous unrealized loss positions:

	Less than Twelve Months		Twelve Months or More		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
			(In thousands)			
As of December 31, 2025						
Corporate debt	$ 3,506	$ (3)	$ —	$ —	$ 3,506	$ (3)
As of December 31, 2024						
Corporate debt	$ 38,041	$ (426)	$ 1,226	$ (1)	$ 39,267	$ (427)

During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any credit losses on its available-for-sale securities. The unrealized losses on securities are due to changes in interest rates and market liquidity.

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

	As of	
	December 31, 2025	December 31, 2024
	(In thousands)	
Receivables from broker-dealers, clearing organizations and customers:		
Securities failed-to-deliver – broker-dealers and clearing organizations	$ 244,405	$ 109,307
Securities failed-to-deliver – customers	131,632	136,424
Cash deposits with clearing organizations and broker-dealers	107,223	107,652
Other	5,951	4,345
Total	$ 489,211	$ 357,728
Payables to broker-dealers, clearing organizations and customers:		
Securities failed-to-receive – broker-dealers and clearing organizations	$ 224,844	$ 158,694
Securities failed-to-receive – customers	93,107	51,916
Other	8,008	8,235
Total	$ 325,959	$ 218,845

6. Acquisitions and Equity Investments

RFQ Hub Holdings LLC Acquisition

In May 2022, the Company acquired a minority ownership stake in RFQ–hub Holdings LLC ("RFQ-hub"), an entity formed with a consortium of market participants to support the growth of a multi-asset request for quote platform. In April 2024, the Company entered into a Unit Purchase Agreement with Virtu Financial Operating LLC and RFQ-hub to purchase a controlling stake of RFQ–hub (the "2025 RFQ-hub Acquisition"). The 2025 RFQ-hub Acquisition was completed on May 9, 2025 (the "Acquisition Date").

Between May 2022 and the Acquisition Date, the Company possessed significant influence over RFQ–hub and accounted for its investment under the equity method of accounting. The Company's investment was recorded at carrying value within prepaid expenses and other assets on the Consolidated Statements of Financial Condition and the Company's proportionate share of RFQ–hub's net earnings was recorded within equity in earnings of unconsolidated affiliate on the Consolidated Statements of Operations.

Following the Acquisition Date, the Company holds a 90.3% controlling stake in RFQ-hub, subject to the call and put rights and incentive agreements described below under "*‒Redeemable Noncontrolling Interest.*" The 2025 RFQ-hub Acquisition is being accounted for as a business combination under ASC 805, *Business Combinations*. The 2025 RFQ-hub Acquisition cash consideration totaled $38.1 million.

The Company has performed a valuation analysis of the fair market values of its previously-held interests in RFQ-hub and of the assets and liabilities of RFQ-hub and its wholly-owned subsidiaries. During the third quarter of 2025, the Company made measurement period adjustments to the purchase price and fair values of assets acquired. The following table sets forth the components and the allocation of the purchase price for the business combination and summarizes the fair values of the assets acquired and liabilities assumed at the Acquisition Date and the purchase price adjustments recorded:

	Preliminary		Purchase Price Adjustments		Adjusted	
Previously held interests in RFQ-hub:						
Carrying value of previously held interest	$	34,878	$	—	$	34,878
Fair value of previously held interest on Acquisition Date		34,321		(455)		33,866
Loss on remeasurement of previously held interest		(557)		(455)		(1,012)
Purchase price allocation:						
Cash consideration at closing	$	38,069	$	—	$	38,069
Fair value of previously held interest on Acquisition Date		34,321		(455)		33,866
Fair value of remaining noncontrolling interests on Acquisition Date		13,755		(3,390)		10,365
Total purchase price		86,145		(3,845)		82,300
Acquired cash		(1,554)		—		(1,554)
Purchase price, net of acquired cash		84,591		(3,845)		80,746
Intangible assets		(30,300)		100		(30,200)
Accounts receivable		(4,333)		—		(4,333)
Prepaid expenses and other assets		(2,466)		1,392		(1,074)
Accounts payable, accrued expenses and other liabilities		1,822		—		1,822
Goodwill	$	49,314	$	(2,353)	$	46,961

RFQ-hub's assets and liabilities were measured at estimated fair values on the Acquisition Date. Estimates of fair value represent management's best estimate and require significant judgment about future events and uncertainties. Third-party valuation specialists were engaged to assist in the valuation of these assets and liabilities. The redeemable noncontrolling interests were valued using an option pricing model. The acquired developed technology and customer relationships intangible assets were valued using the relief-from-royalty method and multi-period excess earnings method, respectively. Determining the fair value of the developed technology and customer relationships intangible assets required judgment and involved the use of significant estimates and assumptions, including assumptions related to discount rates, revenue growth rates, customer attrition rates, royalty rates, technological obsolescence, contributory asset charges and asset lives. The fair values of the intangible assets acquired are as follows:

	Costs (in thousands)		Useful Lives
Developed technology	$	16,900	5 years
Customer relationships		12,600	15 years
Tradename - finite life		700	10 years
Total	$	30,200	

The goodwill recognized in connection with the 2025 RFQ-hub Acquisition is primarily attributable to the acquisition of an assembled workforce and expected future technology and synergies from the integration of the operations of RFQ-hub into the Company's operations. Approximately $19.5 million of the goodwill recognized in connection with the 2025 RFQ-hub Acquisition is expected to be deductible for income tax purposes.

Pro forma financial information and current period results for the 2025 RFQ-hub Acquisition were not material to the Company's consolidated financial statements and therefore have not been presented.

MARKETAXESS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Redeemable Noncontrolling Interest

The Second Amended and Restated Limited Liability Company Agreement of RFQ-Hub Holdings LLC (the "RFQ-hub LLC Agreement") contains a call right under which the Company may, during certain pre-set periods, require the noncontrolling equity holders of RFQ-hub to sell their interest to the Company at the fair market value of RFQ-hub as determined at the time this right is exercised (the "Call Right"). The RFQ-hub LLC Agreement also contains a put right under which the noncontrolling equity holders may, during certain periods after expiration of the availability of the Call Right, require the Company to purchase their interests at the fair market value of RFQ-hub as determined at the time this right is exercised. The redeemable noncontrolling interest is classified as temporary equity on the Consolidated Statements of Financial Condition and is recorded at fair value.

In addition, pursuant to certain incentive agreements, the Company and the noncontrolling equity holders of RFQ-hub may earn additional equity interests in RFQ-hub based on certain performance metrics. The Company records expense for the additional equity interests earned by the noncontrolling equity holders based on the fair market value of these equity units as of the Acquisition Date. The expense recorded by the Company for the year ended December 31, 2025 was $1.9 million and is included within other, net on the Consolidated Statements of Operations, with a corresponding increase to redeemable noncontrolling interest.

The following table is a summary of the changes in redeemable noncontrolling interest for the year ended December 31, 2025:

	(In thousands)
Balance at December 31, 2024	$ —
Redeemable noncontrolling interests assumed through the 2025 RFQ-hub Acquisition	10,365
Net income attributable to noncontrolling interests	285
Issuance of noncontrolling interests	1,942
Balance at December 31, 2025	$ 12,592

7. Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives were $283.7 million and $236.7 million as of December 31, 2025 and 2024, respectively. The following is a summary of changes in goodwill and intangible assets with indefinite lives for the year ended December 31, 2025:

	(In thousands)
Balance at December 31, 2024	$ 236,706
Goodwill from the 2025 RFQ-hub Acquisition	46,961
Balance at December 31, 2025	$ 283,667

Intangible assets with definite lives, including the related accumulated amortization, are comprised of the following:

	December 31, 2025			December 31, 2024		
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	(In thousands)					
Customer relationships	$ 155,492	$ (80,539)	$ 74,953	$ 138,089	$ (64,698)	$ 73,391
Developed technology	55,970	(21,984)	33,986	39,070	(15,501)	23,569
Other	2,760	(1,070)	1,690	2,060	(942)	1,118
Total	$ 214,222	$ (103,593)	$ 110,629	$ 179,219	$ (81,141)	$ 98,078

Amortization expense associated with identifiable intangible assets was $19.9 million, $19.8 million and $18.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Annual estimated total amortization expense is $19.7 million, $18.3 million, $16.7 million, $15.8 million and $11.1 million for the years ended December 31, 2026 through 2030, respectively.

8. Capitalized Software, Furniture, Equipment and Leasehold Improvements

Capitalized software development costs, furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization, are comprised of the following:

	As of December 31,	
	2025	**2024**
	(In thousands)	
Software development costs	$ 363,775	$ 307,722
Computer hardware and related software	49,011	50,770
Office hardware	7,746	7,201
Furniture and fixtures	6,716	6,520
Leasehold improvements	31,937	31,386
	459,185	403,599
Accumulated depreciation and amortization	(346,754)	(296,301)
Total	$ 112,431	$ 107,298

During the years ended December 31, 2025 and 2024, software development costs totaling $53.0 million and $49.1 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations.

9. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	$ 22,242	$ 48,337	$ 49,028
State and local	41,240	9,695	4,047
Foreign	34,582	32,211	27,385
Total current provision	98,064	90,243	80,460
Deferred:			
Federal	18,009	(2,884)	(2,823)
State and local	4,575	(573)	(754)
Foreign	(565)	(421)	(2,238)
Total deferred provision	22,019	(3,878)	(5,815)
Provision for income taxes	$ 120,083	$ 86,365	$ 74,645

Pre-tax income from U.S. operations was $235.8 million, $235.8 million and $228.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Pre-tax income from foreign operations was $131.2 million, $124.7 million and $103.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

MARKETAXESS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
	($ in thousands)					
U.S. federal statutory tax rate	$ 77,069	21.0 %	$ 75,715	21.0 %	$ 69,867	21.0 %
State and local taxes, net of federal benefit*	9,505	2.6	6,911	1.9	2,737	0.8
Foreign Tax Effects						
United Kingdom	4,273	1.2	4,298	1.2	1,935	0.5
Other foreign jurisdictions	1,654	0.4	1,346	0.4	1,386	0.4
Effect of cross-border tax laws	665	0.2	—	—	—	—
Tax Credits	(4,369)	(1.2)	(4,941)	(1.4)	(3,652)	(1.0)
Nontaxable or nondeductible items	4,400	1.2	3,036	0.9	2,372	0.7
Changes in unrecognized tax benefits**	26,886	7.3	—	—	—	—
Effective tax rate	$ 120,083	32.7 %	$ 86,365	24.0 %	$ 74,645	22.4 %

*State taxes in New York State and New York City for the years ended December 31, 2025, 2024 and 2023 made up the majority (greater than 50%) of the tax effect in this category

**The impact in the change in unrecognized tax benefits for the years ended December 31, 2024 and 2023 is immaterial

The following is a summary of the Company's net deferred tax assets:

	As of December 31,	
	2025	**2024**
	(In thousands)	
Deferred tax assets:		
Stock compensation expense	$ 4,962	$ 4,880
Operating lease liabilities	15,267	15,753
Deferred compensation	2,907	2,700
Capitalized software development	—	3,130
Other	110	1,096
Total deferred tax assets	23,244	27,559
Valuation allowance	—	—
Net deferred tax assets	23,244	27,559
Deferred tax liabilities:		
Capitalized software development	(16,397)	—
Depreciation	(5,998)	(6,990)
Goodwill and intangible assets	(6,667)	(5,307)
Operating lease right-of-use assets	(12,098)	(12,515)
Other deferred tax liabilities	(901)	—
Deferred tax asset/(liability), net	$ (18,816)	$ 2,747

The following is a summary of the Company's cash paid for income taxes, net of refunds:

		Year Ended December 31,				
		2025		2024		2023
		(in thousands)				
United Sates Federal	$	20,262	$	48,902	$	49,300
United States State and Local						
New York		3,802		7,192		6,921
New York City		3,406		8,420		6,478
Other		3,141		433		494
Foreign						
United Kingdom		23,467		23,594		20,310
Netherlands		6,813		7,524		10,828
Other		1,943		867		483
Total cash paid for income taxes, net of refunds	$	62,834	$ $	96,932	$ $	94,814

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. As of December 31, 2025, the Company was under a New York State income tax examination for tax years 2015 through 2020 and a New York City income tax examination for the tax years 2016 through 2018. Generally, other than New York City and State, the Company is no longer subject to tax examinations by tax authorities for years prior to 2021. Refer to Note 20, Subsequent Events.

A reconciliation of the Company's unrecognized tax benefits is as follows:

		Year Ended December 31,				
		2025		2024		2023
		(in thousands)				
Balance at beginning of year	$	—	$	3,130	$	9,835
Increase based on tax positions related to the current period		2,454		—		—
Increase based on tax positions related to prior periods		19,909		—		—
(Decrease) related to settlements with taxing authorities		—		(3,130)		(6,705)
Balance at end of year	$	22,363	$	—	$	3,130

As of December 31, 2025, the Company had $22.4 unrecognized tax benefits recorded. During the years ended December 31, 2025, 2024 and 2023, the Company recognized gross expenses of $11.7 million, $0.3 million and $1.6 million, respectively, in penalties and interest. The Company had $11.7 million accrued balances for the payment of interest and penalties as of December 31, 2025, and no accrued balances for the payment of interest and penalties as of December 31, 2024.

10. Stockholders' Equity

Common Stock

As of December 31, 2025, the Company had 110,000,000 authorized shares of voting common stock and 10,000,000 authorized shares of non-voting common stock. Voting common stock entitles the holder to one vote per share of common stock held.

The following is a summary of the changes in the Company's outstanding shares of voting common stock:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Outstanding shares of voting common stock at the beginning of year	37,646	37,900	37,648
Exercise of stock options	—	16	6
Issuance of restricted stock and performance shares, net of cancellations	183	125	97
Shares withheld for withholding tax payments	(81)	(61)	(81)
Repurchases of common stock	(1,981)	(342)	—
Reissuance of treasury stock	10	8	5
Treasury stock used for acquisition	—	—	225
Outstanding shares of voting common stock at the end of year	35,777	37,646	37,900

The Board authorized the 2022 Repurchase Program, the 2024 Repurchase Program and the 2025 Repurchase Program in January 2022, August 2024 and December 2025, respectively. On December 9, 2025, the Company entered into an accelerated stock repurchase agreement (the "ASR") with JPMorgan Chase Bank, National Association ("JPMorgan") pursuant to which the Company paid $300.0 million and received an initial delivery of 1,386,001 shares of the Company's common stock (the "Initial ASR Shares"), representing 80% of the value of such payment in shares, calculated based on the closing share price of $173.16 per share on December 9, 2025. The ASR was accounted for as an equity transaction. The fair value of the Initial ASR Shares of $240.0 million was recorded as a treasury stock transaction. The remaining $60.0 million was recorded as a reduction to additional paid-in capital. Final settlement of the ASR occurred on February 4, 2026 with the delivery of 359,782 additional shares. The average purchase price per share for shares of common stock purchased by the Company pursuant to the ASR was $171.84, which was determined based on the daily volume-weighted average price of the Company's common stock during the term of the ASR, less a discount.

During the year ended December 31, 2025, the Company repurchased a total of 1,980,715 shares of common stock under the Repurchase Programs at a cost of $360.0 million. As of December 31, 2025, the Company had $205.0 million of remaining capacity under the Repurchase Programs. Shares repurchased under the Repurchase Programs will be held in treasury for future use.

Dividends

During 2025, 2024 and 2023, the Company paid quarterly cash dividends of $0.76 per share, $0.74 per share and $0.72 per share, respectively. Any future declaration and payment of dividends will be at the sole discretion of the Board. The Board may take into account such matters as general business conditions, the Company's financial results and condition, capital requirements, contractual obligations, and legal and regulatory restrictions on the payment of dividends to the Company's stockholders or by the Company's subsidiaries to their respective parent entities, and any such other factors as the Board may deem relevant.

11. Stock-Based Compensation Plans

The Company maintains the 2020 Plan which provides for the grant of Full Value Awards, stock options and other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. As of December 31, 2025, there were 2,443,643 shares available for grant under the 2020 Plan.

Total stock-based compensation expense was as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Employees						
Full Value Awards	$	27,195	$	27,607	$	24,205
Stock options		1,053		1,728		3,592
Total employees		28,248		29,335		27,797
Non-employee directors						
Restricted stock and restricted stock units		3,883		1,512		1,393
Stock options		537		—		—
Total non-employee directors and consultants		4,420		1,512		1,393
Total stock-based compensation	$	32,668	$	30,847	$	29,190

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors in general and administrative expenses in the Consolidated Statements of Operations. Total stock-based compensation for employees includes $1.8 million, $1.2 million and $0.9 million of capitalized software development costs for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period. Options generally expire in six years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during the years ended December 31, 2025, 2024 and 2023 were $67.20, $77.16 and $123.47, respectively. The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted:

	Year Ended December 31,		
	2025	**2024**	**2023**
Expected life (years)	5.0	4.7	5.0
Risk-free interest rate	4.2%	4.0%	3.6%
Expected volatility	38.2%	39.2%	35.8%
Expected dividend yield	1.5%	1.3%	0.8%

The following table reports stock option activity during the years ended December 31, 2025, 2024 and 2023 and the intrinsic value as of December 31, 2025:

	Number of Shares	Weighted-Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
				(In thousands)
Outstanding at December 31, 2022	306,253	$ 290.65		
Granted	13,908	358.53		
Canceled or forfeited	(551)	382.12		
Exercised	(5,653)	166.34		
Outstanding at December 31, 2023	313,957	295.74		
Granted	20,793	220.50		
Canceled or forfeited	(229,478)	276.79		
Exercised	(22,044)	205.28		
Outstanding at December 31, 2024	83,228	353.14		
Granted	20,606	193.49		
Canceled or forfeited	(740)	374.44		
Exercised	—	—		—
Outstanding at December 31, 2025	103,094	321.08	3.2	—
Exercisable at December 31, 2025	64,486	380.77	2.2	—

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2025 of $181.25 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2025, there was $1.6 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Service-Based Restricted Stock and Restricted Stock Unit Awards

Our annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards generally vest ratably over a three-year period, subject to continued service to the Company. In addition, we grant share-based compensation awards in conjunction with certain new hires and for retention purposes. These awards generally vest over a three-year period. The Company also grants share-based compensation awards to its non-employee directors as part of such directors' compensation. These awards generally vest on the earlier of the date of the Company's next annual stockholders' meeting or the one-year anniversary of the grant date, subject to continued service to the Company. Such share-based compensation awards are expensed over the requisite service period.

Annual Performance-based Performance Stock Unit Awards

The Company grants performance stock unit awards to certain executives and certain senior managers of the firm as a component of their total compensation and in conjunction with certain new hires and for retention purposes. Annual performance stock unit awards generally cliff-vest on the third anniversary of the grant date based on the certification of certain performance metrics and subject to the applicable employee's continued service with the Company.

In February 2023, February 2024 and February 2025, annual performance stock units were granted with a three-year performance period that will vest based on the level of achievement by the Company of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share and revenue growth excluding U.S. credit for the following three fiscal years, including the year of grant. The final awarded payout for the awards granted in 2023, 2024 and 2025 will range from zero to 200%. Subject to the grantee's continued service, any performance stock unit award awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance stock units is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

Other Performance Stock Unit Awards

In March 2022, the Company's Chief Information Officer received a one-time sign-on equity award consisting, in part, of a performance stock unit award with a target of 3,986 shares. The award vested on March 1, 2025 after certification of the performance criteria. Compensation expense for the Chief Information Officer award was measured at the grant date and was expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

In April 2023, in connection with his appointment to the position, the Company's Chief Executive Officer received a one-time equity award consisting, in part, of a performance stock unit award with a target of 5,039 shares. The performance stock units vest 25% on each of the third and fourth anniversaries of the grant date and 50% on the fifth anniversary of the grant date, subject to certification of the performance criteria and his continued service through the respective vesting dates. Compensation expense for the Chief Executive Officer award was measured at the grant date and will be expensed over the requisite service period.

In June 2024, the Company's Chief Financial Officer received a one-time sign-on equity award consisting, in part, of a performance stock unit award with a target of 1,797 shares. The award will vest on June 3, 2027 after certification of the performance criteria, subject to her continued service through such date. Compensation expense for the Chief Financial Officer award was measured at the grant date and will be expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

Performance Stock Unit Award Estimates

The following table reports the Company's performance payout estimates for three-year performance period awards as of December 31, 2025, as well as the target and maximum share payouts for each award date granted:

Award Date	Estimate	Target	Maximum
February 15, 2023	6,942	16,273	32,546
February 15, 2024	23,656	24,147	48,294
June 3, 2024	1,633	1,797	3,594
February 15, 2025	26,592	27,871	55,742

Equity Grant Activity

The following table reports Full Value Awards activity during the years ended December 31, 2025, 2024 and 2023:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value ($)
Outstanding at December 31, 2022	162,356	$ 321.04
Granted	90,242	328.17
Performance share pay-out	12,145	360.90
Forfeited	(5,272)	376.51
Vested	(98,927)	288.73
Outstanding at December 31, 2023	160,544	346.15
Granted	150,031	217.80
Performance share pay-out	4,739	522.57
Forfeited	(29,581)	255.35
Vested	(85,932)	324.42
Outstanding at December 31, 2024	199,801	276.74
Granted	203,579	194.20
Performance share pay-out	9,812	350.94
Forfeited	(30,645)	226.61
Vested	(107,995)	278.22
Outstanding at December 31, 2025	274,552	223.20

As of December 31, 2025, there was $42.7 million of total unrecognized compensation cost related to Full Value Awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Employee Stock Purchase Plan

The Company maintains the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (the "ESPP") pursuant to which a total of 121,221 shares of the Company's Common Stock will be made available for purchase by employees. During the year ended December 31, 2025, the Company issued 10,343 shares of common stock under the ESPP. As of December 31, 2025, there were 97,712 shares available for purchase under the ESPP.

12. Earnings Per Share

The following table sets forth basic and diluted weighted average shares outstanding used to compute earnings per share:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except per share amounts)		
Basic weighted average shares outstanding	37,056	37,600	37,546
Dilutive effect of stock options and Full Value Awards	81	72	108
Diluted weighted average shares outstanding	37,137	37,672	37,654
Basic earnings per share	$ 6.66	$ 7.29	$ 6.87
Diluted earnings per share	6.64	7.28	6.85

Stock options and Full Value Awards totaling 183,624 shares, 329,810 shares and 306,678 shares for the years ended December 31, 2025, 2024 and 2023, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. The computation of diluted shares can vary among periods due, in part, to the change in the average price of the Company's common stock.

13. Credit Agreements and Short-term Financing

2023 Credit Agreement

On August 9, 2023, the Company entered into the 2023 Credit Agreement provided by a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, which provides aggregate commitments totaling $750.0 million, consisting of a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. The 2023 Credit Agreement will mature on August 9, 2026, with the Company's option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions. Subject to satisfaction of certain specified conditions, the Company is permitted to upsize the 2023 Credit Agreement by up to $375.0 million in total.

As of December 31, 2025, the Company had $220.0 million of borrowings and $0.1 million in letters of credit outstanding and $529.9 million in available borrowing capacity under the 2023 Credit Agreement. The Company's borrowings under the 2023 Credit Agreement mature on August 9, 2026.

Borrowings under the 2023 Credit Agreement will bear interest at a rate per annum equal to an alternate base rate or the adjusted term SOFR rate, plus an applicable margin that varies with the Company's consolidated total leverage ratio. The 2023 Credit Agreement requires that the Company satisfy certain covenants, including a requirement not to exceed a maximum consolidated total leverage ratio. The Company's outstanding borrowings as of December 31, 2025 bear interest at a 5.1% per annum rate. The Company incurred $0.8 million, $0.2 million and $0.1 million of interest expense under the 2023 Credit Agreement for the years ended December 31, 2025, 2024 and 2023, respectively. The Company also incurred $0.1 million of interest expense under a previous credit agreement for the year ended December 31, 2023.

See Note 20, Subsequent Events, for a discussion of the 2026 Amended Credit Agreement.

Uncommitted Collateralized Agreements

In connection with their self-clearing operations, certain of the Company's U.S. and U.K. operating subsidiaries maintain agreements with a settlement bank to allow the subsidiaries to borrow in the aggregate of up to $500.0 million on an uncommitted basis, collateralized by eligible securities pledged by the subsidiaries to the settlement bank, subject to certain haircuts. Borrowings under these agreements will bear interest at a base rate per annum equal to 1.00% plus the higher of (i) the upper range of the Federal Funds Rate, (ii) one-month SOFR plus an applicable margin or (iii) 0.25%.

The Company incurred no interest on borrowings under such agreements during the year ended December 31, 2025, and $0.1 million of interest expense on borrowings under such agreements during the each of the years ended December 31, 2024 and 2023. As of December 31, 2025, the Company had no borrowings outstanding and up to $500.0 million in available uncommitted borrowing capacity under such agreements.

Short-term Financing

Under arrangements with their settlement banks, certain of the Company's U.S. and U.K. operating subsidiaries may receive overnight financing in the form of bank overdrafts. The Company incurred interest expense on such overnight financing of $0.7 million, $1.4 million and $0.7 million during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the Company had no overdrafts payable outstanding.

14. Leases

The Company has operating leases for corporate offices with initial lease terms ranging from one-year to 15 years. Certain leases contain options to extend the initial term at the Company's discretion. The Company accounts for the option to extend when it is reasonably certain of being exercised. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants. The Company also has operating and finance leases for equipment with initial lease terms ranging from one-year to 5 years.

The following table presents the components of operating lease expense for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,		
Lease cost:	**Classification**	**2025**	**2024**	**2023**
		(In thousands)		
Operating lease cost - office space	Occupancy	$ 11,325	$ 11,034	$ 12,861
Operating lease cost - equipment	Technology and communications	390	390	98
Variable lease costs	Occupancy	3,379	3,327	237
Total operating lease cost		$ 15,094	$ 14,751	$ 13,196

Finance lease expense was $0.1 million for each of the years ended December 31, 2025 and 2024.

The Company determines whether an arrangement is, or includes, a lease at contract inception. Lease right-of-use assets and liabilities are recognized at commencement date and are initially measured based on the present value of lease payments over the defined lease term. As the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at the adoption date in determining the present value of lease payments.

The weighted average remaining lease term and weighted average discount rate are as follows:

	As of	
Lease Term and Discount Rate	**December 31, 2025**	**December 31, 2024**
Weighted average remaining lease term (in years) - operating leases	8.1	8.8
Weighted average discount rate - operating leases	6.1%	6.1%
Weighted average remaining lease term (in years) - finance leases	—	0.8
Weighted average discount rate - finance leases	—	7.2%

The following table presents the maturity of lease liabilities as of December 31, 2025:

	Operating Leases
	(In thousands)
2026	$ 12,671
2027	9,555
2028	8,732
2029	9,006
2030	9,039
2031 and thereafter	33,186
Total lease payments	82,189
Less: imputed interest	17,251
Present value of lease liabilities	$ 64,938

15. Commitments and Contingencies

Legal

In the normal course of business, the Company and its subsidiaries included in the consolidated financial statements may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual.

Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

Other

The Company, through certain of its subsidiaries, executes securities transactions between its institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades. The Company's operating subsidiaries settle such transactions pursuant to their self-clearing operations or through the use of third-party clearing brokers or settlement agents. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under both the self-clearing and the third-party clearing models, the Company may be exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is an error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreements, each third-party clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to counterparty failures for the years ended December 31, 2025, 2024 and 2023 respectively.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

16. Segment and Geographic Information

The Company's end-to-end trading solutions comprise one reportable segment. The Company's end-to-end trading solutions segment includes the operation of electronic platforms for the trading of fixed-income and other securities and related data, analytics, compliance tools, post-trade services and technology services. The Company derives revenue primarily in North America and Europe and manages its business activities on a consolidated basis. The Company considers its operations to constitute a single business segment due to the highly integrated nature of these products and services within the trading lifecycle, the use of a single inter-connected suite of technology solutions underlying all services, the financial markets in which the Company competes and the Company's worldwide business activities.

The accounting policies of the Company's reportable segment are the same as those described in the summary of significant accounting policies. The Company's chief operating decision maker ("CODM") assesses performance of the Company overall and decides how to allocate resources based on net income that is reported on the consolidated statement of operations as net income. The measure of segment assets is reported on the consolidated statement of financial condition as total assets. The Company's CODM is its Chief Executive Officer. The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the Company's end-to-end trading solutions or into other areas, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The significant segment expenses and net income reviewed by the CODM conform to the presentation of such items in the consolidated statements of operations.

For the years ended December 31, 2025, 2024 and 2023, the U.K. was the only individual foreign country in which the Company had operations that accounted for 10.0% or more of the total revenues or total long-lived assets. Revenues and long-lived assets are attributed to a geographic area based on the location of the client trading activity and receipt of services. Long-lived assets are defined as furniture, equipment, leasehold improvements and capitalized software. Revenues for the years ended December 31, 2025, 2024 and 2023 and long-lived assets as of December 31, 2025 and 2024 were as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Revenues						
United States	$	568,383	$	568,595	$	523,683
United Kingdom		177,257		161,838		147,019
Other		100,628		86,664		81,845
Total	$	846,268	$	817,097	$	752,547

	As of			
	December 31, 2025		**December 31, 2024**	
	(In thousands)			
Long-lived assets, as defined				
United States	$	99,849	$	92,983
United Kingdom		10,740		12,683
Other		1,842		1,632
Total	$	112,431	$	107,298

17. Retirement and Deferred Compensation Plans

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ended December 31, 2025, 2024 and 2023, the Company contributed $12.4 million, $11.7 million and $7.6 million, respectively, to the plans.

MARKETAXESS HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Company has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2025 and 2024, the fair value of the mutual fund investments and deferred compensation obligations was $11.5 million and $11.1 million, respectively. Changes in the fair value of securities held in the rabbi trust and offsetting increases or decreases in the deferred compensation obligation are recognized in other, net in the Company's Consolidated Statements of Operations.

18. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Consolidated Statements of Financial Condition to the sum of the same such amounts shown in the Consolidated Statements of Cash Flows:

	Statement of Financial Condition Location	As of December 31,		
		2025	2024	2023
		(In thousands)		
Cash and cash equivalents	Cash and cash equivalents	$ 519,734	$ 544,478	$ 451,280
Cash segregated for regulatory purposes	Cash segregated under federal regulations	48,722	47,107	45,122
Restricted cash deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers	107,223	107,652	115,151
Other restricted cash deposits	Prepaid expenses and other assets	172	1,222	119
Total		$ 675,851	$ 700,459	$ 611,672

19. Parent Company Information

The following tables present Parent Company-only financial information that should be read in conjunction with the consolidated financial statements of the Company.

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Financial Condition

	As of			
	December 31, 2025		December 31, 2024	
	(In thousands)			
ASSETS				
Cash and cash equivalents	$	9,254	$	94,332
Investments, at fair value		64,298		60,735
Accounts receivable		1,267		1,397
Receivable from subsidiaries		13,754		22,606
Intangible assets, net of accumulated amortization		16		18
Furniture, equipment, leasehold improvements and capitalized software, net of accumulated depreciation and amortization		13,464		15,617
Operating lease right-of-use assets		47,430		51,416
Investments in subsidiaries		1,300,111		1,179,524
Prepaid expenses and other assets		7,294		40,903
Income and other tax receivable		9,779		8,253
Total assets	$	1,466,667	$	1,474,801
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued employee compensation		9,178	$	9,707
Income and other tax liabilities		3,142		722
Borrowings		220,000		—
Accounts payable, accrued expenses and other liabilities		16,037		10,646
Operating lease liabilities		60,051		65,066
Total liabilities		308,408		86,141
Redeemable noncontrolling interest		12,592		—
Stockholders' equity				
Preferred stock		—		—
Series A Preferred Stock		—		—
Common stock voting		123		123
Common stock non-voting		—		—
Additional paid-in capital		305,923		350,701
Treasury stock		(694,764)		(333,369)
Retained earnings		1,538,746		1,405,904
Accumulated other comprehensive loss		(4,361)		(34,699)
Total stockholders' equity		1,145,667		1,388,660
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$	1,466,667	$	1,474,801

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Operations

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Revenues	$ 258,450	$ 246,600	$ 270,700
Expenses			
Employee compensation and benefits	10,388	12,091	13,938
Depreciation and amortization	2,200	2,186	2,153
Professional and consulting fees	6,341	6,149	5,828
General and administrative	4,154	1,660	2,301
Total expenses	23,083	22,086	24,220
Operating income	235,367	224,514	246,480
Other income (expense)			
Interest income	5,202	4,615	3,557
Interest expense	(769)	(167)	(155)
Equity in earnings of unconsolidated affiliate	457	1,395	735
Other, net	2,249	(5,088)	(369)
Total other income (expense)	7,139	755	3,768
Income before income taxes and equity in undistributed earnings of subsidiaries	242,506	225,269	250,248
Benefit from income taxes	(4,122)	(6,550)	(5,586)
Income before equity in undistributed income of subsidiaries	246,628	231,819	255,834
Equity in undistributed income of subsidiaries	284	42,362	2,221
Net income	246,912	274,181	258,055
Other comprehensive income (loss), net	30,338	(10,329)	13,327
Comprehensive income	$ 277,250	$ 263,852	$ 271,382

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Cash Flows

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Cash flows from operating activities			
Net income	$ 246,912	$ 274,181	$ 258,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,200	2,186	2,153
Amortization of operating lease right-of-use assets	3,986	3,697	3,361
Stock-based compensation expense	7,042	7,130	9,725
Deferred taxes	(625)	397	101
Equity in undistributed income of subsidiaries	(284)	(42,362)	(2,221)
Other	(550)	4,304	(4,675)
Changes in operating assets and liabilities:			
(Increase)/decrease in accounts receivable	130	526	(1,154)
Decrease in receivable from subsidiaries	26,332	12,694	5,474
Decrease in prepaid expenses and other assets	2,057	304	1,296
(Increase) in mutual funds held in rabbi trust	(232)	(94)	(189)
(Decrease)/increase in accrued employee compensation	(529)	1,118	(1,104)
(Increase)/decrease in income and other tax receivables	(1,526)	(579)	3,800
Increase/(decrease) increase in income and other tax liabilities	(941)	(2,278)	2,287
(Decrease)/increase in accounts payable, accrued expenses and other liabilities	8,495	4,809	(861)
(Decrease) in operating lease liabilities	(5,015)	(4,669)	(3,624)
Net cash provided by operating activities	287,452	261,364	272,424
Cash flows from investing activities			
Acquisition of business	(38,069)	—	(81,161)
Investments in subsidiaries	(700)	(30)	(10,058)
Available-for-sale investments			
Proceeds from maturities and sales	10,570	12,440	4,454
Purchases	(12,968)	(42,810)	(28,818)
Purchases of furniture, equipment and leasehold improvements	(44)	(156)	(239)
Net cash (used in) investing activities	(41,211)	(30,556)	(115,822)
Cash flows from financing activities			
Cash dividend on common stock	(115,199)	(112,697)	(109,658)
Exercise of stock options	—	2,988	940
Withholding tax payments on Full Value Awards vesting and stock option exercises	(17,155)	(16,194)	(25,839)
Repurchases of common stock	(420,015)	(75,474)	—
Proceeds from borrowings	220,000	100,000	100,000
Repayments of borrowings	—	(100,000)	(100,000)
Net cash (used in) financing activities	(332,369)	(201,377)	(134,557)
Effect of exchange rate changes on cash and cash equivalents	—	—	(3)
Cash and cash equivalents including restricted cash			
Net increase (decrease) for the period	(86,128)	29,431	22,042
Beginning of period	95,382	65,951	43,909
End of period	$ 9,254	$ 95,382	$ 65,951

MarketAxess Holdings Inc.
(Parent Company Only)
Condensed Statements of Cash Flows (Continued)

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Supplemental cash flow information:			
Cash paid for income taxes	$ 44,179	$ 53,999	$ 55,784
Cash paid for interest	—	167	35
Non-cash investing and financing activity:			
Exercise of stock options - cashless	$ —	$ 1,735	$ —
Excise tax on repurchases of common stock	3,361	—	—
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	1,072
Treasury stock used for acquisition of business	—	—	43,841

20. Subsequent Events

Tax Audits

On February 18, 2026, the Company entered into a closing agreement with New York State on its tax liability for the 2015-2023 period. The Company is no longer subject to income tax examination by New York State for years before 2024. The Company is still under income tax exam by New York City for tax years 2016 through 2018.

2026 Amended Credit Agreement

On February 4, 2026, the Company, as borrower, entered into the 2026 Amended Credit Agreement. The 2026 Amended Credit Agreement amends and restates in its entirety the 2023 Credit Agreement. Pursuant to the 2026 Amended Credit Agreement, the lenders will continue to provide aggregate commitments totaling $750.0 million (the "Credit Facility"), consisting of a revolving credit facility, a $5.0 million letter of credit sub-limit for standby letters of credit and a $380.0 million sub-limit for swingline loans. Subject to satisfaction of certain specified conditions, the Company continues to be permitted to upsize the Credit Facility by up to $375.0 million in total. The incremental facility continues to be uncommitted, and it is possible that the Company may not be successful in obtaining such commitments from existing or new lenders in the amount desired or at all.

The 2026 Amended Credit Agreement amends and restates the 2023 Credit Agreement to, among other things: (1) extend the maturity of the Credit Facility from August 9, 2026 to February 2, 2029, with the Company's option to request up to two additional 364-day extensions at the discretion of each lender and subject to customary conditions; (2) eliminate the 0.10% credit spread adjustment previously added to the interest rate on Secured Overnight Financing Rate ("SOFR") based borrowings; and (3) increases the maximum amount of cash that may be net against debt for the purposes of calculating the Company's Consolidated Total Leverage Ratio (as defined in the 2026 Amended Credit Agreement) from $30.0 million to $200.0 million.

As of the date hereof, the Company has $220.0 million in borrowings outstanding and one standby letter of credit, which borrowings were outstanding under the 2023 Credit Agreement and remain outstanding under the 2026 Amended Credit Agreement.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting and the report of our independent registered public accounting firm appears in Part II, Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

Item 9B. *Other Information.*

(b) Trading Plans

In the fourth quarter of 2025, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," "Executive Officers" and "Policies and Procedures Relating to Insider Trading, Repurchases of the Company's Common Stock and Employee Personal Trading" in our definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2026. We intend to file the Proxy Statement within 120 days after the end of our fiscal year (i.e., on or before April 30, 2026). Our Code of Conduct, applicable to directors and all employees, including senior financial officers, and our Code of Ethics of the Chief Executive Officer and Senior Financial Officers, including the Chief Financial Officer (the "Code of Ethics"), are available on our website at www.marketaxess.com. If we make any amendments to or waivers from our Code of Ethics that are required to be disclosed pursuant to the Exchange Act, we will make such disclosures on our website.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation and Talent Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters – Director compensation" in our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under our incentive plan as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	103,094	$ 321.08	2,443,643

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in our Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 – Ratification of Selection of Independent Registered Public Accounting Firm – Audit and other fees" in our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1(a)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Amendment No.2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
3.1(b)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated June 5, 2024)
3.1(c)	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
3.2	Amended and Restated Bylaws of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated July 17, 2024)
4.1	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))
4.2(a)	See Exhibits 3.1 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.2(b)	See Exhibit 3.2 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.3	Description of registrant's securities (incorporated by reference to Exhibit 4.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
10.1	Credit Agreement, dated as of August 9, 2023, among MarketAxess Holdings Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated August 9, 2023)+
10.2	Amended and Restated Credit Agreement, dated as of February 4, 2026, among MarketAxess Holdings Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated February 6, 2026)+
10.3	Membership Interest Purchase Agreement, dated as of August 5, 2023, by and among MarketAxess Holdings Inc., Pragma Weeden Holdings LLC, Pragma Financial Systems LLC, Pragma LLC and David Mechner (solely for purposes specified therein) (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)†+
10.4	MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed on June 10, 2020)#
10.5	MarketAxess Holdings Inc. 2012 Incentive Plan as Amended and Restated Effective June 7, 2016 (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2016, filed on April 25, 2016)#
10.6	Amendment Number One to the MarketAxess Holdings Inc. 2012 Incentive Plan as Amended and Restated Effective June 7, 2016 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated April 21, 2017)#

10.7   MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the registrant's Registration Statement on Form S-1 dated May 7, 2004 (Registration No. 333-112718))#

10.8   MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed on June 8, 2022)#

10.9   MarketAxess Holdings Inc. 2009 Employee Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#

10.10   MarketAxess Holdings Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#

10.11   Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)#

10.12   Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 19, 2011)#

10.13   Contract of Employment, dated March 15, 2017, between MarketAxess Europe Limited and Christophe Roupie (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)#

10.14   Employment Letter Agreement dated as of January 6, 2023, by and between Christopher R. Concannon and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.15   Form of Restricted Stock Unit Award Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.16   Form of Performance Stock Unit Agreement for Christopher R. Concannon pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan. (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 9, 2023)#

10.17   Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.18   Form of Restricted Stock Agreement for Directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.19   Form of Restricted Stock Unit Agreement for Directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.20   Form of 2022 and 2023 Restricted Stock Unit Agreement (Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.21   Form of 2022 and 2023 Restricted Stock Unit Agreement (Non-Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.22   Form of 2022 and 2023 Performance Stock Unit Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#+

10.23   Form of 2022 and 2023 Incentive Stock Option Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.24   Form of 2022 and 2023 Restricted Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.25   Form of 2022 and 2023 Performance Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.26   Form of 2024 Restricted Stock Unit Agreement (Non-Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated February 21, 2024)#

10.27   Form of 2024 Restricted Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#

10.28   Form of 2024 Performance Stock Unit Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#+

10.29   Form of 2024 Performance Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#+

10.30   Form of 2024 Incentive Stock Option Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)#

10.31   Form of 2025 and 2026 Restricted Stock Unit Agreement (Non-Deferred) for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)#

10.32   Form of 2025 and 2026 Performance Stock Unit Agreement for U.S.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)+#

10.33   Form of 2025 and 2026 Incentive Stock Option Agreement for U.S. based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)#

10.34   Form of 2025 and 2026 Restricted Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)#

10.35   Form of 2025 and 2026 Performance Stock Unit Agreement for U.K.-based Executive Officers pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)+#

10.36 Form of 2025 Restricted Stock Unit Agreement (Non-Deferred) for directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025)#

10.37 Form of 2025 Restricted Stock Unit Agreement (Deferred) for directors pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025)#

10.38 Form of Restricted Stock Unit (Buyout) for Naineshkumar Panchal pursuant to the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)#

10.39 Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Holdings Inc. and Scott Pintoff (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.40 Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Holdings Inc. and Kevin McPherson (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.41 Severance Protection Agreement, dated as of March 1, 2022, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.52 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022)#

10.42 Proprietary Information and Non-Competition Agreement, dated as of March 1, 2022, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.53 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022)#

10.43 MarketAxess Europe Limited Severance Protection Agreement, dated as of July 31, 2020, by and between MarketAxess Europe and Christophe Roupie (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated July 31, 2020)#

10.44 Form of Amendment of Severance Protection Agreement for U.S.-based Executive Officers, except Mr. Panchal (incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.45 Form of Amendment of Severance Protection Agreement for U.K.-based Executive Officers (incorporated by reference to Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020)#

10.46 Offer Letter, dated November 24, 2021, by and between MarketAxess Holdings Inc. and Naineshkumar Shantilal Panchal (incorporated by reference to Exhibit 10.32 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021)#†

10.47 Letter Agreement dated as of February 21, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated February 21, 2024)#†+

10.48 Letter Agreement dated as of May 27, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Amended Current Report on Form 8-K/A dated February 21, 2024 and filed on May 30, 2024)#†+

10.49 Severance Protection Agreement, dated as of February 21, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated February 21, 2024)#

10.50 Proprietary Information and Non-Competition Agreement, dated as of February 21, 2024, by and between Ilene Fiszel Bieler and MarketAxess Holdings Inc. (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated February 21, 2024)#

10.51 Contract of Employment dated as of May 16, 2025, by and between MarketAxess Europe Limited and Dean Berry (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated May 16, 2025)†+#

19.1	MarketAxess Holdings Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2024)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
31.1*	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025 has been formatted in Inline XBRL and is included in Exhibits 101.

* Filed herewith.

† Certain confidential information, identified by bracketed asterisks "[*****]" has been omitted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.
+ Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.
# Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

   None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ CHRISTOPHER R. CONCANNON
        Christopher R. Concannon
        Chief Executive Officer

Date: February 24, 2026

By: /s/ ILENE FISZEL BIELER
        Ilene Fiszel Bieler
        Chief Financial Officer

Date: February 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ CHRISTOPHER R. CONCANNON Christopher R. Concannon	Director, Chief Executive Officer (principal executive officer)	February 24, 2026
/s/ ILENE FISZEL BIELER Ilene Fiszel Bieler	Chief Financial Officer (principal financial officer)	February 24, 2026
/s/ NITIN MIRWANI Nitin Mirwani	Chief Accounting Officer (principal accounting officer)	February 24, 2026
/s/ CARLOS M. HERNANDEZ Carlos M. Hernandez	Chairman of the Board of Directors	February 24, 2026
/s/ NANCY ALTOBELLO Nancy Altobello	Director	February 24, 2026
/s/ STEVEN L. BEGLEITER Steven L. Begleiter	Director	February 24, 2026
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	February 24, 2026
/s/ JANE CHWICK Jane Chwick	Director	February 24, 2026
/s/ WILLIAM CRUGER William Cruger	Director	February 24, 2026
/s/ ROBERTO HOORNWEG Roberto Hoornweg	Director	February 24, 2026
/s/ KOURTNEY GIBSON Kourtney Gibson	Director	February 24, 2026
/s/ RICHARD G. KETCHUM Richard G. Ketchum	Director	February 24, 2026
/s/ EMILY PORTNEY Emily Portney	Director	February 24, 2026



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